2023 ANNUAL REPORT | **VORNADO** REALTY TRUST



*THE **PENN** DISTRICT*

 This Annual Report is printed on recycled paper and is recyclable.

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VORNADO COMPANY PROFILE

Vornado Realty Trust is a fully-integrated real estate operating company.

Our business is 87% New York-centric and 78% office-centric. We own all or portions of:

- 57 Manhattan properties consisting of:

    - 20.4 million square feet of office space in 30 properties;

    - 2.4 million square feet of street retail space in 50 properties;

    - 1,662 residential units in 5 properties;

    - Multiple future development sites, including 350 Park Avenue, Sunset Pier 94 Studios and PENN 15 (formerly the Hotel Pennsylvania);

- THE **PENN** DISTRICT is our campus-like development currently consisting of 9 million square feet in over a dozen buildings and land sites surrounding New York's Pennsylvania Station, the busiest transportation hub in North America;

- A 32.4% interest in Alexander's, Inc. (NYSE:ALX), which owns five properties in the New York metropolitan area, including 731 Lexington Avenue, the 1.1 million square foot Bloomberg L.P. headquarters building;

- Signage throughout Times Square and THE **PENN** DISTRICT;

- BMS, our wholly owned subsidiary, which provides cleaning and security services for our buildings and third parties, currently employing 2,437 associates;

- The 3.7 million square foot THE MART in Chicago; and

- A 70% controlling interest in 555 California Street, a three-building office complex in San Francisco's financial district aggregating 1.8 million square feet.

Vornado's common shares are listed on the New York Stock Exchange and are traded under the symbol: VNO.

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Financial Highlights

		Year Ended December 31,		
As Reported		**2023**		**2022**
Revenues	$	1,811,163,000	$	1,799,995,000
Net income/(loss)	$	43,378,000	$	(408,615,000)
Net income/(loss) per share - basic	$	0.23	$	(2.13)
Net income/(loss) per share - diluted	$	0.23	$	(2.13)
Total assets	$	16,187,665,000	$	16,493,375,000
Total equity	$	5,705,286,000	$	6,076,380,000
Net operating income	$	1,143,213,000	$	1,162,048,000
Funds from operations	$	503,792,000	$	638,928,000
Funds from operations per share	$	2.59	$	3.30
% (decrease)/increase in funds from operations per share		(21.5)%		11.1 %

		Year Ended December 31,		
As Adjusted		**2023**		**2022**
Net income	$	51,286,000	$	126,468,000
Net income per share - diluted	$	0.27	$	0.66
Funds from operations	$	508,151,000	$	608,892,000
Funds from operations per share	$	2.61	$	3.15
% (decrease)/increase in funds from operations per share		(17.1)%		10.1 %

These financial highlights and the letter to shareholders present certain non-GAAP measures, including net income (loss), net operating income ("NOI"), funds from operations ("FFO"), and earnings before interest, taxes, depreciation and amortization ("EBITDA"), all as adjusted, as well as NOI, FFO and EBITDA. We have provided reconciliations of these non-GAAP measures to the applicable GAAP measures in the appendix section of this letter to shareholders and in the Company's Annual Report on Form 10-K under "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations," which accompanies this letter or can be viewed at www.vno.com.

To Our Shareholders

Net Income/(Loss) attributable to common shares for the year ended December 31, 2023 was $43.4 million, $0.23 per diluted share, compared to ($408.6) million, ($2.13) per diluted share, for the previous year.

Funds from Operations, as Adjusted (an apples-to-apples comparison of our continuing business, eliminating certain one-timers) for the year ended December 31, 2023 was $508.2 million, $2.61 per diluted share, compared to $608.9 million, $3.15 per diluted share, for the previous year. This is detailed on page 5.

Funds from Operations, as Reported (apples-to-oranges including one-timers) for the year ended December 31, 2023 was $503.8 million, $2.59 per diluted share, compared to $638.9 million, $3.30 per diluted share, for the previous year. See page 5 for a reconciliation of Funds from Operations, as Reported, to Funds from Operations, as Adjusted.

Net Operating Income (before depreciation, G&A, and interest), as detailed below, for the year ended December 31, 2023 was $1.143 billion, up substantially from 2021 and basically flat from 2022.

Here are our financial results presented in Net Operating Income format by business unit:

	Net Operating Income				
($ IN MILLIONS)	2023 Same Store % Increase (Decrease)	% of 2023	**2023**	2022	2021
New York:					
Office	3.8 %	64.8 %	**727.0**	718.7	677.2
Retail	(6.4) %	16.8 %	**188.6**	205.7	173.4
Residential	11.8 %	1.9 %	**21.9**	19.6	17.8
Alexander’s	9.9 %	3.6 %	**40.1**	37.5	37.3
Total New York	**2.2 %**	**87.1 %**	**977.6**	981.5	905.7
THE MART	(34.8) %	5.5 %	**61.5**	96.9	58.9
555 California Street	26.3 %	7.4 %	**82.9**	65.7	64.8
	0.4 %	**100.0 %**	**1,122.0**	1,144.1	1,029.4
Other			**21.2**	17.9	4.0
Total Net Operating Income			**1,143.2**	1,162.0	1,033.4

Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of performance. They represent our intentions, plans, expectations, and beliefs and are subject to numerous assumptions, risks, and uncertainties. Our future results, financial condition and business may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine the outcome of these and our other forward-looking statements are beyond our ability to control or predict. For further discussion of factors that could materially affect the outcome of our forward-looking statements, see "Item 1A. Risk Factors" in Part I of our Annual Report on Form 10-K for the year ended December 31, 2023, a copy of which accompanies this letter or can be viewed at www.vno.com. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances occurring after the date of this letter.

The following chart reconciles Funds from Operations, as Reported, to Funds from Operations, as Adjusted:

($ IN MILLIONS, EXCEPT PER SHARE)	2023	2022
Funds from Operations, as Reported	**503.8**	638.9
Adjustments for certain items that impact FFO:		
Real Estate Fund	**(14.4)**	(1.6)
After-tax gain on sale of 220 Central Park South units	**(12.0)**	(35.9)
Credit losses on investments	**8.3**	—
Deferred tax liability - Farley	**11.7**	13.7
Other, including noncontrolling interests' share of above adjustments	**10.8**	(6.2)
Total adjustments	**4.4**	**(30.0)**
Funds from Operations, as Adjusted	**508.2**	608.9
Funds from Operations, as Adjusted per share	**2.61**	3.15

Funds from Operations, as Adjusted, decreased in 2023 by $100.7 million, or $0.54 per share. Here is the detail:

	Increase/(Decrease)	
($ IN MILLIONS, EXCEPT PER SHARE)	Amount	Per Share
Dispositions	(14.7)	(0.07)
Variable businesses	(4.3)	(0.02)
Tenant legal settlement	14.1	0.06
Net interest expense	(56.4)	(0.28)
Real estate tax expense - THE MART	(16.9)	(0.08)
Stock compensation	(19.6)	(0.09)
Other	(2.9)	(0.06)
Decrease in FFO, as Adjusted	**(100.7)**	**(0.54)**

Report Card

Since I have run Vornado from 1980, total shareholder return has been 11.4% per annum, but subpar lately. Dividends have represented 3.3 percentage points of Vornado's annual return.

The table below shows Vornado's total return to shareholders compared to our New York-centric peers and the Office REIT index for various periods ending December 31, 2023, and for 2024 year-to-date:

	Vornado	NY REIT Peers[1]	Office REIT Index
2024 YTD	(3.7)%	5.2 %	(5.1)%
One-year	39.2 %	30.8 %	2.0 %
Five-year	(40.3)%	(29.3)%	(16.8)%
Ten-year	(33.9)%	—	7.0 %
Twenty-year	64.1 %	—	98.6 %

Had we done this table as of December 31, 2019, pre-COVID, the numbers on the "twenty-year" line would have been, reading across, 569.9%, –, and 468.9%.

In 2015 and 2017, shareholders received $30.50 per share in dividends from our Urban Edge ($11.88) and JBG SMITH ($18.62) spin-offs. The fact that these shares declined over time, as have all other office and retail shares, is another issue altogether.

Ten-Year Earnings Record

As is our custom, we present the table below that traces our ten-year record, both in absolute dollars and per share amounts:

($ AND SHARES IN MILLIONS, EXCEPT PER SHARE DATA)	NOI[2]		FFO, As Adjusted			
	Amount	% Change	Amount	% Change	Per Share	Shares Outstanding
2023	**1,147.5**	**(0.2)%**	**508.2**	**(16.5)%**	**2.61**	**210.3**
2022	1,150.1	11.8 %	608.9	10.7 %	3.15	207.4
2021	1,028.4	2.5 %	549.9	9.8 %	2.86	205.7
2020	1,002.9	(13.3)%	501.0	(24.1)%	2.62	203.7
2019	1,156.6	0.8 %	660.5	(6.0)%	3.46	203.1
2018	1,147.1	— %	702.8	0.3 %	3.68	202.3
2017	1,146.9	3.4 %	701.0	4.3 %	3.66	201.6
2016	1,109.6	3.4 %	672.3	6.8 %	3.53	200.5
2015	1,073.3	9.3 %	629.7	24.1 %	3.32	199.9
2014	981.7	5.6 %	507.3	8.4 %	2.69	198.5

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[1]   Comprised of New York City-centric peers: SL Green, Empire State Realty Trust, and Paramount Group.
[2]   All years include only properties owned at the end of 2023.

Acquisitions/Dispositions

Here is a ten-year schedule of acquisitions and dispositions.

($ IN MILLIONS)	Number of Transactions	Net Acquisitions/ (Dispositions)	Acquisitions	Dispositions	Gain
2024 to date	—	—	—	—	—
2023	7	(127.4)	20.0	147.4	36.5
2022	7	(409.3)	—	409.3	69.0
2021	6	262.6	397.0	134.4	7.9
2020	3	3.7	3.7	—	—
2019	7	(2,818.6)	67.1	2,885.7	1,384.1
2018	9	336.0	573.5	237.5	170.4
2017	9	(5,901.9)	145.7	6,047.6	5.1
2016	11	(875.1)	147.4	1,022.5	664.4
2015	25	(3,717.1)	955.8	4,672.9	316.7
2014	17	(412.3)	648.1	1,060.4	523.4
	101	(13,659.4)	2,958.3	16,617.7	3,177.5

Over the ten-year period, our dispositions totaled $16.6 billion and we were a net seller or spinner of $13.7 billion.

2019 Dispositions include $2.665 billion for the Retail Joint Venture at a 4.5% cap rate, resulting in a gain of $1.205 billion[3]. 2017 Dispositions include $5.997 billion for the JBG SMITH spin-off and 2015 Dispositions include $3.700 billion for the Urban Edge Properties spin-off. No gain was recognized on these spin-offs.

The action here takes place on the 45th floor where our acquisitions/dispositions team resides. Thanks to Michael Franco, EVPs Michael Schnitt and Corporation Counsel Steven Borenstein, SVPs Cliff Broser, Brian Cantrell, Adam Green, and Tatiana Melamed.

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[3] The GAAP gain reported in our published financial statements was $2.571 billion, the difference being the step-up in basis to fair value of the retained portion of the assets. Much of this gain was reversed by impairment charges of $409.1 million in 2020 and $483.0 million in 2022.

Lease…Lease…Lease

The mission of our business is to create value for shareholders by growing our asset base through the addition of carefully selected properties and by adding value through intensive and efficient management. Our operating platform is where the rubber meets the road, and leasing is the main event.

This year, total leasing was 2,779,000 square feet. Our New York office leasing team won the gold medal leasing 2.1 million square feet. Average starting rents were a record-breaking $99 per square foot. In more gold medal stuff, for the year we leased 1.2 million square feet at over $100 per square foot rents.

As is our practice, we present below leasing and occupancy statistics for our businesses.

(SQUARE FEET IN THOUSANDS)	New York		THE MART	555 California Street
	Office	Retail		
2023				
Square feet leased	2,133	299	337	10
Initial Rent	98.66	118.47	52.97	134.70
GAAP Mark-to-Market	6.2 %	20.7 %	(3.3)%	12.8 %
Cash Mark-to-Market	(2.0)%	18.8 %	(7.8)%	2.4 %
Number of transactions	75	35	71	2
2022				
Square feet leased	894	111	299	210
Initial Rent	84.51	266.25	52.40	96.40
GAAP Mark-to-Market	9.0 %	(38.3)%	(4.8)%	24.3 %
Cash Mark-to-Market	5.4 %	(34.2)%	(5.4)%	13.6 %
Number of transactions	86	22	63	6

The negative mark-to-market for Retail in 2022 was driven by a rent reduction in Hollister's lease renewal at 666 Fifth Avenue. Excluding this deal, Retail GAAP and cash mark-to-markets would have been outstanding at positive 33.5% and 23.4%, respectively.

	New York		THE MART	555 California Street
	Office	Retail[4]		
Occupancy rate:				
2023	90.7 %	88.1 %	79.2 %	94.5 %
2022	91.9 %	83.9 %	81.6 %	94.7 %
2021	92.2 %	91.4 %	88.9 %	93.8 %
2020	93.4 %	90.4 %	89.5 %	98.4 %
2019	96.9 %	93.8 %	94.6 %	99.8 %
2018	97.2 %	97.6 %	94.7 %	99.4 %
2017	97.1 %	96.8 %	98.6 %	94.2 %
2016	96.3 %	97.0 %	98.9 %	92.4 %
2015	96.3 %	97.3 %	98.6 %	93.3 %
2014	96.9 %	96.9 %	94.7 %	97.6 %

Thanks to our leasing captains: Glen Weiss and Haim Chera. Also thanks to the New York Office leasing machine: EVP Josh Glick, Edward Riguardi, Jared Silverman, Ryan Levy, Anthony Cugini, and Jordan Donohue; and for Retail: EVP Ed Hogan, Jason Morrison, and Jenniel Davis; to EVP Paul Heinen, who runs THE MART and leasing at 555 California Street; and Toni McIntosh, Byron Morton and Josh Kellerman at THE MART. Our thanks also to our in-house legal teams and their leaders, EVPs Pam Caruso and Elana Butler.

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4   Excludes Manhattan Mall occupancy for all periods presented.






Clockwise from top left: 350 Park Avenue, THE MART, 1290 Avenue of the Americas, 770 Broadway

Capital Markets / Balance Sheet

At year-end, we had $3.2 billion of immediate liquidity consisting of $1.3 billion of cash and restricted cash and $1.9 billion available on our $2.5 billion revolving credit facilities. Today, we have $3.1 billion of immediate liquidity. We also have approximately $10 billion of unencumbered assets.

This year, the inflation-fighting Federal Reserve raised interest rates rapidly, sending lenders and capital market counterparties to the sidelines. In recent years, our capital markets volume has averaged over $4 billion; this year, only $613 million.

In January, we repaid our $105 million participation in the $205 million mortgage loan on 150 West 34th Street.

In June, a joint venture, in which we have a 55% interest, completed a $129.3 million refinancing of 512 West 22nd Street, a 173,000 square foot Manhattan office building. The interest-only loan bears a rate of SOFR plus 2.00% in year one and SOFR plus 2.35% thereafter. The loan matures in June 2025 with a one-year extension option subject to debt service coverage ratio, loan-to-value, and debt yield requirements. The loan replaces the previous $137.1 million loan that bore interest at LIBOR plus 1.85% and had an initial maturity of June 2023.

In June, the Fifth Avenue and Times Square Joint Venture completed a restructuring of the 697-703 Fifth Avenue $421 million mortgage loan. The restructured $355 million loan, which had its principal reduced through an application of property-level reserves and funds from the partners, was split into a $325 million senior note, which bears interest at SOFR plus 2.00%, and a $30 million junior note, which accrues interest at a fixed rate of 4.00%. The restructured loan matures in March 2028, as fully extended. Any amounts funded for future re-leasing of the property will be senior to the $30 million junior note.

In July, a joint venture, in which we have a 50% interest, completed a $54 million refinancing of the office condominium of 825 Seventh Avenue, a 173,000 square foot Manhattan office and retail building. The interest-only loan bears a rate of SOFR plus 2.75%, with a 30 basis point reduction upon satisfaction of certain leasing conditions, and matures in January 2026. The loan replaces the previous $60 million loan that bore interest at LIBOR plus 2.35% and was scheduled to mature in July 2023.

In October, we completed a $75 million refinancing of 150 West 34th Street, of which $25 million is recourse. The interest-only loan bears a rate of SOFR plus 2.15% and matures in February 2025, with three one-year as-of-right extension options and an additional one-year extension option available subject to satisfying a loan-to-value test. The interest rate on the loan is subject to an interest rate cap arrangement with a SOFR strike rate of 5.00%, which matures in February 2026. The loan replaces the previous $100 million loan, which bore interest at SOFR plus 1.86%.

Below is the right-hand side of our balance sheet as well as calculations of net debt/EBITDA at December 31, 2023, 2022 and 2021.

($ IN MILLIONS)	2023	2022	2021
Secured debt - nonrecourse	5,730	5,878	6,099
Unsecured debt - recourse	2,575	2,575	2,575
Share of non-consolidated debt	2,654	2,697	2,700
Noncontrolling interests' share of consolidated debt	(682)	(682)	(682)
Total debt	10,277	10,468	10,692
Cash	(1,413)	(1,783)	(2,177)
Projected cash proceeds from 220 Central Park South	(70)	(90)	(148)
Net debt	8,794	8,595	8,367
EBITDA as adjusted	1,081	1,091	949
Net debt/EBITDA as adjusted	8.1 x	7.9 x	8.8 x

We expect net debt/EBITDA to improve by at least one turn as PENN 2 rents up and our businesses normalize.

In 2023, we entered into interest rate swaps on $1.490 billion of debt, a 1.00% SOFR interest rate cap on the $950 million 1290 Avenue of the Americas mortgage loan ($665 million at share), and interest rate caps on $1.093 billion (at share) of other mortgage loans. As of March 31, 2024, the aggregate fair value of our interest rate hedges at share was $160 million.

At year end, fixed-rate debt, including the effect of interest rate swaps, accounted for 77% of debt with a weighted average interest rate of 3.6 and a weighted average term of 3.6 years. Floating-rate debt accounted for 23% of debt at a weighted average interest rate of 6.3% and a weighted average term of 1.6 years. Taking account of interest rate caps, 23% is reduced to 10%. While very helpful, our swaps and caps do not in most instances match the maturity dates of the loans and therefore provide only partial protection.

I would observe that there really is no protection against loans that mature into a rising interest rate market. And I further observe that the stock market marks to market, valuing at then-current interest rates, giving no value to lower-rate loans even if locked in for term.

Our **balance sheet strategy** is to rely primarily (70%) on project-level, nonrecourse debt – old-fashioned mortgages that are collateralized by assets we estimate to have an aggregate fair value of $9.4 billion (loan-to-value of 82%). We have approximately $10 billion of unencumbered real estate assets. Only 25%[5] of our debt is recourse. Here is the detail of recourse debt:

($ IN THOUSANDS)	Amount	Maturity	Years to Maturity
Debt recourse to Vornado:			
3.50% senior unsecured notes	450,000	1/25	0.8
Unsecured revolving credit facility ($1.25 billion available)	—	4/26	2.0
2.15% senior unsecured notes	400,000	6/26	2.2
Unsecured term loan	800,000	12/27	3.7
Unsecured revolving credit facility ($675 million available)	575,000	12/27	3.7
3.40% senior unsecured notes	350,000	6/31	7.2
	2,575,000		3.4

Our credit statistics have been negatively affected by COVID-related reductions in our income and higher interest rates. This resulted in downgrades by S&P to BBB- for senior unsecured debt and BB+ for corporate credit rating, by Moody's to Ba1 and by Fitch to BB+.[6]

Vornado remains committed to maintaining its investment grade rating. We aim to raise our rating as our income reverts and improves, as our variable businesses continue to recover, as our occupancy climbs back to our historical 97%, and as PENN 2 leases up.

Special thanks to EVP Jason Kirschner and SVP Tatiana Melamed.

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5 In addition, we guarantee five mortgage loans totaling $924 million ($541 million at share) for purposes of protecting tax positions.
6 All of our New York peers and most of the CBD office REITs are in the same boat.

Retail

Retail has bottomed. Tenant activity is picking up from literally no interest and no tours to now a fairly active market, but still at bottom-fishing pricing. While rents have a way to go to reach peak pricing of five years ago, we feel very good about the activity level and strength of this retail recovery. We expect activity and pricing to accelerate from here.

And there is more big retail news… In two blockbuster deals announced in December, global luxury retailers Prada and Kering bought prime, upper Fifth Avenue properties for their own use as stores. One deal was $835 million and the other was $963 million, so in round numbers, call it about $900 million for each half-block front on upper Fifth Avenue. So we now are seeing the most important retailers in the world investing aggressively in real estate for their own store brands on the most important retail thoroughfare in our country. This is only happening in the most important world cities (New York, London, Paris). Now, we take this mark very personally because we own, in our Retail Joint Venture (so 51.5% at our share), a 26% market share of upper Fifth Avenue in four half blocks of similar AAA quality. These transactions are indeed comps for our value. We also own in that same joint venture the two best full blocks (so four half blocks) in Times Square. And we own the largest sign business in town, over half of which is in Times Square, in that same joint venture.

We are making more than our fair share of deals – a sampling is Fendi, Berluti, Sephora, Whole Foods, Wegmans, Canada Goose, Chase, Duane Reade, Blue Ribbon Sushi, Stefano Ricci, Five Below, DSW Shoes, Hollister, Lifetime Fitness, Avra Prime…

Individually, and collectively, we own great assets… a portfolio of 50 properties, 2.4 million square feet of flagship street retail concentrated on the best high streets. Please see www.vno.com for portfolio details and images. Here is the math for our retail business:

($ IN MILLIONS, EXCEPT PROPERTIES)	Number of Properties	NOI	
		GAAP Basis	Cash Basis
2023	50	188.6	180.9
2022	56	205.7	188.8
2021	60	173.4	160.8
2020	63	147.3	158.7
2019	62	273.2	267.7
2018	63	353.4	324.2

For comparability, 2018 and 2019 cash basis NOI of $324.2 million and $267.7 million should be adjusted for the Retail Joint Venture, other sales and out-of-service assets taking our cash basis NOI, as adjusted, to $178 million and $194 million, respectively.

Below, we break down our retail business by submarket:

($ IN MILLIONS, EXCEPT %)	NOI			
	GAAP Basis		Cash Basis	
	Amount	%	Amount	%
Fifth Avenue	65.4	34.7	67.8	37.5
Times Square	25.2	13.4	26.6	14.7
THE **PENN** DISTRICT	33.0	17.5	23.9	13.2
Midtown South	31.8	16.9	28.4	15.7
Madison Avenue	11.8	6.3	11.6	6.4
Other	21.4	11.2	22.6	12.5
Total	188.6	100.0	180.9	100.0



Clockwise from top left: 595 Madison Avenue, 689 Fifth Avenue, PENN 1, 1540 and 1535 Broadway

THE **PENN** DISTRICT

A VORNADO CAMPUS

We are the largest owner in THE **PENN** DISTRICT with 9 million square feet. THE **PENN** DISTRICT's time has come. THE **PENN** DISTRICT is different from our other office assets…it is a large multi-building campus, it is long-term and it is development focused (*development* and *long-term* are two of the dirtiest words in REITland). THE **PENN** DISTRICT is the highest growth opportunity in our portfolio.

The name "Penn" – as used in Penn Plaza, or even THE **PENN** DISTRICT – is a legacy that short-sells reality. I look upon our neighbors Hudson Yards and Manhattan West, and our **PENN** DISTRICT as a single submarket, call it the "New West Side of Manhattan." This submarket has been the fastest grower in town, now comprising 36 million square feet, and has sites that over time will produce 20 million square feet of growth. There will always be Park Avenue but for an increasing array of occupiers, Manhattan is tilting to the south and to the west.



VORNADO'S PENN DISTRICT CAMPUS
HUDSON RIVER
PENN STATION BELOW
HUDSON YARDS
MANHATTAN WEST
PENN DISTRICT

Our development plans for Farley, PENN 1 and PENN 2 were outlined in my letters to shareholders over the last years. Images, budgets, returns and delivery dates are on our website. Two of these three large, exciting projects are now open and the third, PENN 2, is just about complete. When fully completed, these three, aggregating 5.2 million square feet, will constitute the debut of our vision for THE **PENN** DISTRICT. Here's an update:

- The acclaimed Moynihan Train Hall is open to the public, as is our Moynihan Food Hall.
- The doubling in width and doubling in height of the Long Island Rail Road concourse, main corridor of Penn Station, to 60 feet wide and 18 feet high is complete. Anyone who thinks Penn Station cannot be turned into a world-class facility without moving Madison Square Garden (highly unlikely and backbreakingly expensive) should take a look at this grand concourse. We own the retail on both sides of the LIRR concourse.
- Our retail leasing in both the Train Hall and the Long Island Rail Road concourse is above budget, with a prodigious 62 leases executed.
- Vornado was a major principal in both the Moynihan Train Hall and LIRR concourse public/private partnerships.
- At Farley, Meta (formerly Facebook) has taken occupancy of their 730,000 square feet under a 15-year lease.
- At PENN 11, our major tenant has expanded to 400,000 square feet.
- At PENN 1, our grand new lobby and multi-floor amenity offerings are completed and open. Our amenities here are extensive (we believe the largest amenity package in the City, by far) and unique, tailored to the demographic of our tenants' workforce, are very busy and receiving rave reviews from tenants and brokers.
- At PENN 2, the two-block wide Bustle is now complete, creating in front of PENN 2, combined with the 33rd Street promenade and the 33rd Street set-back at PENN 1, an expansive open public space which, I might say, will be quite unique and impressive (see cover picture).
- Directly across Seventh Avenue, the Hotel Penn is now down to ground, creating our quite spectacular PENN 15 site. And there are other sites in THE **PENN** DISTRICT for future development.
- Our food and beverage strategy of curating outstanding restaurants, fast casual, grab and go, coffee, and sweets offered by a mix of national and local operators at varying price points, to serve our tenants, neighbors, and the throngs of visitors to THE **PENN** DISTRICT, is well underway. Avra Prime, Blue Ribbon Sushi, Bar Primi, The Landing, The Grand Astro Room (by Sunday in Brooklyn), Roberta's, The Moynihan Food Hall, Los Tacos, Dos Toros, Shake Shack, Pret, Chick-Fil-A, Blue Bottle, Birch, Anita Gelato, Davey's Ice Cream, Magnolia Bakery (the list goes on…) are now open or soon will be.
- On the seventh floor of PENN 1, our **PENN** DISTRICT experience center is open and busy. This 14,000 square foot facility, complete with multiple scale models and floor-to-ceiling, wall-to-wall videos, vividly illustrates and brings to life our vision and plans for the buildings, restaurants, retail, amenities, and lifestyle and workstyle that THE **PENN** DISTRICT will become.

We have earned our stripes with what we have already accomplished in THE **PENN** DISTRICT… just look at the Moynihan Train Hall, the LIRR Concourse, Facebook at Farley (730,000 square feet), PENN 1 (2.6 million square feet), PENN 2 (1.8 million square feet), PENN 11 (1.1 million square feet), the two-block-long Bustle along Seventh Avenue, and expansive surrounding public plazas.

Our **PENN** DISTRICT development team is led by Barry Langer with David Bellman, Judy Kessler, Alan Reagan, Sandy Reis, Nicole Dosso, Chris Sullivan, Alejandro Knopoff, Andrew Hunt and Morgan Mann. Special shoutout and kudos to Glen Weiss, Barry Langer, Josh Glick, Lisa Vogel, Jerald Kohrs, and Brad Zizmor who have been the guiding lights in the creation of PENN 1's unique food, gathering and social spaces. And, thank you to Dan Shannon for his excellent and creative work on PENN 2.



FARLEY - Moynihan Train and Food Halls



PENN 1








PENN 2



Long Island Rail Road (LIRR) Concourse

Some Thoughts, 2023 Version
Portions reprinted from prior years.

I join with all citizens of the free world by saying that we are shocked and saddened by the now, two wars in Ukraine and Gaza. **I stand with Israel and with Ukraine.** The loss of life and destruction is heartbreaking… but the importance of the outcome of these hostilities to our way of life cannot be overestimated.

A shoutout and **thank you to our very talented, hard-working Vornado family** in New York, Paramus, Chicago and San Francisco, in leasing, development, the 45th floor, Paramus, operations, and BMS all of whom are A+, head of the class.

The State of Office

Nationwide, the **share prices of office companies have been crushed**. Geography, portfolio quality, and even balance sheet strength don't seem to matter. Is the stock market predicting that office buildings are obsolete, disrupted by the kitchen table and Zoom? Is the stock market predicting that the future of work, the future of office, and even the future of our cities is challenged? We don't think so.

We don't think WFH or WFA is an existential threat. While companies are still grappling with hybrid work policies and the right level of flexibility, overall sentiment is shifting toward pre-pandemic norms. The City is busy, apartments are full with waiting lists. We are seeing a real pick up in return to office throughout our portfolio, particularly Tuesday through Thursday. Utilization rates are approximately 65%[7] and the momentum is improving month by month. Both employers and employees recognize the productivity, collaboration, creativity, and cultural benefits of working in the office together.[8]

On an earnings call last year, in response to a question about hybrid work, I said, "I think you can assume Friday is dead forever … and Monday is touch and go." In 2021's letter, I asked "does anybody think a nine hour, four day workweek with three days off has legs?"

It seems to me there's a very close parallel between what happened to malls and what is now happening to office. Just five years ago, there was universal certainty that malls and brick and mortar retail were dead, the victim of ubiquitous and explosively growing e-commerce. Capital markets shut down, share prices cratered… but behold, today malls and physical stores are booming. It seems to me that office in New York, and in all U.S. cities, has fallen victim to the same emotional and short-sighted view. Work from home is to office what the internet was to retail. We believe in-office work is the better bet. Given a little time, frozen capital markets and no new supply will restore the supply-demand balance and restore value to office. Lower interest rates, when they finally come, will be the icing on the value-creation cake. Malls and office and the center cities of America are not going away. This cycle is not yet over and there remain challenges… but **for forward-looking investors, the time is now**. Coincidently, only a few days ago, *The Wall Street Journal* Heard on the Street column featured an article about real estate, the headline of which was **"U.S. Property Crunch Favors the Bold"** with the subheadline **"Investors willing to buy buildings when everyone is running scared typically get the biggest rewards."**

Here's the opportunity[9], i.e. let's skate to where the puck will be. Office, in the public markets, is on offer at a fraction of NAV (admittedly, a very subjective number), a more than 50% discount from "normal" pricing of several years ago. Query: would you rather buy what Mr. Market is selling at a once in a generation deep discount or invest in in-vogue property types at top-tick pricing? Here's my bull case, really a prediction: frozen capital markets and sky-high interest rates have and will continue to shut down new builds and tenants' normal growth will lead to a very tight New York City office market. A point in fact, even in this market, Park Avenue has already tightened to under 7% vacancy, with rents going from say mid-$80s to $120s already.

In New York, of the total 422 million square feet, 245 million square feet are old, tired, obsolete, and well past their sell-by date. So **we really compete in a much smaller market of 177 million square feet**. See Appendix A for square feet, vacancy, and building quality by submarket. These statistics tell a very interesting and important story.

Notwithstanding all the noise, **our team produced an outstanding 2023 leasing year** (see page 8).

And notwithstanding all the noise, it's important to note, with reference to the Net Operating Income table on page 4, that our business units have by and large, and in the aggregate, held up very well. Interest rate increases and other below-the-line items have, of course, taken their toll.

Big Trouble in Debt Markets

In this cycle, **office towers, nationwide, are the common enemy.** Most office loans will have to be restructured and extended as they aren't refinanceable at their current levels. Defaults and "give back the keys" have already started, led by some of the industry's largest landlords. By and large, lenders really don't want the keys back and actually do need to get the defaulted loans off their books, initially at small discounts and eventually at whatever discount clears the market.

There is no new debt available for office, so no buying, no selling, no new builds.[10] When a loan comes due, the only real refinance option available (and that with a fight) is from the existing lender. There is a mere trickle of equity at deal-stealing prices. How long and deep this all goes is unknowable. So, coming out of the cycle, many good but overleveraged buildings will change hands, will be de-levered, and the second or third owner will enjoy a much lower basis. We have a best-in-class operating platform and intend to participate in this death and rebirth cycle. My colleagues and I at Vornado are optimistic and excited.

We are clear-eyed and realistic about the near-term financing market challenges. It is not pretty when 3% debt rolls over to 7%, or even up to 10%. We will certainly have a few workouts to deal with over the next couple of years, but that goes with the territory.

7 45% on Mondays, just 25% on Fridays. Pre-pandemic normal was 80%.
8 And it's certainly much more fun to be gathered together rather than alone.
9 Trouble always creates opportunity.
10 More broadly, lenders have no appetite for construction financing across most property types which should also keep a lid on new supply.

Farley, PENN 1, PENN 2 are Debt-Free

Several years ago when we began the Farley/Facebook, PENN 1 and PENN 2 projects, **we loaded in over $2 billion in cash to prefund 100% of our development and construction costs**. We didn't know then how prescient that would be. So Farley/Facebook and PENN 1 are now finished and paid for, as is PENN 2, which is just about complete. These three assets, aggregating 5.2 million square feet, are free and clear and unencumbered… and that's quite a feat.

Dividends

A few facts for context… In 2022, our dividend was $2.12, or $435 million, in cash. Over the past 10 years we have paid $5.1 billion in regular dividends and another $400 million in special dividends and another $6 billion in spin-off dividends. An analyst characterized REIT dividends as sacred, and I agree… well, I sort of agree. For 2023, we paid a $0.375 dividend, or $72 million in cash, in the first quarter and a fourth quarter true-up dividend, making the total for the year $0.675, $129 million in cash. Going forward, on a year-by-year basis until conditions normalize, we will defer paying dividends for the first, second, and third quarters, and in the fourth quarter, based upon known facts, actual taxable income, including asset sales, etc. we will pay out taxable income, but will reassess whether it is wise and appropriate to pay in cash, or in a combination of cash and scrip. Shareholders should be indifferent as to whether they receive cash or scrip, but that cash, if retained, might be more wisely employed for debt management, stock buybacks, or whatever.

Buybacks

As most of you know, I have resisted buybacks for years and years, resisted copy-catting and resisted the pounding from analysts to "close the NAV gap." I believe my resistance was logical and fact based and proven correct by the market. Recently in April, when our stock sold off into the teens, seeing a unique opportunity, our Board authorized a $200 million share buyback program (a toe in the water). To date, we have repurchased 2,024,495 common shares for $29,143,000, an average price per share of $14.40[11]. We will proceed carefully and in a measured way.

To summarize, the economy has held up better than expected in the face of the Federal Reserve's historic interest rate increases… but make no mistake, in the end, the Fed will win its battle against inflation. Real estate capital markets remain challenged (read frozen), making it extremely difficult to finance or sell assets. Capital is scarce and back-breakingly expensive. While these circumstances will cause pain in the short term, they lay the foundation for a recovery in fundamentals and values in the future. The direct byproduct of the lack of availability and out-of-sight high cost of financing is that it will shut down almost all new building. If history is our guide, as demand recovers, the market will tighten and Class A rents and values will benefit enormously. We have seen this movie before.

We are in the multi-tenant office business. On average, we re-rent, say, 10% of our space yearly, call it two million square feet. The **tenant inducement capex** the market now demands to re-rent that space might be as much as $300 per square foot ($150 per square foot of TIs and a like amount of free rent), which amortized over a ten-year lease at 6% is $40.76 per annum. This is a killer.

One theme we do think will continue is a heightened focus on the **quality of the landlord**. Many landlords, particularly private ones, are struggling with high leverage levels, which may limit their ability to invest capital in their buildings or, in some cases, even retain their assets. Tenants and their brokers will shun these buildings. Strong, well capitalized landlords like Vornado will benefit.

What's going on here? And nobody seems to care. The Federal debt is now $34 trillion, up from $20 trillion just seven years ago. What's more – annual deficits are running close to $2 trillion and the national debt is projected to be $45 trillion by 2030.[12]

The heavily populated northern, blue cities – what I call the northern crown of America – Washington, Philadelphia, New York, Chicago, Seattle, Portland, San Francisco, and Los Angeles are all indulging runaway budgets and increasing taxes.

There is a natural competition between **high-tax**, densely populated urban centers and **low-tax/no-tax**, generally warm weather, business welcoming states. Take a hard look at these statistics[13]:

	New York	Florida	Texas
Population (in thousands)	19,571	22,611	30,503
Expenditures (in millions)	229,039	116,500	160,650
Expenditures per capita	11,703	5,152	5,267

In the this will never happen… but it should department, the first governor of a northern, densely populated, urban state who recognizes all this and reduces taxes will be lionized.

I again question the wisdom of the **New York State estate tax**. I repeat here what I have said before:
In New York State, the top 2% pay a full 50% of personal income taxes so it is critical that they remain tax-paying residents. The vulnerability comes with the 2%-ers, who are at the end of their careers. Most of the folks I know are willing to pay higher income taxes for the privilege of living in New York, but hate the prospect of a 16% toll for the privilege of dying in New York. New York State's estate tax brings in less than three quarters of one percent of the state's annual budget. The estate tax should be repealed. Keeping our highest taxpayers through the end of their lives is both good economic policy and good politics. By the way, high-tax California has no estate tax, New Jersey repealed its estate tax in 2018.

---

11   I should have sold the farm and backed up the truck.
12   Source: Congressional Budget Office for all amounts
13   Source: U.S. Census Bureau for population amounts and state websites for budgeted expenditures

In January 2023, we completed **an important deal with Citadel** for 350 Park Avenue, which involved their master leasing the entire 585,000 square foot building (relieving us of 225,000 square feet of vacancy). This deal will almost certainly result in a teardown and a new build of a grand 1.7 million square foot tower on a larger assembled site. Please see our press release of December 9, 2022. We have a lot of friends on Wall Street and I might venture that by any measure (return on equity, return per employee, etc.), Citadel is at the head of the class, intensely focused and aggressively growing. This deal validates the quality of our site, our development team, and New York.

There is a learning here with regard to WFH and WFA. Interestingly, Ken tells me that a significant differentiator for his firm is the simple fact that everybody comes to work every day, five days a week (I think they start at 7:30 am). I think companies that embrace work-from-home will be left behind. And I think it's absurd to think that years from now, tens of millions of Americans will be working from home, alone at their kitchen table. And that office towers and our great cities will be empty. And by the way, Zoom (a.k.a. Hollywood Squares) may be a disruptor, but its stock is down from the $500s to a still high $64.

In August, we contributed our **Pier 94** leasehold to a joint venture with our partners Hudson Pacific and Blackstone and we will own 50% of the venture. This will be the best studio facility in New York City and the only purpose-built one in Manhattan. We appreciate the support of the Mayor and the New York City EDC in completing this important public/private partnership. Demolition of the old headhouse and exterior of the Pier is complete. Foundation work has commenced for the new headhouse and structural reinforcement of the Pier is ongoing. We expect to deliver the project by the fourth quarter 2025. We believe in the project's potential and expect it to generate a very attractive 10%+ incremental cash yield on our investment.

Replacement cost for New York office buildings is rising aggressively. Replacement cost has always been a leading indicator, foretelling that the existing stock of office buildings will be increasing in value.

In the history of New York real estate, **all great landlord bull markets** followed a period of constrained supply, and here we are. Capital markets are now making it almost impossible to build new.

The market is demanding **highest quality, heavily amenitized, transportation-based space**. Our portfolio fits the bill: THE **PENN** DISTRICT (Farley, PENN 1, PENN 2), 770 Broadway, 1290 Avenue of the Americas, 280 Park Avenue, 555 California Street, THE MART, future development sites 350 Park Avenue and PENN 15, to name a few.

After years of proudly commanding a full page and hero picture in this letter, **220 Central Park South**, basically completed, now gets this short paragraph. Sales to date have totaled $3.268 billion. We are over 98% sold with, I guesstimate, $55 million still to come from the few remaining future sales. As an indicator of the singular success of this product, resale prices are up, and up substantially, and I believe 220 to be the only recent development where resale prices have increased.

After three years of advocating that the powers that be should award a **gaming license** in Manhattan, in October, I made the surprise announcement that we would not be pursuing a gaming license. Now, we have a great double-block long site in THE **PENN** DISTRICT, which may well have had the winning hand. But here is my logic. The single most important financial imperative in our company is to successfully complete the leasing of PENN 2; that will generate over $100 million of incremental income and create over two billion dollars of incremental value. It became very clear that the tenants who would fill this space would not locate across the street from a casino. What's more, I made the odds no more than 50-50 that a gaming license would be granted for Manhattan and, if it were, the odds of any individual site winning the sweepstakes would be around, say, 10%. So two billion dollars of value creation vs. a 10% chance in a long-tailed governmental process – this was an easy call.

We are a show-me stock. Our team accepts that.

We believe in New York, our hometown, the most important city in America. New York is the economic and cultural capital of the United States (there is a reason the Statue of Liberty is in New York Harbor); it is the finance center of the world; it attracts the best and the brightest; it has a large and growing highly educated and diverse workforce, eight professional sports teams, Lincoln Center and Carnegie Hall, Broadway, great museums, great restaurants and nightlife, the best hospitals and universities, and, of course, the largest concentration of Fortune 500 headquarters, and New York is now the second most important tech center in the country… you get the message.

2023: Another Year of Excellence



GRESB MEMBER

▸ **#1** in the USA among our peers for Diversified Office/Retail REITs.
▸ **"Green Star"** distinction for the 11th time and a 5-star rating.
▸ Score an "A "for its ESG public reporting.



2024 ENERGY STAR PARTNER OF THE YEAR (ESPOY)

▸ 9th time awarded this distinction, demonstrating our long-term partnership with **ENERGY STAR.**



S&P GLOBAL CORPORATE SUSTAINABILITY ASSESSMENT (CSA)

▸ Vornado performed in the top quintile for the **Real Estate Industry** in the S&P Global Corporate Sustainability Assessment (CSA).



SCIENCE BASED TARGETS

▸ As of 2023, we have reduced our Scope 1 and Scope 2 location-based and market-based emissions by **4% and 61%** respectively over our 2019 baseline.



LEADER IN THE LIGHT

▸ Awarded **National Association of Real Estate Investment Trusts** (NAREIT) respected Leader in the Light Award for sustainability for diversified REITs for the 13th time.



EMPIRE BUILDING CHALLENGE

▸ PENN 1 was awarded a **$1 million incentive** from NYSERDA toward the implementation of condenser water heat recovery.



EP100 MEMBER

▸ Vornado is **75%** of the way to its EP100 goal, achieving a 50% increase in Energy Productivity in 2023 while continuing to align its energy management with the Department of Energy's ISO 50001 Program.



CARBON DISCLOSURE PROJECT

▸ Vornado maintained a **Carbon Disclosure Project** (CDP) response score of "B" with improvement in disclosure acumen, progress on our goals, assessment of risk and opportunities, and regulation preparedness.

Sustainability

Our Board and senior management are proud of Vornado's continued national leadership in sustainability, improving our communities, our buildings, and our tenant experiences. We continue to build upon our Vision 2030 and Science Based Target commitment through our robust sustainability program. Our complete plan can be found on our website at www.vno.com/sustainability.

Key achievements include:

- Procured 100% renewable energy credits (RECs) for electricity directly managed by Vornado in the key markets in which we operate. These RECs include those sourced from hydroelectric, solar and wind facilities located in the states of New York and California.

- Achieved a 32% reduction in overall energy consumption across our in-service office portfolio, compared to our 2009 baseline

- Reached a 65% waste diversion rate across our in-service office portfolio, making significant progress towards our long-term target of 75%

- Received multiple awards recognizing our continued industry leadership in sustainability including (i) the 13th NAREIT Leader in the Light Award, (ii) Energy Star Partner of the Year with Sustained Excellence, and (iii) ranked #1 amongst peers in the USA, Diversified – Office/Retail in the Global Real Estate Sustainability Benchmark (GRESB)

We continue using data to measure progress against our goals, align our goals with our tenants, plan for our longer-term projects and engage with our stakeholders in meaningful ways. This past year we focused on operational optimization and how data can improve the performance of our buildings, benefiting our tenants, our shareholders, and our building teams. We are proud of the savings that we saw across our portfolio, even as occupancy recovered.

We constantly seek to enhance the health and well-being of our best-in-class employees with continuing education and career development. Through our Vornado Volunteers program, our employees supported local organizations including Habitat for Humanity, Breaking Ground, the Central Park Conservancy and Project Cicero. We expanded WorkLife, Vornado's amenity ecosystem that allows our tenants, employees, and communities to focus on work and self-care, into Chicago and San Francisco.

Our Board, and particularly our Corporate Governance and Nominating Committee, is assigned with oversight of sustainability, which includes climate change risk. In 2023, our Executive Compensation program once again included sustainability performance metrics. Our discussion of corporate governance is included in our proxy statement, which can be viewed at www.vno.com/proxy and the governance section of our website at www.vno.com/governance. In 2024, we will continue to monitor regulatory requirements. Our sustainability narrative is told with transparency and supported by data. All can be found at www.vno.com/sustainability.

Thanks to SVP Lauren Moss and her team, who lead our sustainability efforts.



731 Lexington Avenue

Sam Zell passed on May 18th. There was a memorial service in his honor in Chicago attended by over a thousand people in person and hundreds more on video. I gave a eulogy. It could be said that Sam was the father of the publicly traded REIT market… he called it liquid real estate. I wish us all to be as smart and accomplished and live life as large as Sam did.

We continually broaden our leadership team through promotions from within our Company. Please join me in congratulating this year's class; they deserve it.

Steven Borenstein was promoted to Executive Vice President, Corporation Counsel

Tatiana Melamed was promoted to Senior Vice President, Acquisitions and Capital Markets

Edward Riguardi was promoted to Senior Vice President, Office Leasing

Eileen Verrall was promoted to Senior Vice President, Marketing

Robin Elgouz was promoted to Vice President, Divisional Controller, BMS

Jennifer Escobar-Petrakos was promoted to Vice President, Payroll, BMS

Yllka Gashi was promoted to Vice President, Operations

Ryan Levy was promoted to Vice President, Office Leasing

Morgan Mann was promoted to Vice President, Development

Ashley Natale was promoted to Vice President, Retail Operations

Michael Polise was promoted to Vice President, Project Management

Lisa Simonian was promoted to Vice President, Head of Trade Shows, THE MART

Chris Sullivan was promoted to Vice President, Development

We are delighted to welcome the experienced and talented Jason Kirschner as our new EVP Head of Capital Markets.

And welcome to Kevin Ward, SVP, Chief Security Officer; Alex Bedell, VP, Office Leasing and Benjamin d'Hermillon, VP, Design & Construction.

Special thanks to Samantha Benvenuto and Steven Borenstein, who lead our human capital and governance efforts.

Our operating platform heads are the best in the business. I pay my respects to my partners, Michael Franco, Glen Weiss, Barry Langer, Haim Chera and Tom Sanelli; and to David Greenbaum and Joe Macnow, my long-time partners who are now part-timers. Our exceptional 15 Division Executive Vice Presidents deserve special recognition and our thanks. Thank you as well to our very talented and hardworking 26 Senior Vice Presidents and 56 Vice Presidents who make the trains run on time, every day.

Our Vornado Family has grown with 5 marriages and 5 births this year, 4 girls and 1 boy.

On behalf of Vornado's Board, senior management and 2,935 associates, we thank our shareholders, analysts, and other stakeholders for their continued support.

Steven Roth
Chairman and CEO
April 2, 2024

Again, this year, I offer to assist shareholders with tickets to my wife's production of *Left on Tenth*, a new play by Delia Ephron starring Julianna Margulies and Peter Gallagher, which will open on Broadway in the fall. Please call if I can be of help.

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Appendix A

Building Quality	Total	Park Avenue	PENN DISTRICT/ Hudson Yards	6th Ave/ Rockefeller Center	Midtown South	Other Midtown Submarkets	Downtown
			Total Square Feet				
Commodity	245,206,233	5,982,551	10,651,710	16,615,518	53,005,676	99,378,277	59,572,501
Better	150,178,272	21,270,993	9,684,512	27,703,100	30,005,528	34,381,718	27,132,421
Prime	26,893,389	3,660,290	15,715,671	—	—	7,517,428	—
Total	422,277,894	30,913,834	36,051,893	44,318,618	83,011,204	141,277,423	86,704,922

Building Quality	Total	Park Avenue	PENN DISTRICT/ Hudson Yards	6th Ave/ Rockefeller Center	Midtown South	Other Midtown Submarkets	Downtown
			Vacancy				
Commodity	15.8 %	10.7 %	13.8 %	13.9 %	16.9 %	16.8 %	20.4 %
Better	12.0 %	6.6 %	20.4 %	6.3 %	20.1 %	17.7 %	16.2 %
Prime	11.7 %	6.8 %	13.5 %	N/A	N/A	14.6 %	N/A
Total	**14.0 %**	**7.4 %**	**15.4 %**	**9.2 %**	**18.1 %**	**17.1 %**	**19.1 %**

Building Quality	Total	Park Avenue	PENN DISTRICT/ Hudson Yards	6th Ave/ Rockefeller Center	Midtown South	Other Midtown Submarkets	Downtown
			Asking Rents Per Square Foot				
Commodity	$ 63.27	$ 72.21	$ 59.86	$ 75.65	$ 68.98	$ 67.38	$ 51.10
Better	$ 100.46	$ 92.90	$ 104.80	$ 92.76	$ 104.22	$ 95.28	$ 70.20
Prime	$ 155.15	$ 224.68	$ 149.21	N/A	N/A	$ 205.58	N/A
Total	**$ 77.05**	**$ 98.49**	**$ 108.29**	**$ 82.88**	**$ 83.70**	**$ 80.87**	**$ 56.77**

Source: CBRE

Below is a reconciliation of net income (loss) to NOI, as adjusted (properties owned at the end of 2023):

($ IN MILLIONS)	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Net income (loss)	32.9	(382.6)	207.5	(461.8)	3,334.3	422.6	264.1	982.0	859.4	1,009.0
Our share of (income) loss from partially owned entities	(38.7)	461.3	(130.5)	329.1	(78.9)	(9.1)	(15.2)	(168.9)	9.9	58.5
Our share of (income) loss from real estate fund	(1.6)	(3.6)	(11.1)	226.3	104.1	89.2	(3.2)	23.6	(74.1)	(163.0)
Interest and other investment (income) loss, net	(41.7)	(19.9)	(4.6)	5.5	(21.8)	(17.1)	(37.8)	(29.6)	(27.2)	(38.6)
Net gains on disposition of assets	(71.2)	(100.6)	(50.8)	(381.3)	(845.5)	(246.0)	(0.5)	(160.4)	(149.4)	(13.6)
Net gain on transfer to Fifth Ave. and Times Square JV	—	—	—	—	(2,571.1)	—	—	—	—	—
Purchase price fair value adjustment	—	—	—	—	—	(44.1)	—	—	—	—
(Income) loss from discontinued operations	—	—	—	—	—	(0.6)	13.2	(404.9)	(223.5)	(686.9)
NOI attributable to noncontrolling interests	(48.6)	(70.0)	(69.4)	(72.8)	(69.3)	(71.2)	(65.3)	(66.2)	(64.9)	(55.0)
Depreciation, amortization expense and income taxes	463.5	526.2	401.9	436.3	522.6	484.2	470.4	428.2	294.8	360.7
General and administrative expense	162.9	133.7	134.6	181.5	169.9	141.9	159.0	149.6	149.3	141.9
Acquisition and transaction related costs	50.7	31.7	13.8	174.0	106.5	31.3	1.8	9.4	12.5	18.4
Our share of NOI from partially owned entities	285.8	306.0	310.9	306.5	322.4	253.6	269.2	271.1	245.8	207.7
Interest and debt expense	349.2	279.8	231.1	229.3	286.6	347.9	345.6	330.2	309.3	337.4
NOI	1,143.2	1,162.0	1,033.4	972.6	1,259.8	1,382.6	1,401.3	1,364.1	1,341.9	1,176.5
Certain items that impact NOI	4.3	(11.9)	(5.0)	30.3	(103.2)	(235.5)	(254.4)	(254.5)	(268.6)	(194.8)
NOI, as adjusted (properties owned at the end of 2023)	1,147.5	1,150.1	1,028.4	1,002.9	1,156.6	1,147.1	1,146.9	1,109.6	1,073.3	981.7

Below is a reconciliation of net income (loss) to FFO and FFO, as adjusted:

($ IN MILLIONS)	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Net income (loss) attributable to Vornado	105.5	(346.5)	176.0	(297.0)	3,147.9	449.9	227.4	906.9	760.4	864.9
Preferred share dividends and issuance costs	(62.1)	(62.1)	(74.9)	(51.7)	(50.1)	(65.1)	(65.4)	(83.3)	(80.6)	(81.5)
Net income (loss) applicable to common shares	43.4	(408.6)	101.1	(348.7)	3,097.8	384.8	162.0	823.6	679.8	783.4
Depreciation and amortization of real property	385.6	456.9	373.8	368.6	389.0	413.1	468.0	531.6	514.1	517.5
Net gains on sale of real estate	(53.3)	(58.7)	—	—	(178.7)	(158.1)	(3.5)	(177.0)	(289.1)	(507.2)
Real estate impairment losses	22.8	19.1	7.9	236.3	32.0	12.0	—	160.7	0.3	26.5
Decrease in fair value of marketable securities	—	—	—	4.9	5.5	26.5	—	—	—	—
Net gain on transfer to Fifth Avenue and Times Square JV, net	—	—	—	—	(2,559.1)	—	—	—	—	—
Net gain from sale of Urban Edge shares	—	—	—	—	(62.4)	—	—	—	—	—
After tax purchase price fair value adjustment	—	—	—	—	—	(27.3)	—	—	—	—
Partially-owned entities adjustments:										
Depreciation of real property	108.1	130.6	139.2	156.6	134.7	101.6	137.0	154.8	144.0	117.8
Net gains on sale of real estate	(16.5)	(0.2)	(15.7)	—	—	(4.0)	(17.8)	(2.9)	(4.5)	(11.6)
Income tax effect of adjustments	—	—	—	—	—	—	—	—	—	(7.3)
Real estate impairment losses	50.5	576.4	—	409.1	—	—	7.7	6.3	16.8	—
(Increase) decrease in fair value of marketable securities	—	—	(1.1)	2.8	2.9	3.9	—	—	—	—
Noncontrolling interests' share adjustments	(38.4)	(77.9)	(34.1)	(79.1)	141.7	(22.8)	(36.7)	(41.1)	(22.4)	(8.0)
Preferred share dividends	1.6	1.3	—	—	—	—	1.1	1.6	—	—
FFO	503.8	638.9	571.1	750.5	1,003.4	729.7	717.8	1,457.6	1,039.0	911.1
Certain items that impact FFO	4.4	(30.0)	(21.2)	(249.5)	(342.9)	(26.9)	(16.8)	(785.3)	(409.3)	(403.8)
FFO, as adjusted	508.2	608.9	549.9	501.0	660.5	702.8	701.0	672.3	629.7	507.3

Below is a reconciliation of net income (loss) to EBITDA, as adjusted

($ IN MILLIONS)	2023	2022	2021
Net income (loss) (before noncontrolling interests)	32.9	(382.6)	207.5
Less: net loss (income) attributable to noncontrolling interests in consolidated subsidiaries	76.0	5.7	(24.0)
Net income (loss) attributable to the Operating Partnership	108.9	(376.9)	183.5
Interest and debt expense	458.4	362.3	297.1
Depreciation and amortization	499.4	593.3	526.5
Net gain on sale of real estate	(73.0)	(58.9)	(15.6)
Impairment losses on real estate	73.3	595.5	7.9
Income tax expense/(benefit)	30.5	23.4	(9.8)
EBITDA	1,097.5	1,138.7	989.6
Gain on sale of 220 Central Park South units	(14.1)	(41.9)	(50.3)
Net gains on disposition of assets	(1.0)	(17.4)	(0.6)
Hotel Pennsylvania, Real Estate Fund and other	(1.1)	11.2	10.3
EBITDA, as adjusted	1,081.3	1,090.6	949.0

Below is a reconciliation of net income (loss) to net income, as adjusted:

($ IN MILLIONS)	2023	2022
Net income (loss) applicable to common shares	43.4	(408.6)
Non-cash impairment losses	73.3	595.5
Net gain on contribution of Pier 94 leasehold interest	(36.0)	—
After-tax net gain on sale of The Armory Show	(17.1)	—
Our share of Alexander's gain on sale of Rego Park III	(16.4)	—
Our share of income from real estate fund	(14.4)	(1.7)
220 Central Park South gains	(12.0)	(35.9)
Deferred tax liability on our investment in Farley	11.7	13.7
Credit losses on investments	8.3	—
Certain other items that impact net income	10.5	(36.5)
Net income, as adjusted	51.3	126.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: **December 31, 2023**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: **001-11954**   (Vornado Realty Trust)

Commission File Number: **001-34482**   (Vornado Realty L.P.)

Vornado Realty Trust
Vornado Realty L.P.

(Exact name of registrants as specified in its charter)

Vornado Realty Trust	**Maryland**	**22-1657560**
	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
Vornado Realty L.P.	**Delaware**	**13-3925979**
	(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

888 Seventh Avenue,   New York,   New York   10019

(Address of principal executive offices) (Zip Code)

(212) 894-7000

(Registrants' telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Registrant	Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
Vornado Realty Trust	Common Shares of beneficial interest, $.04 par value per share	VNO	New York Stock Exchange
	Cumulative Redeemable Preferred Shares of beneficial interest, liquidation preference $25.00 per share:		
Vornado Realty Trust	5.40% Series L	VNO/PL	New York Stock Exchange
Vornado Realty Trust	5.25% Series M	VNO/PM	New York Stock Exchange
Vornado Realty Trust	5.25% Series N	VNO/PN	New York Stock Exchange
Vornado Realty Trust	4.45% Series O	VNO/PO	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Registrant	Title of Each Class
Vornado Realty Trust	Series A Convertible Preferred Shares of beneficial interest, liquidation preference $50.00 per share
Vornado Realty L.P.	Class A Units of Limited Partnership Interest

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Vornado Realty Trust: Yes ☑   No ☐ Vornado Realty L.P.: Yes ☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Vornado Realty Trust: Yes ☐   No ☑ Vornado Realty L.P.: Yes ☐   No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Vornado Realty Trust: Yes ☑   No ☐ Vornado Realty L.P.: Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Vornado Realty Trust: Yes ☑   No ☐ Vornado Realty L.P.: Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Vornado Realty Trust:

☑ Large Accelerated Filer	☐	Accelerated Filer
☐ Non-Accelerated Filer	☐	Smaller Reporting Company
	☐	Emerging Growth Company

Vornado Realty L.P.:

☐ Large Accelerated Filer	☐	Accelerated Filer
☑ Non-Accelerated Filer	☐	Smaller Reporting Company
	☐	Emerging Growth Company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Vornado Realty Trust: ☐ Vornado Realty L.P.: ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Vornado Realty Trust: ☑ Vornado Realty L.P.: ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Vornado Realty Trust: ☐ Vornado Realty L.P.: ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Vornado Realty Trust: ☐ Vornado Realty L.P.: ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Vornado Realty Trust: Yes ☐   No ☑ Vornado Realty L.P.: Yes ☐   No ☑

The aggregate market value of the voting and non-voting common shares held by non-affiliates of Vornado Realty Trust, i.e. by persons other than officers and trustees of Vornado Realty Trust, was $3,196,914,000 at June 30, 2023.

As of December 31, 2023, there were 190,390,703 common shares of beneficial interest outstanding of Vornado Realty Trust.

There is no public market for the Class A units of limited partnership interest of Vornado Realty L.P. Based on the June 30, 2023 closing share price of Vornado Realty Trust's common shares, which are issuable upon redemption of the Class A units, the aggregate market value of the Class A units held by non-affiliates of Vornado Realty L.P., i.e. by persons other than Vornado Realty Trust and its officers and trustees, was $217,739,000 as of June 30, 2023.

Documents Incorporated by Reference

Part III: Portions of Proxy Statement for Annual Meeting of Vornado Realty Trust's Shareholders to be held on May 23, 2024.

EXPLANATORY NOTE

This report combines the Annual Reports on Form 10-K for the fiscal year ended December 31, 2023 of Vornado Realty Trust and Vornado Realty L.P. Unless stated otherwise or the context otherwise requires, references to "Vornado" refer to Vornado Realty Trust, a Maryland real estate investment trust ("REIT"), and references to the "Operating Partnership" and "VRLP" refer to Vornado Realty L.P., a Delaware limited partnership. References to the "Company," "we," "us" and "our" mean collectively Vornado, the Operating Partnership and those subsidiaries consolidated by Vornado.

The Operating Partnership is the entity through which we conduct substantially all of our business and own, either directly or through subsidiaries, substantially all of our assets. Vornado is the sole general partner and also a 91.0% limited partner of the Operating Partnership. As the sole general partner of the Operating Partnership, Vornado has exclusive control of the Operating Partnership's day-to-day management.

Under the limited partnership agreement of the Operating Partnership, unitholders may present their Class A units for redemption at any time (subject to restrictions agreed upon at the time of issuance of the units that may restrict such right for a period of time). Class A units may be tendered for redemption to the Operating Partnership for cash; Vornado, at its option, may assume that obligation and pay the holder either cash or Vornado common shares on a one-for-one basis. Because the number of Vornado common shares outstanding at all times equals the number of Class A units owned by Vornado, the redemption value of each Class A unit is equivalent to the market value of one Vornado common share, and the distribution to a Class A unitholder is equal to the dividend paid to a Vornado common shareholder. This one-for-one exchange ratio is subject to specified adjustments to prevent dilution. Vornado generally expects that it will elect to issue its common shares in connection with each such presentation for redemption rather than having the Operating Partnership pay cash. With each such exchange or redemption, Vornado's percentage ownership in the Operating Partnership will increase. In addition, whenever Vornado issues common shares other than to acquire Class A units of the Operating Partnership, Vornado must contribute any net proceeds it receives to the Operating Partnership and the Operating Partnership must issue to Vornado an equivalent number of Class A units of the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT, or UPREIT.

The Company believes that combining the Annual Reports on Form 10-K of Vornado and the Operating Partnership into this single report provides the following benefits:

- enhances investors' understanding of Vornado and the Operating Partnership by enabling investors to view the business as a whole in the same manner as management views and operates the business;
- eliminates duplicative disclosure and provides a more streamlined and readable presentation because a substantial portion of the disclosure applies to both Vornado and the Operating Partnership; and
- creates time and cost efficiencies in the preparation of one combined report instead of two separate reports.

The Company believes it is important to understand the few differences between Vornado and the Operating Partnership in the context of how Vornado and the Operating Partnership operate as a consolidated company. The financial results of the Operating Partnership are consolidated into the financial statements of Vornado. Vornado does not have any significant assets, liabilities or operations, other than its investment in the Operating Partnership. The Operating Partnership, not Vornado, generally executes all significant business relationships other than transactions involving the securities of Vornado. The Operating Partnership holds substantially all of the assets of Vornado. The Operating Partnership conducts the operations of the business and is structured as a partnership with no publicly traded equity. Except for the net proceeds from equity offerings by Vornado, which are contributed to the capital of the Operating Partnership in exchange for Class A units of partnership in the Operating Partnership, and the net proceeds of debt offerings by Vornado, which are contributed to the Operating Partnership in exchange for debt securities of the Operating Partnership, as applicable, the Operating Partnership generates all remaining capital required by the Company's business. These sources may include working capital, net cash provided by operating activities, borrowings under the revolving credit facilities, the issuance of secured and unsecured debt and equity securities and proceeds received from the disposition of certain properties.

To help investors better understand the key differences between Vornado and the Operating Partnership, certain information for Vornado and the Operating Partnership in this report has been separated, as set forth below:

- Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities;
- Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations includes information specific to each entity, where applicable; and
- Item 8. Financial Statements and Supplementary Data which includes the following specific disclosures for Vornado Realty Trust and Vornado Realty L.P.:
  - Note 10. Redeemable Noncontrolling Interests
  - Note 11. Shareholders' Equity/Partners' Capital
  - Note 12. Stock-based Compensation
  - Note 13. Income (Loss) Per Share/Income (Loss) Per Class A Unit

This report also includes separate Part II, Item 9A. Controls and Procedures sections and separate Exhibits 31 and 32 certifications for each of Vornado and the Operating Partnership in order to establish that the requisite certifications have been made and that Vornado and the Operating Partnership are compliant with Rule 13a-15 or Rule 15d-15 of the Securities Exchange Act of 1934 and 18 U.S.C. §1350.

_____
(1) These items are omitted in whole or in part because Vornado, the Operating Partnership's sole general partner, will file a definitive Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 with the Securities and Exchange Commission no later than 120 days after December 31, 2023, portions of which are incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not guarantees of future performance. They represent our intentions, plans, expectations and beliefs and are subject to numerous assumptions, risks and uncertainties. Our future results, financial condition and business may differ materially from those expressed in these forward-looking statements. You can find many of these statements by looking for words such as "approximates," "believes," "expects," "anticipates," "estimates," "intends," "plans," "would," "may" or other similar expressions in this Annual Report on Form 10-K. We also note the following forward-looking statements: in the case of our development and redevelopment projects, the estimated completion date, estimated project cost and cost to complete; estimates of future capital expenditures, and the timing and form of dividends to common and preferred shareholders and operating partnership distributions, and the amount and form of potential share repurchases and/or asset sales. Many of the factors that will determine the outcome of these and our other forward-looking statements are beyond our ability to control or predict. For further discussion of factors that could materially affect the outcome of our forward-looking statements, see "Item 1A. Risk Factors" in this Annual Report on Form 10-K.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K or the date of any document incorporated by reference. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances occurring after the date of this Annual Report on Form 10-K.

ITEM 1.   BUSINESS

Vornado is a fully-integrated REIT and conducts its business through, and substantially all of its interests in properties are held by, the Operating Partnership, a Delaware limited partnership. Accordingly, Vornado's cash flow and ability to pay dividends to its shareholders are dependent upon the cash flow of the Operating Partnership and the ability of its direct and indirect subsidiaries to first satisfy their obligations to creditors. Vornado is the sole general partner of and owned approximately 91.0% of the common limited partnership interest in the Operating Partnership as of December 31, 2023.

We currently own all or portions of:

New York:

- 57 Manhattan operating properties consisting of:
    - 20.4 million square feet of office space in 30 of the properties;
    - 2.4 million square feet of street retail space in 50 of the properties;
    - 1,662 units in five residential properties;
- Multiple development sites, including 350 Park Avenue, Sunset Pier 94 Studios and the Hotel Pennsylvania site;
- A 32.4% interest in Alexander's, Inc. ("Alexander's") (NYSE: ALX), which owns five properties in the greater New York metropolitan area, including 731 Lexington Avenue, the 1.1 million square foot Bloomberg, L.P. headquarters building, and The Alexander, a 312-unit apartment tower in Queens;
- Signage throughout the Penn District and Times Square; and
- Building Maintenance Services LLC ("BMS"), a wholly owned subsidiary, which provides cleaning and security services for our buildings and third parties.

Other Real Estate and Investments:

- The 3.7 million square foot THE MART in Chicago;
- A 70% controlling interest in 555 California Street, a three-building office complex in San Francisco's financial district aggregating 1.8 million square feet; and
- Other real estate and investments.

OBJECTIVES AND STRATEGY

Our business objective is to maximize Vornado shareholder value. We intend to achieve this objective by continuing to pursue our investment philosophy and to execute our operating strategies through:

- maintaining a superior team of operating and investment professionals and an entrepreneurial spirit;
- investing in properties in select markets, such as New York City, where we believe there is a high likelihood of capital appreciation;
- acquiring quality properties at a discount to replacement cost and where there is a significant potential for higher rents;
- developing and redeveloping properties to increase returns and maximize value; and
- investing in operating companies that have a significant real estate component.

We expect to finance our growth, acquisitions and investments using internally generated funds and proceeds from asset sales and by accessing the public and private capital markets. We may also offer Vornado common or preferred shares or Operating Partnership units in exchange for property and may repurchase or otherwise reacquire these securities in the future.

DISPOSITIONS

We completed the following sale transactions during 2023:
- $100 million sale of four Manhattan retail properties located at 510 Fifth Avenue, 148–150 Spring Street, 443 Broadway and 692 Broadway;
- $71 million sale by Alexander's (32.4% interest) of its Rego Park III land parcel;
- $24 million sale of The Armory Show located in New York; and
- $24 million net proceeds from the sale of two condominium units at 220 Central Park South ("220 CPS").

FINANCINGS

We completed the following financing transactions during 2023:
- $1.2 billion of interest rate swap arrangements;
- $950 million 1.00% SOFR interest rate cap arrangement for the 1290 Avenue of the Americas mortgage loan (70.0% ownership);
- $355 million restructuring of 697-703 Fifth Avenue (44.8% ownership);
- $183 million construction loan for Sunset Pier 94 Studios (49.9% ownership);
- $129 million refinancing of 512 West 22nd Street (55% ownership);
- $75 million refinancing of 150 West 34th Street; and
- $54 million refinancing of 825 Seventh Avenue office condominium (50% ownership).

DEVELOPMENT / REDEVELOPMENT PROJECTS AND OPPORTUNITIES

PENN District

PENN 2

We are redeveloping PENN 2, a 1,795,000 square foot (as expanded) office building, located on the west side of Seventh Avenue between 31st and 33rd Street. The development cost of this project is estimated to be $750,000,000, of which $638,959,000 has been expended as of December 31, 2023.

Hotel Pennsylvania Site

Demolition of the existing building was completed in the third quarter of 2023.

We are also making districtwide improvements within the PENN District. The development cost of these improvements is estimated to be $100,000,000, of which $47,424,000 has been expended as of December 31, 2023.

Sunset Pier 94 Studios

On August 28, 2023, we, together with Hudson Pacific Properties and Blackstone Inc. ("HPP/BX"), formed a joint venture to develop Sunset Pier 94 Studios, a 266,000 square foot purpose-built studio campus in Manhattan. We own a 49.9% equity interest in the joint venture. The development cost of the project is estimated to be $350,000,000, which will be funded with $183,200,000 of construction financing and $166,800,000 of equity contributions. Our share of equity contributions will be funded by (i) our $40,000,000 Pier 94 leasehold interest contribution and (ii) $34,000,000 of cash contributions, which are net of an estimated $9,000,000 for our share of development fees and reimbursement for overhead costs incurred by us. HPP/BX will fund 100% of cash contributions until such time that its capital account is equal to Vornado's, after which equity will be funded in accordance with each partner's respective ownership interest. We have funded $7,994,000 of cash contributions as of December 31, 2023. For further information about this transaction, see page 38, Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview, in this Annual Report on Form 10-K.

350 Park Avenue

On January 24, 2023, we and the Rudin family ("Rudin") completed agreements with Citadel Enterprise Americas LLC ("Citadel") and with an affiliate of Kenneth C. Griffin, Citadel's Founder and CEO ("KG"), for a series of transactions relating to 350 Park Avenue and 40 East 52nd Street. In connection therewith, we entered into a joint venture with Rudin (the "Vornado/Rudin JV") that purchased 39 East 51st Street for $40,000,000, funded on a 50/50 basis by Vornado and Rudin. 39 East 51st Street will be combined with 350 Park Avenue and 40 East 52nd Street to create a premier development site (the "Site"). From October 2024 to June 2030, KG will have the option to either (i) acquire a 60% interest in a joint venture with the Vornado/Rudin JV (with Vornado having an effective 36% interest in the entity) to build a new 1,700,000 square foot office tower, valuing the Site at $1.2 billion or (ii) purchase the Site for $1.4 billion ($1.085 billion to Vornado). From October 2024 to September 2030, the Vornado/Rudin JV will have the option to put the Site to KG for $1.2 billion ($900,000,000 to Vornado). For further information about this transaction and the options available to each of the parties, see page 37, Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview, in this Annual Report on Form 10-K.

We are also evaluating other development and redevelopment opportunities at certain of our properties in Manhattan including, in particular, the PENN District.

There can be no assurance that the above projects will be completed, completed on schedule or within budget.

ENVIRONMENTAL SUSTAINABILITY INITIATIVES

We have long believed a focus on environmental sustainability is responsible management of our business and important to our tenants, investors, employees and communities that we serve. It has been central to Vornado's business strategy for over 15 years. The Corporate Governance and Nominating Committee of Vornado's Board of Trustees is assigned with oversight of Environmental, Social and Governance ("ESG") matters, which includes climate change risk. Environmental sustainability initiatives are carried out by a dedicated team of professionals that work directly with our business units.

Vornado is an industry leader in sustainability, owning and operating more than 25 million square feet of LEED (Leadership in Energy and Environmental Design) certified buildings, representing 95% of our in-service office portfolio, with over 24 million square feet at LEED Gold or Platinum. In 2023, we (i) ranked #1 in the US Diversified Office/Retail REIT peer group by GRESB, and received the "Green Star" distinction for the eleventh consecutive year and GRESB's five star rating, (ii) received the Leader in the Light Award by the National Association for Real Estate Investment Trusts (NAREIT) for diversified REITs for the thirteenth time, and (iii) were recognized as an EPA ENERGY STAR Partner of the Year with the distinction of having demonstrated eight years of sustained excellence.

We prioritize addressing climate change and in 2019 adopted a 10-year plan to make our buildings carbon neutral by 2030 ("Vision 2030"). Vision 2030 is a multi-faceted approach that prioritizes energy reduction, recovery, and renewable power. We rely on technology, as well as meaningful stakeholder collaboration with our tenants, our employees, and our communities, to achieve this plan. Our commitment to carbon neutrality and associated emissions reduction targets have been approved by the Science Based Targets Initiative as consistent with a 1.5°C climate scenario, the most ambitious goal of the Paris Agreement.

We consider sustainability in all aspects of our business, including the design, construction, retrofitting and ongoing maintenance and operations of our portfolio of buildings. We operate our buildings sustainably and efficiently by seeking to establish best practices in energy and water consumption, carbon reduction, resource and waste management and ecologically sensitive procurement. Our policies, from 100% green cleaning to procuring 100% renewable electricity certificates to energy efficiency, are implemented across our entire portfolio. We undertake significant outreach with our tenants, employees and investors regarding Vornado's sustainability programs and strategies.

We gather data to measure progress against our goals, align our goals with our tenants, plan for our longer-term projects and engage with our stakeholders in meaningful ways. We use carbon accounting software, energy audits and models and building automation software to measure and track our portfolio-wide waste, water and energy reduction strategies, create roadmaps for each building to understand how to achieve carbon neutrality and provide accurate and actionable data for our measurement, verification and reporting requirements.

Our 2022 and 2023 long-term performance plan awards specifically tie a portion of senior management's compensation to the achievement of certain ESG targets, including reductions in greenhouse emissions, achieving a specified GRESB score and targeting a specified percentage of LEED Gold or Platinum certified square footage in our office portfolio.

We are committed to transparent reporting of sustainability performance indicators and publish an annual ESG Report in accordance with the Global Reporting Initiative and aligned with the metrics codified by the Sustainability Accounting Standards Board and in 2023 published a report in accordance with the Task Force on Climate-related Financial Disclosures. We also submit public reports to CDP, CSA (the S&P Global Corporate Sustainability Assessment) and EP100 (global initiative led by Climate Group). Further details on our environmental sustainability initiatives and strategy, including our Vision 2030 Roadmap, can be found in our 2022 ESG Report at (vno.com/sustainability). There can be no assurance that our Vision 2030 commitment will be achieved in the planned time frame. The ESG Report is not incorporated by reference and should not be considered part of this Annual Report on Form 10-K.

HUMAN CAPITAL MANAGEMENT

As of December 31, 2023, we had 2,935 employees, consisting of (i) 2,437 employees of Building Maintenance Services LLC, a wholly owned subsidiary, which provides cleaning, security, engineering and parking services primarily to our New York properties, (ii) 394 employees in our corporate office, leasing, and property management, and (iii) 104 employees of THE MART. The foregoing does not include employees of partially owned entities.

Human capital management is critical to our success and our employees are the foundation of our human capital.

Compensation, Benefits and Employee Wellbeing

To attract and retain the best-qualified talent and to help our employees stay healthy, balance their work and personal lives, and meet their financial and retirement goals, we offer competitive benefits including, but not limited to, market-competitive compensation, healthcare (medical, dental and vision coverage), a health savings account, 401(k) and employer match, dependent care flexible spending account, parental leave, adoption/surrogacy benefits, short-term and long-term disability insurance, life insurance, time off/paid holidays, tuition reimbursement, subsidized gym memberships, employee wellness programs and incentives, in-workplace vaccinations, commuter benefits, an employee assistance program and workplace flexibility.

HUMAN CAPITAL MANAGEMENT - CONTINUED

Talent Development

To foster talent and growth, we provide training and continuing education, promote career and personal development, and encourage innovation and engagement. To achieve our talent development goals, we provide tuition reimbursement for our employees' continuing education and professional development, and the opportunity to participate in a variety of training and networking engagements.

Culture and Engagement

Our employees are critical to our success, and we believe creating a positive and inclusive culture is essential to attracting and retaining engaged employees. We seek to retain our employees by actively engaging with our workforce and we solicit their feedback through our divisional leaders and employee surveys. We use their feedback to create and continually enhance programs that support their needs.

Through our volunteer program, Vornado Volunteers, employees are granted one day of paid time off per calendar year to volunteer for a cause of their choice.

Diversity and Inclusion

Vornado is a diverse and inclusive environment that empowers the individual and enriches the employment experience. We have published Equal Employment Opportunity (EEO) data since 2017 and have a broadly diverse workforce across both our corporate base as well as our BMS division. Our employee demographics data can be found in our 2022 ESG report (vno.com/sustainability), which is not incorporated by reference and should not be considered part of this Annual Report on Form 10-K.

Health and Wellness

As a building owner and landlord to thousands of business tenants, we focus on maintaining and improving the health of our indoor environments, as well as communicating the value of our health and wellness programs with consistency and clarity to our stakeholders. We believe that consistent health programming and communications protocols not only mitigate health risks within our buildings, but they also create a responsible behavior framework for our employees, our tenants, and our visitors.

Labor Relations

BMS employs and manages janitorial and security staff who are members of 32BJ SEIU and engineering staff who are members of Local 94 of the International Union of Operating Engineers AFL-CIO. Through our active participation in the Realty Advisory Board on Labor Relations, we work collaboratively with both unions and consider our relations with our union employees to be very positive.

For additional information on human capital matters, please see our most recent ESG report, available for download on our website at www.vno.com and in digital format at vno.com/sustainability. This report and other information on our website are not incorporated by reference into and do not form any part of this Annual Report on Form 10-K.

COMPETITION

We compete with a large number of real estate investors, property owners and developers, some of whom may be willing to accept lower returns on their investments. Principal factors of competition are rents charged, tenant concessions offered, attractiveness of location, the quality of the property and the breadth and the quality of services provided. Our success depends upon, among other factors, trends of the global, national, regional and local economies, the financial condition and operating results of current and prospective tenants and customers, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation, population and employment trends. See "Risk Factors" in Item 1A for additional information regarding these factors.

SEGMENT DATA

We operate in the following reportable segments: New York and Other. Financial information related to these reportable segments for the years ended December 31, 2023, 2022 and 2021 is set forth in Note 23 – *Segment Information* to our consolidated financial statements in this Annual Report on Form 10-K.

TENANTS ACCOUNTING FOR OVER 10% OF REVENUES

None of our tenants accounted for more than 10% of total revenues in any of the years ended December 31, 2023, 2022 and 2021.

CERTAIN ACTIVITIES

We do not base our acquisitions and investments on specific allocations by type of property. We have historically held our properties for long-term investment; however, it is possible that properties in our portfolio may be sold or otherwise disposed of when circumstances warrant. Further, we have not adopted a policy that limits the amount or percentage of assets which could be invested in a specific property or property type. Generally our activities are reviewed and may be modified from time to time by Vornado's Board of Trustees without the vote of our shareholders or Operating Partnership unitholders.

PRINCIPAL EXECUTIVE OFFICES

Our principal executive offices are located at 888 Seventh Avenue, New York, New York 10019; telephone (212) 894-7000.

MATERIALS AVAILABLE ON OUR WEBSITE

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, as well as Reports on Forms 3, 4 and 5 regarding officers, trustees and 10% beneficial owners, filed or furnished pursuant to Section 13(a), 15(d) or 16(a) of the Securities Exchange Act of 1934 are available free of charge through our website (www.vno.com) as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. Also available on our website are copies of our Audit Committee Charter, Compensation Committee Charter, Corporate Governance and Nominating Committee Charter, Code of Business Conduct and Ethics, and Corporate Governance Guidelines. In the event of any changes to these charters or the code or guidelines, revised copies will also be made available on our website. Copies of these documents are also available directly from us free of charge. Our website also includes other financial and non-financial information, including certain non-GAAP financial measures, none of which is a part of this Annual Report on Form 10-K. Copies of our filings under the Securities Exchange Act of 1934 are also available free of charge from us, upon request.

ITEM 1A.   RISK FACTORS

Material factors that may adversely affect our business, operations and financial condition are summarized below. We refer to the equity and debt securities of both Vornado and the Operating Partnership as our "securities" and the investors who own shares of Vornado or units of the Operating Partnership, or both, as our "equity holders." The risks and uncertainties described herein may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, operations and financial condition. See "Forward-Looking Statements" contained herein on page 6.

RISKS RELATED TO OUR BUSINESS AND OPERATIONS

We may be adversely affected by trends in office real estate, including work from home trends.

In 2023, approximately 78% of our net operating income ("NOI" a non-GAAP measure) is from our office properties. Work from home, flexible or hybrid work schedules, open workplaces, videoconferencing, and teleconferencing remain prevalent in certain situations following the COVID-19 pandemic. Changes in tenant space utilization, including from the continuation of work from home and flexible work arrangement policies, may continue to cause office tenants to reassess their long-term physical space needs, which could have an adverse effect on our business.

Further, as office tenants reevaluate their physical space needs and focus on attracting and retaining talent, many tenants have become more selective and are focused on leasing space in high-quality, modern and well-amenitized buildings near transit hubs. These factors have resulted in increased competition among landlords to attract tenants, significant landlord capital expenditures for a building to maintain Class A status and may negatively impact the value of older and less desirable office space. This could have an adverse effect on our financial condition and results of operations.

A significant portion of our properties is located in the New York metropolitan area and is affected by the economic cycles and risks inherent to this area.

In 2023, approximately 88% of our NOI is from properties located in the New York metropolitan area. We may continue to concentrate a significant portion of our future acquisitions, development and redevelopment in this area. Real estate markets are affected by economic downturns and we cannot predict how economic conditions will impact this market in either the short or long term. Declines in the economy and declines in the New York metropolitan area real estate market have impacted and could continue to impact our financial performance and the value of our properties. In addition to the factors affecting the national economic condition generally, the factors affecting economic conditions in this area include:

- financial performance and productivity of the media, advertising, professional services, financial, technology, retail, insurance and real estate industries;
- business layoffs or downsizing;
- any oversupply of, or reduced demand for, real estate;
- industry slowdowns;
- the effects of inflation;
- increased interest rates;
- relocations of businesses;
- changing demographics;
- increased work from home and use of alternative work places;
- changes in the number of domestic and international tourists to our markets (including as a result of changes in the relative strengths of world currencies);
- the fiscal health of New York State and New York City governments and local transit authorities;
- quality of life conditions;
- infrastructure quality;
- increased government regulation and costs of complying with such regulations; and
- changes in rates or the treatment of the deductibility of state and local taxes.

It is impossible for us to predict the future effect of trends in the economic and investment climates of the geographic areas in which we concentrate, and more generally of the United States, or the real estate markets in these areas. Local, national or global economic downturns could negatively affect the value of our properties, our businesses and profitability.

We are subject to risks that affect the general and New York City retail environments.

In 2023, approximately 17% of our NOI is from Manhattan retail properties. These properties are affected by the general and New York City retail environments, including the level of consumer spending and consumer confidence, Manhattan tourism, office and residential occupancy rates, employer remote-working policies, the threat of terrorism or other criminal acts, increasing competition from online retailers and other retail centers, and the impact of technological change upon the retail environment generally. These factors could adversely affect the financial condition of our retail tenants, or result in the bankruptcy of such tenants, and the willingness of retailers to lease space in our retail locations, which could have an adverse effect on the value of our properties, our business and profitability.

Our performance and the value of an investment in us are subject to risks associated with our real estate assets and with the real estate industry.

The value of our real estate and the value of an investment in us fluctuates depending on conditions in the general economy and the real estate business. These conditions may also adversely impact our revenues and cash flows.

The factors that affect the value of our real estate investments include, among other things:

- global, national, regional and local economic conditions and geopolitical events;
- competition from other available space, including co-working space and sub-leases;
- local conditions such as an oversupply of space or a reduction in demand for real estate in the area;
- how well we manage our properties;
- the development and/or redevelopment of our properties;
- changes in market rental rates;
- trends in office real estate, including many tenants' preferences for space in modern amenitized buildings which may require the landlord to incur significant capital expenditures;
- increased competition from online shopping and its impact on retail tenants and their demand for retail space;
- the timing and costs associated with property improvements and rentals;
- whether we are able to pass all or portions of any increases in operating costs through to tenants;
- changes in real estate taxes and other expenses;
- fluctuations in interest rates;
- the ability of state and local governments to operate within their budgets;
- whether tenants and users such as customers and shoppers consider a property attractive;
- changes in consumer preferences adversely affecting retailers and retail store values;
- changes in tenant space utilization;
- the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;
- consequences of any armed conflict involving, or terrorist attacks against, the United States or individual acts of violence in public spaces;
- availability of financing on acceptable terms or at all;
- inflation or deflation;
- our ability to obtain adequate insurance;
- government regulation, including changes in fiscal policies, taxation, and zoning laws;
- potential liability and compliance costs associated with environmental or other laws or regulations;
- natural disasters;
- general competitive factors;
- climate change; and
- the impact of pandemics or outbreaks of other infectious diseases.

The rents or sales proceeds we receive and the occupancy levels at our properties may decline as a result of adverse changes in any of these factors. If rental revenues, sales proceeds and/or occupancy levels decline, we generally would expect to have less cash available for operating costs, to pay indebtedness and for distribution to equity holders. In addition, some of our major expenses, including mortgage payments, real estate taxes and maintenance costs generally do not decline when the related rents decline and maintenance costs can increase substantially in an inflationary environment. These factors may cause the value of our real estate assets to decline, which may result in non-cash impairment charges and the impact could be material.

Real estate is a competitive business and that competition may adversely impact us.

We compete with a large number of real estate investors, property owners and developers, some of whom may be willing to accept lower returns on their investments. Principal factors of competition are rents charged, tenant concessions offered, attractiveness of location, the quality of the property and the breadth and the quality of services provided. Substantially all of our properties face competition from similar properties in the same market, which may adversely impact the rents we can charge at those properties and our results of operations.

Our commercial office properties are located primarily in highly developed areas of the New York metropolitan area. Manhattan is the largest office market in the United States. The number of competitive office properties in the New York metropolitan area, which may be newer, more amenitized or better located than our properties, could have a material adverse effect on our ability to lease office space at our properties and on the effective rents we are able to charge.

We may be unable to renew leases, lease vacant space or relet space as leases expire on favorable terms.

When our tenants decide not to renew their leases upon their expiration, we may not be able to relet the space. Even if tenants do renew or we can relet the space, the terms of renewal or reletting, considering among other things, rent and concessions, the cost of improvements to the property and leasing commissions, may be on less economically favorable terms. In addition, changes in space utilization by our tenants may impact our ability to renew or relet space without the need to incur substantial costs in renovating or redesigning the internal configuration of the relevant property and/or space. If we are unable to promptly renew leases or relet the space on economically favorable terms, our cash flow and ability to service debt obligations and pay dividends and distributions to equity holders could be adversely affected.

Bankruptcy or insolvency of tenants may decrease our revenues, net income and available cash.

From time to time, some of our tenants have declared bankruptcy, and other tenants may declare bankruptcy, become insolvent or experience a material business downturn adversely affecting their ability to make timely rental payments in the future. If a tenant does not pay its rent, we may face delays enforcing our rights as landlord and may incur substantial legal and other costs. Even if we are able to enforce our rights, a tenant may not have recoverable assets. The bankruptcy or insolvency of a major tenant may delay our efforts to collect past-due balances under the relevant leases and could ultimately preclude collection of these amounts altogether. As a result, the bankruptcy or insolvency of, or nonpayment by, a major tenant could cause us to suffer lower revenues and operational difficulties, including leasing the remainder of the property, which could in turn result in decreased net income and funds available to pay our indebtedness or make distributions to equity holders.

Our business, financial condition, results of operations and cash flows have been and may continue to be adversely affected by outbreaks of highly infectious or contagious diseases.

Our business has been, and may continue to be, adversely affected by the economic and industry challenges created by highly infectious or contagious diseases, including the COVID-19 pandemic. The impact of the COVID-19 pandemic caused retailers to reduce the number and size of their physical locations and increase reliance on e-commerce, and future infectious or contagious diseases could have a similar impact. Additionally, many office tenants have adopted work from home, hybrid and flexible work arrangements which may lead our office tenants to reassess their long-term physical space needs. Any future outbreak of a highly infectious or contagious disease could impact how people live, work and travel in ways that have affected and may in the future affect our properties. Over time, these factors could decrease the demand for office and retail space and ultimately decrease occupancy and/ or rent levels across our portfolio, which may have a negative impact on our financial condition and/or access to capital and may have the effect of heightening other risks described under this heading "Risk Factors."

Some of our potential losses may not be covered by insurance.

For our properties, we maintain general liability insurance with limits of $300,000,000 per occurrence and per property, of which $275,000,000, increased from $250,000,000 effective June 20, 2023, includes communicable disease coverage, and we maintain all risk property and rental value insurance with limits of $2.0 billion per occurrence, with sub-limits for certain perils such as flood and earthquake, excluding communicable disease coverage. Our California properties have earthquake insurance with coverage of $350,000,000 per occurrence and in the aggregate, subject to a deductible in the amount of 5% of the value of the affected property. We maintain coverage for certified terrorism acts with limits of $6.0 billion per occurrence and in the aggregate (as listed below), $1.2 billion for non-certified acts of terrorism, and $5.0 billion per occurrence and in the aggregate for terrorism involving nuclear, biological, chemical and radiological ("NBCR") terrorism events, as defined by the Terrorism Risk Insurance Act of 2002, as amended to date and which has been extended through December 2027.

Penn Plaza Insurance Company, LLC ("PPIC"), our wholly owned consolidated subsidiary, acts as a re-insurer with respect to a portion of all risk property and rental value insurance and a portion of our earthquake insurance coverage, and as a direct insurer for coverage for acts of terrorism including NBCR acts. Coverage for acts of terrorism (excluding NBCR acts) is fully reinsured by third party insurance companies and the Federal government with no exposure to PPIC. For NBCR acts, PPIC is responsible for a deductible of $2,112,753 and 20% of the balance of a covered loss and the Federal government is responsible for the remaining portion of a covered loss. We are ultimately responsible for any loss incurred by PPIC.

Certain condominiums in which we own an interest (including the Farley Condominiums) maintain insurance policies with different per occurrence and aggregate limits than our policies described above.

We continue to monitor the state of the insurance market and the scope and costs of coverage for acts of terrorism and other events. However, we cannot anticipate what coverage will be available on commercially reasonable terms in the future. We are responsible for uninsured losses and for deductibles and losses in excess of our insurance coverage, which could adversely affect our business, results of operations and financial condition, the impact of which could be material.

Actual or threatened terrorist attacks or other criminal acts may adversely affect the value of our properties and our ability to generate cash flow.

We have significant investments in the New York City, Chicago and San Francisco metropolitan areas. In response to a terrorist attack, the perceived threat of terrorism, or other criminal acts, tenants in these areas may choose to relocate their businesses to less populated, lower-profile areas of the United States that may be perceived to be less likely targets of future terrorist activity or have lower rates of crime and fewer customers may choose to patronize businesses in these areas. This, in turn, would trigger a decrease in the demand for space in these areas, which could increase vacancies in our properties and force us to lease space on less favorable terms. Furthermore, we may experience increased costs in security, equipment and personnel. As a result, the value of our properties and the level of our revenues and cash flows could decline materially.

The effects of climate change could have a concentrated impact on the areas where we operate and could adversely impact our results.

Our investments are concentrated in the New York City, Chicago and San Francisco metropolitan areas. Physical climate change, and natural disasters, including earthquakes, storms, storm surges, tornados, floods and hurricanes, could cause significant damage to our properties and the surrounding environment or area. Potentially adverse consequences of climate change, including rising sea levels and increased temperature fluctuations, could similarly have an impact on our properties and the economies of the metropolitan areas in which we operate. Government efforts to combat climate change may impact the cost of operating our properties. Over time, these conditions could result in declining demand for office and retail space in our buildings or the inability of us to operate the buildings at all. Climate change may also have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy at our properties and requiring us to expend funds as we seek to repair and protect our properties against such risks. The incurrence of these losses, costs or business interruptions may adversely affect our operating and financial results.

Our properties are located in urban areas, which means the vitality of our properties is reliant on sound transportation and utility infrastructure. If that infrastructure is compromised in any way by an extreme weather event, such a compromise could have an adverse impact on our local economies and populations, as well as on our tenants' ability to do business in our buildings.

Our properties are subject to transitional risks related to climate-related policy change.

De-carbonization of grid-supplied energy could lead to increased energy costs and operating expenses for our buildings. Retrofitting our building systems to consume less energy could lead to increased capital costs. Buildings which consume fossil fuel onsite may be subject to penalties in the future. In addition, the full transition of grid-supplied energy to renewable sources (as has been mandated by the Climate Leadership and Community Protection Act in New York State) could lead to increased energy costs and operating expenses for our buildings. Although these laws and regulations have not had any material adverse effects on our business to date, they could result in substantial costs, including compliance costs, increased energy costs, retrofit costs and construction costs. We cannot predict how future laws and regulations, or future interpretations of current laws and regulations, related to climate change will affect our business, results of operations and financial condition.

We may become subject to costs, taxes or penalties, or increases therein, associated with natural resource or energy usage, such as a "carbon tax" and by local legislation such as New York City's Local Law 97, which sets limits on carbon emissions in our buildings and imposes penalties if we exceed those limits, and New York City's Intro 2317, or the "gas ban" bill, which limits any onsite fossil fuel combustion in new construction and major renovations. These costs, taxes or penalties could increase our operating costs and decrease the cash available to pay our obligations or distribute to our equity owners.

Changes to tax laws could affect REITs generally, the trading of our shares and our results of operations, both positively and negatively, in ways that are difficult to anticipate.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect the taxation of REITs and their shareholders. We cannot predict whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, or technical corrections made, which could result in an increase in our, or our shareholders', tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. If such changes occur, we may be required to pay additional taxes on our assets or income and/or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect the trading price for our common shares, our financial condition, our results of operations and the amount of cash available for the payment of dividends.

Significant inflation and future increases in the inflation rate could adversely affect our business and financial results.

Recent substantial increases in the rate of inflation and potential future elevated rates of inflation, both real and anticipated, may impact our business and results of operations. In a highly inflationary environment, we may be unable to raise rental rates at or above the rate of inflation, which could reduce our profit margins. In addition, our cost of labor and materials could increase, which could have an adverse impact on our business and financial results. Increased inflation could also adversely affect us by increasing costs of construction and renovation. While increases in most operating expenses at our properties can be passed on to our office and retail tenants, some tenants have fixed reimbursement charges and expenses at our residential properties may not be able to be passed on to residential tenants. Unreimbursed increased operating expenses may reduce cash flow available for payment of mortgage debt and interest and for distributions to shareholders.

We face risks associated with property acquisitions.

We have acquired in the past and intend to continue to pursue the acquisition of properties and portfolios of properties, including, but not limited to, large portfolios that would increase our size and could result in alterations to our capital structure. Furthermore, from time to time we have made, and in the future we may seek to make one or more, material acquisitions that we believe will maximize shareholder value. However, an announcement by us of one or more significant acquisitions could result in a quick and significant decline in the price of our securities. Our acquisition activities and their success are subject to the following risks:

- we may be unable to complete an acquisition of a property or portfolio even after entering into an acquisition agreement, making a non-refundable deposit and incurring certain other acquisition-related costs;
- we may be unable to obtain or assume financing for acquisitions on favorable terms or at all;
- increased interest rates will increase the cost of acquiring properties through financing, reducing the opportunities for attractive acquisitions;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning, redeveloping or maintaining acquired properties may be greater than our estimates and may require significantly greater time and attention of management than anticipated;
- the acquisition agreement will likely contain conditions to closing, including completion of due diligence investigations to our satisfaction or other conditions that are not within our control, which may not be satisfied;
- acquired properties may be located in new markets where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area, costs associated with opening a new regional office and unfamiliarity with local governmental and permitting procedures;
- we may acquire real estate through the acquisition of the ownership entity subjecting us to the risks of that entity and we may be exposed to the liabilities of properties or companies acquired, some of which we may not be aware of at the time of acquisition;
- we may face competition for acquisition opportunities from other well-capitalized investors, including publicly traded and privately held REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, sovereign wealth funds, pension trusts, partnerships and individual investors, which may cause an increase in the purchase price for a desired acquisition property or result in a competitor acquiring the desired property instead of us; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and this could have an adverse effect on our results of operations and financial condition.

Any delay or failure on our part to identify, negotiate, finance and consummate such acquisitions in a timely manner and on favorable terms, or operate acquired properties to meet our financial expectations, could impede our growth and have an adverse effect on us, including our financial condition, results of operations, cash flow and the market value of our securities. If we are unable to successfully acquire additional properties, our ability to grow our business could be adversely affected.

We are exposed to risks associated with property development, redevelopment and repositioning that could adversely affect us, including our financial condition and results of operations.

We are the owner of numerous development sites and continue to engage in redevelopment and repositioning activities with respect to our properties, and, accordingly, we are subject to certain risks, which could adversely affect us, including our financial condition and results of operations. These risks include, without limitation, (i) the availability and pricing of financing on favorable terms or at all; (ii) the availability and timely receipt of zoning and other regulatory approvals; (iii) cost overruns, especially in an inflationary environment, and untimely completion of construction (including risks beyond our control, such as weather or labor conditions, material shortages or supply chain delays); (iv) the potential for the fluctuation of occupancy rates and rents at redeveloped properties, which may result in our investment not being profitable; (v) start up, repositioning and redevelopment costs may be higher than anticipated; (vi) the potential that we may fail to recover expenses already incurred if we abandon development or redevelopment opportunities after we begin to explore them; (vii) the potential that we may expend funds on and devote management time to projects which we do not complete; (viii) the inability to complete leasing of a property on schedule or at all, resulting in an increase in carrying or redevelopment costs; (ix) the possibility that properties will be leased at below expected rental rates and (x) to the extent the redevelopment activities are conducted in partnership with third parties, the possibility of disputes with our joint venture development partners and the potential that we miss certain project milestone deadlines. These risks could result in substantial unanticipated delays or expenses, prevent the initiation or the completion of redevelopment activities or reduce the ultimate rents achieved on new developments. These outcomes could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our common shares and ability to satisfy our principal and interest obligations and to make distributions to our shareholders.

It may be difficult to sell real estate on a timely basis, which may limit our flexibility.

Real estate investments are relatively illiquid. Consequently, we may have limited ability to dispose of assets in our portfolio promptly in response to changes in economic or other conditions which could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

We may not be permitted to dispose of certain properties or pay down the debt associated with those properties when we might otherwise desire to do so without incurring additional costs. In addition, when we dispose of or sell assets, we may not be able to reinvest the sales proceeds and earn similar returns.

As part of an acquisition of a property, or a portfolio of properties, we may agree, and in the past have agreed, not to dispose of the acquired properties or reduce the mortgage indebtedness for a long-term period, unless we pay certain of the resulting tax costs of the seller. These agreements could result in us holding on to properties that we would otherwise sell and not pay down or refinance. In addition, when we dispose of or sell assets, we may not be able to reinvest the sales proceeds and earn returns similar to those generated by the assets that were sold.

From time to time we have made, and in the future we may seek to make investments in companies over which we do not have sole control. Some of these companies operate in industries with different risks than investing and operating real estate.

From time to time we have made, and in the future we may seek to make, investments in companies that we may not control, including, but not limited to, Alexander's, our Fifth Avenue and Times Square JV, and other equity and loan investments. Although these businesses generally have a significant real estate component, some of them operate in businesses that are different from investing and operating real estate. Consequently, we are subject to operating and financial risks of those industries and to the risks associated with lack of control, such as having differing objectives than our partners or the entities in which we invest, or becoming involved in disputes, or competing directly or indirectly with these partners or entities. In addition, we rely on the internal controls and financial reporting controls of these entities and their failure to maintain effectiveness or comply with applicable standards may adversely affect us.

We are subject to risks involved in real estate activity through joint ventures and private equity real estate funds.

We currently own properties through joint ventures and private equity real estate funds with other persons and entities and may in the future acquire or own properties through joint ventures and funds when we believe circumstances warrant the use of such structures. Joint venture and fund investments involve risk, including: the possibility that our partners might refuse to make capital contributions when due and therefore we may be forced to make contributions to maintain the value of the property; that we may be responsible to our partners for indemnifiable losses; that our partners might at any time have business or economic goals that are inconsistent with ours; that third parties may be hesitant or refuse to transact with the joint venture or fund due to the identity of our partners; and that our partners may be in a position to take action or withhold consent contrary to our recommendations, instructions or requests. For certain of our joint venture arrangements, we and our respective joint venture partners have rights including the ability to trigger a buy-sell, put right or forced sale arrangement, which could cause us to sell our interest, or acquire our partner's interest, or to sell the underlying asset, at a time when we otherwise would not have initiated such a transaction, without our consent or on unfavorable terms. In some instances, joint venture and fund partners may have competing interests in our markets that could create conflicts of interest. These conflicts may include compliance with the REIT requirements, and our REIT status could be jeopardized if any of our joint ventures or funds do not operate in compliance with REIT requirements. To the extent our partners do not meet their obligations to us or our joint ventures or funds, or they take action inconsistent with the interests of the joint venture or fund, we may be adversely affected.

We are exposed to risks related to our properties that are subject to ground leases arrangements which could adversely affect our results of operations.

We are the lessee under long-term ground lease arrangements at certain of our properties. Unless we purchase a fee interest in the underlying land or extend the terms of these leases prior to expiration, we will no longer operate these properties upon expiration of the leases, which could adversely affect our financial condition and results of operations. Furthermore, rent payments under such leasehold interests are periodically adjusted pursuant to the respective contractual arrangements, including the currently ongoing PENN 1 June 2023 rent reset process. These rent resets may result in materially higher rents that could adversely affect our financial condition and results of operation. Additionally, due to the greater risk in a loan secured by a leasehold interest than a loan secured by a fee interest, we face risks related to the availability and pricing of financing on favorable terms or at all for such ground leasehold interests.

RISKS RELATED TO OUR INDEBTEDNESS AND ACCESS TO CAPITAL

Significantly tighter capital markets and economic conditions have affected and may continue to materially affect our liquidity, financial condition and results of operations as well as the value of an investment in our debt and equity securities.

There are many factors that can affect the value of our debt and equity securities, including the state of the capital markets and the economy. Demand for office and retail space typically declines nationwide due to an economic downturn, bankruptcies, downsizing, layoffs and cost cutting. Government action or inaction may adversely affect the state of the capital markets. The cost and availability of credit may be adversely affected by illiquid credit markets and wider credit spreads, which may adversely affect our liquidity and financial condition, including our results of operations, and the liquidity and financial condition of our tenants. Recently, domestic and international financial markets have experienced unusual volatility, significant interest rate increases and continuing uncertainty. Liquidity has significantly tightened in overall financial markets. Consequently, there is greater uncertainty regarding our ability to access the credit markets in order to attract financing on reasonable terms. Additionally, the recent inflation environment has led to an increase in interest rates, which has had a direct and material increase on the interest expense of our borrowings. Our inability or the inability of our tenants to timely refinance maturing liabilities and access the capital markets to meet liquidity needs may materially affect our financial condition and results of operations and the value of our securities.

We have outstanding debt, and its cost may continue to increase and refinancing may not be available on acceptable terms and could affect our future operations.

As of December 31, 2023, our consolidated mortgages and unsecured indebtedness, excluding related premium, discount and deferred financing costs, totaled $8.3 billion. We rely on both secured and unsecured, variable rate and fixed rate debt to finance acquisitions and development activities and for working capital. We are subject to the risks normally associated with debt financing, including the risk that our cash flow from operations will be insufficient to meet our required debt service. Our debt service costs generally will not be reduced if conditions in the market or at our properties, such as the entry of new competitors or the loss of major tenants, cause a reduction in the income from our properties. Should such events occur, our operations may be adversely affected. If a property is mortgaged to secure payment of indebtedness and income from such property is insufficient to pay that indebtedness, the property could be foreclosed upon by the mortgagee resulting in our loss of the property.

If we are unable to obtain debt financing or refinance existing indebtedness upon maturity, our financial condition and results of operations would likely be adversely affected. In addition, the current interest rate environment has led to an increase in interest rates on our variable rate debt, including on new hedging instruments, and an increase in the cost of refinancing our existing debt and entering into new debt, all of which have reduced, and could continue to reduce, our operating cash flows. While certain of our debt is fixed by interest rate swap arrangements, the arrangements typically expire earlier than the mortgage loan maturity, resulting in future exposure to rising interest rates, which could further reduce our available cash. If the cost or amount of our indebtedness continues to increase or we cannot refinance our debt in sufficient amounts or on acceptable terms, we are at risk of credit rating downgrades and default on our obligations that could adversely affect our financial condition and results of operations.

We may not be able to obtain capital to make investments.

We depend primarily on external financing to fund the growth of our business. This is because one of the requirements of the Internal Revenue Code of 1986, as amended, for a REIT is that it distributes 90% of its taxable income, excluding net capital gains, to its shareholders. This, in turn, requires the Operating Partnership to make distributions to its unitholders. There is a separate requirement to distribute net capital gains or pay a corporate level tax in lieu thereof. Our access to debt or equity financing depends on the willingness of third parties to lend or make equity investments and on conditions in the capital markets generally. Although we believe that we will be able to finance any investments we may wish to make in the foreseeable future, there can be no assurance that new financing will be available or available on acceptable terms. For information about our available sources of funds, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and the notes to the consolidated financial statements in this Annual Report on Form 10-K.

The hedge instruments we may use to manage our exposure to interest rate volatility involve risks.

The interest rate hedge instruments we may use to manage some of our exposure to interest rate volatility involve risks, including the risk that counterparties may fail to perform under these arrangements. If interest rates were to fall, these arrangements may cause us to pay higher interest on our debt obligations than would otherwise be the case. In addition, the use of such instruments may generate income that may not be treated as qualifying REIT income for purposes of the 75% gross income test or 95% gross income test. Furthermore, there can be no assurance that our hedging arrangements will qualify as "highly effective" cash flow hedges under applicable accounting standards. If our hedges do not qualify as "highly effective," the changes in the fair value of these instruments would be reflected in our results of operations and could adversely impact our earnings.

Covenants in our debt instruments could adversely affect our financial condition and our acquisitions and development activities.

The mortgages on our properties contain customary covenants such as those that limit our ability, without the prior consent of the applicable lender, to further mortgage the applicable property or to reduce or change insurance coverage. Our unsecured indebtedness and debt that we may obtain in the future may contain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including covenants that limit our ability to incur debt based upon the levels of certain ratios including total debt to total assets, secured debt to total assets, EBITDA to interest expense, and fixed charges, and that require us to maintain a certain ratio of unencumbered assets to unsecured debt. Our ability to borrow is subject to compliance with these and other covenants. In addition, failure to comply with our covenants could cause a default under the applicable debt instrument, and we may then be required to repay such debt with capital from such other sources or give possession of a secured property to the lender. Under those circumstances, other sources of capital may not be available to us or may be available only on unattractive terms. Further, depending on market conditions at the time of any refinancing, the covenants included as part of the terms of such refinancing may be more restrictive than the existing indebtedness.

In addition, our debt instruments contain customary covenants requiring us to maintain insurance. Although we believe that we have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. Further, if lenders insist on greater coverage than we are able to obtain it could result in acceleration of repayment of such debt instruments and adversely affect our ability to finance or refinance our properties and expand our portfolio.

A further downgrade in our credit ratings could materially and adversely affect our business and financial condition.

Our credit rating and the credit ratings assigned to our debt securities and our preferred shares have been recently downgraded and could change in the future based upon, among other things, our results of operations and financial condition. Our ratings are subject to ongoing evaluation by credit rating agencies, and any rating could be changed or withdrawn by a rating agency in the future if, in its judgment, circumstances warrant such action. Moreover, these credit ratings are not recommendations to buy, sell or hold our common shares or any other securities. If any of the credit rating agencies that have rated our securities downgrades or lowers its credit rating, or if any credit rating agency indicates that it has placed any such rating on a "watch list" for a possible downgrading or lowering, or otherwise indicates that its outlook for that rating is negative, such action could have a material adverse effect on our costs and availability of funding. For instance, if we fail to maintain the credit ratings currently assigned to our senior debt, the interest rates payable on outstanding debt under our unsecured term loan and revolving credit facilities would increase and we may be required to post additional collateral under certain of our existing loan agreements. Furthermore, any future lowering of our credit ratings or outlook would likely make it more difficult and/or more expensive for us to obtain additional debt financing. Our failure to maintain or improve our credit ratings could in turn have a material adverse effect on our financial condition, results of operations, cash flows, the trading/redemption price of our securities, and our ability to satisfy our debt service obligations and to pay dividends and distributions to our equity holders.

RISKS RELATED TO OUR ORGANIZATION AND STRUCTURE

We depend on dividends and distributions from our direct and indirect subsidiaries. The creditors and preferred equity holders of these subsidiaries are entitled to amounts payable to them by the subsidiaries before the subsidiaries may pay any dividends or distributions to us.

Substantially all of Vornado's assets are held through the Operating Partnership which holds substantially all of its properties and assets through subsidiaries. The Operating Partnership's cash flow is dependent on cash distributions to it by its subsidiaries, and in turn, substantially all of Vornado's cash flow is dependent on cash distributions to it by the Operating Partnership. The creditors of each of Vornado's direct and indirect subsidiaries are entitled to payment of that subsidiary's obligations to them, when due and payable, before distributions may be made by that subsidiary to its equity holders. Thus, the Operating Partnership's ability to make distributions to its equity holders depends on its subsidiaries' ability first to satisfy their obligations to their creditors and then to make distributions to the Operating Partnership. Consequently, Vornado's ability to pay dividends to its holders of common and preferred shares depends on the Operating Partnership's ability first to satisfy its obligations to its creditors and make distributions to holders of its preferred units and then to make distributions to Vornado.

Furthermore, the holders of preferred units of the Operating Partnership are entitled to receive preferred distributions before payment of distributions to the Operating Partnership's equity holders, including Vornado. Thus, Vornado's ability to pay cash dividends to its equity holders and satisfy its debt obligations depends on the Operating Partnership's ability first to satisfy its obligations to its creditors and make distributions to holders of its preferred units and then to its equity holders, including Vornado. As of December 31, 2023, there were six series of preferred units of the Operating Partnership not held by Vornado with a total liquidation value of $52,921,000.

In addition, Vornado's participation in any distribution of the assets of any of its direct or indirect subsidiaries upon the liquidation, reorganization or insolvency is only after the claims of the creditors, including trade creditors and preferred equity holders, are satisfied.

Vornado's Amended and Restated Declaration of Trust (the "declaration of trust") sets limits on the ownership of its shares.

Generally, for Vornado to maintain its qualification as a REIT under the Internal Revenue Code, not more than 50% in value of the outstanding shares of beneficial interest of Vornado may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of Vornado's taxable year. The Internal Revenue Code defines "individuals" for purposes of the requirement described in the preceding sentence to include some types of entities. Under Vornado's declaration of trust, as amended, no person may own more than 6.7% of the outstanding common shares of any class, or 9.9% of the outstanding preferred shares of any class, with some exceptions for persons who held common shares in excess of the 6.7% limit before Vornado adopted the limit and other persons approved by Vornado's Board of Trustees. In addition, our declaration of trust includes restrictions on ownership of our common shares and preferred shares to preserve our status as a "domestically controlled qualified investment entity" within the meaning of Section 897 (h)(4)(B) of the Internal Revenue Code of 1986, as amended. These restrictions on transferability and ownership may delay, deter or prevent a change in control of Vornado or other transaction that might involve a premium price or otherwise be in the best interest of equity holders.

The Maryland General Corporation Law (the "MGCL") contains provisions that may reduce the likelihood of certain takeover transactions.

The MGCL imposes conditions and restrictions on certain "business combinations" (including, among other transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland REIT and certain persons who beneficially own at least 10% of the corporation's stock (an "interested shareholder"). Unless approved in advance by the board of trustees of the trust, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the board of trustees of the trust, and (b) approved by the affirmative vote of at least (i) 80% of the trust's outstanding shares entitled to vote and (ii) two-thirds of the trust's outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the trust's common shareholders receive a "fair price" (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares.

In approving a transaction, Vornado's Board of Trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the Board of Trustees. Vornado's Board of Trustees has adopted a resolution exempting any business combination between Vornado and any trustee or officer of Vornado or its affiliates. As a result, any trustee or officer of Vornado or its affiliates may be able to enter into business combinations with Vornado that may not be in the best interest of our equity holders. With respect to business combinations with other persons, the business combination provisions of the MGCL may have the effect of delaying, deferring or preventing a change in control of Vornado or other transaction that might involve a premium price or otherwise be in the best interest of our equity holders. The business combination statute may discourage others from trying to acquire control of Vornado and increase the difficulty of consummating any offer.

Title 3, Subtitle 8 of the MGCL permits our Board of Trustees, without shareholder approval and regardless of what is currently provided in our declaration of trust or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a trustee. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common shareholders with the opportunity to realize a premium over the then current market price.

Vornado may issue additional shares in a manner that could adversely affect the likelihood of certain takeover transactions.

Vornado's declaration of trust authorizes the Board of Trustees to:

- cause Vornado to issue additional authorized but unissued common shares or preferred shares;
- classify or reclassify, in one or more series, any unissued preferred shares;
- set the preferences, rights and other terms of any classified or reclassified shares that Vornado issues; and
- increase, without shareholder approval, the number of shares of beneficial interest that Vornado may issue.

Vornado's Board of Trustees could establish a series of preferred shares whose terms could delay, deter or prevent a change in control of Vornado, and therefore of the Operating Partnership, or other transaction that might involve a premium price or otherwise be in the best interest of our equity holders, although Vornado's Board of Trustees does not now intend to establish a series of preferred shares of this kind. Vornado's declaration of trust and bylaws contain other provisions that may delay, deter or prevent a change in control of Vornado or other transaction that might involve a premium price or otherwise be in the best interest of our equity holders.

We may change our policies without obtaining the approval of our equity holders.

Our operating and financial policies, including our policies with respect to acquisitions of real estate or other companies, growth, operations, indebtedness, capitalization, dividends and distributions, are exclusively determined by Vornado's Board of Trustees. Accordingly, our equity holders do not control these policies.

Steven Roth and Interstate Properties may exercise substantial influence over us. They and some of Vornado's other trustees and officers have interests or positions in other entities that may compete with us.

As of December 31, 2023, Interstate Properties, a New Jersey general partnership, and its partners beneficially owned an aggregate of approximately 7.0% of the common shares of beneficial interest of Vornado and 26.0% of the common stock of Alexander's, which is described below. Steven Roth, David Mandelbaum and Russell B. Wight, Jr. are the three partners of Interstate Properties. Mr. Roth is the Chairman of the Board of Trustees and Chief Executive Officer of Vornado, the managing general partner of Interstate Properties, and the Chairman of the Board of Directors and Chief Executive Officer of Alexander's. Messrs. Mandelbaum and Wight are Trustees of Vornado and Directors of Alexander's.

Because of these overlapping interests, Mr. Roth and Interstate Properties and its partners may have substantial influence over Vornado, and therefore over the Operating Partnership. In addition, certain decisions concerning our operations or financial structure may present conflicts of interest among Messrs. Roth, Mandelbaum and Wight and Interstate Properties and our other equity holders. In addition, Mr. Roth, Interstate Properties and its partners, and Alexander's currently and may in the future engage in a wide variety of activities in the real estate business which may result in conflicts of interest with respect to matters affecting us, such as which of these entities or persons, if any, may take advantage of potential business opportunities, the business focus of these entities, the types of properties and geographic locations in which these entities make investments, potential competition between business activities conducted, or sought to be conducted, competition for properties and tenants, possible corporate transactions such as acquisitions and other strategic decisions affecting the future of these entities.

We manage and lease the real estate assets of Interstate Properties pursuant to a management agreement for which we receive an annual fee equal to 4% of annual base rent and percentage rent. See Note 22 – *Related Party Transactions* to our consolidated financial statements in this Annual Report on Form 10-K for additional information.

There may be conflicts of interest between Alexander's and us.

As of December 31, 2023, we owned 32.4% of the outstanding common stock of Alexander's. Alexander's is a REIT that has five properties, which are located in the greater New York metropolitan area. In addition to the 2.3% that they indirectly own through Vornado, Interstate Properties, which is described above, and its partners owned 26.0% of the outstanding common stock of Alexander's as of December 31, 2023. Mr. Roth is the Chairman of the Board of Trustees and Chief Executive Officer of Vornado, the managing general partner of Interstate Properties, and the Chairman of the Board of Directors and Chief Executive Officer of Alexander's. Messrs. Mandelbaum and Wight are Trustees of Vornado and Directors of Alexander's and general partners of Interstate Properties. Ms. Mandakini Puri is a Trustee of Vornado and Director of Alexander's.

We manage, develop and lease Alexander's properties under management, development and leasing agreements under which we receive annual fees from Alexander's. These agreements are described in Note 5 – *Investments in Partially Owned Entities* to our consolidated financial statements in this Annual Report on Form 10-K.

RISKS RELATED TO OUR COMMON SHARES AND OPERATING PARTNERSHIP CLASS A UNITS

The trading price of Vornado's common shares has been volatile and may continue to fluctuate.

The trading price of Vornado's common shares has been volatile and may continue to fluctuate widely as a result of several factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations have in the past and may in the future adversely affect the market price of Vornado's common shares and the redemption price of the Operating Partnership's Class A units. These factors include:

- our financial condition and performance;
- the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;
- actual or anticipated quarterly fluctuations in our operating results and financial condition;
- our dividend policy;
- the reputation of REITs and real estate investments generally and the attractiveness of REIT equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities;
- uncertainty and volatility in the equity and credit markets;
- interest rates increases;
- changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;
- failure to meet analysts' revenue or earnings estimates;
- speculation in the press or investment community;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- the extent of institutional investor interest in us;
- the extent of short-selling of Vornado common shares and the shares of our competitors;
- fluctuations in the stock price and operating results of our competitors;

- share repurchase plans;
- general financial and economic market conditions and, in particular, developments related to market conditions for office REITs and other real estate related companies and the New York City real estate market;
- inflation;
- local, domestic and international economic factors unrelated to our performance (including the macro-economic impact of geopolitical conflicts);
- fiscal policies or inaction at the U.S. federal government level that may lead to federal government shutdowns or negative impacts on the U.S. economy;
- changes in tax laws and rules; and
- all other risk factors addressed elsewhere in this Annual Report on Form 10-K.

A significant decline in Vornado's stock price could result in substantial losses for our equity holders.

Vornado has many shares available for future sale, which could hurt the market price of its shares and the redemption price of the Operating Partnership's units.

The interests of equity holders could be diluted if we issue additional equity securities. As of December 31, 2023, Vornado had authorized but unissued 59,609,297 common shares of beneficial interest, $0.04 par value, and 58,387,098 preferred shares of beneficial interest, no par value; of which 22,186,690 common shares are reserved for issuance upon redemption of Class A Operating Partnership units, convertible securities and employee stock options and 11,200,000 preferred shares are reserved for issuance upon redemption of preferred Operating Partnership units. Any shares not reserved may be issued from time to time in public or private offerings or in connection with acquisitions. In addition, common and preferred shares reserved may be sold upon issuance in the public market after registration under the Securities Act or under Rule 144 under the Securities Act or other available exemptions from registration. We cannot predict the effect that future sales of Vornado's common and preferred shares or Operating Partnership Class A and preferred units will have on the market prices of our securities.

In addition, under Maryland law, Vornado's Board of Trustees has the authority to increase the number of authorized shares without shareholder approval.

Loss of our key personnel could harm our operations and adversely affect the value of our common shares and Operating Partnership Class A units.

We are dependent on the efforts of Steven Roth, the Chairman of the Board of Trustees and Chief Executive Officer of Vornado. While we believe that we could find a replacement for him and other key personnel, the loss of their services could harm our operations and adversely affect the value of our securities.

RISKS RELATED TO REGULATORY COMPLIANCE

Vornado may fail to qualify or remain qualified as a REIT and may be required to pay federal income taxes at corporate rates, which could adversely impact the value of our common shares.

Although we believe that Vornado will remain organized and will continue to operate so as to qualify as a REIT for federal income tax purposes, Vornado may fail to remain so qualified. Qualifications are governed by highly technical and complex provisions of the Internal Revenue Code for which there are only limited judicial or administrative interpretations and depend on various facts and circumstances that are not entirely within our control. In addition, legislation, new regulations, administrative interpretations or court decisions may significantly change the relevant tax laws and/or the federal income tax consequences of qualifying as a REIT. If, with respect to any taxable year, Vornado fails to maintain its qualification as a REIT and does not qualify under statutory relief provisions, Vornado could not deduct distributions to shareholders in computing our taxable income and would have to pay federal income tax on its taxable income at regular corporate rates. The federal income tax payable would include any applicable alternative minimum tax. If Vornado had to pay federal income tax, the amount of money available to distribute to equity holders and pay its indebtedness would be reduced for the year or years involved, and Vornado would not be required to make distributions to shareholders in that taxable year and in future years until it was able to qualify as a REIT and did so. In addition, Vornado would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost, unless Vornado were entitled to relief under the relevant statutory provisions. Our failure to qualify as a REIT could impact our ability to expand our business and raise capital and adversely affect the value of our common shares.

We may face possible adverse federal tax audits and changes in federal tax laws, which may result in an increase in our tax liability.

In the normal course of business, certain entities through which we own real estate either have undergone or may undergo tax audits. Although we believe that we have substantial arguments in favor of our positions, in some instances there is no controlling precedent or interpretive guidance. There can be no assurance that audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict if or when any new U.S. federal income tax law, regulation, or administrative interpretation, or any amendment to any existing U.S. federal income tax law, Treasury regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. Vornado, its taxable REIT subsidiaries, and our security holders could be adversely affected by any such change in, or any new, U.S. federal income tax law, Treasury regulation or administrative interpretation.

We may face possible adverse state and local tax audits and changes in state and local tax law.

Because Vornado is organized and qualifies as a REIT, it is generally not subject to federal income taxes, but we are subject to certain state and local taxes. In the normal course of business, certain entities through which we own real estate either have undergone, or are currently undergoing, tax audits. Although we believe that we have substantial arguments in favor of our positions in the ongoing audits, in some instances there is no controlling precedent or interpretive guidance on the specific point at issue. There can be no assurance that audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and size of such changes including changes in laws, regulations and administration of property and transfer taxes. If such changes occur, we may be required to pay additional taxes on our assets or income. These increased tax costs could adversely affect our financial condition and results of operations and the amount of cash available for the payment of dividends and distributions to our security holders.

Compliance or failure to comply with the Americans with Disabilities Act (the "ADA") or other safety regulations and requirements could result in substantial costs.

The ADA generally requires that public buildings, including our properties, meet certain Federal requirements related to access and use by disabled persons. Noncompliance could result in the imposition of fines by the Federal government or the award of damages to private litigants and/or legal fees to their counsel. From time to time persons have asserted claims against us with respect to some of our properties under the ADA, but to date such claims have not resulted in any material expense or liability. If, under the ADA, we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our financial condition and results of operations, as well as the amount of cash available for distribution to equity holders.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results of operations.

We may incur significant costs to comply with environmental laws and environmental contamination may impair our ability to lease and/or sell real estate.

Our operations and properties are subject to various federal, state and local laws and regulations concerning the protection of the environment, including air and water quality, hazardous or toxic substances and health and safety. Under some environmental laws, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at a property. The owner or operator may also be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs incurred by those parties because of the contamination. These laws often impose liability without regard to whether the owner or operator knew of the release of the substances or caused the release. The presence of contamination or the failure to remediate contamination may also impair our ability to sell or lease real estate or to borrow using the real estate as collateral. Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing materials in the event of damage, demolition, renovation or remodeling and govern emissions of and exposure to asbestos fibers in the air. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls (PCBs) are also regulated by federal and state laws. We are also subject to risks associated with human exposure to chemical or biological contaminants such as molds, pollens, viruses and bacteria which, above certain levels, can be alleged to be connected to allergic or other health effects and symptoms in susceptible individuals. Our predecessor companies may be subject to similar liabilities for activities of those companies in the past. We could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or related claims arising out of environmental contamination or human exposure to contamination at or from our properties.

Each of our properties has been subject to varying degrees of environmental assessment. To date, these environmental assessments have not revealed any environmental condition material to our business. However, identification of new compliance concerns or undiscovered areas of contamination, changes in the extent or known scope of contamination, human exposure to contamination or changes in clean-up or compliance requirements could result in significant costs to us.

RISKS RELATED TO TECHNOLOGY, CYBERSECURITY AND DATA PROTECTION

The occurrence of cyber incidents, or a deficiency in our cyber security, as well as other disruptions to our IT networks and related systems, could negatively impact our business by causing a disruption to our operations, a compromise or corruption of our confidential information, and/or damage to our business relationships or reputation, all of which could negatively impact our financial results.

Our IT networks and related systems are essential to the operation of our business and our ability to perform day-to-day operations (including managing our building systems) and, in some cases, may be critical to the operations of certain of our tenants. We face risks associated with security breaches, whether through cyber-attacks, malware, ransomware, computer viruses, phishing, attachments to e-mails, persons who access our systems from inside or outside our organization, and other significant disruptions of our IT networks and related systems. Our suppliers, subcontractors, and joint venture partners face similar threats and an incident at one of these entities could adversely impact our business. These entities are typically outside our control and may have access to certain of our information with varying levels of security and cybersecurity resources. The risk of a security breach or disruption, particularly through cyber attack, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks from around the world have increased, including through the use of artificial intelligence. Although we have not experienced cyber incidents that are individually, or in the aggregate, material, the incidents we have experienced thus far have been mitigated by preventative, detective, and responsive measures that we have put in place. Although we make efforts to maintain the security and integrity of these types of IT networks and related systems, and we have implemented various measures to manage the risk of a security breach or disruption, there can be no assurance that our security efforts and measures will be effective or that attempted security breaches or disruptions would not be successful or damaging. Unauthorized parties, whether within or outside our company, may disrupt or gain access to our systems, or those of third parties with whom we do business, through human error, misfeasance, fraud, trickery, or other forms of deceit, including break-ins, use of stolen credentials, social engineering, phishing, computer viruses or other malicious codes, and similar means of unauthorized and destructive tampering. Even the most well protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed to not be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk.

A security breach or other significant disruption involving our IT networks and related systems could disrupt the proper functioning of our networks and systems and therefore our operations and/or those of certain of our tenants; result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information of ours or others, which others could use to compete against us or which could expose us to damage claims by third-parties for disruptive, destructive or otherwise harmful purposes and outcomes; result in our inability to maintain the building systems relied upon by our tenants for the efficient use of their leased space; require significant management attention and resources to remedy any damages that result; may require payments to the attackers; subject us to litigation claims for breach of contract, damages, credits, fines, penalties, governmental investigations and enforcement actions or termination of leases or other agreements; or damage our reputation among our tenants and investors generally. Any or all of the foregoing could have a material adverse effect on our results of operations, financial condition and cash flows.

A cyber attack or systems failure could interfere with our ability to comply with financial reporting requirements, which could adversely affect us. A cyber attack could also compromise the confidential information of our employees, tenants, customers and vendors. A successful attack could disrupt and materially affect our business operations, including damaging relationships with tenants, customers and vendors. Any compromise of our information security systems could also result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, loss or misuse of the information (which may be confidential, proprietary and/or commercially sensitive in nature) and a loss of confidence in our security measures, which could harm our business.

For additional information on our cybersecurity risk management process, see Item 1C. Cybersecurity.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

There are no unresolved comments from the staff of the Securities and Exchange Commission as of the date of this Annual Report on Form 10-K.

ITEM 1C.   CYBERSECURITY

Risk Management and Strategy

We employ a comprehensive risk management strategy for the assessment, identification and management of material risks stemming from cybersecurity threats. Our methodologies involve a systematic evaluation of potential threats, vulnerabilities, and their potential impacts on our organization's operations, data, and systems.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program, including legal, compliance, strategic, operational, and financial risk areas.

Our cybersecurity risk management program includes:

- Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, and our broader enterprise IT environment;
- A team principally responsible for managing (i) our cybersecurity risk assessment processes, (ii) our security controls and (iii) our response to cybersecurity incidents;
- The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
- Cybersecurity awareness training of our employees, incident response personnel and senior management, including through the use of third-party providers for regular mandatory trainings;
- A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and
- A risk management process for third-party service providers, suppliers, and vendors. We employ rigorous vetting processes and ongoing monitoring mechanisms designed to ensure their compliance with cybersecurity standards.

As of the date of this Annual Report on Form 10-K, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

Governance

Our Board of Trustee's considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (the "Committee") oversight of cybersecurity and other information technology risks. The Committee oversees management's implementation of our cybersecurity risk management program.

The Committee receives periodic reports from management on our potential cybersecurity risks and threats and receives presentations on cybersecurity topics from our Chief Information Officer. The Committee reports to the full Board of Trustees regarding its activities, including those related to cybersecurity. The full Board of Trustees also receives briefings from management on cybersecurity matters as needed.

Our management team, including our Chief Information Officer, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our Chief Information Officer has many years of experience leading cybersecurity oversight and overall has broad, extensive experience with information technology, including security, auditing, compliance, systems and programming.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment. Our cybersecurity incident response plan governs our assessment and response upon the occurrence of a material cybersecurity incident, including the process for informing senior management and our Board of Trustees.

ITEM 2.   PROPERTIES

PROPERTY LISTING

We operate in two reportable segments: New York and Other. The following pages provide details of our real estate properties as of December 31, 2023.

NEW YORK SEGMENT Property	% Ownership	Type	% Occupancy	Square Feet In Service	Under Development or Not Available for Lease	Total Property
PENN 1 (ground leased through 2098)[1]	100.0 %	Office / Retail	82.4%	2,329,000	228,000	2,557,000
1290 Avenue of the Americas	70.0 %	Office / Retail	99.8%	2,120,000	—	2,120,000
PENN 2	100.0 %	Office / Retail	100.0%	338,000	1,457,000	1,795,000
909 Third Avenue (ground leased through 2063)[1]	100.0 %	Office	95.0%	1,351,000	—	1,351,000
280 Park Avenue[2]	50.0 %	Office / Retail	95.3%	1,265,000	—	1,265,000
Independence Plaza, Tribeca (1,327 units)[2]	50.1 %	Retail / Residential	57.6% [3]	1,258,000	—	1,258,000
770 Broadway	100.0 %	Office / Retail	79.7%	1,183,000	—	1,183,000
PENN 11	100.0 %	Office / Retail	99.3%	1,149,000	—	1,149,000
100 West 33rd Street	100.0 %	Office / Retail	70.6%	1,114,000	—	1,114,000
90 Park Avenue	100.0 %	Office / Retail	95.2%	956,000	—	956,000
One Park Avenue	100.0 %	Office / Retail	95.0%	945,000	—	945,000
888 Seventh Avenue (ground leased through 2067)[1]	100.0 %	Office / Retail	86.5%	887,000	—	887,000
The Farley Building (ground and building leased through 2116)[1]	95.0 %	Office / Retail	91.4%	847,000	—	847,000
330 West 34th Street (65.2% ground leased through 2149)[1]	100.0 %	Office / Retail	75.7%	724,000	—	724,000
85 Tenth Avenue[2]	49.9 %	Office / Retail	84.5%	638,000	—	638,000
650 Madison Avenue[2]	20.1 %	Office / Retail	86.1%	601,000	—	601,000
350 Park Avenue	100.0 %	Office	100.0%	585,000	—	585,000
150 East 58th Street[4]	100.0 %	Office / Retail	83.2%	544,000	—	544,000
7 West 34th Street[2]	53.0 %	Office / Retail	100.0%	477,000	—	477,000
595 Madison Avenue	100.0 %	Office / Retail	89.5%	330,000	—	330,000
640 Fifth Avenue[2]	52.0 %	Office / Retail	92.3%	315,000	—	315,000
50-70 West 93rd Street (324 units)[2]	49.9 %	Residential	99.7%	283,000	—	283,000
Sunset Pier 94 Studios (ground and building leased through 2110)[1][2]	49.9 %	Studio	(5)	—	266,000	266,000
260 Eleventh Avenue (ground leased through 2114)[1]	100.0 %	Office	100.0%	209,000	—	209,000
4 Union Square South	100.0 %	Retail	100.0%	204,000	—	204,000
61 Ninth Avenue (2 buildings) (ground leased through 2115)[1][2]	45.1 %	Office / Retail	100.0%	194,000	—	194,000
512 West 22nd Street[2]	55.0 %	Office / Retail	85.2%	173,000	—	173,000
825 Seventh Avenue	51.2 %	Office[2] / Retail	80.1%	173,000	—	173,000
1540 Broadway[2]	52.0 %	Retail	78.5%	161,000	—	161,000
Paramus	100.0 %	Office	81.2%	129,000	—	129,000
666 Fifth Avenue [2][6]	52.0 %	Retail	100.0%	114,000	—	114,000
1535 Broadway[2]	52.0 %	Retail / Theatre	100.0%	107,000	—	107,000
57th Street (2 buildings)[2]	50.0 %	Office / Retail	78.3%	103,000	—	103,000
689 Fifth Avenue[2]	52.0 %	Office / Retail	100.0%	98,000	—	98,000
150 West 34th Street	100.0 %	Retail	100.0%	78,000	—	78,000
655 Fifth Avenue[2]	50.0 %	Retail	100.0%	57,000	—	57,000
435 Seventh Avenue	100.0 %	Retail	100.0%	43,000	—	43,000
606 Broadway	50.0 %	Office / Retail	81.8%	36,000	—	36,000
697-703 Fifth Avenue[2]	44.8 %	Retail	100.0%	26,000	—	26,000
1131 Third Avenue	100.0 %	Retail	100.0%	23,000	—	23,000
131-135 West 33rd Street	100.0 %	Retail	100.0%	23,000	—	23,000

See notes on page 28.

PROPERTY LISTING – CONTINUED

				Square Feet		
NEW YORK SEGMENT – CONTINUED **Property**	**%** **Ownership**	**Type**	**%** **Occupancy**	**In Service**	**Under Development or Not Available for Lease**	**Total Property**
715 Lexington Avenue	100.0 %	Retail	100.0%	22,000	—	22,000
537 West 26th Street	100.0 %	Retail	100.0%	17,000	—	17,000
334 Canal Street (4 units)	100.0 %	Retail / Residential	—% [3]	—	14,000	14,000
304-306 Canal Street (4 units)	100.0 %	Retail / Residential	100.0% [3]	4,000	9,000	13,000
40 East 66th Street (3 units)	100.0 %	Residential	100.0%	10,000	—	10,000
431 Seventh Avenue	100.0 %	Retail	100.0%	9,000	—	9,000
138-142 West 32nd Street	100.0 %	Retail	80.3%	8,000	—	8,000
339 Greenwich Street	100.0 %	Retail	100.0%	8,000	—	8,000
966 Third Avenue	100.0 %	Retail	100.0%	7,000	—	7,000
968 Third Avenue[2]	50.0 %	Retail	100.0%	7,000	—	7,000
137 West 33rd Street	100.0 %	Retail	100.0%	3,000	—	3,000
57th Street[2]	50.0 %	Land	(5)	—	—	—
Eighth Avenue and 34th Street	100.0 %	Land	(5)	—	—	—
Hotel Pennsylvania Site[7]	100.0 %	Land	(5)	—	—	—
Other (3 buildings)	100.0 %	Retail	65.4%	16,000	—	16,000
Alexander's, Inc.:						
731 Lexington Avenue[2]	32.4 %	Office / Retail	98.9%	1,079,000	—	1,079,000
Rego Park II, Queens (6.6 acres)[2]	32.4 %	Retail	76.9%	616,000	—	616,000
Rego Park I, Queens (4.8 acres)[2]	32.4 %	Retail	100.0%	214,000	124,000	338,000
The Alexander Apartment Tower, Queens (312 units)[2]	32.4 %	Residential	95.2%	255,000	—	255,000
Flushing, Queens (1.0 acre ground leased through 2037)[1][2]	32.4 %	Retail	100.0%	167,000	—	167,000
Total New York Segment			**90.0%**	**24,632,000**	**2,098,000**	**26,730,000**
Our Ownership Interest			**89.4%**	**19,185,000**	**1,881,000**	**21,066,000**

See notes on page 28.

PROPERTY LISTING – CONTINUED

OTHER SEGMENT Property	% Ownership	Type	% Occupancy	Square Feet In Service	Square Feet Under Development or Not Available for Lease	Square Feet Total Property
THE MART:						
THE MART, Chicago	100.0 %	Office / Retail / Trade show / Showroom	79.1%	3,669,000	—	3,669,000
527 West Kinzie, Chicago	100.0 %	Land	(5)	—	—	—
Other (2 properties)(2), Chicago	50.0 %	Retail	100.0%	19,000	—	19,000
Total THE MART			**79.2%**	**3,688,000**	**—**	**3,688,000**
Our Ownership Interest			**79.2%**	**3,679,000**	**—**	**3,679,000**
555 California Street:						
555 California Street	70.0 %	Office / Retail	98.7%	1,506,000	—	1,506,000
315 Montgomery Street	70.0 %	Office / Retail	99.7%	235,000	—	235,000
345 Montgomery Street	70.0 %	Office / Retail	—%	78,000	—	78,000
Total 555 California Street			**94.5%**	**1,819,000**	**—**	**1,819,000**
Our Ownership Interest			**94.5%**	**1,274,000**	**—**	**1,274,000**
Other:						
Rosslyn Plaza, VA (197 units)(2)	45.6 %	Office / Residential	58.4% (3)	685,000	304,000	989,000
Fashion Centre Mall / Washington Tower, VA(2)	7.5 %	Office / Retail	93.5%	1,038,000	—	1,038,000
Wayne Towne Center, Wayne, NJ (ground leased through 2064)(1)	100.0 %	Retail	100.0%	686,000	4,000	690,000
Annapolis, MD (ground leased through 2042)(1)	100.0 %	Retail	100.0%	128,000	—	128,000
Atlantic City, NJ (11.3 acres ground leased through 2070 to VICI Properties for a portion of the Borgata Hotel and Casino complex)	100.0 %	Land	100.0%	—	—	—
Total Other			**89.2%**	**2,537,000**	**308,000**	**2,845,000**
Our Ownership Interest			**91.9%**	**1,202,000**	**144,000**	**1,346,000**

(1) Term assumes all renewal options exercised, if applicable.
(2) Denotes property not consolidated in the accompanying consolidated financial statements and related financial data included in the Annual Report on Form 10-K.
(3) Excludes residential occupancy statistics.
(4) Includes 962 Third Avenue (the Annex building to 150 East 58th Street) 50.0% ground leased through 2118 (assuming all renewal options are exercised).
(5) Properties under development or to be developed.
(6) 75,000 square feet is leased from 666 Fifth Avenue office condominium.
(7) Demolition of the existing building was completed in the third quarter of 2023.

TOP 10 TENANTS BASED ON ANNUALIZED ESCALATED RENTS[1] (AT SHARE):

Tenant	Square Footage At Share	Annualized Escalated Rents At Share	% of Total Annualized Escalated Rents At Share
Meta Platforms, Inc.	1,451,153	$ 167,180	9.3%
IPG and affiliates	1,044,715	69,186	3.9%
Citadel	585,460	62,498	3.5%
New York University	685,290	48,886	2.7%
Google/Motorola Mobility (guaranteed by Google)	759,446	41,765	2.3%
Bloomberg L.P.	306,768	41,279	2.3%
Amazon (including its Whole Foods subsidiary)	312,694	30,699	1.7%
Neuberger Berman Group LLC	306,612	28,184	1.6%
Swatch Group USA	11,957	27,333	1.5%
Madison Square Garden & Affiliates	408,031	27,326	1.5%

See note below.

ANNUALIZED ESCALATED RENTS[1] (AT SHARE) BY TENANT INDUSTRY:

Industry	Percentage
Office:	
Financial Services	22%
Technology	16%
Professional Services	7%
Advertising/Marketing	5%
Entertainment and Electronics	4%
Real Estate	3%
Insurance	3%
Education	3%
Apparel	2%
Engineering, Architect & Surveying	2%
Health Services	2%
Communications	1%
Government	1%
Other	6%
	77%
Retail:	
Apparel	5%
Luxury Retail	4%
Banking	2%
Restaurants	2%
Grocery	1%
Other	4%
	18%
Showroom	5%
Total	100%

(1) Represents monthly contractual base rent before free rent plus tenant reimbursements multiplied by 12. Annualized escalated rents at share include leases signed but not yet commenced in place of current tenants or vacancy in the same space.

NEW YORK

As of December 31, 2023, our New York segment consisted of 26.7 million square feet in 60 properties. The 26.7 million square feet is comprised of 20.4 million square feet of Manhattan office in 30 of the properties, 2.4 million square feet of Manhattan street retail in 50 of the properties, 1,662 units in five residential properties, and our 32.4% interest in Alexander's, which owns five properties in the greater New York metropolitan area, including 731 Lexington Avenue, the 1.1 million square foot Bloomberg, L.P. headquarters building, and The Alexander, a 312-unit apartment tower in Queens. The New York segment also includes nine garages totaling 1.6 million square feet (4,685 spaces).

As of December 31, 2023, the occupancy rate for our New York segment was 89.4%.

Occupancy and weighted average annual rent per square foot:

Office:

			Vornado's Ownership Interest		
As of December 31,	Total Square Feet	In Service Square Feet	In Service Square Feet At Share	Occupancy Rate	Weighted Average Annual Escalated Rent Per Square Foot
2023	20,383,000	18,699,000	16,001,000	90.7%	$ 86.30
2022	19,902,000	18,724,000	16,028,000	91.9%	83.98
2021	20,630,000	19,442,000	16,757,000	92.2%	80.01
2020	20,586,000	18,361,000	15,413,000	93.4%	79.05
2019	20,666,000	19,070,000	16,195,000	96.9%	76.26

Retail:

			Vornado's Ownership Interest		
As of December 31,	Total Square Feet	In Service Square Feet	In Service Square Feet At Share	Occupancy Rate	Weighted Average Annual Escalated Rent Per Square Foot
2023	2,394,000	2,123,000	1,684,000	74.9%	$ 224.88
2022	2,556,000	2,289,000	1,851,000	74.4%	215.72
2021	2,693,000	2,267,000	1,825,000	80.7%	214.22
2020	2,690,000	2,275,000	1,805,000	78.8%	226.38
2019	2,712,000	2,300,000	1,842,000	94.5%	209.86

Occupancy and average monthly rent per unit:

Residential:

		Vornado's Ownership Interest		
As of December 31,	Total Number of Units	Total Number of Units	Occupancy Rate	Average Monthly Rent Per Unit
2023	1,974	939	96.8%	$ 4,115
2022	1,976	941	96.7%	3,882
2021	1,986	951	97.0%	3,776
2020	1,995	960	84.9%	3,714
2019	1,996	960	97.5%	3,902

NEW YORK – CONTINUED

Lease expirations as of December 31, 2023 (at share):

Year	Number of Expiring Leases	Square Feet of Expiring Leases[1]	Percentage of New York Square Feet	Annualized Escalated Rents of Expiring Leases	
				Total	Per Square Foot
Office:					
Fourth Quarter 2023[2]	12	223,000	1.6%	$ 23,965,000	$ 107.47
2024	76	713,000	5.0%	63,535,000	89.11 [3]
2025	67	586,000	4.1%	45,758,000	78.09
2026	79	1,163,000	8.1%	94,536,000	81.29
2027	95	1,301,000	9.1%	102,958,000	79.14
2028[4]	65	1,044,000	7.3%	84,045,000	80.50
2029	59	1,241,000	8.7%	100,418,000	80.92
2030	50	643,000	4.5%	54,540,000	84.82
2031	31	891,000	6.2%	80,847,000	90.74
2032	22	958,000	6.7%	94,504,000	98.65
2033	21	502,000	4.0%	42,938,000	85.53
Retail:					
Fourth Quarter 2023[2]	3	11,000	1.0%	$ 1,122,000	$ 102.00
2024	11	197,000	17.7%	20,532,000	104.22 [5]
2025	12	50,000	4.5%	13,076,000	261.52
2026	10	82,000	7.3%	26,414,000	322.12
2027	10	32,000	2.9%	20,509,000	640.91
2028	9	32,000	2.9%	14,731,000	460.34
2029	14	53,000	4.7%	27,460,000	518.11
2030	21	153,000	13.7%	23,416,000	153.05
2031	24	68,000	6.1%	30,383,000	446.81
2032	21	57,000	5.1%	29,537,000	518.19
2033	7	17,000	1.5%	6,022,000	354.24

_____

(1) Excludes storage, vacancy and other.
(2) Includes month-to-month leases, holdover tenants, and leases expiring on the last day of the current quarter.
(3) Based on current market conditions, we expect to re-lease this space at rents between $85 to $95 per square foot.
(4) Excludes the expiration of 492,000 square feet at 909 Third Avenue for U.S. Post Office as we assume the exercise of all renewal options through 2038 given the below-market rent on their options.
(5) Based on current market conditions, we expect to re-lease this space at rents between $125 to $150 per square foot.

Alexander's

As of December 31, 2023, we own 32.4% of the outstanding common stock of Alexander's, which owns five properties in the greater New York City aggregating 2.5 million square feet, including 731 Lexington Avenue, the 1.1 million square foot Bloomberg L.P. headquarters building. As of December 31, 2023, Alexander's had an occupancy rate of 92.6% and a weighted average annual rent per square foot of $107.78.

OTHER REAL ESTATE AND INVESTMENTS

THE MART

We own the 3.7 million square foot THE MART in Chicago, whose largest tenant is Motorola Mobility at 609,000 square feet, the lease of which is guaranteed by Google. As of December 31, 2023, THE MART had an occupancy rate of 79.2% and a weighted average annual rent per square foot of $52.06.

555 California Street

We own a 70% controlling interest in a three-building office complex aggregating 1.8 million square feet, located at California and Montgomery Streets in San Francisco's financial district ("555 California Street"). As of December 31, 2023, 555 California Street had an occupancy rate of 94.5% and a weighted average annual rent per square foot of $94.93.

ITEM 3. LEGAL PROCEEDINGS

We are from time to time involved in legal actions arising in the ordinary course of business. In our opinion, after consultation with legal counsel, the outcome of such matters is not expected to have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Vornado Realty Trust

Vornado's common shares are traded on the New York Stock Exchange under the symbol "VNO."

As of February 1, 2024, there were 758 holders of record of Vornado common shares.

Vornado Realty L.P.

There is no established trading market for the Operating Partnership's Class A units. Class A units that are not held by Vornado may be tendered for redemption to the Operating Partnership for cash; Vornado, at its option, may assume that obligation and pay the holder either cash or Vornado common shares on a one-for-one basis. Because the number of Vornado common shares outstanding at all times equals the number of Class A units owned by Vornado, the redemption value of each Class A unit is equivalent to the market value of one Vornado common share, and the distribution to a Class A unit holder is equal to the dividend paid to a Vornado common shareholder.

As of February 1, 2024, there were 806 Class A unitholders of record.

Recent Sales of Unregistered Securities

Vornado Realty Trust

During the fourth quarter of 2023, Vornado issued 64,056 of its common shares for the redemption of Class A units by certain limited partners of Vornado Realty L.P. Such shares were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. There were no cash proceeds associated with these issuances.

Vornado Realty L.P.

During the fourth quarter of 2023, Vornado Realty L.P. issued 375,369 Class A units to satisfy conversions of restricted Operating Partnership units ("LTIP Units") and 20,731 pursuant to Vornado's 2023 Omnibus Share Plan. There were no cash proceeds associated with the issuances.

On November 1, 2023, the Operating Partnership granted 116,612 LTIP Units at a market price of $19.30 per unit to Vornado consultants that are not executives of the Company as part of their annual consulting fees. The units were issued outside of Vornado's 2023 Omnibus Share Plan.

All of the securities referred to above were issued in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. There were no cash proceeds associated with these issuances.

From time to time, in connection with equity awards granted under our Omnibus Share Plan, we may withhold common shares for tax purposes or acquire common shares as part of the payment of the exercise price. Although we treat these as repurchases for certain financial statement purposes, these withheld or acquired shares are not considered by us as repurchases for this purpose.

Information relating to compensation plans under which Vornado's equity securities are authorized for issuance is set forth under Part III, Item 12 of this Annual Report on Form 10-K and such information is incorporated by reference herein.

Recent Purchases of Unregistered Securities

Vornado Realty Trust

On April 26, 2023, the Company's Board of Trustees authorized the repurchase of up to $200,000,000 of its outstanding common shares under a newly established share repurchase program. There were no common share repurchases during the three months ended December 31, 2023. As of December 31, 2023, $170,857,000 remained available and authorized for common share repurchases.

Share repurchases may be made from time to time in the open market, through privately negotiated transactions or through other means as permitted by federal securities laws, including through block trades, accelerated share repurchase transactions and/or trading plans intended to qualify under Rule 10b5-1. The timing, manner, price and amount of any repurchases will be determined in Vornado's discretion depending on business, economic and market conditions, corporate and regulatory requirements, prevailing prices for Vornado's common shares, alternative uses for capital and other considerations. The program does not have an expiration date and may be suspended or discontinued at any time and does not obligate Vornado to make any repurchases of its common shares.

Vornado Realty L.P.

None.

Performance Graph

The following graph is a comparison of the five-year cumulative return of Vornado's common shares, the Standard & Poor's 400 MidCap Index (the "S&P 400 MidCap Index"), Standard & Poor's 500 Index (the "S&P 500 Index"), and the National Association of Real Estate Investment Trusts' ("NAREIT") All Equity Index, a peer group index. The graph assumes that $100 was invested on December 31, 2018 in our common shares, the S&P 400 MidCap Index, the S&P 500 Index, and the NAREIT All Equity Index and that all dividends were reinvested without the payment of any commissions. There can be no assurance that the performance of our shares will continue in line with the same or similar trends depicted in the graph below.



Comparison of Five-Year Cumulative Return

	2018	2019	2020	2021	2022	2023
Vornado Realty Trust	$ 100	$ 115	$ 68	$ 81	$ 43	$ 60
S&P 400 MidCap Index[1]	100	126	143	179	156	181
S&P 500 Index[2]	100	131	156	200	164	207
The NAREIT All Equity Index	100	129	122	172	129	144

(1) In 2023, Vornado was added as a constituent of the S&P 400 MidCap Index.
(2) To facilitate comparison to the performance graph presented in our Annual Report for the prior year, the S&P 500 Index is presented above.

ITEM 6.   RESERVED

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Introduction

The following discussion should be read in conjunction with the financial statements and related notes included under Part II, Item 8 of this Annual Report on Form 10-K.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") within this section is focused on the years ended December 31, 2023 and 2022, including year-to-year comparisons between these years. Our MD&A for the year ended December 31, 2021, including year-to-year comparisons between 2022 and 2021, can be found in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

Overview

Vornado Realty Trust ("Vornado") is a fully-integrated real estate investment trust ("REIT") and conducts its business through, and substantially all of its interests in properties are held by, Vornado Realty L.P., (the "Operating Partnership") a Delaware limited partnership. Accordingly, Vornado's cash flow and ability to pay dividends to its shareholders are dependent upon the cash flow of the Operating Partnership and the ability of its direct and indirect subsidiaries to first satisfy their obligations to creditors. Vornado is the sole general partner of and owned approximately 91.0% of the common limited partnership interest in the Operating Partnership as of December 31, 2023. All references to the "Company," "we," "us" and "our" mean collectively Vornado, the Operating Partnership and those subsidiaries consolidated by Vornado.

We own and operate office and retail properties with a concentration in the New York metropolitan area. In addition, we have a 32.4% interest in Alexander's, Inc. ("Alexander's") (NYSE: ALX), which owns five properties in the greater New York metropolitan area, as well as interests in other real estate and investments.

Our business objective is to maximize Vornado shareholder value, which we measure by the total return provided to our shareholders. Below is a table comparing Vornado's performance to the FTSE NAREIT Office Index ("Office REIT") and the MSCI US REIT Index ("MSCI") for the following periods ended December 31, 2023:

	Total Return[1]		
	Vornado	Office REIT	MSCI
Three-month	25.8%	23.5%	16.0%
One-year	39.2%	2.0%	13.7%
Three-year	(12.7%)	(22.3%)	22.8%
Five-year	(40.3%)	(16.8%)	42.9%
Ten-year	(33.9%)	7.0%	108.0%

_____
(1) Past performance is not necessarily indicative of future performance.

We intend to achieve this objective by continuing to pursue our investment philosophy and to execute our operating strategies through:

- maintaining a superior team of operating and investment professionals and an entrepreneurial spirit;
- investing in properties in select markets, such as New York City, where we believe there is a high likelihood of capital appreciation;
- acquiring quality properties at a discount to replacement cost and where there is a significant potential for higher rents;
- developing and redeveloping properties to increase returns and maximize value; and
- investing in operating companies that have a significant real estate component.

We expect to finance our growth, acquisitions and investments using internally generated funds and proceeds from asset sales and by accessing the public and private capital markets. We may also offer Vornado common or preferred shares or Operating Partnership units in exchange for property and may repurchase or otherwise reacquire these securities in the future.

We compete with a large number of real estate investors, property owners and developers, some of whom may be willing to accept lower returns on their investments. Principal factors of competition are rents charged, tenant concessions offered, attractiveness of location, the quality of the property and the breadth and the quality of services provided. Our success depends upon, among other factors, trends of the global, national, regional and local economies, the financial condition and operating results of current and prospective tenants and customers, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation, population and employment trends. See "Risk Factors" in Item 1A for additional information regarding these factors.

Our business has been, and may continue to be, affected by increased interest rates, the effects of inflation and other uncertainties including the potential for an economic downturn. These factors could have a material impact on our business, financial condition, results of operations and cash flows.

Overview - continued

Vornado Realty Trust

Year Ended December 31, 2023 Financial Results Summary

Net income attributable to common shareholders for the year ended December 31, 2023 was $43,378,000, or $0.23 per diluted share, compared to net loss attributable to common shareholders of $408,615,000, or $2.13 per diluted share, for the year ended December 31, 2022. The years ended December 31, 2023 and 2022 include certain items that impact net income (loss) attributable to common shareholders, which are listed in the table below. The aggregate of these items, net of amounts attributable to noncontrolling interests, decreased net income attributable to common shareholders by $7,908,000, or $0.04 per diluted share, for the year ended December 31, 2023 and increased net loss attributable to common shareholders by $535,083,000, or $2.79 per diluted share, for the year ended December 31, 2022.

Funds from operations ("FFO") attributable to common shareholders plus assumed conversions for the year ended December 31, 2023 was $503,792,000, or $2.59 per diluted share, compared to $638,928,000, or $3.30 per diluted share, for the year ended December 31, 2022. The years ended December 31, 2023 and 2022 include certain items that impact FFO, which are listed in the table below. The aggregate of these items, net of amounts attributable to noncontrolling interests, decreased FFO by $4,359,000, or $0.02 per diluted share, for the year ended December 31, 2023 and increased FFO by $30,036,000, or $0.15 per diluted share, for the year ended December 31, 2022.

The following table reconciles the difference between our net income (loss) attributable to common shareholders and our net income attributable to common shareholders, as adjusted:

(Amounts in thousands)	For the Year Ended December 31,	
	2023	2022
Certain expense (income) items that impact net income (loss) attributable to common shareholders:		
Real estate impairment losses on wholly owned and partially owned assets	$ 73,289	$ 595,488
Net gain on contribution of Pier 94 leasehold interest to joint venture	(35,968)	—
After-tax net gain on sale of The Armory Show	(17,076)	—
Our share of Alexander's gain on sale of Rego Park III land parcel	(16,396)	—
Our share of income from real estate fund investments	(14,379)	(1,671)
After-tax net gain on sale of 220 Central Park South ("220 CPS") condominium units and ancillary amenities	(11,959)	(35,858)
Deferred tax liability on our investment in the Farley Building (held through a taxable REIT subsidiary)	11,722	13,665
Credit losses on investments	8,269	—
Other	10,342	3,749
	7,844	575,373
Noncontrolling interests' share of above adjustments and assumed conversion of dilutive potential common shares	64	(40,290)
Total of certain expense (income) items that impact net income (loss) attributable to common shareholders	$ 7,908	$ 535,083

The following table reconciles the difference between our FFO attributable to common shareholders plus assumed conversions and our FFO attributable to common shareholders plus assumed conversions, as adjusted:

(Amounts in thousands)	For the Year Ended December 31,	
	2023	2022
Certain (income) expense items that impact FFO attributable to common shareholders plus assumed conversions:		
Our share of income from real estate fund investments	$ (14,379)	$ (1,671)
After-tax net gain on sale of 220 CPS condominium units and ancillary amenities	(11,959)	(35,858)
Deferred tax liability on our investment in the Farley Building (held through a taxable REIT subsidiary)	11,722	13,665
Credit losses on investments	8,269	—
Other	11,043	(8,412)
	4,696	(32,276)
Noncontrolling interests' share of above adjustments	(337)	2,240
Total of certain (income) expense items that impact FFO attributable to common shareholders plus assumed conversions, net	$ 4,359	$ (30,036)

Overview - continued

Same Store Net Operating Income ("NOI") At Share

The percentage increase (decrease) in same store NOI at share and same store NOI at share - cash basis of our New York segment, THE MART and 555 California Street are below.

Year Ended December 31, 2023 compared to December 31, 2022:	Total	New York	THE MART[1]	555 California Street[2]
Same store NOI at share % increase (decrease)	0.4 %	2.2 %	(34.8)%	26.3%
Same store NOI at share - cash basis % increase (decrease)	0.6 %	2.8 %	(37.2)%	26.6%

_____
(1) 2022 includes prior period accrual adjustment related to changes in the tax-assessed value of THE MART.
(2) 2023 includes our $14,103,000 share of the receipt of a tenant settlement, net of legal expenses.

 Calculations of same store NOI at share, reconciliations of our net income (loss) to NOI at share, NOI at share - cash basis and FFO and the reasons we consider these non-GAAP financial measures useful are provided in the following pages of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Dividends/Share Repurchase Program

On December 5, 2023, Vornado's Board of Trustees declared a dividend of $0.30 per common share. Together with the $0.375 per share common dividend already paid in the first quarter of 2023, this resulted in an aggregate 2023 common dividend of $0.675 per common share. We anticipate that our common share dividend policy for 2024 will be to pay one common share dividend in the fourth quarter.

On April 26, 2023, our Board of Trustees authorized the repurchase of up to $200,000,000 of our outstanding common shares under a newly established share repurchase program.

During the year ended December 31, 2023, we repurchased 2,024,495 common shares for $29,143,000 at an average price per share of $14.40. As of December 31, 2023, $170,857,000 remained available and authorized for repurchases.

350 Park Avenue

On January 24, 2023, we and the Rudin family ("Rudin") completed agreements with Citadel Enterprise Americas LLC ("Citadel") and with an affiliate of Kenneth C. Griffin, Citadel's Founder and CEO ("KG"), for a series of transactions relating to 350 Park Avenue and 40 East 52nd Street.

Pursuant to the agreements, Citadel master leases 350 Park Avenue, a 585,000 square foot Manhattan office building, on an "as is" basis for ten years, with an initial annual net rent of $36,000,000. Per the terms of the lease, no tenant allowance or free rent was provided. Citadel has also master leased Rudin's adjacent property at 40 East 52nd Street (390,000 square feet).

In addition, we entered into a joint venture with Rudin (the "Vornado/Rudin JV") which was formed to purchase 39 East 51st Street. Upon formation of the KG joint venture described below, 39 East 51st Street will be combined with 350 Park Avenue and 40 East 52nd Street to create a premier development site (collectively, the "Site"). On June 20, 2023, the Vornado/Rudin JV completed the purchase of 39 East 51st Street for $40,000,000, which was funded on a 50/50 basis by Vornado and Rudin.

From October 2024 to June 2030, KG will have the option to either:

• acquire a 60% interest in a joint venture with the Vornado/Rudin JV that would value the Site at $1.2 billion ($900,000,000 to Vornado and $300,000,000 to Rudin) and build a new 1,700,000 square foot office tower (the "Project") pursuant to East Midtown Subdistrict zoning with the Vornado/Rudin JV as developer. KG would own 60% of the joint venture and the Vornado/Rudin JV would own 40% (with Vornado owning 36% and Rudin owning 4% of the joint venture along with a $250,000,000 preferred equity interest in the Vornado/Rudin JV).

  ◦ at the joint venture formation, Citadel or its affiliates will execute a pre-negotiated 15-year anchor lease with renewal options for approximately 850,000 square feet (with expansion and contraction rights) at the Project for its primary office in New York City;
  ◦ the rent for Citadel's space will be determined by a formula based on a percentage return (that adjusts based on the actual cost of capital) on the total Project cost;
  ◦ the master leases will terminate at the scheduled commencement of demolition;

• or, exercise an option to purchase the Site for $1.4 billion ($1.085 billion to Vornado and $315,000,000 to Rudin), in which case the Vornado/Rudin JV would not participate in the new development.

Further, the Vornado/Rudin JV will have the option from October 2024 to September 2030 to put the Site to KG for $1.2 billion ($900,000,000 to Vornado and $300,000,000 to Rudin). For ten years following any put option closing, unless the put option is exercised in response to KG's request to form the joint venture or KG makes a $200,000,000 termination payment, the Vornado/Rudin JV will have the right to invest in a joint venture with KG on the terms described above if KG proceeds with development of the Site.

Overview - continued

Sunset Pier 94 Studios Joint Venture

On August 28, 2023, we, together with Hudson Pacific Properties and Blackstone Inc., formed a joint venture ("Pier 94 JV") to develop a 266,000 square foot purpose-built studio campus at Pier 94 in Manhattan ("Sunset Pier 94 Studios"). In connection therewith:

- We contributed our Pier 94 leasehold interest to the joint venture in exchange for a 49.9% common equity interest and an initial capital account of $47,944,000, comprised of (i) the $40,000,000 value of our Pier 94 leasehold interest contribution and (ii) a $7,994,000 credit for pre-development costs incurred. Hudson Pacific Properties ("HPP") and Blackstone Inc. (together, "HPP/BX") received an aggregate 50.1% common equity interest in Pier 94 JV and an initial capital account of $22,976,000 in exchange for (i) a $15,000,000 cash contribution upon the joint venture's formation and (ii) a $7,976,000 credit for pre-development costs incurred. HPP/BX will fund 100% of cash contributions until such time that its capital account is equal to Vornado's, after which equity will be funded in accordance with each partner's respective ownership interest.

- The lease of Pier 94 with the City of New York was amended and restated to allow for the contribution to Pier 94 JV and to remove Pier 92 from the lease's demised premises. The amended and restated lease expires in 2060 with five 10-year renewal options.

- Pier 94 JV closed on a $183,200,000 construction loan facility ($100,000 outstanding as of December 31, 2023) which bears interest at SOFR plus 4.75% and matures in September 2025, with one one-year as-of-right extension option and two one-year extension options subject to certain conditions. VRLP and the other partners provided a joint and several completion guarantee.

The development cost of the project is estimated to be $350,000,000, which will be funded with $183,200,000 of construction financing (described above) and $166,800,000 of equity contributions. Our share of equity contributions will be funded by (i) our $40,000,000 Pier 94 leasehold interest contribution and (ii) $34,000,000 of cash contributions, which are net of an estimated $9,000,000 for our share of development fees and reimbursement for overhead costs incurred by us.

Upon contribution of the Pier 94 leasehold, we recognized a $35,968,000 net gain primarily due to the step-up of our retained investment in the leasehold interest to fair value. The net gain was included in "net gains on disposition of wholly owned and partially owned assets" on our consolidated statements of income for the year ended December 31, 2023.

Dispositions

Alexander's

On May 19, 2023, Alexander's completed the sale of the Rego Park III land parcel, located in Queens, New York, for $71,060,000, inclusive of consideration for Brownfield tax benefits and reimbursement of costs for plans, specifications and improvements to date. As a result of the sale, we recognized our $16,396,000 share of the net gain and received a $711,000 sales commission from Alexander's, of which $250,000 was paid to a third-party broker.

The Armory Show

On July 3, 2023, we completed the sale of The Armory Show, located in New York, for $24,410,000, subject to certain post-closing adjustments, and realized net proceeds of $22,489,000. In connection with the sale, we recognized a net gain of $20,181,000 which is included in "net gains on disposition of wholly owned and partially owned assets" on our consolidated statements of income.

Manhattan Retail Properties Sale

On August 10, 2023, we completed the sale of four Manhattan retail properties located at 510 Fifth Avenue, 148–150 Spring Street, 443 Broadway and 692 Broadway for $100,000,000 and realized net proceeds of $95,450,000. In connection with the sale, we recognized an impairment loss of $625,000 which is included in "impairment losses, transaction related costs and other" on our consolidated statements of income.

220 Central Park South

During the year ended December 31, 2023, we closed on the sale of two condominium units at 220 CPS for net proceeds of $24,484,000 resulting in a financial statement net gain of $14,127,000 which is included in "net gains on disposition of wholly owned and partially owned assets" on our consolidated statements of income. In connection with these sales, $2,168,000 of income tax expense was recognized on our consolidated statements of income.

Overview - continued

Financings

150 West 34th Street Loan Participation

On January 9, 2023, our $105,000,000 participation in the $205,000,000 mortgage loan on 150 West 34th Street was repaid, which reduced "other assets" and "mortgages payable, net" on our consolidated balance sheets by $105,000,000.

On October 4, 2023, we completed a $75,000,000 refinancing of 150 West 34th Street, of which $25,000,000 is recourse to the Operating Partnership. The interest-only loan bears a rate of SOFR plus 2.15% and matures in February 2025, with three one-year as-of-right extension options and an additional one-year extension option available subject to satisfying a loan-to-value test. The interest rate on the loan is subject to an interest rate cap arrangement with a SOFR strike rate of 5.00%, which matures in February 2026. The loan replaces the previous $100,000,000 loan, which bore interest at SOFR plus 1.86%.

697-703 Fifth Avenue (Fifth Avenue and Times Square JV)

On June 14, 2023, the Fifth Avenue and Times Square JV completed a restructuring of the 697-703 Fifth Avenue $421,000,000 non-recourse mortgage loan, which matured in December 2022. The restructured $355,000,000 loan, which had its principal reduced through an application of property-level reserves and funds from the partners, was split into (i) a $325,000,000 senior note, which bears interest at SOFR plus 2.00%, and (ii) a $30,000,000 junior note, which accrues interest at a fixed rate of 4.00%. The restructured loan matures in June 2025, with two one-year and one nine-month as-of-right extension options (March 2028, as fully extended). Any amounts funded for future re-leasing of the property will be senior to the $30,000,000 junior note.

512 West 22nd Street

On June 28, 2023, a joint venture, in which we have a 55% interest, completed a $129,250,000 refinancing of 512 West 22nd Street, a 173,000 square foot Manhattan office building. The interest-only loan bears a rate of SOFR plus 2.00% in year one and SOFR plus 2.35% thereafter. The loan matures in June 2025 with a one-year extension option subject to debt service coverage ratio, loan-to-value and debt yield requirements. The loan replaces the previous $137,124,000 loan that bore interest at LIBOR plus 1.85% and had an initial maturity of June 2023. In addition, the joint venture entered into the interest rate cap arrangement detailed in the table on the following page.

825 Seventh Avenue

On July 24, 2023, a joint venture, in which we have a 50% interest, completed a $54,000,000 refinancing of the office condominium of 825 Seventh Avenue, a 173,000 square foot Manhattan office and retail building. The interest-only loan bears a rate of SOFR plus 2.75%, with a 30 basis point reduction available upon satisfaction of certain leasing conditions, and matures in January 2026. The loan replaces the previous $60,000,000 loan that bore interest at LIBOR plus 2.35% and was scheduled to mature in July 2023.

Overview - continued

Financings - continued

Interest Rate Swap and Cap Arrangements

We entered into the following interest rate swap and cap arrangements during the year ended December 31, 2023. See page 58, Part II, Item 7A, Quantitative and Qualitative Disclosures About Market Risk - Derivatives and Hedging, in this Annual Report on Form 10-K for further information on our hedging instruments.

(Amounts in thousands)	Notional Amount (at share)	All-In Swapped Rate	Expiration Date	Variable Rate Spread
Interest rate swaps:				
555 California Street (effective 05/24)	$ 840,000	6.03%	05/26	S+205
PENN 11 (effective 03/24)[(1)]	250,000	6.34%	10/25	S+206
Unsecured term loan[(2)]	150,000	5.12%	07/25	S+129
		Index Strike Rate		
Interest rate caps:				
1290 Avenue of the Americas (70.0% interest)[(3)]	$ 665,000	1.00%	11/25	S+162
One Park Avenue (effective 3/24)	525,000	3.89%	03/25	S+122
640 Fifth Avenue (52.0% interest)	259,925	4.00%	05/24	S+111
731 Lexington Avenue office condominium (32.4% interest)	162,000	6.00%	06/24	Prime + 0
150 West 34th Street	75,000	5.00%	02/26	S+215
512 West 22nd Street (55.0% interest)	71,088	4.50%	06/25	S+200

____

(1) The $500,000 mortgage loan is currently subject to a $500,000 interest rate swap with an all-in swapped rate of 2.22% and expires in March 2024. In January 2024, we entered into a forward swap arrangement for the remaining $250,000 balance of the $500,000 PENN 11 mortgage loan which is effective upon the March 2024 expiration of the current in-place swap. Together with the forward swap above, the loan will bear interest at an all-in swapped rate of 6.28% effective March 2024 through October 2025.

(2) In addition to the swap disclosed above, the unsecured term loan, which matures in December 2027, is subject to various interest rate swap arrangements that were entered into in prior periods.

(3) In connection with the arrangement, we made a $63,100 up-front payment, of which $18,930 is attributable to noncontrolling interests. See Note 9 - *Debt* in Part II, Item 8 of this Annual Report on Form 10-K for details.

Leasing Activity For the Year Ended December 31, 2023

The leasing activity and related statistics below are based on leases signed during the period and are not intended to coincide with the commencement of rental revenue in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Second generation relet space represents square footage that has not been vacant for more than nine months and tenant improvements and leasing commissions are based on our share of square feet leased during the period.

- 2,133,000 square feet of New York Office space (1,661,000 square feet at share) at an initial rent of $98.66 per square foot and a weighted average lease term of 10.0 years. The changes in the GAAP and cash mark-to-market rent on the 1,476,000 square feet of second generation space were positive 6.2% and negative 2.0%, respectively. Tenant improvements and leasing commissions were $7.44 per square foot per annum, or 7.5% of initial rent.
- 299,000 square feet of New York Retail space (239,000 square feet at share) at an initial rent of $118.47 per square foot and a weighted average lease term of 6.5 years. The changes in the GAAP and cash mark-to-market rent on the 131,000 square feet of second generation space were positive 20.7% and positive 18.8%, respectively. Tenant improvements and leasing commissions were $21.90 per square foot per annum, or 18.5% of initial rent.
- 337,000 square feet at THE MART (332,000 square feet at share) at an initial rent of $52.97 per square foot and a weighted average lease term of 7.2 years. The changes in the GAAP and cash mark-to-market rent on the 244,000 square feet of second generation space were negative 3.3% and negative 7.8%, respectively. Tenant improvements and leasing commissions were $11.44 per square foot per annum, or 21.6% of initial rent.
- 10,000 square feet at 555 California Street (7,000 square feet at share) at an initial rent of $134.70 per square foot and a weighted average lease term of 5.9 years. The changes in the GAAP and cash mark-to-market rent on the 4,000 square feet of second generation space were positive 12.8% and positive 2.4%, respectively. Tenant improvements and leasing commissions were $22.92 per square foot per annum, or 17.0% of initial rent.

Overview - continued

Square footage (in service) and Occupancy as of December 31, 2023

(Square feet in thousands)

	Number of properties	Square Feet (in service)		Occupancy %
		Total Portfolio	Our Share	
New York:				
Office	30 (1)	18,699	16,001	90.7%
Retail (includes retail properties that are in the base of our office properties)	50 (1)	2,123	1,684	74.9%
Residential - 1,974 units(2)	5 (1)	1,479	745	96.8% (2)
Alexander's	5	2,331	755	92.6% (2)
		24,632	19,185	89.4%
Other:				
THE MART	3	3,688	3,679	79.2%
555 California Street	3	1,819	1,274	94.5%
Other	11	2,537	1,202	91.9%
		8,044	6,155	
Total square feet as of December 31, 2023		32,676	25,340	

See notes below.

Square footage (in service) and Occupancy as of December 31, 2022

(Square feet in thousands)

	Number of properties	Square Feet (in service)		Occupancy %
		Total Portfolio	Our Share	
New York:				
Office	30 (1)	18,724	16,028	91.9 %
Retail (includes retail properties that are in the base of our office properties)	56 (1)	2,289	1,851	74.4 %
Residential - 1,976 units(2)	6 (1)	1,499	766	96.7 % (2)
Alexander's	6	2,241	726	96.4 % (2)
		24,753	19,371	90.4%
Other:				
THE MART	4	3,635	3,626	81.6 %
555 California Street	3	1,819	1,273	94.7 %
Other	11	2,532	1,197	92.6 %
		7,986	6,096	
Total square feet as of December 31, 2022		32,739	25,467	

(1) Reflects the Office, Retail and Residential space within our 65 and 71 total New York properties as of December 31, 2023 and 2022, respectively.
(2) The Alexander Apartment Tower (312 units) is reflected in Residential unit count and occupancy.

Critical Accounting Estimates

In preparing the consolidated financial statements we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Below is a summary of the critical accounting estimates used in the preparation of our consolidated financial statements. A discussion of our accounting policies is included in Note 2 - *Basis of Presentation and Significant Accounting Policies* to our consolidated financial statements in this Annual Report on Form 10-K.

Acquisitions of Real Estate

Upon the acquisition of real estate, we assess whether the transaction should be accounted for as an asset acquisition or as a business combination. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. Our acquisitions of real estate generally will not meet the definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related identified intangible assets).

We assess the fair value of acquired assets (including land, buildings and improvements, identified intangibles, such as acquired above and below-market leases, acquired in-place leases and tenant relationships) and acquired liabilities and we allocate the purchase price on a relative fair value basis. We assess fair value based on estimated cash flow projections based on a number of factors such as historical operating results, known trends, and market/economic conditions and make key assumptions regarding the discount and capitalization rates used in our analyses. The use of different assumptions to value the acquired properties and allocate value between land and building could affect the revenues recognized over the terms of the leases at our properties and the expenses recognized over the property's estimated remaining useful life on our consolidated statements of income.

Impairment Analyses for Investments in Real Estate and Unconsolidated Partially Owned Entities

Our investments in consolidated properties, including any related right-of-use assets and intangible assets, and unconsolidated partially owned entities are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For our unconsolidated partially owned entities, we consider various qualitative factors to determine if a decrease in the value of our investment is other-than-temporary during our intended holding period. Assessing impairment can be complex and involves a high degree of subjectivity in determining if impairment indicators are present and in estimating the future undiscounted cash flows or the fair value of an asset. In particular, these estimates are sensitive to significant assumptions, including the estimation of future rental revenues, operating expenses, capital expenditures, discount rates and capitalization rates and our intent and ability to hold the related asset, all of which could be affected by our expectations about future market or economic conditions. These estimates can have a significant impact on the undiscounted cash flows or estimated fair value of an asset and could thereby affect the value of our real estate investments on our consolidated balance sheets as well as any potential impairment losses recognized on our consolidated statements of income.

During the year ended December 31, 2023, we recognized an aggregate $95,465,000 of impairment losses directly attributable to decreases in the value of depreciable real estate held by certain wholly owned and partially owned entities, of which $22,176,000 was attributable to noncontrolling interests. See Note 5 - *Investments in Partially Owned Entities* and Note 15 - *Fair Value Measurements* to our consolidated financial statements in this Annual Report on Form 10-K for further details.

Impairment analyses are based on information available at the time the analyses are prepared. Estimates of future cash flows are subjective and are based, in part, on assumptions regarding future rental revenues, operating expenses, capital expenditures, discount rates and capitalization rates which could differ materially from actual results.

Collectability Assessments for Revenue Recognition

We evaluate on an individual lease basis whether it is probable that we will collect substantially all amounts due from our tenants and recognize changes in the collectability assessment of our operating leases as adjustments to rental revenue. Management exercises judgment in assessing collectability of tenant receivables and considers payment history, current credit status, publicly available information about the financial condition of the tenant, and other factors. Our assessment of the collectability of tenant receivables can have a significant impact on the rental revenue recognized in our consolidated statements of income.

Recent Accounting Pronouncements

See Note 2 – *Basis of Presentation and Significant Accounting Policies* to our consolidated financial statements in this Annual Report on Form 10-K for a discussion concerning recent accounting pronouncements.

NOI At Share by Segment for the Years Ended December 31, 2023 and 2022

NOI at share represents total revenues less operating expenses including our share of partially owned entities. NOI at share - cash basis represents NOI at share adjusted to exclude straight-line rental income and expense, amortization of acquired below and above market leases, accruals for ground rent resets yet to be determined, and other non-cash adjustments. We consider NOI at share - cash basis to be the primary non-GAAP financial measure for making decisions and assessing the unlevered performance of our segments as it relates to the total return on assets as opposed to the levered return on equity. As properties are bought and sold based on NOI at share - cash basis, we utilize this measure to make investment decisions as well as to compare the performance of our assets to that of our peers. NOI at share and NOI at share - cash basis should not be considered alternatives to net income or cash flow from operations and may not be comparable to similarly titled measures employed by other companies.

Below is a summary of NOI at share and NOI at share - cash basis by segment for the years ended December 31, 2023 and 2022.

(Amounts in thousands)	For the Year Ended December 31, 2023					
		Total		New York		Other
Total revenues	$	1,811,163	$	1,452,158	$	359,005
Operating expenses		(905,158)		(733,478)		(171,680)
NOI - consolidated		906,005		718,680		187,325
Deduct: NOI attributable to noncontrolling interests in consolidated subsidiaries		(48,553)		(15,547)		(33,006)
Add: NOI from partially owned entities		285,761		274,436		11,325
NOI at share		1,143,213		977,569		165,644
Non-cash adjustments for straight-line rents, amortization of acquired below-market leases, net and other		(3,377)		(7,700)		4,323
NOI at share - cash basis	$	1,139,836	$	969,869	$	169,967

(Amounts in thousands)	For the Year Ended December 31, 2022					
		Total		New York		Other
Total revenues	$	1,799,995	$	1,449,442	$	350,553
Operating expenses		(873,911)		(716,148)		(157,763)
NOI - consolidated		926,084		733,294		192,790
Deduct: NOI attributable to noncontrolling interests in consolidated subsidiaries		(70,029)		(45,566)		(24,463)
Add: NOI from partially owned entities		305,993		293,780		12,213
NOI at share		1,162,048		981,508		180,540
Non-cash adjustments for straight-line rents, amortization of acquired below-market leases, net and other		(10,980)		(18,509)		7,529
NOI at share - cash basis	$	1,151,068	$	962,999	$	188,069

NOI At Share by Segment for the Years Ended December 31, 2023 and 2022 - continued

The elements of our New York and Other NOI at share for the years ended December 31, 2023 and 2022 are summarized below.

(Amounts in thousands)	For the Year Ended December 31,	
	2023	**2022**
New York:		
Office	$ 727,000	$ 718,686
Retail	188,561	205,753
Residential	21,910	19,600
Alexander's	40,098	37,469
Total New York	977,569	981,508
Other:		
THE MART[1]	61,519	96,906
555 California Street[2]	82,965	65,692
Other investments	21,160	17,942
Total Other	165,644	180,540
NOI at share	$ 1,143,213	$ 1,162,048

See notes below.

The elements of our New York and Other NOI at share - cash basis for the years ended December 31, 2023 and 2022 are summarized below.

(Amounts in thousands)	For the Year Ended December 31,	
	2023	**2022**
New York:		
Office	$ 726,914	$ 715,407
Retail	180,932	188,846
Residential	20,588	18,214
Alexander's	41,435	40,532
Total New York	969,869	962,999
Other:		
THE MART[1]	62,579	101,912
555 California Street[2]	85,819	67,813
Other investments	21,569	18,344
Total Other	169,967	188,069
NOI at share - cash basis	$ 1,139,836	$ 1,151,068

[1] 2022 includes prior period accrual adjustment related to changes in the tax-assessed value of THE MART.
[2] 2023 includes our $14,103 share of the receipt of a tenant settlement, net of legal expenses.

NOI At Share by Segment for the Years Ended December 31, 2023 and 2022 - continued

Reconciliation of Net Income (Loss) to NOI At Share and NOI At Share - Cash Basis for the Years Ended December 31, 2023 and 2022

Below is a reconciliation of net income (loss) to NOI at share and NOI at share - cash basis for the years ended December 31, 2023 and 2022.

(Amounts in thousands)	For the Year Ended December 31,	
	2023	2022
Net income (loss)	$ 32,888	$ (382,612)
Depreciation and amortization expense	434,273	504,502
General and administrative expense	162,883	133,731
Impairment losses, transaction related costs and other	50,691	31,722
(Income) loss from partially owned entities	(38,689)	461,351
Income from real estate fund investments	(1,590)	(3,541)
Interest and other investment income, net	(41,697)	(19,869)
Interest and debt expense	349,223	279,765
Net gains on disposition of wholly owned and partially owned assets	(71,199)	(100,625)
Income tax expense	29,222	21,660
NOI from partially owned entities	285,761	305,993
NOI attributable to noncontrolling interests in consolidated subsidiaries	(48,553)	(70,029)
NOI at share	1,143,213	1,162,048
Non-cash adjustments for straight-line rents, amortization of acquired below-market leases, net, and other	(3,377)	(10,980)
NOI at share - cash basis	$ 1,139,836	$ 1,151,068

NOI At Share by Region[1]

	For the Year Ended December 31,	
	2023	2022
Region:		
New York metropolitan area	88%	86%
Chicago, IL	6%	8%
San Francisco, CA[1]	6%	6%
	100%	100%

_____

(1) 2023 excludes our $14,103,000 share of the receipt of tenant settlement, net of legal expenses.

Results of Operations – Year Ended December 31, 2023 Compared to December 31, 2022

Revenues

Our revenues were $1,811,163,000 for the year ended December 31, 2023 compared to $1,799,995,000 in the prior year, an increase of $11,168,000. Below are the details of the increase by segment:

(Amounts in thousands)

(Decrease) increase due to:		Total		New York		Other
Rental revenues:						
Acquisitions, dispositions and other	$	(42,082)	$	(30,417)	$	(11,665)
Development and redevelopment		3,855		3,855		—
Trade shows		(223)		—		(223)
Same store operations		38,251		16,198		22,053 (1)
		(199)		(10,364)		10,165
Fee and other income:						
BMS cleaning fees		4,264		5,078		(814)
Management and leasing fees		2,001		1,974		27
Other income		5,102		6,028		(926)
		11,367		13,080		(1,713)
Total increase in revenues	$	11,168	$	2,716	$	8,452

See notes below.

Expenses

Our expenses were $1,565,167,000 for the year ended December 31, 2023 compared to $1,534,249,000 in the prior year, an increase of $30,918,000. Below are the details of the increase (decrease) by segment:

(Amounts in thousands)

(Decrease) increase due to:		Total		New York		Other
Operating:						
Acquisitions, dispositions and other	$	(22,050)	$	(12,709)	$	(9,341)
Development and redevelopment		5,048		5,048		—
Non-reimbursable expenses		2,957		2,957		—
Trade shows		612		—		612
BMS expenses		4,831		5,645		(814)
Same store operations		39,849		16,389		23,460 (2)
		31,247		17,330		13,917
Depreciation and amortization:						
Acquisitions, dispositions and other		(77,474)		(77,474)		—
Development and redevelopment		287		287		—
Same store operations		6,958		4,971		1,987
		(70,229)		(72,216)		1,987
General and administrative		29,152 (3)		4,014		25,138
Expense from deferred compensation plan liability		21,779		—		21,779
Impairment losses, transaction related costs and other		18,969		27,475 (4)		(8,506)
Total increase (decrease) in expenses	$	30,918	$	(23,397)	$	54,315

_____

(1) 2023 includes the receipt of a $21,350 tenant settlement, of which $6,405 is attributable to noncontrolling interests.

(2) 2022 includes prior period accrual adjustments related to changes in the tax-assessed value of THE MART.

(3) Primarily due to non-cash expense related to the June 2023 equity compensation grant. See Note 12 - *Stock-based Compensation* in Part II, Item 8 of this Annual Report on Form 10-K for details.

(4) Primarily due to non-cash impairment losses ($45,007 in 2023 and $19,098 in 2022).

Results of Operations – Year Ended December 31, 2023 Compared to December 31, 2022 - continued

Income (Loss) from Partially Owned Entities

Below are the components of income (loss) from partially owned entities.

(Amounts in thousands)	Percentage Ownership as of December 31, 2023	For the Year Ended December 31,	
		2023	2022
Our share of net income (loss):			
Fifth Avenue and Times Square JV:			
Equity in net income[1]	51.5%	$ 35,209	$ 55,248
Return on preferred equity, net of our share of the expense		37,416	37,416
Non-cash impairment loss		—	(489,859)
		72,625	(397,195)
Partially owned office buildings[2][3]	Various	(73,589)	(110,261)
Alexander's Inc.[4]	32.4%	37,075	22,973
Other equity method investments[3][5]	Various	2,578	23,132
		$ 38,689	$ (461,351)

_____

(1) 2023 includes (i) a $5,120 accrual of default interest which was forgiven by the lender as part of the restructuring of the 697-703 Fifth Avenue loan and is amortized over the remaining term of the restructured loan, reducing future interest expense and (ii) lower income from lease renewals at 697-703 Fifth Avenue and 666 Fifth Avenue, partially offset by a decrease in our share of depreciation and amortization expense compared to the prior year, primarily resulting from non-cash impairment losses recognized in prior periods.

(2) Includes interests in 280 Park Avenue, 650 Madison Avenue, 7 West 34th Street, 512 West 22nd Street, 61 Ninth Avenue, 85 Tenth Avenue and others.

(3) In 2023 and 2022, we recognized $50,458 and $93,353, respectively, of impairment losses.

(4) On May 19, 2023, Alexander's completed the sale of the Rego Park III land parcel for $71,060. As a result of the sale, we recognized our $16,396 share of the net gain and received a $711 sales commission from Alexander's, of which $250 was paid to a third-party broker.

(5) Includes interests in Independence Plaza, Rosslyn Plaza and others. 2022 includes $17,185 of net gains from dispositions of two investments.

Income from Real Estate Fund Investments

Below is a summary of income from the Vornado Capital Partners Real Estate Fund ("the Fund") and the Crowne Plaza Times Square Hotel Joint Venture.

(Amounts in thousands)	For the Year Ended December 31,	
	2023	2022
Previously recorded unrealized loss on exited investments	$ 247,575	$ 59,396
Net realized loss on exited investments	(245,714)	(54,255)
Net investment (loss) income	(271)	6,130
Net unrealized loss on held investments	—	(7,730)
Income from real estate fund investments	1,590	3,541
Less loss (income) attributable to noncontrolling interests in consolidated subsidiaries	12,789	(1,870)
Income from real estate fund investments net of noncontrolling interests in consolidated subsidiaries	$ 14,379	$ 1,671

Interest and Other Investment Income, net

The following table sets forth the details of interest and other investment income, net.

(Amounts in thousands)	For the Year Ended December 31,	
	2023	2022
Interest on cash and cash equivalents and restricted cash	$ 44,786	$ 7,553
Credit losses on investments	(8,269)	—
Amortization of discount on investments in U.S. Treasury bills	3,829	7,075
Interest on loans receivable	1,351	5,006
Other, net	—	235
	$ 41,697	$ 19,869

Results of Operations – Year Ended December 31, 2023 Compared to December 31, 2022 - continued

Interest and Debt Expense

Interest and debt expense was $349,223,000 for the year ended December 31, 2023, compared to $279,765,000 in the prior year, an increase of $69,458,000. This was primarily due to (i) $98,348,000 of higher interest expense resulting from higher average interest rates on our debt, partially offset by (ii) $23,977,000 of higher capitalized interest and debt expense.

Net Gains on Disposition of Wholly Owned and Partially Owned Assets

Net gains on disposition of wholly owned and partially owned assets of $71,199,000 for the year ended December 31, 2023, primarily consists of (i) $35,968,000 upon contribution of our Pier 94 leasehold to Pier 94 JV primarily due to the step-up of our retained investment in the leasehold interest to fair value, (ii) $20,181,000 from the sale of The Armory Show, and (iii) $14,127,000 from the sale of two condominium units at 220 CPS. Net gains on disposition of wholly owned and partially owned assets of $100,625,000 for the year ended December 31, 2022, primarily consists of (i) $41,874,000 from the sale of three condominium units and ancillary amenities at 220 CPS, (ii) $31,876,000 from the sale of 40 Fulton Street, (iii) $15,213,000 from the sale of Center Building located at 33-00 Northern Boulevard in Long Island City, New York, (iv) $13,613,000 from the refund of New York City real property transfer tax paid in connection with the April 2019 Fifth Avenue and Times Square JV transaction, and (v) $2,919,000 from the sale of 484-486 Broadway.

Income Tax Expense

Income tax expense was $29,222,000 for the year ended December 31, 2023, compared to $21,660,000 in the prior year, an increase of $7,562,000. This was primarily due to higher income tax expense incurred by our taxable REIT subsidiaries.

Net Loss Attributable to Noncontrolling Interests in Consolidated Subsidiaries

Net loss attributable to noncontrolling interests in consolidated subsidiaries was $75,967,000 for the year ended December 31, 2023, compared to $5,737,000 in the prior year, an increase of $70,230,000. This resulted primarily from the allocation of the impairment loss recognized on 606 Broadway and an increase in losses allocated to the redeemable noncontrolling interest in the Farley joint venture and the noncontrolling interests of Vornado Capital Partners Real Estate Fund.

Same Store Net Operating Income At Share

Same store NOI at share represents NOI at share from operations which are in service in both the current and prior year reporting periods. Same store NOI at share - cash basis is same store NOI at share adjusted to exclude straight-line rental income and expense, amortization of acquired below and above market leases, accruals for ground rent resets yet to be determined, and other non-cash adjustments. We present these non-GAAP measures to (i) facilitate meaningful comparisons of the operational performance of our properties and segments, (ii) make decisions on whether to buy, sell or refinance properties, and (iii) compare the performance of our properties and segments to those of our peers. Same store NOI at share and same store NOI at share - cash basis should not be considered alternatives to net income or cash flow from operations and may not be comparable to similarly titled measures employed by other companies.

Below are reconciliations of NOI at share to same store NOI at share for our New York segment, THE MART, 555 California Street and other investments for the year ended December 31, 2023 compared to December 31, 2022.

(Amounts in thousands)	Total	New York	THE MART	555 California Street	Other
NOI at share for the year ended December 31, 2023	$ 1,143,213	$ 977,569	$ 61,519	$ 82,965	$ 21,160
Less NOI at share from:					
Dispositions	(1,270)	(1,556)	286	—	—
Development properties	(26,748)	(26,748)	—	—	—
Other non-same store (income) expense, net	(20,399)	761	—	—	(21,160)
Same store NOI at share for the year ended December 31, 2023	$ 1,094,796	$ 950,026	$ 61,805	$ 82,965	$ —
NOI at share for the year ended December 31, 2022	$ 1,162,048	$ 981,508	$ 96,906	$ 65,692	$ 17,942
Less NOI at share from:					
Dispositions	(15,205)	(13,158)	(2,047)	—	—
Development properties	(24,088)	(24,088)	—	—	—
Other non-same store income, net	(32,838)	(14,896)	—	—	(17,942)
Same store NOI at share for the year ended December 31, 2022	$ 1,089,917	$ 929,366	$ 94,859	$ 65,692	$ —
Increase (decrease) in same store NOI at share	$ 4,879	$ 20,660	$ (33,054)	$ 17,273	$ —
% increase (decrease) in same store NOI at share	0.4 %	2.2 %	(34.8)%	26.3 %	— %

Results of Operations – Year Ended December 31, 2023 Compared to December 31, 2022 - continued

Same Store Net Operating Income At Share - continued

Below are reconciliations of NOI at share - cash basis to same store NOI at share - cash basis for our New York segment, THE MART, 555 California Street and other investments for the year ended December 31, 2023 compared to December 31, 2022.

(Amounts in thousands)	Total	New York	THE MART	555 California Street	Other
NOI at share - cash basis for the year ended December 31, 2023	$ 1,139,836	$ 969,869	$ 62,579	$ 85,819	$ 21,569
Less NOI at share - cash basis from:					
Dispositions	(1,793)	(2,016)	223	—	—
Development properties	(23,661)	(23,661)	—	—	—
Other non-same store income, net	(29,547)	(7,978)	—	—	(21,569)
Same store NOI at share - cash basis for the year ended December 31, 2023	$ 1,084,835	$ 936,214	$ 62,802	$ 85,819	$ —
NOI at share - cash basis for the year ended December 31, 2022	$ 1,151,068	$ 962,999	$ 101,912	$ 67,813	$ 18,344
Less NOI at share - cash basis from:					
Dispositions	(15,122)	(13,256)	(1,866)	—	—
Development properties	(23,567)	(23,567)	—	—	—
Other non-same store income, net	(33,665)	(15,321)	—	—	(18,344)
Same store NOI at share - cash basis for the year ended December 31, 2022	$ 1,078,714	$ 910,855	$ 100,046	$ 67,813	$ —
Increase (decrease) in same store NOI at share - cash basis	$ 6,121	$ 25,359	$ (37,244)	$ 18,006	$ —
% increase (decrease) in same store NOI at share - cash basis	0.6 %	2.8 %	(37.2)%	26.6 %	— %

Related Party Transactions

See Note 22 - *Related Party Transactions* to our consolidated financial statements in this Annual Report on Form 10-K for a discussion concerning related party transactions.

Liquidity and Capital Resources

Our cash requirements include property operating expenses, capital improvements, tenant improvements, debt service, leasing commissions, dividends to our shareholders, distributions to unitholders of the Operating Partnership, as well as acquisition and development and redevelopment costs. The sources of liquidity to fund these cash requirements include rental revenue, which is our primary source of cash flow and is dependent upon the occupancy and rental rates of our properties; proceeds from debt financings, including mortgage loans, senior unsecured borrowings, unsecured term loans and unsecured revolving credit facilities; proceeds from the issuance of common and preferred equity; and asset sales.

As of December 31, 2023, we have $3.2 billion of liquidity comprised of $1.3 billion of cash and cash equivalents and restricted cash and $1.9 billion available on our $2.5 billion revolving credit facilities. The ongoing challenges posed by increased interest rates and the effects of inflation could adversely impact our cash flow from continuing operations but we anticipate that cash flow from continuing operations over the next twelve months together with cash balances on hand will be adequate to fund our business operations, cash distributions to unitholders of the Operating Partnership, cash dividends to our shareholders, debt amortization and recurring capital expenditures. Capital requirements for development and redevelopment expenditures and acquisitions may require funding from borrowings, equity offerings and/or asset sales.

We may from time to time repurchase or retire our outstanding debt securities or repurchase or redeem our equity securities. Such purchases, if any, will depend on prevailing market conditions, liquidity requirements and other factors. The amounts involved in connection with these transactions could be material to our consolidated financial statements.

On April 26, 2023, our Board of Trustees authorized the repurchase of up to $200,000,000 of our outstanding common shares under a newly established share repurchase program. As of December 31, 2023, $170,857,000 remained available and authorized for repurchases.

Summary of Cash Flows

Cash and cash equivalents and restricted cash was $1,261,584,000 as of December 31, 2023, a $240,427,000 increase from the balance as of December 31, 2022.

Our cash flow activities are summarized as follows:

(Amounts in thousands)	For the Year Ended December 31,				(Decrease) Increase in Cash Flow	
		2023		2022		
Net cash provided by operating activities	$	648,152	$	798,944	$	(150,792)
Net cash used in investing activities		(128,788)		(906,864)		778,076
Net cash used in financing activities		(278,937)		(801,274)		522,337
	$	240,427	$	(909,194)	$	1,149,621

Operating Activities

Net cash provided by operating activities primarily consists of cash inflows from rental revenues and operating distributions from our unconsolidated partially owned entities less cash outflows for property expenses, general and administrative expenses and interest expense. For the year ended December 31, 2023, net cash provided by operating activities of $648,152,000 was comprised of $673,731,000 of cash from operations, including distributions of income from partially owned entities of $172,873,000 and return of capital from real estate fund investments of $1,861,000, and a net decrease of $25,579,000 in cash due to the timing of cash receipts and payments related to changes in operating assets and liabilities.

Liquidity and Capital Resources - continued

Summary of Cash Flows - continued

Investing Activities

Net cash flow used in investing activities is impacted by the timing and extent of our development, capital improvement, acquisition and disposition activities during the year.

The following table details the net cash used in investing activities:

(Amounts in thousands)	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	Increase (Decrease) in Cash Flow
Development costs and construction in progress	$ (552,701)	$ (737,999)	$ 185,298
Proceeds from maturities of U.S. Treasury bills	468,598	597,499	(128,901)
Additions to real estate	(211,899)	(159,796)	(52,103)
Proceeds from sales of real estate	123,519	373,264	(249,745)
Proceeds from repayment of participation in 150 West 34th Street mortgage loan	105,000	—	105,000
Investments in partially owned entities	(57,297)	(33,172)	(24,125)
Acquisitions of real estate and other	(33,145)	(3,000)	(30,145)
Proceeds from sale of condominium units at 220 Central Park South	24,484	88,019	(63,535)
Distributions of capital from partially owned entities	18,869	34,417	(15,548)
Deconsolidation of cash and restricted cash held by a previously consolidated entity	(14,216)	—	(14,216)
Purchase of U.S. Treasury bills	—	(1,066,096)	1,066,096
Net cash used in investing activities	$ (128,788)	$ (906,864)	$ 778,076

Financing Activities

Net cash flow used in financing activities is impacted by the timing and extent of issuances of debt and equity securities, distributions paid to common shareholders and unitholders of the Operating Partnership as well as principal and other repayments associated with our outstanding debt.

The following table details the net cash used in financing activities:

(Amounts in thousands)	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	Increase (Decrease) in Cash Flow
Repayments of borrowings	$ (148,000)	$ (1,251,373)	$ 1,103,373
Contributions from noncontrolling interests in consolidated subsidiaries	132,701	5,609	127,092
Dividends paid on common shares/Distributions to Vornado	(129,066)	(406,562)	277,496
Dividends paid on preferred shares/Distributions to preferred unitholders	(62,116)	(62,116)	—
Distributions to redeemable security holders and noncontrolling interests in consolidated subsidiaries	(38,970)	(84,699)	45,729
Repurchase of common shares/Class A units owned by Vornado	(29,183)	—	(29,183)
Deferred financing costs	(4,424)	(32,706)	28,282
Proceeds received from exercise of Vornado stock options and other	146	885	(739)
Repurchase of shares/Class A units related to stock compensation agreements and related tax withholdings and other	(25)	(85)	60
Proceeds from borrowings	—	1,029,773	(1,029,773)
Net cash used in financing activities	$ (278,937)	$ (801,274)	$ 522,337

Liquidity and Capital Resources - continued

Dividends

We anticipate that our common share dividend policy for 2024 will be to pay one common share dividend in the fourth quarter. If Vornado's Board of Trustees were to declare a dividend consistent with our aggregate 2023 common dividend of $0.675, the Operating Partnership would be required to distribute (i) approximately $129,000,000 of cash to Vornado for distribution to its common shareholders and (ii) $11,475,000 of cash to third party Class A unitholders. Additionally, during 2024, Vornado expects to pay approximately $62,000,000 of cash dividends on outstanding preferred shares.

Debt

We have an effective shelf registration for the offering of our equity and debt securities that is not limited in amount due to our status as a "well-known seasoned issuer." We have issued senior unsecured notes from a shelf registration statement that contain financial covenants that restrict our ability to incur debt, and that require us to maintain a level of unencumbered assets based on the level of our secured debt. Our unsecured revolving credit facilities and unsecured term loan contain financial covenants that require us to maintain minimum interest coverage and maximum debt to market capitalization ratios, and provide for increased interest rates in the event of a decline in the credit rating assigned to our senior unsecured notes. Our unsecured revolving credit facilities and unsecured term loan also contain customary conditions precedent to borrowing, including representations and warranties, and contain customary events of default that could give rise to accelerated repayment, including such items as failure to pay interest or principal. As of December 31, 2023, we are in compliance with all of the financial covenants required by our senior unsecured notes, our unsecured revolving credit facilities and our unsecured term loan.

A summary of our consolidated debt as of December 31, 2023 is presented below.

(Amounts in thousands)	As of December 31, 2023	
Consolidated debt:	Balance	Weighted Average Interest Rate[1]
Fixed rate[2]	$ 6,993,200	3.50%
Variable rate[3]	1,311,415	6.26%
Total	8,304,615	3.94%
Deferred financing costs, net and other	(53,163)	
Total, net	$ 8,251,452	

_____

[1] Represents the interest rate in effect as of period end based on the appropriate reference rate as of the contractual reset date plus contractual spread, adjusted for hedging instruments, as applicable.

[2] Includes variable rate debt with interest rates fixed by interest rate swap arrangements and the $950,000 1290 Avenue of the Americas mortgage loan which is subject to a 1.00% SOFR interest rate cap arrangement.

[3] Includes variable rate mortgages subject to interest rate cap arrangements, except for the 1290 Avenue of the Americas mortgage loan discussed above. As of December 31, 2023, $1,034,119 of our variable rate debt is subject to interest rate cap arrangements. The interest rate cap arrangements have a weighted average strike rate of 4.50% and a weighted average remaining term of 10 months.

During 2024 and 2025, $169,815,000 and $1,329,800,000, respectively, of our outstanding consolidated debt matures, assuming the exercise of as-of-right extension options. We may refinance this maturing debt as it comes due or choose to repay it using cash and cash equivalents or our unsecured revolving credit facilities. We may also refinance or prepay other outstanding debt depending on prevailing market conditions, liquidity requirements and other factors. The amounts involved in connection with these transactions could be material to our consolidated financial statements.

Details of 2023 financing activities are provided in the "Overview" of Management's Discussion and Analysis of Financial Condition and Results of Operations.

The contractual principal and interest repayments schedule of our consolidated debt as of December 31, 2023 is as follows:

(Amounts in thousands)	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	Thereafter
Notes and mortgages payable	$ 6,694,477	$ 432,580	$ 1,864,750	$ 4,021,303	$ 375,844
Senior unsecured notes due 2025	466,406	15,750	450,656	—	—
Senior unsecured notes due 2026	420,831	8,600	412,231	—	—
Senior unsecured notes due 2031	438,324	11,900	23,800	23,800	378,824
Unsecured term loan	942,964	39,400	71,244	832,320	—
Revolving credit facilities	663,887	22,601	45,141	596,145	—
Total contractual principal[1] and interest[2] repayments	$ 9,626,889	$ 530,831	$ 2,867,822	$ 5,473,568	$ 754,668

_____

[1] Based on the contractual maturity of our loans, including as-of-right extension options, as of December 31, 2023.

[2] Estimated interest for variable rate debt based on the Term SOFR curve available as of December 31, 2023.

Liquidity and Capital Resources - continued

Capital Expenditures

Capital expenditures consist of expenditures to maintain and improve assets, tenant improvement allowances and leasing commissions. During 2024, we expect to incur $250,000,000 of capital expenditures for our consolidated properties. We plan to fund these capital expenditures from operating cash flow, existing liquidity, and/or borrowings. Our partially owned non-consolidated subsidiaries typically fund their capital expenditures without any additional equity contribution from us.

Development and Redevelopment Projects and Opportunities

Development and redevelopment expenditures consist of all hard and soft costs associated with the development and redevelopment of a property. We plan to fund these development and redevelopment expenditures from operating cash flow, existing liquidity, and/or borrowings. See detailed discussion below for our current development and redevelopment projects.

PENN District

PENN 2

We are redeveloping PENN 2, a 1,795,000 square foot (as expanded) office building, located on the west side of Seventh Avenue between 31st and 33rd Street. The development cost of this project is estimated to be $750,000,000, of which $638,959,000 has been expended as of December 31, 2023.

Hotel Pennsylvania Site

Demolition of the existing building was completed in the third quarter of 2023.

We are also making districtwide improvements within the PENN District. The development cost of these improvements is estimated to be $100,000,000, of which $47,424,000 has been expended as of December 31, 2023.

Sunset Pier 94 Studios

On August 28, 2023, we, together with HPP/BX, formed a joint venture to develop Sunset Pier 94 Studios, a 266,000 square foot purpose-built studio campus in Manhattan. We own a 49.9% equity interest in the joint venture. The development cost of the project is estimated to be $350,000,000, which will be funded with $183,200,000 of construction financing and $166,800,000 of equity contributions. Our share of equity contributions will be funded by (i) our $40,000,000 Pier 94 leasehold interest contribution and (ii) $34,000,000 of cash contributions, which are net of an estimated $9,000,000 for our share of development fees and reimbursement for overhead costs incurred by us. HPP/BX will fund 100% of cash contributions until such time that its capital account is equal to Vornado's, after which equity will be funded in accordance with each partner's respective ownership interest. We have funded $7,994,000 of cash contributions as of December 31, 2023. For further information about this transaction, see page 38, Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview, in this Annual Report on Form 10-K.

350 Park Avenue

On January 24, 2023, we and the Rudin family ("Rudin") completed agreements with Citadel Enterprise Americas LLC ("Citadel") and with an affiliate of Kenneth C. Griffin, Citadel's Founder and CEO ("KG"), for a series of transactions relating to 350 Park Avenue and 40 East 52nd Street. In connection therewith, we entered into a joint venture with Rudin (the "Vornado/Rudin JV") that purchased 39 East 51st Street for $40,000,000, funded on a 50/50 basis by Vornado and Rudin. 39 East 51st Street will be combined with 350 Park Avenue and 40 East 52nd Street to create a premier development site (the "Site"). From October 2024 to June 2030, KG will have the option to either (i) acquire a 60% interest in a joint venture with the Vornado/Rudin JV (with Vornado having an effective 36% interest in the entity) to build a new 1,700,000 square foot office tower, valuing the Site at $1.2 billion or (ii) purchase the Site for $1.4 billion ($1.085 billion to Vornado). From October 2024 to September 2030, the Vornado/Rudin JV will have the option to put the Site to KG for $1.2 billion ($900,000,000 to Vornado). For further information about this transaction and the options available to each of the parties, see page 37, Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview, in this Annual Report on Form 10-K.

We are also evaluating other development and redevelopment opportunities at certain of our properties in Manhattan including, in particular, the PENN District.

There can be no assurance that the above projects will be completed, completed on schedule or within budget.

Liquidity and Capital Resources - continued

Other Obligations

We have contractual cash obligations for certain properties that are subject to long-term ground and building leases. During 2024, $71,015,000 of lease payments are due, including fair market rent resets accounted for as variable rent and accruals for ground rent resets yet to be determined (see below). For 2025 and thereafter, we have $2,419,492,000 of future lease payments. We believe that our operating cash flow will be adequate to fund these lease payments.

Our future lease payments disclosed above include payments for our PENN 1 ground lease based on an amount estimated in January 2022, when we exercised the second of three 25-year renewal options. The first renewal period commenced June 2023 and, together with the second option exercise, extends the lease term through June 2073. The ground lease is subject to fair market value resets at each 25-year renewal period. The rent reset process for the June 2023 renewal period is currently ongoing and the timing is uncertain. The final fair market value determination may be materially higher or lower than our January 2022 estimate.

Insurance

For our properties, we maintain general liability insurance with limits of $300,000,000 per occurrence and per property, of which $275,000,000, increased from $250,000,000 effective June 20, 2023, includes communicable disease coverage, and we maintain all risk property and rental value insurance with limits of $2.0 billion per occurrence, with sub-limits for certain perils such as flood and earthquake, excluding communicable disease coverage. Our California properties have earthquake insurance with coverage of $350,000,000 per occurrence and in the aggregate, subject to a deductible in the amount of 5% of the value of the affected property. We maintain coverage for certified terrorism acts with limits of $6.0 billion per occurrence and in the aggregate (as listed below), $1.2 billion for non-certified acts of terrorism, and $5.0 billion per occurrence and in the aggregate for terrorism involving nuclear, biological, chemical and radiological ("NBCR") terrorism events, as defined by the Terrorism Risk Insurance Act of 2002, as amended to date and which has been extended through December 2027.

Penn Plaza Insurance Company, LLC ("PPIC"), our wholly owned consolidated subsidiary, acts as a re-insurer with respect to a portion of all risk property and rental value insurance and a portion of our earthquake insurance coverage, and as a direct insurer for coverage for acts of terrorism including NBCR acts. Coverage for acts of terrorism (excluding NBCR acts) is fully reinsured by third party insurance companies and the Federal government with no exposure to PPIC. For NBCR acts, PPIC is responsible for a deductible of $2,112,753 and 20% of the balance of a covered loss and the Federal government is responsible for the remaining portion of a covered loss. We are ultimately responsible for any loss incurred by PPIC.

Certain condominiums in which we own an interest (including the Farley Condominiums) maintain insurance policies with different per occurrence and aggregate limits than our policies described above.

We continue to monitor the state of the insurance market and the scope and costs of coverage for acts of terrorism and other events. However, we cannot anticipate what coverage will be available on commercially reasonable terms in the future. We are responsible for uninsured losses and for deductibles and losses in excess of our insurance coverage, which could be material.

Our debt instruments, consisting of mortgage loans secured by our properties, senior unsecured notes and revolving credit agreements contain customary covenants requiring us to maintain insurance. Although we believe that we have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. Further, if lenders insist on greater coverage than we are able to obtain it could adversely affect our ability to finance or refinance our properties and expand our portfolio.

Other Commitments and Contingencies

We are from time to time involved in legal actions arising in the ordinary course of business. In our opinion, after consultation with legal counsel, the outcome of such matters is not currently expected to have a material adverse effect on our financial position, results of operations or cash flows.

Each of our properties has been subjected to varying degrees of environmental assessment at various times. The environmental assessments did not reveal any material environmental contamination. However, there can be no assurance that the identification of new areas of contamination, changes in the extent or known scope of contamination, the discovery of additional sites, or changes in cleanup requirements would not result in significant costs to us.

In July 2018, we leased 78,000 square feet at 345 Montgomery Street in San Francisco, CA, to a subsidiary of Regus PLC, for an initial term of 15 years. The obligations under the lease were guaranteed by Regus PLC in an amount of up to $90,000,000. The tenant purported to terminate the lease prior to space delivery. We commenced a suit on October 23, 2019 seeking to enforce the lease and the guaranty. On May 11, 2021, the court issued a final statement of decision in our favor and on January 31, 2023, the Court of Appeal affirmed the lower court's decision. On October 9, 2020, the successor to Regus PLC filed for bankruptcy in Luxembourg. In April 2023, we entered into a settlement with affiliates of the successor to Regus PLC, pursuant to which we agreed to discontinue all legal proceedings against the Regus PLC successor and its affiliates in exchange for a payment to us of $21,350,000, which is included in "rental revenues" on our consolidated statements of income for the year ended December 31, 2023, of which $6,405,000 is attributable to noncontrolling interest.

Liquidity and Capital Resources - continued

Other Commitments and Contingencies - continued

We may, from time to time, enter into guarantees including, but not limited to, payment guarantees to lenders of unconsolidated joint ventures for tax purposes, completion guarantees for development and redevelopment projects, and guarantees to fund leasing costs. These agreements terminate either upon the satisfaction of specified obligations or repayment of the underlying loans. As of December 31, 2023, the aggregate dollar amount of these guarantees is approximately $1,230,000,000, primarily comprised of payment guarantees for the mortgage loans secured by 640 Fifth Avenue, 7 West 34th Street, and 435 Seventh Avenue and the completion guarantee provided to the lender of Pier 94 JV. Other than these loans, our mortgage loans are non-recourse to us.

As of December 31, 2023, $30,233,000 of letters of credit were outstanding under one of our unsecured revolving credit facilities. Our unsecured revolving credit facilities contain financial covenants that require us to maintain minimum interest coverage and maximum debt to market capitalization ratios, and provide for increased interest rates in the event of a decline in the credit rating assigned to our senior unsecured notes. Our unsecured revolving credit facilities also contain customary conditions precedent to borrowing, including representations and warranties, and also contain customary events of default that could give rise to accelerated repayment, including such items as failure to pay interest or principal.

Our 95% consolidated joint venture (5% is owned by Related Companies ("Related")) developed and owns the Farley Building. In connection with the development of the property, the joint venture admitted a historic Tax Credit Investor partner. Under the terms of the historic tax credit arrangement, the joint venture is required to comply with various laws, regulations, and contractual provisions. Non-compliance with applicable requirements could result in projected tax benefits not being realized and, therefore, may require a refund or reduction of the Tax Credit Investor's capital contributions. As of December 31, 2023, the Tax Credit Investor has made $205,068,000 in capital contributions. Vornado and Related have guaranteed certain of the joint venture's obligations to the Tax Credit Investor.

As of December 31, 2023, we have construction commitments aggregating approximately $91,372,000.

Funds From Operations

Vornado Realty Trust

FFO is computed in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT defines FFO as GAAP net income or loss adjusted to exclude net gains from sales of certain real estate assets, impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity, depreciation and amortization expense from real estate assets and other specified items, including the pro rata share of such adjustments of unconsolidated subsidiaries. FFO and FFO per diluted share are non-GAAP financial measures used by management, investors and analysts to facilitate meaningful comparisons of operating performance between periods and among our peers because it excludes the effect of real estate depreciation and amortization and net gains on sales, which are based on historical costs and implicitly assume that the value of real estate diminishes predictably over time, rather than fluctuating based on existing market conditions. The Company also uses FFO attributable to common shareholders plus assumed conversions, as adjusted for certain items that impact the comparability of period-to-period FFO, as one of several criteria to determine performance-based compensation for senior management. FFO does not represent cash generated from operating activities and is not necessarily indicative of cash available to fund cash requirements and should not be considered as an alternative to net income as a performance measure or cash flow as a liquidity measure. FFO may not be comparable to similarly titled measures employed by other companies. The calculations of both the numerator and denominator used in the computation of income per share are disclosed in Note 13 – *Income (Loss) Per Share/Income (Loss) Per Class A Unit*, in our consolidated financial statements in Part II, Item 8 of this Annual Report on Form 10-K. Details of certain items that impact FFO are discussed in the financial results summary of our "Overview."

Below is a reconciliation of net income (loss) attributable to common shareholders to FFO attributable to common shareholders plus assumed conversions for the years ended December 31, 2023 and 2022.

(Amounts in thousands, except per share amounts)	For the Year Ended December 31,	
	2023	**2022**
Reconciliation of net income (loss) attributable to common shareholders to FFO attributable to common shareholders plus assumed conversions:		
Net income (loss) attributable to common shareholders	$ 43,378	$ (408,615)
Per diluted share	$ 0.23	$ (2.13)
FFO adjustments:		
Depreciation and amortization of real property	$ 385,608	$ 456,920
Real estate impairment losses	22,831 [(1)]	19,098
Net gains on sale of real estate	(53,305)	(58,751)
Proportionate share of adjustments to equity in net income (loss) of partially owned entities to arrive at FFO:		
Depreciation and amortization of real property	108,088	130,647
Net gain on sale of real estate	(16,545)	(169)
Real estate impairment losses	50,458 [(2)]	576,390
	497,135	1,124,135
Noncontrolling interests' share of above adjustments	(38,363)	(77,912)
FFO adjustments, net	$ 458,772	$ 1,046,223
FFO attributable to common shareholders	$ 502,150	$ 637,608
Convertible preferred share dividends	1,642	1,320
FFO attributable to common shareholders plus assumed conversions	$ 503,792	$ 638,928
Per diluted share	$ 2.59	$ 3.30
Reconciliation of weighted average shares outstanding:		
Weighted average common shares outstanding	191,005	191,775
Effect of dilutive securities:		
Convertible securities	2,468	1,545
Share-based payment awards	851	250
Denominator for FFO per diluted share	194,324	193,570

---

(1) Net of $22,176 attributable to noncontrolling interests.

(2) Includes a $21,114 impairment loss on advances made for our interest in a joint venture, resulting from a decline in the value of the underlying building.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have exposure to fluctuations in market interest rates. Market interest rates are sensitive to many factors that are beyond our control. Our exposure to a change in interest rates on our consolidated and non-consolidated debt (all of which arises out of non-trading activity) is as follows:

(Amounts in thousands, except per share and unit amounts)

	2023		
	December 31, Balance	Weighted Average Interest Rate[1]	Effect of 1% Change In Base Rates
Consolidated debt:			
Fixed rate[2]	$ 6,993,200	3.50%	$ —
Variable rate[3]	1,311,415	6.26%	13,114
	$ 8,304,615	3.94%	13,114
Pro rata share of debt of non-consolidated entities:			
Fixed rate[2]	$ 1,201,092	3.87%	—
Variable rate[4]	1,453,609	6.62%	14,536
	$ 2,654,701	5.38%	14,536
Noncontrolling interests' share of consolidated subsidiaries			(3,971)
Total change in annual net income attributable to the Operating Partnership			23,679
Noncontrolling interests' share of the Operating Partnership			(1,939)
Total change in annual net income attributable to Vornado			$ 21,740
Total change in annual net income attributable to the Operating Partnership per diluted Class A unit			$ 0.11
Total change in annual net income attributable to Vornado per diluted common share			$ 0.11

_____

(1) Represents the interest rate in effect as of period end based on the appropriate reference rate as of the contractual reset date plus contractual spread, adjusted for hedging instruments, as applicable.

(2) Includes variable rate debt with interest rates fixed by interest rate swap arrangements and the $950,000 1290 Avenue of the Americas mortgage loan which is subject to a 1.00% SOFR interest rate cap arrangement.

(3) Includes variable rate debt subject to interest rate cap arrangements with a total notional amount of $1,034,119, of which $397,059 is attributable to noncontrolling interests. The interest rate cap arrangements have a weighted average strike rate of 4.50% and a weighted average remaining term of 10 months.

(4) Includes variable rate debt subject to interest rate cap arrangements with a total notional amount of $667,946 at our pro rata share. The interest rate cap arrangements have a weighted average strike rate of 4.59% and a weighted average remaining term of 5 months.

Fair Value of Debt

The estimated fair value of our consolidated debt is calculated based on current market prices and discounted cash flows at the current rate at which similar loans would be made to borrowers with similar credit ratings for the remaining term of such debt. As of December 31, 2023, the estimated fair value of our consolidated debt was $8,013,000,000.

Derivatives and Hedging

We utilize various financial instruments to mitigate the impact of interest rate fluctuations on our cash flows and earnings, including hedging strategies, depending on our analysis of the interest rate environment and the costs and risks of such strategies. The following table summarizes our consolidated hedging instruments, all of which hedge variable rate debt, as of December 31, 2023.

(Amounts in thousands)

	Debt Balance	Variable Rate Spread	Notional Amount	All-In Swapped Rate	Expiration Date
Interest rate swaps:					
555 California Street mortgage loan	$ 1,200,000	S+205	$ 840,000 [(1)]	2.29%	05/24
Effective beginning 5/24			840,000 [(1)]	6.03%	05/26
770 Broadway mortgage loan	700,000	S+225	700,000	4.98%	07/27
PENN 11 mortgage loan	500,000	S+206	500,000	2.22%	03/24
Effective beginning 3/24 [(2)]			250,000	6.34%	10/25
Unsecured revolving credit facility	575,000	S+114	575,000	3.87%	08/27
Unsecured term loan	800,000	S+129			
Through 07/25			700,000	4.52%	07/25
07/25 through 10/26			550,000	4.35%	10/26
10/26 through 08/27			50,000	4.03%	08/27
100 West 33rd Street mortgage loan	480,000	S+165	480,000	5.06%	06/27
888 Seventh Avenue mortgage loan	259,800	S+180	200,000	4.76%	09/27
4 Union Square South mortgage loan	120,000	S+150	98,200	3.74%	01/25
				Index Strike Rate	
Interest rate caps:					
1290 Avenue of the Americas mortgage loan [(3)]	950,000	S+162	950,000	1.00%	11/25
One Park Avenue mortgage loan	525,000	S+122	525,000	3.89%	03/25
Various mortgage loans	510,000	Various	510,000	Various	Various

_____

(1) Represents our 70.0% share of the $1.2 billion mortgage loan.

(2) In January 2024, we entered into a forward swap arrangement for the remaining $250,000 balance of the $500,000 PENN 11 mortgage loan which is effective upon the March 2024 expiration of the current in-place swap. Together with the forward swap above, the loan will bear interest at an all-in swapped rate of 6.28% effective March 2024 through October 2025.

(3) In connection with the arrangement, we made a $63,100 up-front payment, of which $18,930 was attributable to noncontrolling interests. See Note 9 - *Debt* in Part II, Item 8 of this Annual Report on Form 10-K for details.

The following table summarizes our hedging instruments of our unconsolidated subsidiaries (shown at our pro rata ownership interest) as of December 31, 2023.

(Amounts in thousands and at share)

	Debt Balance	Variable Rate Spread	Notional Amount	All-In Swapped Rate	Expiration Date
Interest rate swaps:					
731 Lexington Avenue retail condominium (32.4% interest)	$ 97,200	S+151	$ 97,200	1.76%	05/25
50-70 West 93rd Street (49.9% interest)	41,667	S+164	41,168	3.14%	06/24
				Index Strike Rate	
Interest rate caps:					
640 Fifth Avenue (52.0% interest)	259,925	S+111	259,925	4.00%	05/24
731 Lexington Avenue office condominium (32.4% interest)	162,000	Prime+0	162,000	6.00%	06/24
61 Ninth Avenue (45.1% interest) [(1)]	75,543	S+146	75,543	4.39%	02/24
512 West 22nd Street (55.0% interest)	70,729	S+200	70,729	4.50%	06/25
Rego Park II (32.4% interest)	65,624	S+145	65,624	4.15%	11/24
Fashion Centre/Washington Tower (7.5% interest)	34,125	S+305	34,125	3.89%	05/24

_____

(1) In February 2024, we entered into a 4.39% interest rate cap arrangement expiring January 2026 and effective upon expiration of the currently in-place cap.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of Vornado Realty Trust

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vornado Realty Trust and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with the accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Impairment – Refer to Notes 2, 5, 15, and 16 to the financial statements

Critical Audit Matter Description

The Company's consolidated and unconsolidated real estate properties are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For consolidated properties, an impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. An impairment loss is measured based on the excess of the property's carrying amount over its estimated fair value. For unconsolidated partially owned entities, an impairment loss is recorded when there is a decline in the estimated fair value of an investment below its carrying value, and the Company concludes that the decline is other-than-temporary during its intended holding period. Fair value is determined based on estimated cash flow projections that utilize discount and capitalization rates and available market information.

Preparing the Company's estimated cash flow projections requires management to make significant estimates and assumptions related to future market rental rates, capitalization rates, and discount rates.

We identified the impairment of certain real estate properties as a critical audit matter because of the significant estimates and assumptions related to future market rental rates, capitalization rates and discount rates. Performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to impairment included the following, among others:

- We tested the effectiveness of controls over management's evaluation of recoverability of its real estate properties, including those over future market rental rates and capitalization rates used in the assessment.
- We tested the effectiveness of controls over management's evaluation of impairment of its real estate properties and investments in partially owned entities and measurement of that impairment based on discounted cash flows, including those over the future market rental rates, capitalization rates, and discount rates used in the assessment
- We evaluated the reasonableness of future market rental rates, capitalization rates, and discount rates used by management with independent market data, focusing on geographical location and property type. In addition, we developed ranges of independent estimates of future market rental rates, capitalization rates, and discount rates and compared those to the amounts used by management.
- We involved our fair value specialists in providing comparable market transaction details to further evaluate management's selected future market rental rates, capitalization rates, and discount rates, as applicable.
- We evaluated the reasonableness of management's projected future cash flow analyses by comparing management's projections to the Company's historical results.
- We evaluated whether the assumptions were consistent with evidence obtained in other areas of the audit.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 12, 2024

We have served as the Company's auditor since 1976.

VORNADO REALTY TRUST
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except unit, share and per share amounts)	As of December 31,	
	2023	2022
ASSETS		
Real estate, at cost:		
Land	$ 2,436,221	$ 2,451,828
Buildings and improvements	9,952,954	9,804,204
Development costs and construction in progress	1,281,076	933,334
Leasehold improvements and equipment	130,953	125,389
Total	13,801,204	13,314,755
Less accumulated depreciation and amortization	(3,752,827)	(3,470,991)
Real estate, net	10,048,377	9,843,764
Right-of-use assets	680,044	684,380
Cash and cash equivalents	997,002	889,689
Restricted cash	264,582	131,468
Investments in U.S. Treasury bills	—	471,962
Tenant and other receivables	69,543	81,170
Investments in partially owned entities	2,610,558	2,665,073
220 Central Park South condominium units ready for sale	35,941	43,599
Receivable arising from the straight-lining of rents	701,666	694,972
Deferred leasing costs, net of accumulated amortization of $249,347 and $237,395	355,010	373,555
Identified intangible assets, net of accumulated amortization of $98,589 and $98,139	127,082	139,638
Other assets	297,860	474,105
	$ 16,187,665	$ 16,493,375
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY		
Mortgages payable, net	$ 5,688,020	$ 5,829,018
Senior unsecured notes, net	1,193,873	1,191,832
Unsecured term loan, net	794,559	793,193
Unsecured revolving credit facilities	575,000	575,000
Lease liabilities	732,859	735,969
Accounts payable and accrued expenses	411,044	450,881
Deferred revenue	32,199	39,882
Deferred compensation plan	105,245	96,322
Other liabilities	311,132	268,166
Total liabilities	9,843,931	9,980,263
Commitments and contingencies		
Redeemable noncontrolling interests:		
Class A units - 17,000,030 and 14,416,891 units outstanding	480,251	345,157
Series D cumulative redeemable preferred units - 141,400 units outstanding	3,535	3,535
Total redeemable noncontrolling partnership units	483,786	348,692
Redeemable noncontrolling interest in a consolidated subsidiary	154,662	88,040
Total redeemable noncontrolling interests	638,448	436,732
Shareholders' equity:		
Preferred shares of beneficial interest: no par value per share; authorized 110,000,000 shares; issued and outstanding 48,792,902 shares	1,182,459	1,182,459
Common shares of beneficial interest: $0.04 par value per share; authorized 250,000,000 shares; issued and outstanding 190,390,703 and 191,866,880 shares	7,594	7,654
Additional capital	8,263,291	8,369,228
Earnings less than distributions	(4,009,395)	(3,894,580)
Accumulated other comprehensive income	65,115	174,967
Total shareholders' equity	5,509,064	5,839,728
Noncontrolling interests in consolidated subsidiaries	196,222	236,652
Total equity	5,705,286	6,076,380
	$ 16,187,665	$ 16,493,375

See notes to the consolidated financial statements.

VORNADO REALTY TRUST
CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share amounts)

	For the Year Ended December 31,		
	2023	**2022**	**2021**
REVENUES:			
Rental revenues	$ 1,607,486	$ 1,607,685	$ 1,424,531
Fee and other income	203,677	192,310	164,679
Total revenues	1,811,163	1,799,995	1,589,210
EXPENSES:			
Operating	(905,158)	(873,911)	(797,315)
Depreciation and amortization	(434,273)	(504,502)	(412,347)
General and administrative	(162,883)	(133,731)	(134,545)
(Expense) benefit from deferred compensation plan liability	(12,162)	9,617	(9,847)
Impairment losses, transaction related costs and other	(50,691)	(31,722)	(13,815)
Total expenses	(1,565,167)	(1,534,249)	(1,367,869)
Income (loss) from partially owned entities	38,689	(461,351)	130,517
Income from real estate fund investments	1,590	3,541	11,066
Interest and other investment income, net	41,697	19,869	4,612
Income (loss) from deferred compensation plan assets	12,162	(9,617)	9,847
Interest and debt expense	(349,223)	(279,765)	(231,096)
Net gains on disposition of wholly owned and partially owned assets	71,199	100,625	50,770
Income (loss) before income taxes	62,110	(360,952)	197,057
Income tax (expense) benefit	(29,222)	(21,660)	10,496
Net income (loss)	32,888	(382,612)	207,553
Less net loss (income) attributable to noncontrolling interests in:			
Consolidated subsidiaries	75,967	5,737	(24,014)
Operating Partnership	(3,361)	30,376	(7,540)
Net income (loss) attributable to Vornado	105,494	(346,499)	175,999
Preferred share dividends	(62,116)	(62,116)	(65,880)
Series K preferred share issuance costs	—	—	(9,033)
NET INCOME (LOSS) attributable to common shareholders	$ 43,378	$ (408,615)	$ 101,086
INCOME (LOSS) PER COMMON SHARE - BASIC:			
Net income (loss) per common share	$ 0.23	$ (2.13)	$ 0.53
Weighted average shares outstanding	191,005	191,775	191,551
INCOME (LOSS) PER COMMON SHARE - DILUTED:			
Net income (loss) per common share	$ 0.23	$ (2.13)	$ 0.53
Weighted average shares outstanding	191,856	191,775	192,122

See notes to consolidated financial statements.

VORNADO REALTY TRUST
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	For the Year Ended December 31,		
	2023	**2022**	**2021**
Net income (loss)	$ 32,888	$ (382,612)	$ 207,553
Other comprehensive (loss) income:			
Change in fair value of interest rate swaps and other	(112,051)	190,493	51,338
Other comprehensive (loss) income of nonconsolidated subsidiaries	(8,286)	18,874	10,275
Comprehensive (loss) income	(87,449)	(173,245)	269,166
Less comprehensive loss (income) attributable to noncontrolling interests	85,665	19,247	(35,602)
Comprehensive (loss) income attributable to Vornado	$ (1,784)	$ (153,998)	$ 233,564

See notes to consolidated financial statements.

VORNADO REALTY TRUST
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except per share amount)

	Preferred Shares		Common Shares		Additional Capital	Earnings Less Than Distributions	Accumulated Other Comprehensive Income	Non-controlling Interests in Consolidated Subsidiaries	Total Equity
	Shares	Amount	Shares	Amount					
Balance as of December 31, 2022	48,793	$ 1,182,459	191,867	$ 7,654	$ 8,369,228	$ (3,894,580)	$ 174,967	$ 236,652	$ 6,076,380
Net income attributable to Vornado	—	—	—	—	—	105,494	—	—	105,494
Net loss attributable to nonredeemable noncontrolling interests in consolidated subsidiaries	—	—	—	—	—	—	—	(36,582)	(36,582)
Dividends on common shares ($0.675 per share)	—	—	—	—	—	(129,066)	—	—	(129,066)
Dividends on preferred shares (see Note 11 for dividends per share amounts)	—	—	—	—	—	(62,116)	—	—	(62,116)
Common shares issued:									
Upon redemption of Class A units, at redemption value	—	—	539	21	8,468	—	—	—	8,489
Under dividend reinvestment plan	—	—	11	—	146	—	—	—	146
Contributions	—	—	—	—	—	—	—	24,033	24,033
Distributions	—	—	—	—	—	—	—	(21,526)	(21,526)
Deferred compensation shares and options	—	—	(2)	—	321	(25)	—	—	296
Repurchase of common shares	—	—	(2,024)	(81)	—	(29,102)	—	—	(29,183)
Other comprehensive loss of nonconsolidated subsidiaries	—	—	—	—	—	—	(8,286)	—	(8,286)
Change in fair value of interest rate swaps and other	—	—	—	—	—	—	(112,051)	—	(112,051)
Unearned 2020 Out-Performance Plan and 2019 Performance AO LTIP awards	—	—	—	—	20,668	—	—	—	20,668
Redeemable Class A unit measurement adjustment	—	—	—	—	(135,540)	—	(2,574)	—	(138,114)
Noncontrolling interests' share of other comprehensive loss	—	—	—	—	—	—	13,059	(3,719)	9,340
Deconsolidation of partially owned entity	—	—	—	—	—	—	—	(2,636)	(2,636)
Balance as of December 31, 2023	48,793	$ 1,182,459	190,391	$ 7,594	$ 8,263,291	$ (4,009,395)	$ 65,115	$ 196,222	$ 5,705,286

See notes to consolidated financial statements.

VORNADO REALTY TRUST
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY - CONTINUED

(Amounts in thousands, except per share amounts)

	Preferred Shares		Common Shares		Additional Capital	Earnings Less Than Distributions	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interests in Consolidated Subsidiaries	Total Equity
	Shares	Amount	Shares	Amount					
Balance as of December 31, 2021	48,793	$ 1,182,459	191,724	$ 7,648	$ 8,143,093	$ (3,079,320)	$ (17,534)	$ 278,892	$ 6,515,238
Net loss attributable to Vornado	—	—	—	—	—	(346,499)	—	—	(346,499)
Net income attributable to nonredeemable noncontrolling interests in consolidated subsidiaries	—	—	—	—	—	—	—	3,931	3,931
Dividends on common shares ($2.12 per share)	—	—	—	—	—	(406,562)	—	—	(406,562)
Dividends on preferred shares (see Note 11 for dividends per share amounts)	—	—	—	—	—	(62,116)	—	—	(62,116)
Common shares issued:									
Upon redemption of Class A units, at redemption value	—	—	117	5	3,519	—	—	—	3,524
Under employees' share option plan	—	—	—	—	7	—	—	—	7
Under dividend reinvestment plan	—	—	28	1	877	—	—	—	878
Contributions	—	—	—	—	—	—	—	5,609	5,609
Distributions	—	—	—	—	—	—	—	(54,388)	(54,388)
Deferred compensation shares and options	—	—	(2)	—	588	(85)	—	—	503
Other comprehensive income of nonconsolidated subsidiaries	—	—	—	—	—	—	18,874	—	18,874
Change in fair value of interest rate swaps and other	—	—	—	—	—	—	190,494	—	190,494
Redeemable Class A unit measurement adjustment	—	—	—	—	221,145	—	—	—	221,145
Noncontrolling interests' share of other comprehensive income	—	—	—	—	—	—	(16,866)	2,616	(14,250)
Other	—	—	—	—	(1)	2	(1)	(8)	(8)
Balance as of December 31, 2022	48,793	$ 1,182,459	191,867	$ 7,654	$ 8,369,228	$ (3,894,580)	$ 174,967	$ 236,652	$ 6,076,380

See notes to consolidated financial statements.

(Amounts in thousands, except per share amount)

	Preferred Shares		Common Shares		Additional Capital	Earnings Less Than Distributions	Accumulated Other Comprehensive Loss	Non-controlling Interests in Consolidated Subsidiaries	Total Equity
	Shares	Amount	Shares	Amount					
Balance as of December 31, 2020	48,793	$ 1,182,339	191,355	$ 7,633	$ 8,192,507	$ (2,774,182)	$ (75,099)	$ 414,957	$ 6,948,155
Net income attributable to Vornado	—	—	—	—	—	175,999	—	—	175,999
Net income attributable to nonredeemable noncontrolling interests in consolidated subsidiaries	—	—	—	—	—	—	—	20,826	20,826
Dividends on common shares ($2.12 per share)	—	—	—	—	—	(406,109)	—	—	(406,109)
Dividends on preferred shares (see Note 11 for dividends per share amounts)	—	—	—	—	—	(65,880)	—	—	(65,880)
Series O cumulative redeemable preferred shares issuance	12,000	291,153	—	—	—	—	—	—	291,153
Common shares issued:									
Upon redemption of Class A units, at redemption value	—	—	350	14	14,562	—	—	—	14,576
Under employees' share option plan	—	—	1	—	22	—	—	—	22
Under dividend reinvestment plan	—	—	21	1	876	—	—	—	877
Contributions	—	—	—	—	—	—	—	4,052	4,052
Distributions	—	—	—	—	—	—	—	(160,975)	(160,975)
Conversion of Series A preferred shares to common shares	—	(13)	1	—	13	—	—	—	—
Deferred compensation shares and options	—	—	(4)	—	906	(114)	—	—	792
Other comprehensive income of nonconsolidated subsidiaries	—	—	—	—	—	—	10,275	—	10,275
Change in fair value of interest rate swaps	—	—	—	—	—	—	51,337	—	51,337
Unearned 2018 Out-Performance Plan awards acceleration	—	—	—	—	10,283	—	—	—	10,283
Redeemable Class A unit measurement adjustment	—	—	—	—	(76,073)	—	—	—	(76,073)
Series K cumulative redeemable preferred shares called for redemption	(12,000)	(290,967)	—	—	—	(9,033)	—	—	(300,000)
Noncontrolling interests' share of other comprehensive income	—	—	—	—	—	—	(4,048)	—	(4,048)
Other	—	(53)	—	—	(3)	(1)	1	32	(24)
Balance as of December 31, 2021	48,793	$ 1,182,459	191,724	$ 7,648	$ 8,143,093	$ (3,079,320)	$ (17,534)	$ 278,892	$ 6,515,238

See notes to consolidated financial statements.

VORNADO REALTY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)	For the Year Ended December 31,		
	2023	2022	2021
Cash Flows from Operating Activities:			
Net income (loss)	$ 32,888	$ (382,612)	$ 207,553
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization (including amortization of deferred financing costs)	457,574	526,306	432,594
Distributions of income from partially owned entities	172,873	184,501	214,521
Net gains on disposition of wholly owned and partially owned assets	(71,199)	(100,625)	(50,770)
Real estate impairment losses	45,007	19,098	7,880
Stock-based compensation expense	43,201	29,249	38,329
Equity in net (income) loss of partially owned entities	(38,689)	461,351	(130,517)
Change in deferred tax liability	17,020	14,005	11,243
Amortization of interest rate cap premiums	10,989	430	11
Straight-lining of rents	(8,808)	(46,177)	8,644
Credit losses on investments	8,269	—	—
Amortization of below-market leases, net	(5,268)	(5,178)	(9,249)
Net realized and unrealized (gain) loss on real estate fund investments	(1,861)	2,589	(4,621)
Return of capital from real estate fund investments	1,861	5,141	5,104
Write-off of lease receivables deemed uncollectible	1,008	872	7,695
Defeasance cost in connection with refinancing of mortgage payable	—	—	23,729
Other non-cash adjustments	8,866	2,660	(3,886)
Changes in operating assets and liabilities:			
Real estate fund investments	—	—	(4,474)
Tenant and other receivables	9,379	(4,437)	(187)
Prepaid assets	(12,854)	104,186	30,466
Other assets	(79,110)	(34,615)	(54,716)
Lease liabilities	17,582	15,658	(4,091)
Accounts payable and accrued expenses	10,723	5,718	35,856
Other liabilities	28,701	824	692
Net cash provided by operating activities	648,152	798,944	761,806
Cash Flows from Investing Activities:			
Development costs and construction in progress	(552,701)	(737,999)	(585,940)
Proceeds from maturities of U.S. Treasury bills	468,598	597,499	—
Additions to real estate	(211,899)	(159,796)	(149,461)
Proceeds from sales of real estate	123,519	373,264	100,024
Proceeds from repayment of participation in 150 West 34th Street mortgage loan	105,000	—	—
Investments in partially owned entities	(57,297)	(33,172)	(14,997)
Acquisitions of real estate and other	(33,145)	(3,000)	(3,000)
Proceeds from sale of condominium units at 220 Central Park South	24,484	88,019	137,404
Distributions of capital from partially owned entities	18,869	34,417	106,005
Deconsolidation of cash and restricted cash held by a previously consolidated entity	(14,216)	—	—
Purchase of U.S. Treasury bills	—	(1,066,096)	—
Acquisition of additional 45.0% ownership interest in One Park Avenue (inclusive of $5,806 of prorations and net working capital and net of $39,370 of cash and restricted cash balances consolidated upon acquisition)	—	—	(123,936)
Proceeds from repayments of loans receivable	—	—	1,554
Net cash used in investing activities	(128,788)	(906,864)	(532,347)

See notes to consolidated financial statements.

(Amounts in thousands)	For the Year Ended December 31,		
	2023	**2022**	**2021**
Cash Flows from Financing Activities:			
Repayments of borrowings	$ (148,000)	$ (1,251,373)	$ (1,584,243)
Contributions from noncontrolling interests	132,701	5,609	4,052
Dividends paid on common shares	(129,066)	(406,562)	(406,109)
Dividends paid on preferred shares	(62,116)	(62,116)	(65,880)
Distributions to noncontrolling interests	(38,970)	(84,699)	(190,876)
Repurchase of common shares	(29,183)	—	—
Deferred financing costs	(4,424)	(32,706)	(51,184)
Proceeds received from exercise of employee share options and other	146	885	899
Repurchase of shares related to stock compensation agreements and related tax withholdings and other	(25)	(85)	(1,567)
Proceeds from borrowings	—	1,029,773	3,248,007
Purchase of marketable securities in connection with defeasance of mortgage payable	—	—	(973,729)
Redemption of preferred shares	—	—	(300,000)
Proceeds from the issuance of preferred shares	—	—	291,153
Net cash used in financing activities	(278,937)	(801,274)	(29,477)
Net increase (decrease) in cash and cash equivalents and restricted cash	240,427	(909,194)	199,982
Cash and cash equivalents and restricted cash at beginning of period	1,021,157	1,930,351	1,730,369
Cash and cash equivalents and restricted cash at end of period	$ 1,261,584	$ 1,021,157	$ 1,930,351
Reconciliation of Cash and Cash Equivalents and Restricted Cash:			
Cash and cash equivalents at beginning of period	$ 889,689	$ 1,760,225	$ 1,624,482
Restricted cash at beginning of period	131,468	170,126	105,887
Cash and cash equivalents and restricted cash at beginning of period	$ 1,021,157	$ 1,930,351	$ 1,730,369
Cash and cash equivalents at end of period	$ 997,002	$ 889,689	$ 1,760,225
Restricted cash at end of period	264,582	131,468	170,126
Cash and cash equivalents and restricted cash at end of period	$ 1,261,584	$ 1,021,157	$ 1,930,351

See notes to consolidated financial statements.

(Amounts in thousands)	For the Year Ended December 31,		
	2023	**2022**	**2021**
Supplemental Disclosure of Cash Flow Information:			
Cash payments for interest (excluding capitalized interest) and interest rate cap premiums	$ 381,410	$ 252,371	$ 188,587
Cash payments for income taxes	$ 10,365	$ 7,947	$ 9,155
Non-Cash Information:			
Redeemable Class A unit measurement adjustment	$ (138,114)	$ 221,145	$ (76,073)
Change in fair value of consolidated interest rate hedges and other	(112,051)	190,494	51,337
Write-off of fully depreciated assets	(82,343)	(278,561)	(123,537)
Accrued capital expenditures included in accounts payable and accrued expenses	52,091	104,750	291,690
Initial investment in Pier 94 joint venture upon contribution of leasehold interest	50,090	—	—
Decrease in assets and liabilities resulting from the deconsolidation of Pier 94:			
Real estate	21,693	—	—
Right-of-use assets	7,081	—	—
Lease liabilities	(20,692)	—	—
Additional estimated lease liability arising from the recognition of right-of-use asset	—	350,000	—
Reclassification of condominium units from "development costs and construction in progress" to "220 Central Park South condominium units ready for sale"	—	32,604	16,014
Reclassification of assets held for sale (included in "other assets")	—	—	80,005
Increase in assets and liabilities resulting from the consolidation of One Park Avenue:			
Real estate	—	—	566,013
Identified intangible assets	—	—	139,545
Mortgages payable	—	—	525,000
Deferred revenue	—	—	18,884
Marketable securities transferred in connection with the defeasance of mortgage payable	—	—	(973,729)
Defeasance of mortgage payable	—	—	950,000

See notes to consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Vornado Realty L.P.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vornado Realty L.P. and subsidiaries (the "Partnership") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with the accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2024, expressed an unqualified opinion on the Partnership's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Real Estate Impairment – Refer to Notes 2, 5, 15, and 16 to the financial statements

Critical Audit Matter Description

The Partnership's consolidated and unconsolidated real estate properties are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For consolidated properties, an impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. An impairment loss is measured based on the excess of the property's carrying amount over its estimated fair value. For unconsolidated partially owned entities, an impairment loss is recorded when there is a decline in the estimated fair value of an investment below its carrying value, and the Partnership concludes that the decline is other-than-temporary during its intended holding period. Fair value is determined based on estimated cash flow projections that utilize discount and capitalization rates and available market information.

Preparing the Partnership's estimated cash flow projections requires management to make significant estimates and assumptions related to future market rental rates, capitalization rates, and discount rates.

We identified the impairment of certain real estate properties as a critical audit matter because of the significant estimates and assumptions related to future market rental rates, capitalization rates and discount rates. Performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to impairment included the following, among others:

- We tested the effectiveness of controls over management's evaluation of recoverability of its real estate properties, including those over future market rental rates and capitalization rates used in the assessment.
- We tested the effectiveness of controls over management's evaluation of impairment of its real estate properties and investments in partially owned entities and measurement of that impairment based on discounted cash flows, including those over the future market rental rates, capitalization rates, and discount rates used in the assessment.
- We evaluated the reasonableness of future market rental rates, capitalization rates, and discount rates used by management with independent market data, focusing on geographical location and property type. In addition, we developed ranges of independent estimates of future market rental rates, capitalization rates, and discount rates and compared those to the amounts used by management.
- We involved our fair value specialists in providing comparable market transaction details to further evaluate management's selected future market rental rates, capitalization rates, and discount rates, as applicable.
- We evaluated the reasonableness of management's projected future cash flow analyses by comparing management's projections to the Partnership's historical results.
- We evaluated whether the assumptions were consistent with evidence obtained in other areas of the audit.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 12, 2024

We have served as the Partnership's auditor since 1997.

VORNADO REALTY L.P.
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except unit amounts)

		As of December 31,		
		2023		**2022**
ASSETS				
Real estate, at cost:				
Land	$	2,436,221	$	2,451,828
Buildings and improvements		9,952,954		9,804,204
Development costs and construction in progress		1,281,076		933,334
Leasehold improvements and equipment		130,953		125,389
Total		13,801,204		13,314,755
Less accumulated depreciation and amortization		(3,752,827)		(3,470,991)
Real estate, net		10,048,377		9,843,764
Right-of-use assets		680,044		684,380
Cash and cash equivalents		997,002		889,689
Restricted cash		264,582		131,468
Investments in U.S. Treasury bills		—		471,962
Tenant and other receivables		69,543		81,170
Investments in partially owned entities		2,610,558		2,665,073
220 Central Park South condominium units ready for sale		35,941		43,599
Receivable arising from the straight-lining of rents		701,666		694,972
Deferred leasing costs, net of accumulated amortization of $249,347 and $237,395		355,010		373,555
Identified intangible assets, net of accumulated amortization of $98,589 and $98,139		127,082		139,638
Other assets		297,860		474,105
	$	16,187,665	$	16,493,375
LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY				
Mortgages payable, net	$	5,688,020	$	5,829,018
Senior unsecured notes, net		1,193,873		1,191,832
Unsecured term loan, net		794,559		793,193
Unsecured revolving credit facilities		575,000		575,000
Lease liabilities		732,859		735,969
Accounts payable and accrued expenses		411,044		450,881
Deferred revenue		32,199		39,882
Deferred compensation plan		105,245		96,322
Other liabilities		311,132		268,166
Total liabilities		9,843,931		9,980,263
Commitments and contingencies				
Redeemable noncontrolling interests:				
Class A units - 17,000,030 and 14,416,891 units outstanding		480,251		345,157
Series D cumulative redeemable preferred units - 141,400 units outstanding		3,535		3,535
Total redeemable noncontrolling partnership units		483,786		348,692
Redeemable noncontrolling interest in a consolidated subsidiary		154,662		88,040
Total redeemable noncontrolling interests		638,448		436,732
Partners' equity:				
Partners' capital		9,453,344		9,559,341
Earnings less than distributions		(4,009,395)		(3,894,580)
Accumulated other comprehensive income		65,115		174,967
Total partners' equity		5,509,064		5,839,728
Noncontrolling interests in consolidated subsidiaries		196,222		236,652
Total equity		5,705,286		6,076,380
	$	16,187,665	$	16,493,375

See notes to the consolidated financial statements.

VORNADO REALTY L.P.
CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per unit amounts)

	For the Year Ended December 31,		
	2023	**2022**	**2021**
REVENUES:			
Rental revenues	$ 1,607,486	$ 1,607,685	$ 1,424,531
Fee and other income	203,677	192,310	164,679
Total revenues	1,811,163	1,799,995	1,589,210
EXPENSES:			
Operating	(905,158)	(873,911)	(797,315)
Depreciation and amortization	(434,273)	(504,502)	(412,347)
General and administrative	(162,883)	(133,731)	(134,545)
(Expense) benefit from deferred compensation plan liability	(12,162)	9,617	(9,847)
Impairment losses, transaction related costs and other	(50,691)	(31,722)	(13,815)
Total expenses	(1,565,167)	(1,534,249)	(1,367,869)
Income (loss) from partially owned entities	38,689	(461,351)	130,517
Income from real estate fund investments	1,590	3,541	11,066
Interest and other investment income, net	41,697	19,869	4,612
Income (loss) from deferred compensation plan assets	12,162	(9,617)	9,847
Interest and debt expense	(349,223)	(279,765)	(231,096)
Net gains on disposition of wholly owned and partially owned assets	71,199	100,625	50,770
Income (loss) before income taxes	62,110	(360,952)	197,057
Income tax (expense) benefit	(29,222)	(21,660)	10,496
Net income (loss)	32,888	(382,612)	207,553
Less net loss (income) attributable to noncontrolling interests in consolidated subsidiaries	75,967	5,737	(24,014)
Net income (loss) attributable to Vornado Realty L.P.	108,855	(376,875)	183,539
Preferred unit distributions	(62,231)	(62,231)	(66,035)
Series K preferred unit issuance costs	—	—	(9,033)
NET INCOME (LOSS) attributable to Class A unitholders	$ 46,624	$ (439,106)	$ 108,471
INCOME (LOSS) PER CLASS A UNIT - BASIC:			
Net income (loss) per Class A unit	$ 0.22	$ (2.15)	$ 0.52
Weighted average units outstanding	205,105	205,315	204,728
INCOME (LOSS) PER CLASS A UNIT - DILUTED:			
Net income (loss) per Class A unit	$ 0.22	$ (2.15)	$ 0.51
Weighted average units outstanding	205,956	205,315	205,644

See notes to consolidated financial statements.

VORNADO REALTY L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)	For the Year Ended December 31,		
	2023	**2022**	**2021**
Net income (loss)	$ 32,888	$ (382,612)	$ 207,553
Other comprehensive (loss) income:			
Change in fair value of interest rate swaps and other	(112,051)	190,493	51,338
Other comprehensive (loss) income of nonconsolidated subsidiaries	(8,286)	18,874	10,275
Comprehensive (loss) income	(87,449)	(173,245)	269,166
Less comprehensive loss (income) attributable to noncontrolling interests in consolidated subsidiaries	79,686	3,121	(24,014)
Comprehensive (loss) income attributable to Vornado Realty L.P.	$ (7,763)	$ (170,124)	$ 245,152

See notes to consolidated financial statements.

VORNADO REALTY L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands, except per unit amount)

	Preferred Units		Class A Units Owned by Vornado		Earnings Less Than Distributions	Accumulated Other Comprehensive Income	Non-controlling Interests in Consolidated Subsidiaries	Total Equity
	Units	Amount	Units	Amount				
Balance as of December 31, 2022	48,793	$1,182,459	191,867	$8,376,882	$ (3,894,580)	$ 174,967	$ 236,652	$6,076,380
Net income attributable to Vornado Realty L.P.	—	—	—	—	108,855	—	—	108,855
Net income attributable to redeemable partnership units	—	—	—	—	(3,361)	—	—	(3,361)
Net loss attributable to nonredeemable noncontrolling interests in consolidated subsidiaries	—	—	—	—	—	—	(36,582)	(36,582)
Distributions to Vornado ($0.675 per unit)	—	—	—	—	(129,066)	—	—	(129,066)
Distributions to preferred unitholders (see Note 11 for distributions per unit amounts)	—	—	—	—	(62,116)	—	—	(62,116)
Class A units issued to Vornado:								
Upon redemption of redeemable Class A units, at redemption value	—	—	539	8,489	—	—	—	8,489
Under Vornado's dividend reinvestment plan	—	—	11	146	—	—	—	146
Contributions	—	—	—	—	—	—	24,033	24,033
Distributions	—	—	—	—	—	—	(21,526)	(21,526)
Deferred compensation units and options	—	—	(2)	321	(25)	—	—	296
Repurchase of Class A units owned by Vornado	—	—	(2,024)	(81)	(29,102)	—	—	(29,183)
Other comprehensive loss of nonconsolidated subsidiaries	—	—	—	—	—	(8,286)	—	(8,286)
Change in fair value of interest rate swaps and other	—	—	—	—	—	(112,051)	—	(112,051)
Unearned 2020 Out-Performance Plan and 2019 Performance AO LTIP awards	—	—	—	20,668	—	—	—	20,668
Redeemable Class A unit measurement adjustment	—	—	—	(135,540)	—	(2,574)	—	(138,114)
Noncontrolling interests' share of other comprehensive loss	—	—	—	—	—	13,059	(3,719)	9,340
Deconsolidation of partially owned entity	—	—	—	—	—	—	(2,636)	(2,636)
Balance as of December 31, 2023	48,793	$1,182,459	190,391	$8,270,885	$ (4,009,395)	$ 65,115	$ 196,222	$5,705,286

See notes to consolidated financial statements.

(Amounts in thousands, except per unit amounts)

	Preferred Units		Class A Units Owned by Vornado		Earnings Less Than Distributions	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interests in Consolidated Subsidiaries	Total Equity
	Units	Amount	Units	Amount				
Balance as of December 31, 2021	48,793	$1,182,459	191,724	$8,150,741	$ (3,079,320)	$ (17,534)	$ 278,892	$ 6,515,238
Net loss attributable to Vornado Realty L.P.	—	—	—	—	(376,875)	—	—	(376,875)
Net loss attributable to redeemable partnership units	—	—	—	—	30,376	—	—	30,376
Net income attributable to nonredeemable noncontrolling interests in consolidated subsidiaries	—	—	—	—	—	—	3,931	3,931
Distributions to Vornado ($2.12 per unit)	—	—	—	—	(406,562)	—	—	(406,562)
Distributions to preferred unitholders (see Note 11 for distributions per unit amounts)	—	—	—	—	(62,116)	—	—	(62,116)
Class A units issued to Vornado:								
Upon redemption of redeemable Class A units, at redemption value	—	—	117	3,524	—	—	—	3,524
Under Vornado's employees' share option plan	—	—	—	7	—	—	—	7
Under Vornado's dividend reinvestment plan	—	—	28	878	—	—	—	878
Contributions	—	—	—	—	—	—	5,609	5,609
Distributions	—	—	—	—	—	—	(54,388)	(54,388)
Deferred compensation units and options	—	—	(2)	588	(85)	—	—	503
Other comprehensive income of nonconsolidated subsidiaries	—	—	—	—	—	18,874	—	18,874
Change in fair value of interest rate swaps and other	—	—	—	—	—	190,494	—	190,494
Redeemable Class A unit measurement adjustment	—	—	—	221,145	—	—	—	221,145
Noncontrolling interests' share of other comprehensive income	—	—	—	—	—	(16,866)	2,616	(14,250)
Other	—	—	—	(1)	2	(1)	(8)	(8)
Balance as of December 31, 2022	48,793	$1,182,459	191,867	$8,376,882	$ (3,894,580)	$ 174,967	$ 236,652	$ 6,076,380

See notes to consolidated financial statements.

(Amounts in thousands, except per unit amount)

	Preferred Units		Class A Units Owned by Vornado		Earnings Less Than Distributions	Accumulated Other Comprehensive Loss	Non-controlling Interests in Consolidated Subsidiaries	Total Equity
	Units	Amount	Units	Amount				
Balance as of December 31, 2020	48,793	$ 1,182,339	191,355	$ 8,200,140	$ (2,774,182)	$ (75,099)	$ 414,957	$ 6,948,155
Net income attributable to Vornado Realty L.P.	—	—	—	—	183,539	—	—	183,539
Net income attributable to redeemable partnership units	—	—	—	—	(7,540)	—	—	(7,540)
Net income attributable to nonredeemable noncontrolling interests in consolidated subsidiaries	—	—	—	—	—	—	20,826	20,826
Distributions to Vornado ($2.12 per unit)	—	—	—	—	(406,109)	—	—	(406,109)
Distributions to preferred unitholders (see Note 11 for distributions per unit amounts)	—	—	—	—	(65,880)	—	—	(65,880)
Series O cumulative redeemable preferred units issuance	12,000	291,153	—	—	—	—	—	291,153
Class A units issued to Vornado:								
Upon redemption of redeemable Class A units, at redemption value	—	—	350	14,576	—	—	—	14,576
Under Vornado's employees' share option plan	—	—	1	22	—	—	—	22
Under Vornado's dividend reinvestment plan	—	—	21	877	—	—	—	877
Contributions	—	—	—	—	—	—	4,052	4,052
Distributions	—	—	—	—	—	—	(160,975)	(160,975)
Conversion of Series A preferred units to Class A units	—	(13)	1	13	—	—	—	—
Deferred compensation units and options	—	—	(4)	906	(114)	—	—	792
Other comprehensive income of nonconsolidated subsidiaries	—	—	—	—	—	10,275	—	10,275
Change in fair value of interest rate swaps	—	—	—	—	—	51,337	—	51,337
Unearned 2018 Out-Performance Plan awards acceleration	—	—	—	10,283	—	—	—	10,283
Redeemable Class A unit measurement adjustment	—	—	—	(76,073)	—	—	—	(76,073)
Series K cumulative redeemable preferred units called for redemption	(12,000)	(290,967)	—	—	(9,033)	—	—	(300,000)
Noncontrolling interests' share of other comprehensive income	—	—	—	—	—	(4,048)	—	(4,048)
Other	—	(53)	—	(3)	(1)	1	32	(24)
Balance as of December 31, 2021	48,793	$ 1,182,459	191,724	$ 8,150,741	$ (3,079,320)	$ (17,534)	$ 278,892	$ 6,515,238

See notes to consolidated financial statements.

VORNADO REALTY L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)	For the Year Ended December 31,		
	2023	2022	2021
Cash Flows from Operating Activities:			
Net income (loss)	$ 32,888	$ (382,612)	$ 207,553
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization (including amortization of deferred financing costs)	457,574	526,306	432,594
Distributions of income from partially owned entities	172,873	184,501	214,521
Net gains on disposition of wholly owned and partially owned assets	(71,199)	(100,625)	(50,770)
Real estate impairment losses	45,007	19,098	7,880
Stock-based compensation expense	43,201	29,249	38,329
Equity in net (income) loss of partially owned entities	(38,689)	461,351	(130,517)
Change in deferred tax liability	17,020	14,005	11,243
Amortization of interest rate cap premiums	10,989	430	11
Straight-lining of rents	(8,808)	(46,177)	8,644
Credit losses on investments	8,269	—	—
Amortization of below-market leases, net	(5,268)	(5,178)	(9,249)
Net realized and unrealized (gain) loss on real estate fund investments	(1,861)	2,589	(4,621)
Return of capital from real estate fund investments	1,861	5,141	5,104
Write-off of lease receivables deemed uncollectible	1,008	872	7,695
Defeasance cost in connection with refinancing of mortgage payable	—	—	23,729
Other non-cash adjustments	8,866	2,660	(3,886)
Changes in operating assets and liabilities:			
Real estate fund investments	—	—	(4,474)
Tenant and other receivables	9,379	(4,437)	(187)
Prepaid assets	(12,854)	104,186	30,466
Other assets	(79,110)	(34,615)	(54,716)
Lease liabilities	17,582	15,658	(4,091)
Accounts payable and accrued expenses	10,723	5,718	35,856
Other liabilities	28,701	824	692
Net cash provided by operating activities	648,152	798,944	761,806
Cash Flows from Investing Activities:			
Development costs and construction in progress	(552,701)	(737,999)	(585,940)
Proceeds from maturities of U.S. Treasury bills	468,598	597,499	—
Additions to real estate	(211,899)	(159,796)	(149,461)
Proceeds from sales of real estate	123,519	373,264	100,024
Proceeds from repayment of participation in 150 West 34th Street mortgage loan	105,000	—	—
Investments in partially owned entities	(57,297)	(33,172)	(14,997)
Acquisitions of real estate and other	(33,145)	(3,000)	(3,000)
Proceeds from sale of condominium units at 220 Central Park South	24,484	88,019	137,404
Distributions of capital from partially owned entities	18,869	34,417	106,005
Deconsolidation of cash and restricted cash held by a previously consolidated entity	(14,216)	—	—
Purchase of U.S. Treasury bills	—	(1,066,096)	—
Acquisition of additional 45.0% ownership interest in One Park Avenue (inclusive of $5,806 of prorations and net working capital and net of $39,370 of cash and restricted cash balances consolidated upon acquisition)	—	—	(123,936)
Proceeds from repayments of loans receivable	—	—	1,554
Net cash used in investing activities	(128,788)	(906,864)	(532,347)

See notes to consolidated financial statements.

(Amounts in thousands)	For the Year Ended December 31,		
	2023	2022	2021
Cash Flows from Financing Activities:			
Repayments of borrowings	$ (148,000)	$ (1,251,373)	$ (1,584,243)
Contributions from noncontrolling interests in consolidated subsidiaries	132,701	5,609	4,052
Distributions to Vornado	(129,066)	(406,562)	(406,109)
Distributions to preferred unitholders	(62,116)	(62,116)	(65,880)
Distributions to redeemable security holders and noncontrolling interests in consolidated subsidiaries	(38,970)	(84,699)	(190,876)
Repurchase of Class A units owned by Vornado	(29,183)	—	—
Deferred financing costs	(4,424)	(32,706)	(51,184)
Proceeds received from exercise of Vornado stock options and other	146	885	899
Repurchase of Class A units related to stock compensation agreements and related tax withholdings and other	(25)	(85)	(1,567)
Proceeds from borrowings	—	1,029,773	3,248,007
Purchase of marketable securities in connection with defeasance of mortgage payable	—	—	(973,729)
Redemption of preferred units	—	—	(300,000)
Proceeds from the issuance of preferred units	—	—	291,153
Net cash used in financing activities	(278,937)	(801,274)	(29,477)
Net increase (decrease) in cash and cash equivalents and restricted cash	240,427	(909,194)	199,982
Cash and cash equivalents and restricted cash at beginning of period	1,021,157	1,930,351	1,730,369
Cash and cash equivalents and restricted cash at end of period	$ 1,261,584	$ 1,021,157	$ 1,930,351
Reconciliation of Cash and Cash Equivalents and Restricted Cash:			
Cash and cash equivalents at beginning of period	$ 889,689	$ 1,760,225	$ 1,624,482
Restricted cash at beginning of period	131,468	170,126	105,887
Cash and cash equivalents and restricted cash at beginning of period	$ 1,021,157	$ 1,930,351	$ 1,730,369
Cash and cash equivalents at end of period	$ 997,002	$ 889,689	$ 1,760,225
Restricted cash at end of period	264,582	131,468	170,126
Cash and cash equivalents and restricted cash at end of period	$ 1,261,584	$ 1,021,157	$ 1,930,351

See notes to consolidated financial statements.

(Amounts in thousands)	For the Year Ended December 31,					
		2023		2022		2021
Supplemental Disclosure of Cash Flow Information:						
Cash payments for interest (excluding capitalized interest) and interest rate cap premiums	$	381,410	$	252,371	$	188,587
Cash payments for income taxes	$	10,365	$	7,947	$	9,155
Non-Cash Information:						
Redeemable Class A unit measurement adjustment	$	(138,114)	$	221,145	$	(76,073)
Change in fair value of consolidated interest rate hedges and other		(112,051)		190,494		51,337
Write-off of fully depreciated assets		(82,343)		(278,561)		(123,537)
Accrued capital expenditures included in accounts payable and accrued expenses		52,091		104,750		291,690
Initial investment in Pier 94 joint venture upon contribution of leasehold interest		50,090		—		—
Decrease in assets and liabilities resulting from the deconsolidation of Pier 94:						
Real estate		21,693		—		—
Right-of-use assets		7,081		—		—
Lease liabilities		(20,692)		—		—
Additional estimated lease liability arising from the recognition of right-of-use asset		—		350,000		—
Reclassification of condominium units from "development costs and construction in progress" to "220 Central Park South condominium units ready for sale"		—		32,604		16,014
Reclassification of assets held for sale (included in "other assets")		—		—		80,005
Increase in assets and liabilities resulting from the consolidation of One Park Avenue:						
Real estate		—		—		566,013
Identified intangible assets		—		—		139,545
Mortgages payable		—		—		525,000
Deferred revenue		—		—		18,884
Marketable securities transferred in connection with the defeasance of mortgage payable		—		—		(973,729)
Defeasance of mortgage payable		—		—		950,000

See notes to consolidated financial statements.

1. Organization and Business

Vornado Realty Trust ("Vornado") is a fully-integrated real estate investment trust ("REIT") and conducts its business through, and substantially all of its interests in properties are held by, Vornado Realty L.P. (the "Operating Partnership"), a Delaware limited partnership. Accordingly, Vornado's cash flow and ability to pay dividends to its shareholders are dependent upon the cash flow of the Operating Partnership and the ability of its direct and indirect subsidiaries to first satisfy their obligations to creditors. Vornado is the sole general partner of and owned approximately 91.0% of the common limited partnership interest in the Operating Partnership as of December 31, 2023. All references to the "Company," "we," "us" and "our" mean, collectively, Vornado, the Operating Partnership and those subsidiaries consolidated by Vornado.

We currently own all or portions of:

New York:

- 57 Manhattan operating properties consisting of:
    - 20.4 million square feet of office space in 30 of the properties;
    - 2.4 million square feet of street retail space in 50 of the properties;
    - 1,662 units in five Manhattan residential properties;
- Multiple development sites, including 350 Park Avenue, Sunset Pier 94 Studios and the Hotel Pennsylvania site;
- A 32.4% interest in Alexander's, Inc. ("Alexander's") (NYSE: ALX), which owns five properties in the greater New York metropolitan area, including 731 Lexington Avenue, the 1.1 million square foot Bloomberg, L.P. headquarters building, and The Alexander, a 312-unit apartment tower in Queens;
- Signage throughout the Penn District and Times Square; and
- Building Maintenance Services LLC ("BMS"), a wholly owned subsidiary, which provides cleaning and security services for our buildings and third parties.

Other Real Estate and Investments:

- The 3.7 million square foot THE MART in Chicago;
- A 70% controlling interest in 555 California Street, a three-building office complex in San Francisco's financial district aggregating 1.8 million square feet; and
- Other real estate and investments.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Vornado and the Operating Partnership and their consolidated subsidiaries. All inter-company amounts have been eliminated. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. In addition, certain prior year balances have been reclassified in order to conform to the current period presentation.

Recently Issued Accounting Literature

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04 establishing Accounting Standards Codification ("ASC") Topic 848, *Reference Rate Reform*, and in January 2021, the FASB issued ASU 2021-01, *Reference Rate Reform (Topic 848): Scope* (collectively, "ASC 848"). ASC 848 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASC 848 is optional and may be elected over time as reference rate reform activities occur. We have elected to apply the hedge accounting expedients related to probability and the assessments of effectiveness for future LIBOR-indexed cash flows to assume that the index upon which future hedged transactions will be based matches the index on the corresponding derivatives. Application of these expedients preserves the presentation of derivatives consistent with past presentation. In December 2022, the FASB issued ASU 2022-06, *Deferral of the Sunset Date of Topic 848* ("ASU 2022-06") which was issued to defer the sunset date of ASC 848 to December 31, 2024. ASU 2022-06 is effective immediately for all companies. For our derivatives in hedge accounting relationships, we have utilized the elective relief in ASC 848, allowing for the continuation of hedge accounting through the transition process. As of December 31, 2023, we have transitioned all of our LIBOR-indexed debt and derivatives to SOFR, except for the $500,000,000 mortgage loan on the office condominium of 731 Lexington Avenue, owned by Alexander's Inc. (in which we have a 32.4% interest), which transitioned to the Prime Rate.

2. Basis of Presentation and Significant Accounting Policies - continued

Recently Issued Accounting Literature - continued

In August 2023, the FASB issued ASU 2023-05, *Business Combinations — Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement* ("ASU 2023-05"). ASU 2023-05 addresses the accounting for contributions made to a joint venture, upon formation, in a joint venture's separate financial statements. Prior to the amendment, the FASB did not provide specific authoritative guidance on the initial measurement of assets and liabilities assumed by a joint venture upon its formation. ASU 2023-05 requires a joint venture to recognize and initially measure its assets and liabilities at fair value (with exceptions to fair value measurement that are consistent with the business combinations guidance). ASU 2023-05 is effective for all joint venture formations with a formation date on or after January 1, 2025, with early adoption permitted. During the current reporting period, we adopted ASU 2023-05 for newly formed entities meeting the definition of a joint venture. Historically, our joint ventures have recognized net assets contributed at formation at fair value. Adoption of ASU 2023-05 did not have an impact on our consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 aims to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. The update also requires disclosure regarding the chief operating decision maker and expands the interim segment disclosure requirements. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of ASU 2023-07 on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 requires entities to disclose additional information with respect to the effective tax rate reconciliation and to disclose the disaggregation by jurisdiction of income tax expense and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of ASU 2023-09 on our consolidated financial statements.

Significant Accounting Policies

Real Estate: Real estate is carried at cost, net of accumulated depreciation and amortization. Betterments, major renewals and certain costs directly related to the improvement and leasing of real estate are capitalized. Maintenance and repairs are expensed as incurred. For redevelopment of existing operating properties, the net book value of the existing property under redevelopment plus the cost for the construction and improvements incurred in connection with the redevelopment, including interest and debt expense, are capitalized to the extent the capitalized costs of the property do not exceed the estimated fair value of the redeveloped property when complete. If the cost of the redeveloped property, including the net book value of the existing property, exceeds the estimated fair value of the redeveloped property, the excess is charged to expense. Depreciation is recognized on a straight-line basis over the estimated useful lives of these assets which range from 7 to 40 years. Tenant allowances are amortized on a straight-line basis over the lives of the related leases, which approximate the useful lives of the assets.

Upon the acquisition of real estate, we assess whether the transaction should be accounted for as an asset acquisition or as a business combination. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. Our acquisitions of real estate generally will not meet the definition of a business because substantially all of the fair value is concentrated in a single identifiable asset or group of similar identifiable assets (i.e. land, buildings, and related identified intangible assets).

We assess the fair value of acquired assets (including land, buildings and improvements, identified intangibles, such as acquired above and below-market leases, acquired in-place leases and tenant relationships) and acquired liabilities and we allocate the purchase price based on these assessments which are on a relative fair value basis. We assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known trends, and market/economic conditions. We amortize identified intangibles that have finite lives over the period they are expected to contribute directly or indirectly to the future cash flows of the property or business acquired.

Our properties, including any related right-of-use ("ROU") assets and intangible assets, are individually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists when the carrying amount of an asset exceeds the aggregate projected future cash flows over the anticipated holding period on an undiscounted basis. An impairment loss is measured based on the excess of the property's carrying amount over its estimated fair value. Impairment analyses are based on information available at the time the analyses are prepared. Estimates of future cash flows are subjective and are based, in part, on assumptions regarding future rental revenues, operating expenses, capital expenditures, discount rates and capitalization rates which could differ materially from actual results.

2. Basis of Presentation and Significant Accounting Policies - continued

Significant Accounting Policies - continued

Partially Owned Entities: We consolidate entities in which we have a controlling financial interest. In determining whether we have a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, we consider (i) whether the entity is a variable interest entity ("VIE") in which we are the primary beneficiary or (ii) whether the entity is a voting interest entity in which we have a majority of the voting interests of the entity. We are deemed to be the primary beneficiary of a VIE when we have (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. We generally do not control a partially owned entity if the approval of all of the partners/members is contractually required with respect to decisions that most significantly impact the performance of the partially owned entity. This includes decisions regarding operating/capital budgets, and the placement of new or additional financing secured by the assets of the venture, among others. We account for investments under the equity method when the requirements for consolidation are not met, and we have significant influence over the operations of the investee. Equity method investments are initially recorded at cost and subsequently adjusted for our share of net income or loss and cash contributions and distributions each period. Equity investments that do not qualify for consolidation or equity method accounting are recorded at fair value in accordance with ASC Topic 321, *Investments-Equity Securities* ("ASC 321") or, if fair value is not readily determinable, are initially recognized at cost and subsequently remeasured if there is an orderly transaction in an identical or similar investment of the same issuer or if the investment is impaired.

Investments in unconsolidated partially owned entities are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recorded when there is a decline in the fair value of an investment below its carrying value and we conclude that the decline is other-than-temporary during our intended holding period. An impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value. Impairment analyses are based on information available at the time the analyses are prepared. Estimates of future cash flows are subjective and are based, in part, on assumptions regarding future rental revenues, operating expenses, capital expenditures, discount rates and capitalization rates which could differ materially from actual results.

220 Central Park South Condominium Units Ready For Sale: Our remaining unsold 220 Central Park South ("220 CPS") residential condominium units are recognized in "220 Central Park South condominium units ready for sale". These units have received temporary certificates of occupancy and are carried at the lower of their carrying amount or fair value less costs to sell. We have used the relative sales value method to allocate costs to individual condominium units. GAAP income is recognized when legal title transfers upon closing of the condominium unit sales and is included in "net gains on disposition of wholly owned and partially owned assets" on our consolidated statements of income. As of December 31, 2023 and 2022, none of the 220 CPS condominium units ready for sale had a carrying value that exceeded fair value.

Cash and Cash Equivalents: Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less and are carried at cost, which approximates fair value due to their short-term maturities. The majority of our cash and cash equivalents consists of (i) deposits at major commercial banks, which may at times exceed the Federal Deposit Insurance Corporation limit and (ii) Certificate of Deposits placed through an Account Registry Service.

Restricted Cash: Restricted cash consists of security deposits, cash restricted for the purposes of facilitating a Section 1031 Like-Kind exchange, cash restricted in connection with our deferred compensation plan and cash escrowed under loan agreements, including for debt service, real estate taxes, property insurance, leasing costs and capital improvements.

Deferred Charges: Direct financing costs are deferred and amortized over the terms of the related agreements as a component of interest expense. Direct and incremental costs related to successful leasing activities are capitalized and amortized on a straight-line basis over the lives of the related leases. All other deferred charges are amortized on a straight-line basis, which approximates the effective interest rate method, in accordance with the terms of the agreements to which they relate.

2. Basis of Presentation and Significant Accounting Policies - continued

Significant Accounting Policies - continued

Revenue Recognition:

- Rental revenues include revenues from the leasing of space at our properties to tenants, trade shows, tenant services and parking garage revenues.

  - Revenues from the leasing of space at our properties to tenants include (i) lease components, including fixed and variable lease payments, and nonlease components which include reimbursement of common area maintenance expenses, and (ii) reimbursement of real estate taxes and insurance expenses. As lessor, we have elected to combine the lease and nonlease components of our operating lease agreements and account for the components as a single lease component in accordance with ASC Topic 842, *Leases* ("ASC 842").

    - Revenues from fixed lease payments for operating leases are recognized on a straight-line basis over the non-cancelable term of the lease, together with renewal options that are reasonably certain of being exercised. We commence revenue recognition when the tenant takes possession of the leased space and the leased space is substantially ready for its intended use.

    - Revenues derived from the reimbursement of real estate taxes, insurance expenses and common area maintenance expenses are variable, and are generally recognized in the same period as the related expenses are incurred.

    - We recognize amortization of acquired below-market leases as an increase to rental revenues and amortization of acquired above-market leases as a decrease to rental revenues over the term of the lease (see Note 8 - *Identified Intangible Assets and Liabilities*).

  - Revenues from the operation of trade shows at our properties, primarily derived from booth rentals, are recognized when the trade show booths are made available for use by the exhibitors, in accordance with ASC 842.

  - Revenues derived from sub-metered electric, service elevator, trash removal and other services provided to our tenants at their request are recognized as the services are transferred in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606").

  - Revenues derived from the operations of our parking facilities, which charge hourly or monthly fees to provide parking services to customers, are recognized as the services are transferred in accordance with ASC 606.

- We classify revenues derived from management, leasing and other contractual agreements (including BMS cleaning, engineering and security services) with third parties or with partially owned entities as "fee and other income" and recognize revenue as the services are transferred in accordance with ASC 606.

We evaluate on an individual lease basis whether it is probable that we will collect substantially all amounts due from our tenants and recognize changes in the collectability assessment of our operating leases as adjustments to rental revenue. Management exercises judgment in assessing collectability of tenant receivables and considers payment history, current credit status and publicly available information about the financial condition of the tenant, and other factors. Tenant receivables, including receivables arising from the straight-lining of rents, are written off when management deems that the collectability of substantially all future lease payments from a specific lease is not probable of collection, at which point, the Company will limit future rental revenues to cash received.

2. Basis of Presentation and Significant Accounting Policies - continued

Significant Accounting Policies - continued

Income Taxes: Vornado operates in a manner intended to enable it to continue to qualify as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended. Under those sections, a REIT which distributes at least 90% of its REIT taxable income as a dividend to its shareholders each year and which meets certain other conditions will not be taxed on that portion of its taxable income which is distributed to its shareholders. Vornado distributes to its shareholders 100% of its REIT taxable income and therefore, no provision for Federal income taxes is required. Dividends distributed for the years ended December 31, 2023 and 2022 were characterized, for federal income tax purposes, as ordinary income under Section 199A of the Internal Revenue Code. Dividends distributed for the year ended December 31, 2021 were characterized for federal income tax purposes as 84.2% ordinary income under Section 199A of the Internal Revenue Code and 15.8% qualified dividend income (taxed as long-term capital gain).

We have elected to treat certain consolidated subsidiaries, and may in the future elect to treat newly formed subsidiaries, as taxable REIT subsidiaries pursuant to an amendment to the Internal Revenue Code that became effective January 1, 2001. Taxable REIT subsidiaries may participate in non-real estate related activities and/or perform non-customary services for tenants and are subject to Federal and State income tax at regular corporate tax rates. The Farley Building and our 220 CPS condominium project are held through taxable REIT subsidiaries.

As of December 31, 2023 and 2022, our taxable REIT subsidiaries had deferred tax assets, net of valuation allowances, of $7,557,000 and $7,944,000, respectively, which are included in "other assets" on our consolidated balance sheets. As of December 31, 2023 and 2022, our taxable REIT subsidiaries had deferred tax liabilities of $74,721,000 and $54,597,000, respectively, which are included in "other liabilities" on our consolidated balance sheets. The deferred tax assets relate to net operating loss carry forwards and temporary differences between the book and tax basis of our assets. The deferred tax liabilities relate to temporary differences between the book and tax basis of our assets.

As of December 31, 2023, our taxable REIT subsidiaries have an estimated $162,000,000 of federal net operating loss ("NOL") carryforwards and $259,000,000 of state and local NOL carryforwards, which are reduced by valuation allowances of $144,000,000 for federal NOL carryforwards and $242,000,000 for state and local NOL carryforwards. The NOL carryforwards are subject to certain limitations.

For the year ended December 31, 2023, we recognized $29,222,000 of income tax expense based on an effective tax rate of approximately 47.0%. For the years ended December 31, 2022 and 2021, we recognized $21,660,000 of income tax expense and $10,496,000 of income tax benefit, based on negative effective tax rates of approximately 6.0% and 5.3%, respectively. Income tax (expense) benefit recorded in each of the years primarily relates to our consolidated taxable REIT subsidiaries, and certain state, local, and franchise taxes. The year ended December 31, 2023 included $11,722,000 of income tax expense resulting from book to tax differences (primarily straight-line rent adjustments and depreciation) on our investment in The Farley Building and $2,168,000 of income tax expense recognized on the sale of 220 CPS condominium units. The year ended December 31, 2022 included $13,665,000 of income tax expense resulting from book to tax differences on our investment in The Farley Building and $6,016,000 of income tax expense recognized on the sale of 220 CPS condominium units. The year ended December 31, 2021 included $27,910,000 of income tax benefit recognized by our taxable REIT subsidiaries, $10,868,000 of income tax expense resulting from book to tax differences on our investment in The Farley Building and $5,711,000 of income tax expense recognized on the sale of 220 CPS condominium units. The Company has no uncertain tax positions recognized as of December 31, 2023 and 2022.

The Operating Partnership's partners are required to report their respective share of taxable income on their individual tax returns.

The estimated taxable income attributable to Vornado common shareholders (unaudited) for the years ended December 31, 2023, 2022 and 2021 was approximately $102,903,000, $398,644,000, and $413,026,000, respectively. The book to tax differences between net income (loss) and estimated taxable income primarily result from differences in the income recognition or deductibility of depreciation and amortization, gain or loss from the sale of real estate and other capital transactions, impairment losses, straight-line rent adjustments, stock option expense and repairs expense related to the tangible property regulations.

The net basis of Vornado's assets and liabilities for tax reporting purposes is approximately $1.5 billion lower than the amounts reported in Vornado's consolidated balance sheet as of December 31, 2023.

3. Revenue Recognition

Below is a summary of our revenues by segment. Additional financial information related to these reportable segments for the years ended December 31, 2023, 2022 and 2021 is set forth in Note 23 - *Segment Information.*

(Amounts in thousands)	For the Year Ended December 31, 2023					
	Total		**New York**		**Other**	
Property rentals	$	1,523,890	$	1,222,229	$	301,661 [1]
Trade shows[2]		20,781		—		20,781
Lease revenues[3]		1,544,671		1,222,229		322,442
Tenant services		42,460		31,086		11,374
Parking revenues		20,355		16,502		3,853
Rental revenues		1,607,486		1,269,817		337,669
BMS cleaning fees		141,937		151,608		(9,671) [4]
Management and leasing fees		13,040		13,619		(579)
Other income		48,700		17,114		31,586
Fee and other income		203,677		182,341		21,336
Total revenues	$	1,811,163	$	1,452,158	$	359,005

_____
See notes on following page.

(Amounts in thousands)	For the Year Ended December 31, 2022					
	Total		**New York**		**Other**	
Property rentals	$	1,510,648	$	1,230,851	$	279,797
Trade shows[2]		32,669		—		32,669
Lease revenues[3]		1,543,317		1,230,851		312,466
Tenant services		45,211		33,351		11,860
Parking revenues		19,157		15,979		3,178
Rental revenues		1,607,685		1,280,181		327,504
BMS cleaning fees		137,673		146,530		(8,857) [4]
Management and leasing fees		11,039		11,645		(606)
Other income		43,598		11,086		32,512
Fee and other income		192,310		169,261		23,049
Total revenues	$	1,799,995	$	1,449,442	$	350,553

_____
See notes on following page.

3. Revenue Recognition - continued

(Amounts in thousands)

| | For the Year Ended December 31, 2021 | | |
	Total	New York	Other
Property rentals	$ 1,354,209	$ 1,071,816	$ 282,393
Trade shows[2]	19,482	—	19,482
Lease revenues[3]	1,373,691	1,071,816	301,875
Tenant services	37,449	26,048	11,401
Parking revenues	13,391	11,370	2,021
Rental revenues	1,424,531	1,109,234	315,297
BMS cleaning fees	119,780	126,891	(7,111) [4]
Management and leasing fees	11,725	12,177	(452)
Other income	33,174	9,297	23,877
Fee and other income	164,679	148,365	16,314
Total revenues	$ 1,589,210	$ 1,257,599	$ 331,611

---

(1) 2023 includes the receipt of a $21,350 tenant settlement, of which $6,405 is attributable to noncontrolling interests.
(2) 2022 and 2021 include revenues from The Armory Show. On July 3, 2023, we completed the sale of The Armory Show. See Note 7 - *Dispositions* for further information.
(3) The components of lease revenues were as follows:

| | For the Year Ended December 31, | | |
	2023	2022	2021
Fixed billings	$ 1,387,731	$ 1,376,527	$ 1,277,645
Variable billings	150,045	122,947	108,850
Total contractual operating lease billings	1,537,776	1,499,474	1,386,495
Adjustment for straight-line rents and amortization of acquired below-market leases and other, net	12,756	44,715	(5,109)
Less: write-off of straight-line rent and tenant receivables deemed uncollectible	(5,861)	(872)	(7,695)
Lease revenues	$ 1,544,671	$ 1,543,317	$ 1,373,691

(4) Represents the elimination of BMS cleaning fees related to THE MART and 555 California Street which are included as income in the New York segment.

4. Real Estate Fund Investments

We are the general partner and investment manager of Vornado Capital Partners Real Estate Fund (the "Fund") and own a 25.0% interest in the Fund. The Fund had an initial eight-year term ending February 2019, which has been extended to December 2024, by which time the Fund intends to dispose of its remaining investment and wind down its business. The Fund's three-year investment period ended in July 2013. The Fund is accounted for under ASC Topic 946, *Financial Services – Investment Companies* ("ASC 946") and its investments are reported on its balance sheet at fair value, with changes in value each period recognized in earnings. We consolidate the accounts of the Fund into our consolidated financial statements, retaining the fair value basis of accounting.

Prior to its dissolution on September 29, 2023, we were the general partner and investment manager of the Crowne Plaza Times Square Hotel Joint Venture (the "Crowne Plaza Joint Venture") and owned a 57.1% interest in the joint venture which, prior to the transaction described below, owned the 24.3% interest in the Crowne Plaza Times Square Hotel not owned by the Fund. Through our interests in the Fund and the Crowne Plaza Joint Venture, in total we owned an indirect, minority 32.8% interest in the Crowne Plaza Times Square Hotel.

In June 2020, the Fund and the Crowne Plaza Joint Venture (collectively, the "Crowne Plaza Co-Investors") defaulted on the $274,355,000 non-recourse loan on the Crowne Plaza Times Square Hotel. In 2021, the mezzanine lender to the Crowne Plaza Co-Investors exercised its right under the loan documents and appointed an independent director to certain subsidiaries of the Crowne Plaza Co-Investors. Since then, neither we nor the Fund controlled Crowne Plaza Times Square Hotel nor have we or the Fund been involved in making any operating decisions relating to Crowne Plaza Times Square Hotel. In December 2022, the Fund entered into a Restructuring Support Agreement with certain of its subsidiaries and the lender of the loan on the Crowne Plaza Times Square Hotel, pursuant to which the independent director caused the subsidiaries to enter into a Chapter 11 bankruptcy restructuring process and the Fund agreed to work consensually with such subsidiaries and the lender to effectuate a transfer of ownership of the hotel property through a court supervised auction process, or an equitization of the secured loans held by the lender. On March 21, 2023, the bankruptcy court confirmed the subsidiaries' Chapter 11 plan of reorganization, which became effective on March 31, 2023. Following the Chapter 11 reorganization, neither we nor the Fund have any continuing ownership or other interest in the hotel property. As we have no carrying value or contingent liabilities related to Crowne Plaza, there is no impact to our consolidated financial statements for the year ended December 31, 2023.

As investment manager of the Fund, we are entitled to an incentive allocation after the limited partners have received a preferred return on their invested capital, subject to catch-up and clawback provisions. On December 27, 2023, we made a $14,667,000 payment to the limited partners, net of amounts owed to us, representing a clawback of previously paid incentive allocations.

As of December 31, 2023, we had one real estate fund investment carried at zero on our consolidated balance sheet, $28,815,000 below cost, and had remaining unfunded commitments of $23,074,000, of which our share was $5,769,000.

Below is a summary of income from the Fund and the Crowne Plaza Joint Venture.

(Amounts in thousands)	For the Year Ended December 31,					
		2023		**2022**		**2021**
Previously recorded unrealized loss on exited investments	$	247,575	$	59,396	$	—
Net realized (loss) income on exited investments		(245,714)		(54,255)		1,364
Net unrealized (loss) income on held investments		—		(7,730)		3,257
Net investment (loss) income		(271)		6,130		6,445
Income from real estate fund investments		1,590		3,541		11,066
Less loss (income) attributable to noncontrolling interests in consolidated subsidiaries		12,789		(1,870)		(7,309)
Income from real estate fund investments net of noncontrolling interests in consolidated subsidiaries	$	14,379	$	1,671	$	3,757

The table below summarizes the changes in the fair value of the Fund and the Crowne Plaza Joint Venture.

(Amounts in thousands)	For the Year Ended December 31,			
		2023		**2022**
Beginning balance	$	—	$	7,730
Previously recorded unrealized loss on exited investments		247,575		59,396
Net realized loss on exited investments		(245,714)		(54,255)
Net unrealized loss on held investments		—		(7,730)
Dispositions		(1,861)		(5,141)
Ending balance	$	—	$	—

5. Investments in Partially Owned Entities

Fifth Avenue and Times Square JV

As of December 31, 2023, we own a 51.5% common interest in a joint venture ("Fifth Avenue and Times Square JV") which owns interests in properties located at 640 Fifth Avenue, 655 Fifth Avenue, 666 Fifth Avenue, 689 Fifth Avenue, 697-703 Fifth Avenue, 1535 Broadway and 1540 Broadway (collectively, the "Properties"). The remaining 48.5% common interest in the joint venture is owned by a group of institutional investors (the "Investors"). Our 51.5% common interest in the joint venture represents an effective 51.0% interest in the Properties. The 48.5% common interest in the joint venture owned by the Investors represents an effective 47.2% interest in the Properties.

We also own $1.828 billion aggregate liquidation preference of preferred equity interests in certain of the Properties. The preferred equity has an annual coupon of 4.25% through April 2024, increasing to 4.75% for the subsequent five years and thereafter at a formulaic rate. It can be redeemed under certain conditions on a tax deferred basis.

Fifth Avenue and Times Square JV operates pursuant to a limited partnership agreement (the "Partnership Agreement") among VRLP, a wholly owned subsidiary of VRLP ("Vornado GP") and the Investors. Vornado GP is the general partner of Fifth Avenue and Times Square JV. VRLP is jointly and severally liable with Vornado GP for Vornado GP's obligations under the Partnership Agreement. Pursuant to the Partnership Agreement and the organizational documents of the entities owning the Properties, the Investors or directors of the entities owning the Properties appointed by the Investors, as the case may be, have the right to approve annual business plans and budgets for the Properties and certain other specified major decisions with respect to the Properties and Fifth Avenue and Times Square JV. The Partnership Agreement affords the Investors the right to remove and replace Vornado GP in the event Vornado GP or certain of its affiliates commit fraud or other bad acts in connection with Fifth Avenue and Times Square JV, become bankrupt or insolvent, or default on certain of their respective obligations under the Partnership Agreement (subject to notice and cure periods in certain circumstances). The Partnership Agreement includes (i) remedies for the failure of any partner to make a required capital contribution for necessary expenses and (ii) liquidity provisions, including transfer rights subject to mutual rights of first offer and a mutual buy-sell, customary for similar partnerships. Subject to certain limitations, commencing April 19, 2024, either party may transfer more than 50% or control of their respective interests in Fifth Avenue and Times Square JV or exercise the buy-sell on a Property-by-Property basis. In the event the buy-sell is exercised with respect to any Property in which VRLP holds preferred equity and VRLP is the selling partner in the buy-sell, VRLP may elect whether or not to include its preferred equity in the buy-sell for the Property to be sold.

As of December 31, 2023, the carrying amount of our investment in the joint venture was less than our share of the equity in the net assets of the joint venture by approximately $840,300,000, the basis difference primarily resulting from the non-cash impairment losses recognized in prior periods. Substantially all of this basis difference was allocated, based on our estimates of the fair values of Fifth Avenue and Times Square JV's assets and liabilities, to real estate (land and buildings). We are amortizing the basis difference related to the buildings into earnings as a reduction to depreciation expense over their estimated useful lives.

We receive an annual fee for managing the Properties equal to 2% of the gross revenues from the Properties. In addition, we are entitled to a development fee of 5% of development costs, plus reimbursement of certain costs, for development projects performed by us. We are entitled to 1.5% of development costs, plus reimbursement of certain costs, as a supervisory fee for development projects not performed by us. We provide leasing services for fees calculated based on a percentage of rents, less any commissions paid to third-party real estate brokers, if applicable. We jointly provide leasing services for the retail space with Crown Retail Services LLC, and exclusively provide leasing services for the office space. We recognized property management fee income, included in "fee and other income" on our consolidated statements of income, of $4,587,000, $4,397,000 and $4,297,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

Wholly owned subsidiaries of Vornado provide cleaning, security and engineering services at certain Properties. We recognized income for these services, included in "fee and other income" on our consolidated statements of income, of $4,499,000, $4,571,000 and $3,993,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

We believe, based on comparable fees charged by other real estate companies, that the fees described above are consistent with the market.

On June 14, 2023, the Fifth Avenue and Times Square JV completed a restructuring of the 697-703 Fifth Avenue $421,000,000 non-recourse mortgage loan, which matured in December 2022. The restructured $355,000,000 loan, which had its principal reduced through an application of property-level reserves and funds from the partners, was split into (i) a $325,000,000 senior note, which bears interest at SOFR plus 2.00%, and (ii) a $30,000,000 junior note, which accrues interest at a fixed rate of 4.00%. The restructured loan matures in June 2025, with two one-year and one nine-month as-of-right extension options (March 2028, as fully extended). Any amounts funded for future re-leasing of the property will be senior to the $30,000,000 junior note.

5. Investments in Partially Owned Entities - continued

Alexander's, Inc

As of December 31, 2023, we own 1,654,068 Alexander's common shares, or approximately 32.4% of Alexander's common equity. We manage, develop and lease Alexander's properties pursuant to agreements which expire in March of each year and are automatically renewable. As of December 31, 2023 and 2022, Alexander's owed us an aggregate of $715,000 and $801,000, respectively, pursuant to such agreements.

As of December 31, 2023, the market value ("fair value" pursuant to ASC Topic 820, *Fair Value Measurements* ("ASC 820")) of our investment in Alexander's, based on Alexander's December 31, 2023 closing share price of $213.57, was $353,259,000, or $265,749,000 in excess of the carrying amount on our consolidated balance sheet. As of December 31, 2023, the carrying amount of our investment in Alexander's, excluding amounts owed to us, exceeds our share of the equity in the net assets of Alexander's by approximately $29,524,000. The majority of this basis difference resulted from the excess of our purchase price for the Alexander's common stock acquired over the book value of Alexander's net assets. Substantially all of this basis difference was allocated, based on our estimates of the fair values of Alexander's assets and liabilities, to real estate (land and buildings). We are amortizing the basis difference related to the buildings into earnings as additional depreciation expense over their estimated useful lives. This depreciation is not material to our share of equity in Alexander's net income.

We receive an annual fee for managing Alexander's and all of its properties equal to the sum of (i) $2,800,000, (ii) 2% of the gross revenue from the Rego Park II Shopping Center, (iii) $0.50 per square foot of the tenant-occupied office and retail space at 731 Lexington Avenue, and (iv) $365,000, escalating at 3% per annum, for managing the common area of 731 Lexington Avenue. In addition, we are entitled to a development fee of 6% of development costs, as defined.

We provide Alexander's with leasing services for a fee of 3% of rent for the first ten years of a lease term, 2% of rent for the eleventh through twentieth year of a lease term and 1% of rent for the twenty-first through thirtieth year of a lease term, subject to the payment of rents by Alexander's tenants. In the event third-party real estate brokers are used, our fee increases by 1% and we are responsible for the fees to the third-parties. We are also entitled to a commission upon the sale of any of Alexander's assets equal to 3% of gross proceeds, as defined, for asset sales less than $50,000,000, and 1% of gross proceeds, as defined, for asset sales of $50,000,000 or more.

Wholly owned subsidiaries of Vornado provide cleaning, engineering, security, and garage management services to certain Alexander's properties. During the years ended December 31, 2023, 2022 and 2021, we recognized $4,629,000, $4,601,000 and $4,234,000 of income, respectively, for these services.

On May 19, 2023, Alexander's completed the sale of the Rego Park III land parcel, located in Queens, New York, for $71,060,000, inclusive of consideration for Brownfield tax benefits and reimbursement of costs for plans, specifications and improvements to date. As a result of the sale, we recognized our $16,396,000 share of the net gain and received a $711,000 sales commission from Alexander's, of which $250,000 was paid to a third-party broker.

512 West 22nd Street

On June 28, 2023, a joint venture, in which we have a 55% interest, completed a $129,250,000 refinancing of 512 West 22nd Street, a 173,000 square foot Manhattan office building. The interest-only loan bears a rate of SOFR plus 2.00% in year one and SOFR plus 2.35% thereafter. The loan matures in June 2025 with a one-year extension option subject to debt service coverage ratio, loan-to-value and debt yield requirements. The loan replaces the previous $137,124,000 loan that bore interest at LIBOR plus 1.85% and had an initial maturity of June 2023. In addition, the joint venture entered into a two-year 4.50% interest rate cap arrangement.

825 Seventh Avenue

On July 24, 2023, a joint venture, in which we have a 50% interest, completed a $54,000,000 refinancing of the office condominium of 825 Seventh Avenue, a 173,000 square foot Manhattan office and retail building. The interest-only loan bears a rate of SOFR plus 2.75%, with a 30 basis point reduction available upon satisfaction of certain leasing conditions, and matures in January 2026. The loan replaces the previous $60,000,000 loan that bore interest at LIBOR plus 2.35% and was scheduled to mature in July 2023.

5. Investments in Partially Owned Entities - continued

Sunset Pier 94 Joint Venture

On August 28, 2023, we, together with Hudson Pacific Properties and Blackstone Inc., formed a joint venture ("Pier 94 JV") to develop a 266,000 square foot purpose-built studio campus at Pier 94 in Manhattan ("Sunset Pier 94 Studios"). In connection therewith:

- We contributed our Pier 94 leasehold interest to the joint venture in exchange for a 49.9% common equity interest and an initial capital account of $47,944,000, comprised of (i) the $40,000,000 value of our Pier 94 leasehold interest contribution and (ii) a $7,994,000 credit for pre-development costs incurred. Hudson Pacific Properties ("HPP") and Blackstone Inc. (together, "HPP/BX") received an aggregate 50.1% common equity interest in Pier 94 JV and an initial capital account of $22,976,000 in exchange for (i) a $15,000,000 cash contribution upon the joint venture's formation and (ii) a $7,976,000 credit for pre-development costs incurred. HPP/BX will fund 100% of cash contributions until such time that its capital account is equal to Vornado's, after which equity will be funded in accordance with each partner's respective ownership interest.

- The lease of Pier 94 with the City of New York was amended and restated to allow for the contribution to Pier 94 JV and to remove Pier 92 from the lease's demised premises. The amended and restated lease expires in 2060 with five 10-year renewal options.

- Pier 94 JV closed on a $183,200,000 construction loan facility ($100,000 outstanding as of December 31, 2023) which bears interest at SOFR plus 4.75% and matures in September 2025, with one one-year as-of-right extension option and two one-year extension options subject to certain conditions. VRLP and the other partners provided a joint and several completion guarantee.

The development cost of the project is estimated to be $350,000,000, which will be funded with $183,200,000 of construction financing (described above) and $166,800,000 of equity contributions. Our share of equity contributions will be funded by (i) our $40,000,000 Pier 94 leasehold interest contribution and (ii) $34,000,000 of cash contributions, which are net of an estimated $9,000,000 for our share of development fees and reimbursement for overhead costs incurred by us.

We share control with HPP/BX for major decisions of the joint venture, including decisions regarding development, leasing, operating and capital budgets, and refinancings, and accordingly account for our investment in Pier 94 JV under the equity method.

Upon contribution of the Pier 94 leasehold, we recognized a $35,968,000 net gain primarily due to the step-up of our retained investment in the leasehold interest to fair value. The net gain was included in "net gains on disposition of wholly owned and partially owned assets" on our consolidated statements of income for the year ended December 31, 2023.

Vornado and HPP will jointly serve as co-managing members of Pier 94 JV and will provide development and management services to Pier 94 JV through the construction period and subsequent to substantial completion. Fees earned for these services will be split by Vornado and HPP on a 50/50 basis. BMS, our wholly-owned subsidiary, will provide cleaning, security and other services with respect to Sunset Pier 94 Studios.

5.   Investments in Partially Owned Entities – continued

Below is a schedule of our investments in partially owned entities.

(Amounts in thousands)	Percentage Ownership as of December 31, 2023	Balance as of December 31, 2023	Balance as of December 31, 2022
Investments:			
Fifth Avenue and Times Square JV (see page 90 for details)	51.5%	$ 2,242,972	$ 2,272,320
Partially owned office buildings/land[1]	Various	118,558	182,180
Alexander's (see page 91 for details)	32.4%	87,510	87,796
Other equity method investments[2]	Various	161,518	122,777
		$ 2,610,558	$ 2,665,073
Investments in partially owned entities included in other liabilities[3]:			
7 West 34th Street	53.0%	$ (69,899)	$ (65,522)
85 Tenth Avenue	49.9%	(11,330)	(16,006)
		$ (81,229)	$ (81,528)

_____

(1)   Includes interests in 280 Park Avenue, 650 Madison Avenue, 512 West 22nd Street, 61 Ninth Avenue and others.
(2)   Includes interests in Independence Plaza, Pier 94 JV (see page 92 for details), Rosslyn Plaza and others.
(3)   Our negative basis results from distributions in excess of our investment.

Below is a schedule of income (loss) from partially owned entities.

(Amounts in thousands)	Percentage Ownership as of December 31, 2023	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Our share of net income (loss):				
Fifth Avenue and Times Square JV (see page 90 for details):				
Equity in net income[1]	51.5%	$ 35,209	$ 55,248	$ 47,144
Return on preferred equity, net of our share of the expense		37,416	37,416	37,416
Non-cash impairment loss		—	(489,859)	—
		72,625	(397,195)	84,560
Alexander's (see page 91 for details):				
Equity in net income	32.4%	15,441	18,439	20,116
Management, leasing and development fees		5,238	4,534	5,429
Net gain on sale of land		16,396	—	14,576
		37,075	22,973	40,121
Partially owned office buildings[2][3]	Various	(73,589)	(110,261)	6,384
Other equity method investments[3][4]	Various	2,578	23,132	(548)
		$ 38,689	$ (461,351)	$ 130,517

_____

(1)   2023 includes (i) a $5,120 accrual of default interest which was forgiven by the lender as part of the restructuring of the 697-703 Fifth Avenue loan and is amortized over the remaining term of the restructured loan, reducing future interest expense and (ii) lower income from lease renewals at 697-703 Fifth Avenue and 666 Fifth Avenue, partially offset by a decrease in our share of depreciation and amortization expense compared to the prior year, primarily resulting from non-cash impairment losses recognized in prior periods.
(2)   Includes interests in 280 Park Avenue, 650 Madison Avenue, 7 West 34th Street, 512 West 22nd Street, 61 Ninth Avenue, 85 Tenth Avenue and others.
(3)   In 2023 and 2022, we recognized $50,458 and $93,353, respectively, of impairment losses.
(4)   Includes interests in Independence Plaza, Rosslyn Plaza and others. 2022 includes $17,185 of net gains from dispositions of two investments.

5. Investments in Partially Owned Entities – continued

Below is a summary of the debt of our partially owned entities.

(Amounts in thousands)	Percentage Ownership as of December 31, 2023	Maturity[1]	Weighted Average Interest Rate as of December 31, 2023[2]	100% Partially Owned Entities' Debt[3] as of December 31,	
				2023	2022
Mortgages Payable:					
Partially owned office buildings[4]	Various	2024-2029	5.45%	$ 3,275,098	$ 3,288,977
Alexander's	32.4%	2024-2027	4.48%	1,096,544	1,096,544
Fifth Avenue and Times Square JV	51.5%	2024-2028	5.92%	855,476	921,000
Other[5]	Various	2024-2032	5.16%	1,365,954	1,377,492

_____

(1) Assumes the exercise of as-of-right extension options.
(2) Represents the interest rate in effect as of period end based on the appropriate reference rate as of the contractual reset date plus contractual spread, adjusted for hedging instruments, as applicable.
(3) All amounts are non-recourse to us except (i) the $500,000 mortgage loan on 640 Fifth Avenue, included in the Fifth Avenue and Times Square JV, and (ii) the $300,000 mortgage loan on 7 West 34th Street.
(4) Includes interests in 280 Park Avenue, 650 Madison Avenue, 7 West 34th Street, 512 West 22nd Street, 61 Ninth Avenue, 85 Tenth Avenue and others.
(5) Includes interests in Independence Plaza, Pier 94 JV (see page 92 for details), Rosslyn Plaza and others.

Based on our ownership interest in the partially owned entities above, our pro rata share of the debt of these partially owned entities was $2,654,701,000 and $2,697,226,000 as of December 31, 2023 and 2022, respectively.

Summary of Condensed Combined Financial Information

The following is a summary of condensed combined financial information for all of our partially owned entities.

(Amounts in thousands)	As of December 31,	
	2023	2022
Balance Sheet:		
Assets	$ 11,533,000	$ 12,012,000
Liabilities	7,326,000	7,519,000
Noncontrolling interests	1,907,000	2,095,000
Equity	2,300,000	2,398,000

(Amounts in thousands)	For the Year Ended December 31,		
	2023	2022	2021
Income Statement:			
Total revenue	$ 1,132,000	$ 1,189,000	$ 1,184,000
Net income (loss)	34,000	(404,000)	190,000
Net (loss) income attributable to the entities	(40,000)	(483,000)	114,000

6. 350 Park Avenue

On January 24, 2023, we and the Rudin family ("Rudin") completed agreements with Citadel Enterprise Americas LLC ("Citadel") and with an affiliate of Kenneth C. Griffin, Citadel's Founder and CEO ("KG"), for a series of transactions relating to 350 Park Avenue and 40 East 52nd Street.

Pursuant to the agreements, Citadel master leases 350 Park Avenue, a 585,000 square foot Manhattan office building, on an "as is" basis for ten years, with an initial annual net rent of $36,000,000. Per the terms of the lease, no tenant allowance or free rent was provided. In the first quarter of 2023, we commenced revenue recognition of the master lease. Citadel has also master leased Rudin's adjacent property at 40 East 52nd Street (390,000 square feet).

In addition, we entered into a joint venture with Rudin (the "Vornado/Rudin JV") which was formed to purchase 39 East 51st Street. Upon formation of the KG joint venture described below, 39 East 51st Street will be combined with 350 Park Avenue and 40 East 52nd Street to create a premier development site (collectively, the "Site"). On June 20, 2023, the Vornado/Rudin JV completed the purchase of 39 East 51st Street for $40,000,000, which was funded on a 50/50 basis by Vornado and Rudin.

From October 2024 to June 2030, KG will have the option to either:

• acquire a 60% interest in a joint venture with the Vornado/Rudin JV that would value the Site at $1.2 billion ($900,000,000 to Vornado and $300,000,000 to Rudin) and build a new 1,700,000 square foot office tower (the "Project") pursuant to East Midtown Subdistrict zoning with the Vornado/Rudin JV as developer. KG would own 60% of the joint venture and the Vornado/Rudin JV would own 40% (with Vornado owning 36% and Rudin owning 4% of the joint venture along with a $250,000,000 preferred equity interest in the Vornado/Rudin JV).

  ◦ at the joint venture formation, Citadel or its affiliates will execute a pre-negotiated 15-year anchor lease with renewal options for approximately 850,000 square feet (with expansion and contraction rights) at the Project for its primary office in New York City;
  ◦ the rent for Citadel's space will be determined by a formula based on a percentage return (that adjusts based on the actual cost of capital) on the total Project cost;
  ◦ the master leases will terminate at the scheduled commencement of demolition;

• or, exercise an option to purchase the Site for $1.4 billion ($1.085 billion to Vornado and $315,000,000 to Rudin), in which case the Vornado/Rudin JV would not participate in the new development.

Further, the Vornado/Rudin JV will have the option from October 2024 to September 2030 to put the Site to KG for $1.2 billion ($900,000,000 to Vornado and $300,000,000 to Rudin). For ten years following any put option closing, unless the put option is exercised in response to KG's request to form the joint venture or KG makes a $200,000,000 termination payment, the Vornado/Rudin JV will have the right to invest in a joint venture with KG on the terms described above if KG proceeds with development of the Site.

7. Dispositions

The Armory Show

On July 3, 2023, we completed the sale of The Armory Show, located in New York, for $24,410,000, subject to certain post-closing adjustments, and realized net proceeds of $22,489,000. In connection with the sale, we recognized a net gain of $20,181,000 which is included in "net gains on disposition of wholly owned and partially owned assets" on our consolidated statements of income.

Manhattan Retail Properties Sale

On August 10, 2023, we completed the sale of four Manhattan retail properties located at 510 Fifth Avenue, 148–150 Spring Street, 443 Broadway and 692 Broadway for $100,000,000 and realized net proceeds of $95,450,000. In connection with the sale, we recognized an impairment loss of $625,000 which is included in "impairment losses, transaction related costs and other" on our consolidated statements of income.

220 Central Park South

During the year ended December 31, 2023, we closed on the sale of two condominium units at 220 CPS for net proceeds of $24,484,000 resulting in a financial statement net gain of $14,127,000 which is included in "net gains on disposition of wholly owned and partially owned assets" on our consolidated statements of income. In connection with these sales, $2,168,000 of income tax expense was recognized on our consolidated statements of income.

8. Identified Intangible Assets and Liabilities

The following summarizes our identified intangible assets (primarily in-place and above-market leases) and liabilities (primarily below-market leases).

(Amounts in thousands)	Balance as of December 31,			
	2023		**2022**	
Identified intangible assets:				
Gross amount	$	225,671	$	237,777
Accumulated amortization		(98,589)		(98,139)
Total, net	$	127,082	$	139,638
Identified intangible liabilities (included in deferred revenue):				
Gross amount	$	206,771	$	244,396
Accumulated amortization		(178,282)		(208,592)
Total, net	$	28,489	$	35,804

Amortization of acquired below-market leases, net of acquired above-market leases, resulted in an increase to rental revenues of $5,268,000, $5,178,000 and $9,249,000 for the years ended December 31, 2023, 2022 and 2021, respectively. Estimated annual amortization for each of the five succeeding years commencing January 1, 2024 is below:

(Amounts in thousands)		
2024	$	2,451
2025		964
2026		321
2027		(148)
2028		(47)

Amortization of all other identified intangible assets (a component of depreciation and amortization expense) was $8,342,000, $10,516,000 and $7,330,000 for the years ended December 31, 2023, 2022 and 2021, respectively. Estimated annual amortization for each of the five succeeding years commencing January 1, 2024 is below:

(Amounts in thousands)		
2024	$	6,843
2025		5,810
2026		5,615
2027		5,308
2028		4,173

9. Debt

Secured Debt

150 West 34th Street

On January 9, 2023, our $105,000,000 participation in the $205,000,000 mortgage loan on 150 West 34th Street was repaid, which reduced "other assets" and "mortgages payable, net" on our consolidated balance sheets by $105,000,000.

On October 4, 2023, we completed a $75,000,000 refinancing of 150 West 34th Street, of which $25,000,000 is recourse to the Operating Partnership. The interest-only loan bears a rate of SOFR plus 2.15% and matures in February 2025, with three one-year as-of-right extension options and an additional one-year extension option available subject to satisfying a loan-to-value test. The interest rate on the loan is subject to an interest rate cap arrangement with a SOFR strike rate of 5.00%, which matures in February 2026. The loan replaces the previous $100,000,000 loan, which bore interest at SOFR plus 1.86%.

1290 Avenue of the Americas

On June 29, 2023, we entered into a forward two-year 1.00% SOFR interest rate cap arrangement for the $950,000,000 SOFR plus 1.62% mortgage loan. We made a $63,100,000 up-front payment (of which $18,930,000 is attributable to noncontrolling interests), which was recorded to "other assets" on our consolidated balance sheets. The forward cap was effective upon the November 2023 expiration of the previous 3.89% SOFR interest rate cap.

9. Debt - continued

The following is a summary of our debt:

(Amounts in thousands)	Weighted Average Interest Rate as of December 31, 2023[1]	Balance as of December 31,	
		2023	2022
Mortgages Payable:			
Fixed rate[2]	3.42%	$ 4,518,200	$ 3,570,000
Variable rate[3]	6.23%	1,211,415	2,307,615
Total	4.01%	5,729,615	5,877,615
Deferred financing costs, net and other		(41,595)	(48,597)
Total, net		$ 5,688,020	$ 5,829,018
Unsecured Debt:			
Senior unsecured notes	3.02%	$ 1,200,000	$ 1,200,000
Deferred financing costs, net and other		(6,127)	(8,168)
Senior unsecured notes, net		1,193,873	1,191,832
Unsecured term loan	4.79%	800,000	800,000
Deferred financing costs, net and other		(5,441)	(6,807)
Unsecured term loan, net		794,559	793,193
Unsecured revolving credit facilities	3.87%	575,000	575,000
Total, net		$ 2,563,432	$ 2,560,025

_____

(1) Represents the interest rate in effect as of period end based on the appropriate reference rate as of the contractual reset date plus contractual spread, adjusted for hedging instruments, as applicable. See Note 15 - *Fair Value Measurements* for further information on our consolidated hedging instruments.

(2) Includes variable rate mortgages with interest rates fixed by interest rate swap arrangements and the $950,000 1290 Avenue of the Americas mortgage loan which is subject to a 1.00% SOFR interest rate cap arrangement.

(3) Includes variable rate mortgages subject to interest rate cap arrangements, except for the 1290 Avenue of the Americas mortgage loan discussed above. As of December 31, 2023, $1,034,119 of our variable rate debt is subject to interest rate cap arrangements. The interest rate cap arrangements have a weighted average strike rate of 4.50% and a weighted average remaining term of 10 months.

The net carrying amount of properties collateralizing the above indebtedness amounted to $5.9 billion as of December 31, 2023.

As of December 31, 2023, the principal maturities of mortgages payable and unsecured debt, including as-of-right extension options, for the next five years and thereafter are as follows:

(Amounts in thousands)	Mortgages Payable	Unsecured Debt
Year Ended December 31,		
2024	$ 169,815	$ —
2025	879,800	450,000
2026	525,000	400,000
2027	1,580,000	1,375,000
2028	2,225,000	—
Thereafter	350,000	350,000

10. Redeemable Noncontrolling Interests

Redeemable Noncontrolling Partnership Units

Redeemable noncontrolling partnership units are primarily comprised of Class A Operating Partnership units held by third parties and are recorded at the greater of their carrying amount or redemption value at the end of each reporting period. Changes in the value from period-to-period are charged to "additional capital" in Vornado's consolidated statements of changes in equity and to "partners' capital" on the consolidated balance sheets of the Operating Partnership. Class A units may be tendered for redemption to the Operating Partnership for cash; Vornado, at its option, may assume that obligation and pay the holder either cash or Vornado common shares on a one-for-one basis. Because the number of Vornado common shares outstanding at all times equals the number of Class A units owned by Vornado, the redemption value of each Class A unit is equivalent to the market value of one Vornado common share, and a distribution made to a Class A unitholder is equal to the dividend paid to a Vornado common shareholder.

Below are the details of redeemable noncontrolling partnership units.

(Amounts in thousands, except units and per unit amounts)	Balance as of December 31,		Units Outstanding as of December 31,		Per Unit Liquidation Preference	Preferred or Annual Distribution Rate
Unit Series	**2023**	**2022**	**2023**	**2022**		
Common:						
Class A units held by third parties	$ 480,251 (1)	$ 345,157 (1)	17,000,030	14,416,891	n/a	$ 0.675
Perpetual Preferred/Redeemable Preferred:						
3.25% D-17 Cumulative Redeemable(2)	$ 3,535	$ 3,535	141,400	141,400	$ 25.00	$ 0.8125

(1) As of December 31, 2023 and 2022, the aggregate redemption value of redeemable Class A units of the Operating Partnership, was $480,251,000 and $300,015,000, respectively, based on Vornado's quarter-end closing common share price.
(2) Holders may tender units for redemption to the Operating Partnership for cash at their stated redemption amount; Vornado, at its option, may assume that obligation and pay the holders either cash or Vornado preferred shares on a one-for-one basis. These units are redeemable at Vornado's option at any time.

Below is a table summarizing the activity of redeemable noncontrolling partnership units.

(Amounts in thousands)	For the Year Ended December 31,	
	2023	**2022**
Beginning balance	$ 348,692	$ 590,975
Net income (loss)	3,361	(30,376)
Other comprehensive (loss) income	(9,340)	14,250
Distributions	(10,783)	(30,311)
Redemption of Class A units for Vornado common shares, at redemption value	(8,489)	(3,524)
Redeemable Class A unit measurement adjustment	138,114	(221,145)
Other, net	22,231	28,823
Ending balance	$ 483,786	$ 348,692

Redeemable noncontrolling partnership units exclude our Series G-1 through G-4 convertible preferred units and Series D-13 cumulative redeemable preferred units, as they are accounted for as liabilities in accordance with ASC Topic 480, Distinguishing Liabilities and Equity. Accordingly, the fair value of these units is included as a component of "other liabilities" on our consolidated balance sheets and aggregated $49,386,000 and $49,383,000 as of December 31, 2023 and 2022, respectively. Changes in the value from period-to-period, if any, are charged to "interest and debt expense" on our consolidated statements of income.

Redeemable Noncontrolling Interest in a Consolidated Subsidiary

A consolidated joint venture in which we own a 95% interest, developed and owns the Farley Building (the "Farley Project"). During 2020, a historic tax credit investor (the "Tax Credit Investor") funded $92,400,000 of capital contributions to the Farley Project and on December 22, 2023, the Tax Credit Investor funded an additional $112,668,000 of capital contributions.

The arrangement includes a put option whereby the joint venture may be obligated to purchase the Tax Credit Investor's ownership interest in the Farley Project at a future date. The put price is calculated based on a pre-determined formula. As exercise of the put option is outside of the joint venture's control, the Tax Credit Investor's interest, together with the put option, have been recorded to "redeemable noncontrolling interest in a consolidated subsidiary" on our consolidated balance sheets. The redeemable noncontrolling interest is recorded at the greater of the carrying amount or redemption value at the end of each reporting period. Changes in the value from period-to-period are charged to "additional capital" in Vornado's consolidated statements of changes in equity and to "partners' capital" on the consolidated balance sheets of the Operating Partnership. There was no adjustment required for the years ended December 31, 2023 and 2022.

10. Redeemable Noncontrolling Interests - continued

Redeemable Noncontrolling Interest in a Consolidated Subsidiary - continued

Below is a table summarizing the activity of the redeemable noncontrolling interest in a consolidated subsidiary.

	For the Year Ended December 31,	
(Amounts in thousands)	**2023**	**2022**
Beginning balance	$ 88,040	$ 97,708
Net loss	(39,385)	(9,668)
Contributions	112,668	—
Distributions	(6,661)	—
Ending balance	$ 154,662	$ 88,040

11. Shareholders' Equity/Partners' Capital

Common Shares (Vornado Realty Trust)

As of December 31, 2023, there were 190,390,703 common shares outstanding. During 2023, we paid an aggregate of $129,066,000 of common dividends at an annual rate of $0.675 per share.

Class A Units (Vornado Realty L.P.)

As of December 31, 2023, there were 190,390,703 Class A units outstanding that were held by Vornado. These units are classified as "partners' capital" on the consolidated balance sheets of the Operating Partnership. As of December 31, 2023, there were 17,000,030 Class A units outstanding, that were held by third parties. These units are classified outside of "partners' capital" as "redeemable partnership units" on the consolidated balance sheets of the Operating Partnership (see Note 10 – *Redeemable Noncontrolling Interests*). During 2023, the Operating Partnership paid an aggregate of $129,066,000 of distributions to Vornado at an annual rate of $0.675 per unit.

Share Repurchase Program

On April 26, 2023, our Board of Trustees authorized a share repurchase plan under which Vornado is authorized to repurchase up to $200,000,000 of its outstanding common shares. To the extent Vornado repurchases any of its common shares, in order to fund the common share repurchase and maintain the one-to-one ratio of the number of Vornado common shares outstanding and the number of Class A units owned by Vornado, the Operating Partnership will repurchase from Vornado an equal number of its Class A units at the same price.

Share repurchases may be made from time to time in the open market, through privately negotiated transactions or through other means as permitted by federal securities laws, including through block trades, accelerated share repurchase transactions and/or trading plans intended to qualify under Rule 10b5-1. The timing, manner, price and amount of any repurchases will be determined in Vornado's discretion depending on business, economic and market conditions, corporate and regulatory requirements, prevailing prices for Vornado's common shares, alternative uses for capital and other considerations. The program does not have an expiration date and may be suspended or discontinued at any time and does not obligate Vornado to make any repurchases of its common shares.

During the year ended December 31, 2023, we repurchased 2,024,495 common shares for $29,143,000 at an average price per share of $14.40. As of December 31, 2023, $170,857,000 remained available and authorized for repurchases.

The Operating Partnership repurchased Class A units from Vornado equivalent to the number and price of common shares repurchased by Vornado during the same periods.

11. Shareholders' Equity/Partners' Capital - continued

Preferred Shares/Units

The following table sets forth the details of our preferred shares of beneficial interest and the preferred units of the Operating Partnership outstanding as of December 31, 2023 and 2022. During 2023, we paid $62,116,000 in preferred dividends.

(Amounts in thousands, except share/unit and per share/per unit amounts)

Preferred Shares/Units	Balance	Shares/Units Outstanding	Per Share/Unit Liquidation Preference	Annual Dividend/ Distribution[1]
Convertible Preferred:				
6.5% Series A: authorized 12,902 shares/units[2]	$ 920	12,902	$ 50.00	$ 3.25
Cumulative Redeemable Preferred[3]:				
5.40% Series L: authorized 13,800,000 shares/units	290,306	12,000,000	25.00	1.35
5.25% Series M: authorized 13,800,000 shares/units	308,946	12,780,000	25.00	1.3125
5.25% Series N: authorized 12,000,000 shares/units	291,134	12,000,000	25.00	1.3125
4.45% Series O: authorized 12,000,000 shares/units	291,153	12,000,000	25.00	1.1125
	$ 1,182,459	48,792,902		

_____

(1) Dividends on preferred shares and distributions on preferred units are cumulative and are payable quarterly in arrears.

(2) Redeemable at the option of Vornado under certain circumstances, at a redemption price of 1.9531 common shares/Class A units per Series A preferred share/unit plus accrued and unpaid dividends/distributions through the date of redemption, or convertible at any time at the option of the holder for 1.9531 common shares/ Class A units per Series A preferred share/unit.

(3) Series L and Series M preferred shares/units are redeemable at Vornado's option at a redemption price of $25.00 per share/unit, plus accrued and unpaid dividends/ distributions through the date of redemption. Series N preferred shares/units are redeemable commencing November 2025 and Series O preferred shares/units are redeemable commencing September 2026, each at a redemption price of $25.00 per share/unit.

12. Stock-based Compensation

Vornado's 2023 Omnibus Share Plan provides the Compensation Committee of Vornado's Board of Trustees (the "Compensation Committee") the ability to grant incentive and non-qualified Vornado stock options, restricted Vornado common shares, restricted Operating Partnership units ("LTIP Units"), out-performance plan awards ("OPP Units"), appreciation-only long-term incentive plan units ("AO LTIP Units"), performance conditioned appreciation-only long-term incentive plan units ("Performance AO LTIP Units"), and long-term performance plan units ("LTPP Units") to certain of our employees and officers. Vornado's 2023 Omnibus Share Plan was approved on May 18, 2023, as discussed on the following page.

We account for forfeitures as they occur and any previously recognized compensation cost is reversed in the period that an award is forfeited. Below is a summary of our stock-based compensation expense, a component of "general and administrative" expense on our consolidated statements of income.

(Amounts in thousands)

	For the Year Ended December 31,		
	2023	2022	2021
LTIP Units	$ 22,179	$ 21,086	$ 27,698
Performance AO LTIP Units	11,426	94	219
LTPP Units	7,189	5,145	—
OPP Units	1,992	1,906	8,629
Vornado stock options	162	296	456
Vornado restricted stock	159	292	450
AO LTIP Units	94	430	877
	$ 43,201	$ 29,249	$ 38,329

Below is a summary of unrecognized stock-based compensation expense as of December 31, 2023.

(Amounts in thousands)

	As of December 31, 2023	Weighted-Average Remaining Amortization Period
Performance AO LTIP Units	$ 37,284	2.1
LTIP Units	29,550	1.9
LTPP Units	5,004	1.6
OPP Units	1,206	1.3
	$ 73,044	2.0

12. Stock-based Compensation - continued

On May 18, 2023, our shareholders approved the 2023 Omnibus Share Plan (the "Plan"), which replaced the 2019 Omnibus Share Plan. Under the Plan, awards may be granted up to a maximum 10,800,000 shares, if all awards granted are Full Value awards, as defined in the Plan, and up to 21,600,000 shares, if all of the awards granted are Not Full Value Awards, as defined in the Plan. Full Value Awards are securities that have a value equivalent to the underlying Vornado common share or Class A unit of the Operating Partnership, such as restricted Vornado common shares or LTIP Units. Vornado stock options, AO LTIP Units and Performance AO LTIP Units are Not Full Value Awards; these securities require the payment of an exercise price. As of December 31, 2023, Vornado has approximately 1,217,000 shares available for future grants under the Plan, if all awards granted are Full Value Awards, as defined.

LTPP Units

LTPP Units are multi-year, LTIP units-based performance equity compensation plans. On January 11, 2023, the Compensation Committee approved the 2023 Long-Term Performance Plan ("2023 LTPP"). Awards under the 2023 LTPP are bifurcated between operational performance (50%) and relative performance (50%) measurements and may be earned at specified threshold, target and maximum levels.

The operational component awards may be earned based on Vornado's 2023 operational performance in the following categories:

- FFO, as adjusted per share (75% weighting); and
- ESG performance metrics consisting of greenhouse emissions reductions, GRESB score and Green Building Certification (LEED) achievements (aggregate 25% weighting).

Any LTPP award units tentatively earned based on Vornado's 2023 operational performance are subject to an absolute return modifier pursuant to which such award units are subject to a potential reduction (but not increase) of up to 30% if Vornado's three-year total shareholder return ("TSR") is below specified levels.

Awards under relative components may be earned based on Vornado's three-year TSR, measured against the Dow Jones U.S. Real Estate Office Index (50% weighting) and a Northeast peer group custom index (50% weighting). Awards earned under the relative component of the 2023 LTPP are subject to reductions of up to 30% if Vornado's three-year TSR is below specified levels.

If the designated performance objectives are achieved, awards earned under 2023 LTPP will vest 50% in January 2026 and 50% in January 2027. In addition, the Chief Executive Officer is required to hold any earned and vested awards for three years following each such vesting date and all other award recipients are required to hold such awards for one year following each such vesting date. Dividends on awards granted under the 2023 LTPP accrue during the applicable performance period and are paid to participants if awards are ultimately earned based on the achievement of the designated performance objectives.

LTPP Units granted during the years ended December 31, 2023 and 2022 had grant date fair values of $9,491,000 and $7,847,000, respectively. During the years ended December 31, 2023 and 2022, $4,670,000 and $4,033,000, respectively, was immediately expensed on the respective grant date due to acceleration of vesting for employees who are retirement eligible (have reached age 65 or age 60 with at least 20 years of service).

OPP Units

OPP Units are multi-year, performance-based equity compensation plans under which participants have the opportunity to earn a class of units of the Operating Partnership if, and only if, Vornado outperforms a predetermined TSR and/or outperforms the market with respect to a relative TSR during the four-year performance period. OPP units, if earned, become convertible into Class A units of the Operating Partnership (and ultimately into Vornado common shares) following vesting.

OPP units granted during the year ended December 31, 2021 had a total notional value of $30,000,000 and a fair value of $9,950,000, of which $6,140,000 was immediately expensed on the grant date due to acceleration of vesting for employees who are retirement eligible (have reached age 65 or age 60 with at least 20 years of service).

On March 30, 2023, the outstanding OPP Units issued in 2020 were forfeited as the requirements were not satisfied.

12. Stock-based Compensation – continued

Vornado Stock Options

Vornado stock options are granted at an exercise price equal to the average of the high and low market price of Vornado's common shares on the NYSE on the date of grant, generally vest over four years and expire ten years from the date of grant. Compensation expense related to Vornado stock option awards is recognized on a straight-line basis over the vesting period.

Below is a summary of Vornado's stock option activity for the year ended December 31, 2023.

	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding as of December 31, 2022	176,705	$	65.35	
Forfeited	(1,058)		52.30	
Expired	(17,546)		64.56	
Outstanding as of December 31, 2023	158,101	$	65.52	4.17
Options exercisable as of December 31, 2023	144,361	$	66.78	3.99

There were no Vornado stock options granted during the years ended December 31, 2023, 2022 and 2021.

There were no Vornado stock options exercised during the year ended December 31, 2023. Cash received from Vornado stock option exercises for the years ended December 31, 2022 and 2021 was $7,000 and $22,000, respectively. The total intrinsic value of Vornado stock options exercised during the years ended December 31, 2022 and 2021 was $842 and $5,500, respectively. As of December 31, 2023, the aggregate intrinsic value of outstanding and exercisable Vornado stock options was $0.

Performance AO LTIP Units

Performance AO LTIP Units are AO LTIP Units that require the achievement of certain performance conditions by a specified date or they are forfeited. If the performance conditions are met, once vested, the awards may be converted into Class A Operating Partnership units in the same manner as AO LTIP Units until ten years from the date of grant.

On January 14, 2023, the outstanding Performance AO LTIP Units issued in 2019 expired as the performance conditions were not satisfied.

On June 29, 2023, the Committee granted 14,368,750 Performance AO LTIP Units to a broad group of employees of the Company including its named executive officers (as identified in the Company's proxy statement for its 2023 Annual Meeting of Shareholders). Each Performance AO LTIP Unit is potentially convertible into a number of Class A Units, determined by reference to the excess of the closing market price of Vornado common shares on the NYSE on the date of conversion over $16.87. The Performance AO LTIP Units can be converted until the 10th anniversary of the grant date, subject to satisfaction of the vesting and performance conditions described below.

The Performance AO LTIP Units will vest with respect to 20% on the 3rd anniversary of the Grant Date, and the remaining 80% will vest on the 4th anniversary of the Grant Date, subject to the recipient's continued employment with the Company, and subject to the following performance conditions:

- No Performance AO LTIP Units are earned if the Applicable Price (defined below) is less than $21.0875 per share.

- At an Applicable Price of $21.0875 per share (a 25% increase above the Grant Date share price), 33% of the Performance AO LTIP Units are earned.

- At an Applicable Price of $25.3050 per share (a 50% increase above the Grant Date share price), 67% of the Performance AO LTIP Units are earned.

- At an Applicable Price of $29.5225 per share (a 75% increase above the Grant Date share price), 100% of the Performance AO LTIP Units are earned.

Linear interpolation applies for Applicable Prices between $21.0875 and $29.5225. "Applicable Price" means the highest average consecutive 20-trading day closing share price for Vornado's common shares during the 10 years following the Grant Date.

12. Stock-based Compensation – continued

Performance AO LTIP Units - continued

Performance AO LTIP Units granted during the year ended December 31, 2023 had a fair value of $48,710,000. The fair value of each Performance AO LTIP Unit granted is estimated on the date of grant using an option-pricing model with the following weighted-average assumptions for grants in the year ended December 31, 2023:

	As of December 31, 2023
Expected volatility	33%
Risk free interest rate	4%
Expected dividend yield	6%

Below is a summary of Performance AO LTIP Units activity for the year ended December 31, 2023.

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding as of December 31, 2022	496,762	$ 62.62	
Expired	(496,762)	62.62	
Granted	14,368,750	16.87	
Outstanding as of December 31, 2023	14,368,750	$ 16.87	9.5
Options exercisable as of December 31, 2023	—	$ —	—

As of December 31, 2023, the aggregate intrinsic value of outstanding Performance AO LTIP Units was $153,748,000.

AO LTIP Units

AO LTIP Units are a class of partnership interests in the Operating Partnership that are intended to qualify as "profits interests" for federal income tax purposes and generally only allow the recipient to realize value to the extent the fair market value of a Vornado common share exceeds the threshold level set at the time the AO LTIP Units are granted, subject to any vesting conditions applicable to the award. The threshold level is intended to be equal to 100% of the then fair market value of a Vornado common share on the date of grant. The value of vested AO LTIP Units is realized through conversion of the AO LTIP Units into Class A Operating Partnership units. AO LTIP Units have a term of ten years from the grant date. Each holder will generally receive special income allocations in respect of an AO LTIP Unit equal to 10% (or such other percentage specified in the applicable award agreement) of the income allocated in respect of a Class A Unit. Upon conversion of AO LTIP Units to Class A Units, holders will be entitled to receive in respect of each such AO LTIP Unit, on a per unit basis, a special distribution equal to 10% (or such other percentage specified in the applicable award agreement) of the distributions received by a holder of an equivalent number of Class A Units during the period from the grant date of the AO LTIP Units through the date of conversion.

Below is a summary of AO LTIP Units activity for the year ended December 31, 2023.

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term
Outstanding as of December 31, 2022	565,664	$ 59.93	
Forfeited	(3,797)	52.40	
Expired	(20,053)	59.62	
Outstanding as of December 31, 2023	541,814	$ 59.99	5.24
Options exercisable as of December 31, 2023	499,882	$ 60.63	5.16

There were no AO LTIP Units granted during the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023, the aggregate intrinsic value of outstanding and exercisable AO LTIP Units was $0.

12. Stock-based Compensation – continued

LTIP Units

LTIP Units are granted at the average of the high and low market price of Vornado's common shares on the NYSE on the date of grant, generally vest over a period of three to four years, and are subject to a taxable book-up event, as defined. Compensation expense related to LTIP Units is recognized ratably over the vesting period using a graded vesting attribution model. Distributions paid on unvested LTIP Units amounted to $1,302,000, $2,197,000 and $2,634,000 in the years ended December 31, 2023, 2022 and 2021, respectively.

On June 29, 2023, the Committee granted 2,394,801 LTIP Units to a broad group of employees of the Company including its named executive officers (as identified in the Company's proxy statement for its 2023 Annual Meeting of Shareholders). The LTIP Units vest in two equal installments on the 3rd and 4th anniversaries of the grant date, respectively, subject to the recipient's continued employment with the Company as of such dates, with each vesting tranche subject to an additional one-year post-vesting transfer restriction. The fair value of each LTIP Unit was based on the market value of Vornado's common shares on the grant date less a discount for post-vesting transfer restrictions.

Below is a summary of restricted LTIP unit activity for the year ended December 31, 2023.

Unvested Units	Units	Weighted-Average Grant-Date Fair Value
Unvested as of December 31, 2022	985,916	$ 49.41
Granted	3,110,000	14.62
Vested	(825,882)	45.04
Forfeited	(59,875)	27.15
Unvested as of December 31, 2023	3,210,159	17.24

LTIP Units granted in 2023, 2022 and 2021 had a fair value of $45,468,000, $15,446,000 and $26,194,000, respectively. The fair value of LTIP Units that vested during the years ended December 31, 2023, 2022 and 2021 was $37,198,000, $25,158,000 and $36,541,000, respectively.

Vornado Restricted Stock

Vornado restricted stock awards are granted at the average of the high and low market price of Vornado's common shares on the NYSE on the date of grant and generally vest over four years. Compensation expense related to Vornado's restricted stock awards is recognized on a straight-line basis over the vesting period. Dividends paid on unvested Vornado restricted stock are charged directly to retained earnings and amounted to $2,000, $18,000 and $35,000 for the years ended December 31, 2023, 2022 and 2021, respectively.

Below is a summary of Vornado's restricted stock activity for the year ended December 31, 2023.

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested as of December 31, 2022	8,379	$ 55.64
Vested	(5,093)	57.17
Forfeited	(239)	53.31
Unvested as of December 31, 2023	3,047	53.26

There were no Vornado restricted stock awards granted during the years ended December 31, 2023, 2022 and 2021. The fair value of restricted stock that vested during the years ended December 31, 2023, 2022 and 2021 was $291,000, $428,000 and $567,000, respectively.

13. Income (Loss) Per Share/Income (Loss) Per Class A Unit

Vornado Realty Trust

Basic net income (loss) per common share is computed by dividing (i) net income (loss) attributable to common stockholders after allocation of dividends and undistributed earnings to participating securities by (ii) the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the dilutive impact of potential common shares and is computed after allocation of earnings to participating securities. Vornado's participating securities include unvested restricted common shares. Employee stock options, OPP Units, AO LTIP Units, Performance AO LTIP Units and LTPP Units are included in the calculation of diluted income per share using the treasury stock method, if the effect is dilutive. Series A convertible preferred shares, Series G-1 through G-4 convertible preferred units, and Series D-13 redeemable preferred units, are included in the calculation of diluted income per share using the if-converted method, if the effect is dilutive. Net income (loss) is allocated to redeemable Class A units of the Operating Partnership on a one-for-one basis with Vornado common shares. As such, redemption of these units for Vornado common shares would not have a dilutive effect on income (loss) per common share.

(Amounts in thousands, except per share amounts)	For the Year Ended December 31,		
	2023	**2022**	**2021**
Numerator:			
Net income (loss) attributable to Vornado	$ 105,494	$ (346,499)	$ 175,999
Preferred share dividends	(62,116)	(62,116)	(65,880)
Series K preferred share issuance costs	—	—	(9,033)
Net income (loss) attributable to common shareholders	43,378	(408,615)	101,086
Distributions and earnings allocated to unvested participating securities	(2)	(18)	(34)
Numerator for basic and diluted income (loss) per common share	$ 43,376	$ (408,633)	$ 101,052
Denominator:			
Denominator for basic income (loss) per common share - weighted average shares	191,005	191,775	191,551
Effect of dilutive securities[1]:			
Share-based awards	851	—	571
Denominator for diluted income (loss) per common share - weighted average shares and assumed conversions	191,856	191,775	192,122
Income (loss) per common share:			
Basic	$ 0.23	$ (2.13)	$ 0.53
Diluted	$ 0.23	$ (2.13)	$ 0.53

---

(1) The calculation of diluted income (loss) per common share for the years ended December 31, 2023, 2022, and 2021 excluded weighted average potential common shares of 3,458, 1,706, and 164, respectively, as their effect was antidilutive.

13. Income (Loss) Per Share/Income (Loss) Per Class A Unit – continued

Vornado Realty L.P.

Basic net income (loss) per Class A unit is computed by dividing (i) net income (loss) attributable to Class A unitholders after allocation of distributions and undistributed earnings to participating securities by (ii) the weighted average number of Class A units outstanding for the period. Diluted earnings per share reflects the dilutive impact of potential Class A units and is computed after allocation of earnings to participating securities. VRLP's participating securities include unvested LTIP Units and LTPP Units for which the applicable performance vesting conditions were satisfied. Equity awards subject to market and/or performance vesting conditions, including Vornado stock options, OPP Units, AO LTIP Units, Performance AO LTIP Units and LTPP Units, are included in the calculation of diluted income per Class A unit using the treasury stock method. Convertible securities, including Series A convertible preferred shares, Series G-1 through G-4 convertible preferred units, and Series D-13 redeemable preferred units, are included in the calculation of diluted income per Class A unit using the if-converted method, if dilutive.

(Amounts in thousands, except per unit amounts)		For the Year Ended December 31,		
		2023	**2022**	**2021**
Numerator:				
Net income (loss) attributable to Vornado Realty L.P.	$	108,855	$ (376,875)	$ 183,539
Preferred unit distributions		(62,231)	(62,231)	(66,035)
Series K preferred unit issuance costs		—	—	(9,033)
Net income (loss) attributable to Class A unitholders		46,624	(439,106)	108,471
Distributions and earnings allocated to participating securities		(1,323)	(2,215)	(2,668)
Numerator for basic and diluted income (loss) per Class A unit	$	45,301	$ (441,321)	$ 105,803
Denominator:				
Denominator for basic income (loss) per Class A unit – weighted average units		205,105	205,315	204,728
Effect of dilutive securities[1]:				
Unit-based awards		851	—	916
Denominator for diluted income (loss) per Class A unit – weighted average units and assumed conversions		205,956	205,315	205,644
Income (loss) per Class A unit:				
Basic	$	0.22	$ (2.15)	$ 0.52
Diluted	$	0.22	$ (2.15)	$ 0.51

_____

(1) The calculation of diluted income (loss) per Class A unit for the years ended December 31, 2023, 2022, and 2021 excluded weighted average potential Class A units of 3,458, 1,706, and 164, respectively, as their effect was antidilutive.

14. Variable Interest Entities

Unconsolidated VIEs

As of December 31, 2023 and 2022, we had several unconsolidated VIEs. We do not consolidate these entities because we are not the primary beneficiary and the nature of our involvement in the activities of these entities does not give us power over decisions that significantly affect these entities' economic performance. We account for our investment in these entities under the equity method (see Note 5 – *Investments in Partially Owned Entities*). As of December 31, 2023 and 2022, the carrying amount of assets related to our unconsolidated VIEs was $109,220,000 and $68,223,000, respectively, included in "investments in partially owned entities" on our consolidated balance sheets. Our maximum exposure to loss from our unconsolidated VIEs as of December 31, 2023 and 2022 was $196,394,000 and $68,223,000, respectively, which includes our completion guarantee provided to the lender of the Pier 94 JV in 2023.

Consolidated VIEs

Our most significant consolidated VIEs are the Operating Partnership (for Vornado), the Farley joint venture and certain properties that have noncontrolling interests. These entities are VIEs because the noncontrolling interests do not have substantive kick-out or participating rights. We consolidate these entities because we control all significant business activities.

As of December 31, 2023, the total assets and liabilities of our consolidated VIEs, excluding the Operating Partnership, were $4,901,150,000 and $2,735,826,000 respectively. As of December 31, 2022, the total assets and liabilities of our consolidated VIEs, excluding the Operating Partnership, were $4,423,995,000 and $2,345,726,000, respectively.

15. Fair Value Measurements

ASC 820 defines fair value and establishes a framework for measuring fair value. The objective of fair value is to determine the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities as well as certain U.S. Treasury securities that are highly liquid and are actively traded in secondary markets; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, we utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as consider counterparty credit risk in our assessment of fair value. Considerable judgment is necessary to interpret Level 2 and 3 inputs in determining the fair value of our financial and non-financial assets and liabilities. Accordingly, our fair value estimates, which are made at the end of each reporting period, may be different than the amounts that may ultimately be realized upon sale or disposition of these assets.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities that are measured at fair value on our consolidated balance sheets consist of (i) investments in U.S. Treasury bills (classified as available-for-sale), (ii) the assets in our deferred compensation plan (for which there is a corresponding liability on our consolidated balance sheets), (iii) loans receivable for which we have elected the fair value option under ASC Subtopic 825-10, *Financial Instruments* ("ASC 825-10"), (iv) interest rate swaps and caps and (v) mandatorily redeemable instruments (Series G-1 through G-4 convertible preferred units and Series D-13 cumulative redeemable preferred units). The tables below aggregate the fair values of these financial assets and liabilities by their levels in the fair value hierarchy.

(Amounts in thousands)	As of December 31, 2023			
	Total	Level 1	Level 2	Level 3
Deferred compensation plan assets ($26,363 included in restricted cash and $78,883 in other assets)	$ 105,246	$ 58,956	$ —	$ 46,290
Loans receivable (included in investments in partially owned entities)	32,984	—	—	32,984
Interest rate swaps and caps designated as a hedge (included in other assets)	138,772	—	138,772	—
Interest rate caps not designated as a hedge (included in other assets)	4,154	—	4,154	—
Total assets	$ 281,156	$ 58,956	$ 142,926	$ 79,274
Mandatorily redeemable instruments (included in other liabilities)	$ 49,386	$ 49,386	$ —	$ —
Interest rate swaps designated as a hedge (included in other liabilities)	7,239	—	7,239	—
Interest rate caps not designated as a hedge (included in other liabilities)	4,092	—	4,092	—
Total liabilities	$ 60,717	$ 49,386	$ 11,331	$ —

(Amounts in thousands)	As of December 31, 2022			
	Total	Level 1	Level 2	Level 3
Investments in U.S. Treasury bills[1]	$ 471,962	$ 471,962	$ —	$ —
Deferred compensation plan assets ($7,763 included in restricted cash and $88,559 in other assets)	96,322	57,406	—	38,916
Loans receivable ($50,091 included in investments in partially owned entities and $4,306 in other assets)	54,397	—	—	54,397
Interest rate swaps and caps designated as a hedge (included in other assets)	183,804	—	183,804	—
Interest rate caps not designated as a hedge (included in other assets)	5,994	—	5,994	—
Total assets	$ 812,479	$ 529,368	$ 189,798	$ 93,313
Mandatorily redeemable instruments (included in other liabilities)	$ 49,383	$ 49,383	$ —	$ —
Interest rate caps not designated as a hedge (included in other liabilities)	2,741	—	2,741	—
Total liabilities	$ 52,124	$ 49,383	$ 2,741	$ —

_____

[1] During the year ended December 31, 2023, we realized proceeds of $477,000 from maturing U.S. Treasury bills.

15. Fair Value Measurements - continued

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis - continued

Deferred Compensation Plan Assets

Deferred compensation plan assets that are classified as Level 3 consist of investments in limited partnerships and investment funds, which are managed by third parties. We receive quarterly financial reports that provide net asset values on a fair value basis from a third-party administrator, which are compiled from the quarterly reports provided to them from each limited partnership and investment fund. The period of time over which these underlying assets are expected to be liquidated is unknown. The third-party administrator does not adjust these values in determining our share of the net assets and we do not adjust these values when reported in our consolidated financial statements.

The table below summarizes the changes in the fair value of deferred compensation plan assets that are classified as Level 3.

(Amounts in thousands)	For the Year Ended December 31,			
		2023		2022
Beginning balance	$	38,916	$	45,016
Purchases		7,855		4,507
Sales		(5,080)		(9,941)
Realized and unrealized gains (losses)		982		(3,781)
Other, net		3,617		3,115
Ending balance	$	46,290	$	38,916

Loans Receivable

Loans receivable consist of loan investments in real estate related assets for which we have elected the fair value option under ASC 825-10. These investments are classified as Level 3.

Significant unobservable quantitative inputs used in determining the fair value of each investment include capitalization rates and discount rates. These rates are based on the location, type and nature of each property, current and anticipated market conditions, industry publications and from the experience of our Acquisitions and Capital Markets departments. Significant unobservable quantitative inputs in the table below were utilized in determining the fair value of these loans receivable.

	As of	
	December 31, 2023	December 31, 2022
Unobservable quantitative inputs (range and weighted average):		
Discount rates	8.0%	7.5%
Terminal capitalization rates	5.5%	5.5%

The table below summarizes the changes in fair value of loans receivable that are classified as Level 3.

(Amounts in thousands)	For the Year Ended December 31,			
		2023		2022
Beginning balance	$	54,397	$	50,182
Credit losses		(26,155) [1]		—
Interest accrual		5,153		4,748
Paydowns		(411)		(533)
Ending balance	$	32,984	$	54,397

---

[1] Includes a $21,114 impairment loss on advances made for our interest in a joint venture, resulting from a decline in the value of the underlying building. The loss was included in "income (loss) from partially owned entities" on our consolidated statements of income for the year ended December 31, 2023.

15. Fair Value Measurements - continued

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis - continued

Derivatives and Hedging

We use derivative instruments principally to reduce our exposure to interest rate increases. We do not enter into or hold derivative instruments for speculative trading purposes. We recognize the fair values of all derivatives in "other assets" or "other liabilities" on our consolidated balance sheets. Changes in the fair value of our cash flow hedges are recognized in other comprehensive income until the hedged item is recognized in earnings. Reported net income and equity may increase or decrease prospectively, depending on future levels of interest rates and other variables affecting the fair values of hedging instruments and hedged items, but will have no effect on cash flows. Cash payments and receipts related to our interest rate hedges are classified as operating activities and included within our disclosure of cash paid for interest on our consolidated statements of cash flows, consistent with the classification of the hedged interest payments.

The following table summarizes our consolidated hedging instruments, all of which hedge variable rate debt, as of December 31, 2023 and 2022, respectively.

(Amounts in thousands)	As of December 31, 2023					As of December 31, 2022
	Notional Amount	All-In Swapped Rate	Swap/Cap Expiration Date	Fair Value Asset	Fair Value Liability	Fair Value Asset
Interest rate swaps:						
555 California Street mortgage loan:						
In-place swap	$ 840,000 [1]	2.29%	05/24	$ 15,494	$ —	$ 49,888
Forward swap (effective 05/24)	840,000 [1]	6.03%	05/26	—	6,091	—
770 Broadway mortgage loan	700,000	4.98%	07/27	20,306	—	29,226
PENN 11 mortgage loan:						
In-place swap	500,000	2.22%	03/24	4,702	—	26,587
Forward swap (effective 03/24)	250,000 [2]	6.34%	10/25	—	1,148	—
Unsecured revolving credit facility	575,000	3.87%	08/27	17,064	—	24,457
Unsecured term loan[3]	700,000	4.52%	(3)	11,089	—	21,024
100 West 33rd Street mortgage loan	480,000	5.06%	06/27	3,550	—	6,886
888 Seventh Avenue mortgage loan	200,000 [4]	4.76%	09/27	4,340	—	6,544
4 Union Square South mortgage loan	98,200 [5]	3.74%	01/25	2,327	—	4,050
Interest rate caps:						
1290 Avenue of the Americas mortgage loan	950,000	(6)	11/25	53,784	—	7,590
One Park Avenue mortgage loan	525,000	(7)	03/25	5,297	—	5,472
Various mortgage loans				819	—	2,080
				$ 138,772	$ 7,239	$ 183,804

(1) Represents our 70.0% share of the $1.2 billion mortgage loan. In March 2023, we entered into the forward swap arrangement detailed above.
(2) In January 2024, we entered into a forward swap arrangement for the remaining $250,000 balance of the $500,000 PENN 11 mortgage loan which is effective upon the March 2024 expiration of the current in-place swap. Together with the forward swap above, the loan will bear interest at an all-in swapped rate of 6.28% effective March 2024 through October 2025.
(3) Represents the aggregate fair value of various interest rate swap arrangements to hedge interest payments on our unsecured term loan, which matures in December 2027. The impact of these interest rate swap arrangements is detailed below:

	Swapped Balance	All-In Swapped Rate	Unswapped Balance (bears interest at S+129)
Through 07/25	$ 700,000	4.52%	$ 100,000
07/25 through 10/26	550,000	4.35%	250,000
10/26 through 08/27	50,000	4.03%	750,000

2022 includes the fair value of a $100,000 notional swap which expired in October 2023.

(4) The remaining $59,800 mortgage loan balance bears interest at a floating rate of SOFR plus 1.80% (7.14% as of December 31, 2023).
(5) The remaining $21,800 mortgage loan balance bears interest at a floating rate of SOFR plus 1.50% (6.84% as of December 31, 2023).
(6) Current SOFR strike rate of 1.00%. In connection with the arrangement, we made a $63,100 up-front payment, of which $18,930 was attributable to noncontrolling interests. See Note 9 - *Debt* for further information.
(7) Current SOFR cap strike rate of 3.89%. In March 2023, we entered into a forward cap arrangement which is effective upon the March 2024 expiration of the current in-place cap and expires in March 2025. The forward cap has a SOFR strike rate of 3.89%.

15. Fair Value Measurements - continued

Fair Value Measurements on a Nonrecurring Basis

During the years ended December 31, 2023 and 2022, we recognized impairment losses on certain real estate investments. The following table sets forth the details of our impairment losses.

(Amounts in thousands)	As of and For The Years Ended			
	December 31, 2023		December 31, 2022	
	Aggregate Fair Value	Impairment Losses	Aggregate Fair Value	Impairment Losses
Consolidated real estate assets	$ 55,097	$ 45,007 [1]	$ 80,008	$ 19,098
Investments in partially owned entities	21,473	29,344 [2]	2,272,320	583,212 [3]
	$ 76,570	$ 74,351	$ 2,352,328	$ 602,310

[1] Includes $22,176 attributable to noncontrolling interests.
[2] Excludes a $21,114 impairment loss on advances made for our interest in a joint venture.
[3] Includes $6,822 attributable to noncontrolling interests.

The fair value of these assets was measured using discounted cash flow analyses and level 3 inputs. Significant unobservable quantitative inputs in the table below were utilized in determining the fair value of these real estate assets.

	As of			
	December 31, 2023		December 31, 2022	
Unobservable Quantitative Input	Range	Weighted Average	Range	Weighted Average
Discount rates	7.50% - 8.00%	7.99%	7.50% - 8.00%	7.52%
Terminal capitalization rates	5.50%	5.50%	4.75% - 5.50%	4.78%

Financial Assets and Liabilities not Measured at Fair Value

Financial assets and liabilities that are not measured at fair value on our consolidated balance sheets include cash equivalents (primarily money market funds, which invest in obligations of the United States government) and our secured and unsecured debt. Estimates of the fair value of these instruments are determined by the standard practice of modeling the contractual cash flows required under the instrument and discounting them back to their present value at the appropriate current risk adjusted interest rate, which is provided by a third-party specialist. For floating rate debt, we use forward rates derived from observable market yield curves to project the expected cash flows we would be required to make under the instrument. The fair value of cash equivalents and borrowings under our unsecured revolving credit facilities and unsecured term loan are classified as Level 1. The fair value of our secured debt and unsecured debt are classified as Level 2. The table below summarizes the carrying amounts and fair value of these financial instruments.

(Amounts in thousands)	As of December 31, 2023		As of December 31, 2022	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash equivalents	$ 825,720	$ 826,000	$ 402,903	$ 403,000
Debt:				
Mortgages payable	$ 5,729,615	$ 5,569,000	$ 5,877,615	$ 5,697,000
Senior unsecured notes	1,200,000	1,069,000	1,200,000	1,021,000
Unsecured term loan	800,000	800,000	800,000	800,000
Unsecured revolving credit facilities	575,000	575,000	575,000	575,000
Total	$ 8,304,615 [1]	$ 8,013,000	$ 8,452,615 [1]	$ 8,093,000

[1] Excludes $53,163 and $63,572 of deferred financing costs, net and other as of December 31, 2023 and 2022, respectively.

16. Impairment losses, Transaction Related Costs and Other

The following table sets forth the details of impairment losses, transaction related costs and other:

(Amounts in thousands)	For the Year Ended December 31,		
	2023	**2022**	**2021**
Real estate impairment losses[1]	$ 45,007	$ 19,098	$ 7,880
Transaction related costs and other	5,684	12,624	5,935
	$ 50,691	$ 31,722	$ 13,815

_____

(1) See Note 15 - *Fair Value Measurements* for additional information. 2023 includes $22,176 of impairment loss attributable to noncontrolling interests.

17. Interest and Other Investment Income, Net

The following table sets forth the details of interest and other investment income, net:

(Amounts in thousands)	For the Year Ended December 31,		
	2023	**2022**	**2021**
Interest on cash and cash equivalents and restricted cash	$ 44,786	$ 7,553	$ 284
Credit losses on investments	(8,269)	—	—
Amortization of discount on investments in U.S. Treasury bills	3,829	7,075	—
Interest on loans receivable	1,351	5,006	2,517
Other, net	—	235	1,811
	$ 41,697	$ 19,869	$ 4,612

18. Interest and Debt Expense

The following table sets forth the details of interest and debt expense:

(Amounts in thousands)	For the Year Ended December 31,		
	2023	**2022**	**2021**
Interest expense [1]	$ 368,984	$ 277,046	$ 249,169
Capitalized interest and debt expense	(43,062)	(19,085)	(38,320)
Amortization of deferred financing fees	23,301	21,804	20,247
	$ 349,223	$ 279,765	$ 231,096

_____

(1) 2021 includes $23,729 of defeasance costs, of which $7,119 is attributable to noncontrolling interests, in connection with the refinancing of 1290 Avenue of the Americas, a property in which we own a 70% controlling interest.

19. Leases

As lessor

We lease space to tenants under operating leases. Most of the leases provide for the payment of fixed base rent payable monthly in advance. Leases typically provide for periodic step-ups in rent over the term of the lease and pass through to tenants their share of increases in real estate taxes and operating expenses over a base year. Certain leases also require additional variable rent payments based on a percentage of the tenants' sales. Electricity is provided to tenants on a sub-metered basis or included in rent based on surveys and adjusted for subsequent utility rate increases. Leases also typically provide for free rent and tenant improvement allowances for all or a portion of the tenant's initial construction costs of its premises.

As of December 31, 2023, future undiscounted cash flows under non-cancelable operating leases were as follows:

(Amounts in thousands)	As of December 31, 2023
For the year ended December 31,	
2024	$ 1,271,885
2025	1,207,370
2026	1,168,555
2027	1,061,307
2028	962,067
Thereafter	6,254,989

As lessee

We have a number of ground leases which are classified as operating leases. As of December 31, 2023, our ROU assets and lease liabilities were $680,044,000 and $732,859,000, respectively. As of December 31, 2022, our ROU assets and lease liabilities were $684,380,000 and $735,969,000, respectively.

On August 28, 2023, upon contribution of the Pier 94 leasehold to Pier 94 JV, we derecognized a ROU asset of $7,081,000 and a lease liability of $20,692,000. See Note 5 - *Investments in Partially Owned Entities* for further details.

When the rate implicit in a lease is not readily determinable, the discount rate applied to measure each ROU asset and lease liability is based on our incremental borrowing rate ("IBR"). We consider the general economic environment and our ratings and factor in various financing and asset specific adjustments to ensure the IBR is appropriate to the intended use of the underlying lease. Certain of our ground leases offer renewal options which we assess against relevant economic factors to determine whether we are reasonably certain of exercising or not exercising the option. Lease payments associated with renewal periods that we are reasonably certain will be exercised are included in the measurement of the lease liability and corresponding ROU asset.

Certain of our ground leases are subject to fair market rent resets based on a percentage of the appraised value of the underlying assets at specified future dates. Fair market rent resets occurring during the lease term do not give rise to remeasurement of the related ROU assets and lease liabilities. Fair market rent resets occurring during the lease term, which may be material, will be recognized in the periods in which they are incurred as variable rent expense.

The following table sets forth information related to the measurement of our lease liabilities.

(Amounts in thousands)	For the Year Ended December 31,		
	2023	**2022**	**2021**
Weighted average remaining lease term (in years)	47.9	48.4	44.4
Weighted average discount rate	5.59%	5.54%	4.85%
Cash paid for operating leases	$ 22,499	$ 21,861	$ 22,382

We recognize rent expense as a component of "operating" expenses on our consolidated statements of income. Rent expense is comprised of fixed and variable lease payments. The following table sets forth the details of our rent expense.

(Amounts in thousands)	For the Year Ended December 31,		
	2023	**2022**	**2021**
Fixed rent expense	$ 46,538	$ 45,211	$ 24,901
Variable rent expense	14,679	14,180	13,078
Rent expense	$ 61,217	$ 59,391	$ 37,979

19. Leases - continued

As lessee - continued

As of December 31, 2023, future lease payments under operating ground leases were as follows:

(Amounts in thousands)	As of December 31, 2023
For the year ended December 31,	
2024	$ 57,811
2025	46,227
2026	46,616
2027	47,027
2028	47,462
Thereafter	1,869,172
Total undiscounted cash flows	2,114,315
Present value discount	(1,381,456)
Lease liabilities	$ 732,859

PENN 1

Our future lease payments disclosed above include payments for our PENN 1 ground lease based on an amount estimated in January 2022, when we exercised the second of three 25-year renewal options. The first renewal period commenced June 2023 and, together with the second option exercise, extends the lease term through June 2073. The ground lease is subject to fair market value resets at each 25-year renewal period. The rent reset process for the June 2023 renewal period is currently ongoing and the timing is uncertain. The final fair market value determination may be materially higher or lower than our January 2022 estimate.

The Farley Building

The future lease payments detailed above exclude the ground and building lease at the Farley Building. The consolidated joint venture, in which we own a 95% controlling interest, has a 99-year triple-net lease with Empire State Development ("ESD") for 847,000 rentable square feet of commercial space at the property, comprised of approximately 730,000 square feet of office space and approximately 117,000 square feet of restaurant and retail space. Our lease of the commercial space at the property is accounted for as a "failed sale-leaseback" as a result of us being deemed the "accounting owner" during development of the property in accordance with ASC 842-40-55 and the lease subsequently meeting "finance lease" classification pursuant to ASC 842-40-25 upon substantial completion. The lease calls for annual rent payments and fixed payments in lieu of real estate taxes ("PILOT") through June 2030. Following the fixed PILOT payment period, the PILOT is calculated in a manner consistent with buildings subject to New York City real estate taxes and assessments. As of December 31, 2023, future rent and fixed PILOT payments are $527,379,000.

20. Multiemployer Benefit Plans

Our subsidiaries make contributions to certain multiemployer defined benefit plans ("Multiemployer Pension Plans") and health plans ("Multiemployer Health Plans") for our union represented employees, pursuant to the respective collective bargaining agreements.

Multiemployer Pension Plans

Multiemployer Pension Plans differ from single-employer pension plans in that (i) contributions to multiemployer plans may be used to provide benefits to employees of other participating employers and (ii) if other participating employers fail to make their contributions, each of our participating subsidiaries may be required to bear its then pro rata share of unfunded obligations. If a participating subsidiary withdraws from a plan in which it participates, it may be subject to a withdrawal liability. As of December 31, 2023, our subsidiaries' participation in these plans was not significant to our consolidated financial statements.

During the years ended December 31, 2023, 2022 and 2021, we contributed $7,913,000, $7,761,000 and $19,851,000, respectively, towards Multiemployer Pension Plans, which is included as a component of "operating" expenses on our consolidated statements of income. During the year ended December 31, 2021, the Company funded its pension withdrawal liability in relation to the permanent closure of Hotel Pennsylvania which resulted in the Company funding more than 5% of total employer contributions to the related plan for the year. For our other Multiemployer Pension Plans, our subsidiaries' contributions did not represent more than 5% of total employer contributions for the years ended December 31, 2023, 2022 and 2021.

Multiemployer Health Plans

Multiemployer Health Plans in which our subsidiaries participate provide health benefits to eligible active and retired employees. During the years ended December 31, 2023, 2022 and 2021, our subsidiaries contributed $28,764,000, $26,514,000 and $23,431,000, respectively, towards these plans, which is included as a component of "operating" expenses on our consolidated statements of income.

21. Commitments and Contingencies

Insurance

For our properties, we maintain general liability insurance with limits of $300,000,000 per occurrence and per property, of which $275,000,000, increased from $250,000,000 effective June 20, 2023, includes communicable disease coverage, and we maintain all risk property and rental value insurance with limits of $2.0 billion per occurrence, with sub-limits for certain perils such as flood and earthquake, excluding communicable disease coverage. Our California properties have earthquake insurance with coverage of $350,000,000 per occurrence and in the aggregate, subject to a deductible in the amount of 5% of the value of the affected property. We maintain coverage for certified terrorism acts with limits of $6.0 billion per occurrence and in the aggregate (as listed below), $1.2 billion for non-certified acts of terrorism, and $5.0 billion per occurrence and in the aggregate for terrorism involving nuclear, biological, chemical and radiological ("NBCR") terrorism events, as defined by the Terrorism Risk Insurance Act of 2002, as amended to date and which has been extended through December 2027.

Penn Plaza Insurance Company, LLC ("PPIC"), our wholly owned consolidated subsidiary, acts as a re-insurer with respect to a portion of all risk property and rental value insurance and a portion of our earthquake insurance coverage, and as a direct insurer for coverage for acts of terrorism including NBCR acts. Coverage for acts of terrorism (excluding NBCR acts) is fully reinsured by third party insurance companies and the Federal government with no exposure to PPIC. For NBCR acts, PPIC is responsible for a deductible of $2,112,753 and 20% of the balance of a covered loss and the Federal government is responsible for the remaining portion of a covered loss. We are ultimately responsible for any loss incurred by PPIC.

Certain condominiums in which we own an interest (including the Farley Condominiums) maintain insurance policies with different per occurrence and aggregate limits than our policies described above.

We continue to monitor the state of the insurance market and the scope and costs of coverage for acts of terrorism and other events. However, we cannot anticipate what coverage will be available on commercially reasonable terms in the future. We are responsible for uninsured losses and for deductibles and losses in excess of our insurance coverage, which could be material.

Our debt instruments, consisting of mortgage loans secured by our properties, senior unsecured notes and revolving credit agreements contain customary covenants requiring us to maintain insurance. Although we believe that we have adequate insurance coverage for purposes of these agreements, we may not be able to obtain an equivalent amount of coverage at reasonable costs in the future. Further, if lenders insist on greater coverage than we are able to obtain it could adversely affect our ability to finance or refinance our properties and expand our portfolio.

Other Commitments and Contingencies

We are from time to time involved in legal actions arising in the ordinary course of business. In our opinion, after consultation with legal counsel, the outcome of such matters is not currently expected to have a material adverse effect on our financial position, results of operations or cash flows.

Each of our properties has been subjected to varying degrees of environmental assessment at various times. The environmental assessments did not reveal any material environmental contamination. However, there can be no assurance that the identification of new areas of contamination, changes in the extent or known scope of contamination, the discovery of additional sites, or changes in cleanup requirements would not result in significant costs to us.

In July 2018, we leased 78,000 square feet at 345 Montgomery Street in San Francisco, CA, to a subsidiary of Regus PLC, for an initial term of 15 years. The obligations under the lease were guaranteed by Regus PLC in an amount of up to $90,000,000. The tenant purported to terminate the lease prior to space delivery. We commenced a suit on October 23, 2019 seeking to enforce the lease and the guaranty. On May 11, 2021, the court issued a final statement of decision in our favor and on January 31, 2023, the Court of Appeal affirmed the lower court's decision. On October 9, 2020, the successor to Regus PLC filed for bankruptcy in Luxembourg. In April 2023, we entered into a settlement with affiliates of the successor to Regus PLC, pursuant to which we agreed to discontinue all legal proceedings against the Regus PLC successor and its affiliates in exchange for a payment to us of $21,350,000, which is included in "rental revenues" on our consolidated statements of income for the year ended December 31, 2023, of which $6,405,000 is attributable to noncontrolling interest.

21. Commitments and Contingencies – continued

Other Commitments and Contingencies - continued

We may, from time to time, enter into guarantees including, but not limited to, payment guarantees to lenders of unconsolidated joint ventures for tax purposes, completion guarantees for development and redevelopment projects, and guarantees to fund leasing costs. These agreements terminate either upon the satisfaction of specified obligations or repayment of the underlying loans. As of December 31, 2023, the aggregate dollar amount of these guarantees is approximately $1,230,000,000, primarily comprised of payment guarantees for the mortgage loans secured by 640 Fifth Avenue, 7 West 34th Street, and 435 Seventh Avenue and the completion guarantee provided to the lender of Pier 94 JV. Other than these loans, our mortgage loans are non-recourse to us.

As of December 31, 2023, $30,233,000 of letters of credit were outstanding under one of our unsecured revolving credit facilities. Our unsecured revolving credit facilities contain financial covenants that require us to maintain minimum interest coverage and maximum debt to market capitalization ratios, and provide for increased interest rates in the event of a decline in the credit rating assigned to our senior unsecured notes. Our unsecured revolving credit facilities also contain customary conditions precedent to borrowing, including representations and warranties, and also contain customary events of default that could give rise to accelerated repayment, including such items as failure to pay interest or principal.

Our 95% consolidated joint venture (5% is owned by Related Companies ("Related")) developed and owns the Farley Building. In connection with the development of the property, the joint venture admitted a historic Tax Credit Investor partner. Under the terms of the historic tax credit arrangement, the joint venture is required to comply with various laws, regulations, and contractual provisions. Non-compliance with applicable requirements could result in projected tax benefits not being realized and, therefore, may require a refund or reduction of the Tax Credit Investor's capital contributions. As of December 31, 2023, the Tax Credit Investor has made $205,068,000 in capital contributions. Vornado and Related have guaranteed certain of the joint venture's obligations to the Tax Credit Investor.

As of December 31, 2023, we have construction commitments aggregating approximately $91,372,000.

22. Related Party Transactions

Alexander's, Inc.

We own 32.4% of Alexander's. Steven Roth, the Chairman of Vornado's Board of Trustee's and its Chief Executive Officer, is also the Chairman of the Board of Directors and Chief Executive Officer of Alexander's. We provide various services to Alexander's in accordance with management, development and leasing agreements. These agreements are described in Note 5 - *Investments in Partially Owned Entities*.

Interstate Properties ("Interstate")

Interstate is a general partnership in which Mr. Roth is the managing general partner. David Mandelbaum and Russell B. Wight, Jr., Trustees of Vornado and Directors of Alexander's, respectively, are Interstate's two other general partners. As of December 31, 2023, Interstate and its partners beneficially owned an aggregate of approximately 7.0% of the common shares of beneficial interest of Vornado and 26.0% of Alexander's common stock.

We manage and lease the real estate assets of Interstate pursuant to a management agreement for which we receive an annual fee equal to 4% of annual base rent and percentage rent. The management agreement has a term of one year and is automatically renewable unless terminated by either of the parties on 60 days' notice at the end of the term. We believe, based upon comparable fees charged by other real estate companies, that the management agreement terms are consistent with the market. We earned $206,000, $204,000, and $203,000 of management fees under the agreement for the years ended December 31, 2023, 2022 and 2021, respectively.

Fifth Avenue and Times Square JV

We provide various services to Fifth Avenue and Times Square JV in accordance with management, development, leasing and other agreements. These agreements are described in Note 5 - *Investments in Partially Owned Entities*. Haim Chera, Executive Vice President - Head of Retail, has an investment in Crown Acquisitions Inc. and Crown Retail Services LLC (collectively, "Crown"), companies controlled by Mr. Chera's family. Crown has a nominal minority interest in Fifth Avenue and Times Square JV. Additionally, we have other investments with Crown.

23. Segment Information

We operate in two reportable segments, New York and Other, which is based on how we manage our business.

Net operating income ("NOI") at share represents total revenues less operating expenses including our share of partially owned entities. NOI at share - cash basis represents NOI at share adjusted to exclude straight-line rental income and expense, amortization of acquired below and above market leases, accruals for ground rent resets yet to be determined, and other non-cash adjustments. We consider NOI at share - cash basis to be the primary non-GAAP financial measure for making decisions and assessing the unlevered performance of our segments as it relates to the total return on assets as opposed to the levered return on equity. As properties are bought and sold based on NOI at share - cash basis, we utilize this measure to make investment decisions as well as to compare the performance of our assets to that of our peers. NOI at share and NOI at share - cash basis should not be considered alternatives to net income or cash flow from operations and may not be comparable to similarly titled measures employed by other companies. Asset information by segment is not reported as we do not use this measure to assess segment performance or to make resource allocation decisions.

Below is a summary of NOI at share and NOI at share - cash basis by segment for the years ended December 31, 2023, 2022 and 2021.

(Amounts in thousands)	For the Year Ended December 31, 2023					
		Total		New York		Other
Total revenues	$	1,811,163	$	1,452,158	$	359,005
Operating expenses		(905,158)		(733,478)		(171,680)
NOI - consolidated		906,005		718,680		187,325
Deduct: NOI attributable to noncontrolling interests in consolidated subsidiaries		(48,553)		(15,547)		(33,006)
Add: NOI from partially owned entities		285,761		274,436		11,325
NOI at share		1,143,213		977,569		165,644
Non-cash adjustments for straight-line rents, amortization of acquired below-market leases, net, and other		(3,377)		(7,700)		4,323
NOI at share - cash basis	$	1,139,836	$	969,869	$	169,967

(Amounts in thousands)	For the Year Ended December 31, 2022					
		Total		New York		Other
Total revenues	$	1,799,995	$	1,449,442	$	350,553
Operating expenses		(873,911)		(716,148)		(157,763)
NOI - consolidated		926,084		733,294		192,790
Deduct: NOI attributable to noncontrolling interests in consolidated subsidiaries		(70,029)		(45,566)		(24,463)
Add: NOI from partially owned entities		305,993		293,780		12,213
NOI at share		1,162,048		981,508		180,540
Non-cash adjustments for straight-line rents, amortization of acquired below-market leases, net, and other		(10,980)		(18,509)		7,529
NOI at share - cash basis	$	1,151,068	$	962,999	$	188,069

(Amounts in thousands)	For the Year Ended December 31, 2021					
		Total		New York		Other
Total revenues	$	1,589,210	$	1,257,599	$	331,611
Operating expenses		(797,315)		(626,386)		(170,929)
NOI - consolidated		791,895		631,213		160,682
Deduct: NOI attributable to noncontrolling interests in consolidated subsidiaries		(69,385)		(38,980)		(30,405)
Add: NOI from partially owned entities		310,858		300,721		10,137
NOI at share		1,033,368		892,954		140,414
Non-cash adjustments for straight-line rents, amortization of acquired below-market leases, net, and other		1,318		(1,188)		2,506
NOI at share - cash basis	$	1,034,686	$	891,766	$	142,920

23. Segment Information - continued

Below is a reconciliation of net income (loss) to NOI at share and NOI at share - cash basis for the years ended December 31, 2023, 2022 and 2021.

(Amounts in thousands)	For the Year Ended December 31,					
		2023		2022		2021
Net income (loss)	$	32,888	$	(382,612)	$	207,553
Depreciation and amortization expense		434,273		504,502		412,347
General and administrative expense		162,883		133,731		134,545
Impairment losses, transaction related costs and other		50,691		31,722		13,815
(Income) loss from partially owned entities		(38,689)		461,351		(130,517)
Income from real estate fund investments		(1,590)		(3,541)		(11,066)
Interest and other investment income, net		(41,697)		(19,869)		(4,612)
Interest and debt expense		349,223		279,765		231,096
Net gains on disposition of wholly owned and partially owned assets		(71,199)		(100,625)		(50,770)
Income tax expense (benefit)		29,222		21,660		(10,496)
NOI from partially owned entities		285,761		305,993		310,858
NOI attributable to noncontrolling interests in consolidated subsidiaries		(48,553)		(70,029)		(69,385)
NOI at share		1,143,213		1,162,048		1,033,368
Non-cash adjustments for straight-line rents, amortization of acquired below-market leases, net, and other		(3,377)		(10,980)		1,318
NOI at share - cash basis	$	1,139,836	$	1,151,068	$	1,034,686

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Vornado Realty Trust

Disclosure Controls and Procedures: Our management, with the participation of Vornado's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, Vornado's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective.

Internal Control Over Financial Reporting: There have not been any changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of Vornado Realty Trust, together with its consolidated subsidiaries (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of Vornado's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2023, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2023 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management and our trustees; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing on the following page, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of Vornado Realty Trust

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vornado Realty Trust and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 12, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 12, 2024

Vornado Realty L.P.

Disclosure Controls and Procedures: Vornado Realty L.P.'s management, with the participation of Vornado's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, Vornado's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective.

Internal Control Over Financial Reporting: There have not been any changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of Vornado Realty Trust, sole general partner of Vornado Realty L.P., together with Vornado Realty L.P.'s consolidated subsidiaries (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed under the supervision of Vornado's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

As of December 31, 2023, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2023 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures are being made only in accordance with authorizations of management and Vornado's trustees; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing on the following page, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Vornado Realty L.P.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vornado Realty L.P. and subsidiaries (the "Partnership") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Partnership and our report dated February 12, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Partnership's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

New York, New York
February 12, 2024

ITEM 9B.   OTHER INFORMATION

During the three months ended December 31, 2023, none of our trustees or executive officers adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as such terms are defined under Item 408 of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information relating to trustees of Vornado, the Operating Partnership's sole general partner, including its audit committee and audit committee financial expert, will be contained in Vornado's definitive Proxy Statement involving the election of Vornado's trustees which Vornado will file with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934 not later than 120 days after December 31, 2023, and such information is incorporated herein by reference. Also incorporated herein by reference is the information under the caption "16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement.

Executive Officers of the Registrant

The following is a list of the names, ages, principal occupations and positions with Vornado of the executive officers of Vornado and the positions held by such officers during the past five years. All executive officers of Vornado have terms of office that run until the next succeeding meeting of the Board of Trustees of Vornado following the Annual Meeting of Vornado's Shareholders unless they are removed sooner by Vornado's Board.

Name	Age	PRINCIPAL OCCUPATION, POSITION AND OFFICE (Current and during past five years with Vornado unless otherwise stated)
Steven Roth	82	Chairman of the Board; Chief Executive Officer since April 2013 and from May 1989 to May 2009; Managing General Partner of Interstate Properties, an owner of shopping centers and an investor in securities and partnerships; Chief Executive Officer of Alexander's, Inc. since March 1995, a Director since 1989, and Chairman of the Board since May 2004.
Michael J. Franco	55	President and Chief Financial Officer since December 2020; President since April 2019; Executive Vice President - Chief Investment Officer from April 2015 to April 2019; Executive Vice President - Head of Acquisitions and Capital Markets from November 2010 to April 2015.
Haim Chera	54	Executive Vice President - Head of Retail since April 2019; Principal at Crown Acquisitions from January 2000 - April 2019.
Barry S. Langer	45	Executive Vice President - Development - Co-Head of Real Estate since April 2019; Executive Vice President - Head of Development from May 2015 to April 2019.
Glen J. Weiss	54	Executive Vice President - Office Leasing - Co-Head of Real Estate since April 2019; Executive Vice President - Office Leasing from May 2013 to April 2019.

Vornado, the Operating Partnership's sole general partner, has adopted a Code of Business Conduct and Ethics that applies to all officers and employees. This Code is available on Vornado's website at www.vno.com.

ITEM 11.   EXECUTIVE COMPENSATION

Information relating to Vornado's executive officer and trustee compensation will be contained in Vornado's Proxy Statement referred to above in Item 10, "Directors, Executive Officers and Corporate Governance," and such information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information relating to security ownership of certain beneficial owners and management and related stockholder matters will be contained in Vornado's Proxy Statement referred to in Item 10, "Directors, Executive Officers and Corporate Governance," and such information is incorporated herein by reference.

Equity compensation plan information

The following table provides information as of December 31, 2023 regarding Vornado's equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the second column)	
Equity compensation plans approved by security holders	21,767,856	(1)	$ 65.52		1,217,273	(2)
Equity compensation plans not approved by security holders	419,603	(3)	N/A		—	
Total	22,187,459		$ 65.52		1,217,273	

(1) Includes shares/units of (i) 158,101 Vornado Stock Options (144,361 of which are vested and exercisable), (ii) 541,814 Appreciation-Only Long-Term Incentive Plan ("AO LTIP") units (499,882 of which are vested and exercisable), (iii) 14,368,750 Performance AO LTIP units, (iv) 4,558,915 restricted Operating Partnership units (1,348,756 of which are vested and exercisable), (v) 1,208,264 unearned Out-Performance Plan units, (vi) 71,656 earned but unvested Long-Term Performance Plan LTIP Units and (vii) 860,356 unearned Long-Term Performance Plan LTIP Units. See Note 12 - *Stock-based Compensation* in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

Does not include 3,047 shares of Vornado Restricted Stock, as they have been reflected in Vornado's total shares outstanding.

(2) Based on awards being granted as "Full Value Awards," as defined. If we were to grant "Not Full Value Awards," as defined, the number of securities available for future grants is approximately 2,435,000 shares.

(3) Includes (i) 120,924 restricted Operating Partnership units granted at a market price of $13.03 per unit to Vornado Trustees that are not executives of the Company as part of their annual Trustee fees and (ii) 116,612 restricted Operating Partnership units granted at a market price of $19.30 per unit to Vornado consultants that are not executives of the Company for annual consulting fees, and (iii) 182,067 restricted Operating Partnership units granted in 2022.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information relating to certain relationships and related transactions, and director independence will be contained in Vornado's Proxy Statement referred to in Item 10, "Directors, Executive Officers and Corporate Governance," and such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information relating to principal accountant fees and services will be contained in Vornado's Proxy Statement referred to in Item 10, "Directors, Executive Officers and Corporate Governance," under the caption "Ratification of The Appointment of Independent Accounting Firm" and such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. The consolidated financial statements are set forth in Item 8 of this Annual Report on Form 10-K.

The following financial statement schedules should be read in conjunction with the financial statements included in Item 8 of this Annual Report on Form 10-K.

	Page in this Annual Report on Form 10-K
Schedule III - Real Estate and Accumulated Depreciation	124

Schedules other than those listed above are omitted because they are not applicable or the information required is included in the consolidated financial statements or the notes thereto.

VORNADO REALTY TRUST AND VORNADO REALTY L.P.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
(Amounts in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial cost to company			Gross amount at which carried at close of period						
	Encumbrances[1]	Land	Buildings and improvements	Costs capitalized subsequent to acquisition	Land	Buildings and improvements	Total[2]	Accumulated depreciation and amortization	Date of construction[3]	Date acquired	Life on which depreciation in latest income statement is computed
New York											
Manhattan											
1290 Avenue of the Americas	$ 950,000	$ 518,244	$ 926,992	$ 257,295	$ 518,244	$ 1,184,287	$ 1,702,531	$ 495,262	1963	2007	(4)
One Park Avenue	525,000	197,057	369,016	15,684	197,057	384,700	581,757	25,714	1926	2021	(4)
350 Park Avenue	400,000	265,889	363,381	108,646	306,034	431,882	737,916	181,322	1960	2006	(4)
PENN 1	—	—	412,169	914,769	—	1,326,938	1,326,938	435,128	1972	1998	(4)
100 West 33rd Street	480,000	331,371	361,443	78,189	331,371	439,632	771,003	186,718	1911/2009	2007	(4)
150 West 34th Street	75,000	119,657	268,509	—	119,657	268,509	388,166	57,618	1900	2015	(4)
PENN 2	575,000 [5]	53,615	164,903	845,098	52,689	1,010,927	1,063,616	109,183	1968	1997	(4)
90 Park Avenue	—	8,000	175,890	200,721	8,000	376,611	384,611	208,034	1964	1997	(4)
770 Broadway	700,000	52,898	95,686	198,096	52,898	293,782	346,680	146,826	1907	1998	(4)
888 Seventh Avenue	259,800	—	117,269	180,130	—	297,399	297,399	168,398	1980	1998	(4)
PENN 11	500,000	40,333	85,259	142,088	40,333	227,347	267,680	112,615	1923	1997	(4)
909 Third Avenue	350,000	—	120,723	128,753	—	249,476	249,476	143,228	1969	1999	(4)
150 East 58th Street	—	39,303	80,216	65,710	39,303	145,926	185,229	78,336	1969	1998	(4)
595 Madison Avenue	—	62,731	62,888	82,600	62,731	145,488	208,219	64,983	1968	1999	(4)
330 West 34th Street	—	—	8,599	188,073	—	196,672	196,672	68,953	1925	1998	(4)
715 Lexington Avenue	—	—	26,903	20,828	30,086	17,645	47,731	2,918	1923	2001	(4)
4 Union Square South	120,000	24,079	55,220	14,329	24,079	69,549	93,628	30,512	1965/2004	1993	(4)
The Farley Building	—	—	476,235	956,812	—	1,433,047	1,433,047	106,076	1912	2018	(4)
260 Eleventh Avenue	—	—	80,482	8,201	—	88,683	88,683	18,343	1911	2015	(4)
606 Broadway	74,119	45,406	8,993	486	23,930	30,955	54,885	1,696		2016	(4)
435 Seventh Avenue	95,696	19,893	19,091	2,032	19,893	21,123	41,016	12,659	2002	1997	(4)
131-135 West 33rd Street	—	8,315	21,312	477	8,315	21,789	30,104	4,478		2016	(4)
304 - 306 Canal Street	—	3,511	12,905	(7,629)	1,771	7,016	8,787	539	1910	2014	(4)
1131 Third Avenue	—	7,844	7,844	5,683	7,844	13,527	21,371	3,886		1997	(4)
431 Seventh Avenue	—	16,700	2,751	300	16,700	3,051	19,751	1,157		2007	(4)
138-142 West 32nd Street	—	9,252	9,936	2,132	9,252	12,068	21,320	2,611	1920	2015	(4)
334 Canal Street	—	1,693	6,507	1,304	753	8,751	9,504	614		2011	(4)
966 Third Avenue	—	8,869	3,631	—	8,869	3,631	12,500	938		2013	(4)
137 West 33rd Street	—	6,398	1,550	—	6,398	1,550	7,948	339	1932	2015	(4)
825 Seventh Avenue	—	1,483	697	3,969	1,483	4,666	6,149	1,299		1997	(4)
537 West 26th Street	—	10,370	17,632	20,000	26,631	21,371	48,002	4,396		2018	(4)

VORNADO REALTY TRUST AND VORNADO REALTY L.P.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION - CONTINUED
(Amounts in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E			COLUMN F	COLUMN G	COLUMN H	COLUMN I
		Initial cost to company			Gross amount at which carried at close of period						
	Encumbrances[1]	Land	Buildings and improvements	Costs capitalized subsequent to acquisition	Land	Buildings and improvements	Total[2]	Accumulated depreciation and amortization	Date of construction[3]	Date acquired	Life on which depreciation in latest income statement is computed
New York - continued											
Manhattan - continued											
339 Greenwich Street	$ —	$ 2,622	$ 12,333	$ (10,018)	$ 866	$ 4,071	$ 4,937	$ 368		2017	(4)
Hotel Pennsylvania	—	29,903	121,712	163,985	29,903	285,697	315,600	—	1919	1997	(4)
Other (Including Signage)	—	140,477	31,892	56,012	108,589	119,792	228,381	32,781			(4)
Total Manhattan	5,104,615	2,025,913	4,530,569	4,644,755	2,053,679	9,147,558	11,201,237	2,707,928			
Other Properties											
Paramus, New Jersey	—	—	—	20,408	1,033	19,375	20,408	14,819	1967	1987	(4)
Total Other Properties	—	—	—	20,408	1,033	19,375	20,408	14,819			
Total New York	5,104,615	2,025,913	4,530,569	4,665,163	2,054,712	9,166,933	11,221,645	2,722,747			
Other											
THE MART											
THE MART, Illinois	$ —	$ 64,528	$ 319,146	$ 475,435	$ 64,535	$ 794,574	$ 859,109	$ 406,292	1930	1998	(4)
527 West Kinzie, Illinois	—	5,166	—	317	5,166	317	5,483	—		1998	
Total THE MART	—	69,694	319,146	475,752	69,701	794,891	864,592	406,292			
555 California Street, California	1,200,000	223,446	895,379	278,150	223,446	1,173,529	1,396,975	468,993	1922,1969 -1970	2007	(4)
Borgata Land, Atlantic City, NJ	—	83,089	—	1,405	83,089	1,405	84,494	671	—	2010	
759-771 Madison Avenue (40 East 66th Street) Residential, New York	—	8,454	13,321	(8,193)	5,273	8,309	13,582	3,541	—	2005	(4)
Annapolis, Maryland	—	—	9,652	—	—	9,652	9,652	5,215		2005	(4)
Wayne Towne Center, New Jersey	—	—	26,137	49,313	—	75,450	75,450	42,400		2010	(4)
Other	—	—	—	3,861	—	3,861	3,861	2,291			(4)
Total Other	1,200,000	384,683	1,263,635	800,288	381,509	2,067,097	2,448,606	929,403			
Leasehold improvements, equipment and other	—	—	—	130,953	—	130,953	130,953	100,677			
Total December 31, 2023	$ 6,304,615	$2,410,596	$ 5,794,204	$ 5,596,404	$ 2,436,221	$ 11,364,983	$13,801,204	$ 3,752,827			

(1) Represents contractual debt obligations.
(2) The net basis of Vornado's assets and liabilities for tax reporting purposes is approximately $1.5 billion lower than the amounts reported for financial statement purposes.
(3) Date of original construction - many properties have had substantial renovation or additional construction, see "costs capitalized subsequent to acquisition" column.
(4) Depreciation of the buildings and improvements is calculated over lives ranging from the life of the lease to forty years.
(5) Secured amount outstanding on revolving credit facilities.

VORNADO REALTY TRUST AND VORNADO REALTY L.P.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
(Amounts in thousands)

The following is a reconciliation of real estate assets and accumulated depreciation:

	Year Ended December 31,		
	2023	**2022**	**2021**
Real Estate			
Balance at beginning of period	$ 13,314,755	$ 13,217,845	$ 12,087,943
Additions during the period:			
Land	40,145	—	197,057
Buildings & improvements and other	713,740	711,722	1,286,474
	14,068,640	13,929,567	13,571,474
Less: Assets sold, written-off, reclassified to ready for sale and deconsolidated	267,436	614,812	353,629
Balance at end of period	$ 13,801,204	$ 13,314,755	$ 13,217,845
Accumulated Depreciation			
Balance at beginning of period	$ 3,470,991	$ 3,376,347	$ 3,169,446
Depreciation expense	382,638	449,864	362,311
	3,853,629	3,826,211	3,531,757
Less: Accumulated depreciation on assets sold, written-off and deconsolidated	100,802	355,220	155,410
Balance at end of period	$ 3,752,827	$ 3,470,991	$ 3,376,347

(b)   Exhibits:

Exhibit No.

3.1   — Articles of Restatement of Vornado Realty Trust, as filed with the State Department of Assessments and Taxation of Maryland on July 30, 2007 - Incorporated by reference to Exhibit 3.75 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (File No. 001-11954), filed on July 31, 2007   *

3.2   — Amended and Restated Bylaws of Vornado Realty Trust, as amended on July 28, 2022 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (File No. 001-11954), filed on August 1, 2022   *

3.3   — Articles of Amendment to Declaration of Trust, dated September 30, 2016 – Incorporated by reference to Exhibit 3.3 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-11954), filed on February 16, 2021   *

3.4   — Articles of Amendment of Vornado Realty Trust, as filed with the State Department of Assessments and Taxation of Maryland on October 4, 2016—Incorporated by reference to Annex B to Vornado Realty Trust's Definitive Proxy Statement on Schedule 14A (File No. 001-11954), filed on April 8, 2016.   *

3.5   — Articles of Amendment to Declaration of Trust, dated June 13, 2018 - Incorporated by reference to Exhibit 3.54 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (File No. 001-11954), filed on July 30, 2018   *

3.6   — Articles of Amendment to Declaration of Trust, dated August 7, 2019 - Incorporated by reference to Exhibit 3.1 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on August 8, 2019   *

3.7   — Articles Supplementary, 5.40% Series L Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share, no par value – Incorporated by reference to Exhibit 3.6 to Vornado Realty Trust's Registration Statement on Form 8-A (File No. 001-11954), filed on January 25, 2013   *

3.8   — Articles Supplementary Classifying Vornado Realty Trust's 5.25% Series M Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share, no par value - Incorporated by reference to Exhibit 3.7 to Vornado Realty Trust's Registration Statement on Form 8-A (File No. 001-11954), filed on December 13, 2017   *

3.9   — Articles Supplementary Classifying Vornado Realty Trust's 5.25% Series N Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share, no par value - Incorporated by reference to Exhibit 3.1 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on November 24, 2020   *

3.10   — Articles Supplementary Classifying Vornado Realty Trust's 4.45% Series O Cumulative Redeemable Preferred Shares of Beneficial Interest, liquidation preference $25.00 per share, no par value - Incorporated by reference to Exhibit 3.1 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on September 22, 2021   *

3.11   — Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated as of October 20, 1997 (the "Partnership Agreement") – Incorporated by reference to Exhibit 3.26 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 001-11954), filed on May 8, 2003   *

3.12   — Amendment to the Partnership Agreement, dated as of December 16, 1997 – Incorporated by reference to Exhibit 3.27 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 001-11954), filed on May 8, 2003   *

3.13   — Second Amendment to the Partnership Agreement, dated as of April 1, 1998 – Incorporated by reference to Exhibit 3.5 to Vornado Realty Trust's Registration Statement on Form S-3 (File No. 333-50095), filed on April 14, 1998   *

3.14   — Third Amendment to the Partnership Agreement, dated as of November 12, 1998 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on November 30, 1998   *

3.15   — Fourth Amendment to the Partnership Agreement, dated as of November 30, 1998 - Incorporated by reference to Exhibit 3.1 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on February 9, 1999   *

3.16   — Fifth Amendment to the Partnership Agreement, dated as of March 3, 1999 - Incorporated by reference to Exhibit 3.1 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on March 17, 1999   *

3.17   — Sixth Amendment to the Partnership Agreement, dated as of March 17, 1999 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on July 7, 1999   *

3.18   — Seventh Amendment to the Partnership Agreement, dated as of May 20, 1999 - Incorporated by reference to Exhibit 3.3 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on July 7, 1999   *

3.19   — Eighth Amendment to the Partnership Agreement, dated as of May 27, 1999 - Incorporated by reference to Exhibit 3.4 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on July 7, 1999   *

3.20   — Ninth Amendment to the Partnership Agreement, dated as of September 3, 1999 - Incorporated by reference to Exhibit 3.3 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on October 25, 1999   *

3.21   — Tenth Amendment to the Partnership Agreement, dated as of September 3, 1999 - Incorporated by reference to Exhibit 3.4 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on October 25, 1999   *

3.22   — Eleventh Amendment to the Partnership Agreement, dated as of November 24, 1999 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on December 23, 1999   *

_____

*   Incorporated by reference

| 3.23 | — Twelfth Amendment to the Partnership Agreement, dated as of May 1, 2000 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on May 19, 2000 | * |

| 3.24 | — Thirteenth Amendment to the Partnership Agreement, dated as of May 25, 2000 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on June 16, 2000 | * |

| 3.25 | — Fourteenth Amendment to the Partnership Agreement, dated as of December 8, 2000 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on December 28, 2000 | * |

| 3.26 | — Fifteenth Amendment to the Partnership Agreement, dated as of December 15, 2000 - Incorporated by reference to Exhibit 4.35 to Vornado Realty Trust's Registration Statement on Form S-8 (File No. 333-68462), filed on August 27, 2001 | * |

| 3.27 | — Sixteenth Amendment to the Partnership Agreement, dated as of July 25, 2001 - Incorporated by reference to Exhibit 3.3 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on October 12, 2001 | * |

| 3.28 | — Seventeenth Amendment to the Partnership Agreement, dated as of September 21, 2001 - Incorporated by reference to Exhibit 3.4 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on October 12, 2001 | * |

| 3.29 | — Eighteenth Amendment to the Partnership Agreement, dated as of January 1, 2002 - Incorporated by reference to Exhibit 3.1 to Vornado Realty Trust's Current Report on Form 8-K/A (File No. 001-11954), filed on March 18, 2002 | * |

| 3.30 | — Nineteenth Amendment to the Partnership Agreement, dated as of July 1, 2002 - Incorporated by reference to Exhibit 3.47 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 001-11954), filed on August 7, 2002 | * |

| 3.31 | — Twentieth Amendment to the Partnership Agreement, dated April 9, 2003 - Incorporated by reference to Exhibit 3.46 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 001-11954), filed on May 8, 2003 | * |

| 3.32 | — Twenty-First Amendment to the Partnership Agreement, dated as of July 31, 2003 - Incorporated by reference to Exhibit 3.47 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (File No. 001-11954), filed on November 7, 2003 | * |

| 3.33 | — Twenty-Second Amendment to the Partnership Agreement, dated as of November 17, 2003 – Incorporated by reference to Exhibit 3.49 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 001-11954), filed on March 3, 2004 | * |

| 3.34 | — Twenty-Third Amendment to the Partnership Agreement, dated May 27, 2004 – Incorporated by reference to Exhibit 99.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on June 14, 2004 | * |

| 3.35 | — Twenty-Fourth Amendment to the Partnership Agreement, dated August 17, 2004 – Incorporated by reference to Exhibit 3.57 to Vornado Realty Trust and Vornado Realty L.P.'s Registration Statement on Form S-3 (File No. 333-122306), filed on January 26, 2005 | * |

| 3.36 | — Twenty-Fifth Amendment to the Partnership Agreement, dated November 17, 2004 – Incorporated by reference to Exhibit 3.58 to Vornado Realty Trust and Vornado Realty L.P.'s Registration Statement on Form S-3 (File No. 333-122306), filed on January 26, 2005 | * |

| 3.37 | — Twenty-Sixth Amendment to the Partnership Agreement, dated December 17, 2004 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on December 21, 2004 | * |

| 3.38 | — Twenty-Seventh Amendment to the Partnership Agreement, dated December 20, 2004 – Incorporated by reference to Exhibit 3.2 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on December 21, 2004 | * |

| 3.39 | — Twenty-Eighth Amendment to the Partnership Agreement, dated December 30, 2004 - Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on January 4, 2005 | * |

| 3.40 | — Twenty-Ninth Amendment to the Partnership Agreement, dated June 17, 2005 - Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on June 21, 2005 | * |

| 3.41 | — Thirtieth Amendment to the Partnership Agreement, dated August 31, 2005 - Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on September 1, 2005 | * |

| 3.42 | — Thirty-First Amendment to the Partnership Agreement, dated September 9, 2005 - Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on September 14, 2005 | * |

| 3.43 | — Thirty-Second Amendment and Restated Agreement of Limited Partnership, dated as of December 19, 2005 – Incorporated by reference to Exhibit 3.59 to Vornado Realty L.P.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (File No. 000-22685), filed on May 8, 2006 | * |

| 3.44 | — Thirty-Third Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of April 25, 2006 – Incorporated by reference to Exhibit 10.2 to Vornado Realty Trust's Form 8-K (File No. 001-11954), filed on May 1, 2006 | * |

| 3.45 | — Thirty-Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of May 2, 2006 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on May 3, 2006 | * |

| 3.46 | — Thirty-Fifth Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of August 17, 2006 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Form 8-K (File No. 000-22685), filed on August 23, 2006 | * |

| 3.47 | — Thirty-Sixth Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of October 2, 2006 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Form 8-K (File No. 000-22685), filed on January 22, 2007 | * |

_____

*   Incorporated by reference

3.48		— Thirty-Seventh Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of June 28, 2007 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on June 27, 2007	*
3.49		— Thirty-Eighth Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of June 28, 2007 – Incorporated by reference to Exhibit 3.2 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on June 27, 2007	*
3.50		— Thirty-Ninth Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of June 28, 2007 – Incorporated by reference to Exhibit 3.3 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on June 27, 2007	*
3.51		— Fortieth Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of June 28, 2007 – Incorporated by reference to Exhibit 3.4 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on June 27, 2007	*
3.52		— Forty-First Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of March 31, 2008 – Incorporated by reference to Exhibit 3.44 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (file No. 001-11954), filed on May 6, 2008	*
3.53		— Forty-Second Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of December 17, 2010 – Incorporated by reference to Exhibit 99.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No 000-22685), filed on December 21, 2010	*
3.54		— Forty-Third Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of April 20, 2011 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 000-22685), filed on April 21, 2011	*
3.55		— Forty-Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated as, of March 30, 2012 - Incorporated by reference to Exhibit 99.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 001-34482), filed on April 5, 2012	*
3.56		— Forty-Fourth Amendment to Second Amended and Restated Agreement of Limited Partnership dated as of July 18, 2012 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 001-34482), filed on July 18, 2012	*
3.57		— Forty-Fifth Amendment to Second Amended and Restated Agreement of Limited Partnership, dated as of January 25, 2013 – Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 001-34482), filed on January 25, 2013	*
3.58		— Forty-Sixth Amendment to Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated April 1, 2015 - Incorporated by reference to Exhibit 3.1 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 001-34482), filed on April 2, 2015	*
3.59		—— Forty-Seventh Amendment to Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated December 13, 2017 - Incorporated by reference to Exhibit 3.2 to Vornado Realty L.P.'s Current Report on Form 8-K (File No. 001-34482), filed on December 13, 2017	*
3.60	**	—— Forty-Eighth Amendment to Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated as of January 12, 2018 - Incorporated by reference to Exhibit 3.53 to Vornado Realty Trust's Annual Report on 10-K for the year ended December 31, 2017 (File No. 001-11954), filed on February 12, 2018	*
3.61		— Forty-Ninth Amendment to Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated as of August 7, 2019 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on August 8, 2019	*
3.62		— Fiftieth Amendment to Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated as of November 24, 2020 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on November 24, 2020	*
3.63		— Fifty-First Amendment to Second Amended and Restated Agreement of Limited Partnership of Vornado Realty L.P., dated as of September 22, 2021 - Incorporated by reference to Exhibit 3.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on September 22, 2021	*
4.1		— Indenture, dated as of November 25, 2003, between Vornado Realty L.P. and The Bank of New York, as Trustee - Incorporated by reference to Exhibit 4.10 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (File No. 001-11954), filed on April 28, 2005	*
4.2		— Indenture, dated as of November 20, 2006, among Vornado Realty Trust, as Issuer, Vornado Realty L.P., as Guarantor and The Bank of New York, as Trustee – Incorporated by reference to Exhibit 4.1 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on November 27, 2006	*
		Certain instruments defining the rights of holders of long-term debt securities of Vornado Realty Trust and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Vornado Realty Trust hereby undertakes to furnish to the Securities and Exchange Commission, upon request, copies of such instruments	
4.3		— Description of Vornado Realty Trust securities registered pursuant to Section 12 of the Securities Exchange Act of 1934	***
4.4		— Description of Class A units of Vornado Realty L.P. and certain provisions of its agreement of limited partnership	***

_____

*		Incorporated by reference
**		Management contract or compensatory agreement
***		Filed herewith

10.1		— Registration Rights Agreement between Vornado, Inc. and Steven Roth, dated December 29, 1992 - Incorporated by reference to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 1992 (File No. 001-11954), filed February 16, 1993	*
10.2	**	— Management Agreement between Interstate Properties and Vornado, Inc. dated July 13, 1992 – Incorporated by reference to Vornado, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1992 (File No. 001-11954), filed February 16, 1993	*
10.3	**	— Amendment to Real Estate Retention Agreement, dated as of July 3, 2002, by and between Alexander's, Inc. and Vornado Realty L.P. - Incorporated by reference to Exhibit 10(i)(E)(3) to Alexander's Inc.'s Quarterly Report for the quarter ended June 30, 2002 (File No. 001-06064), filed on August 7, 2002	*
10.4	**	— 59th Street Real Estate Retention Agreement, dated as of July 3, 2002, by and between Vornado Realty L.P., 731 Residential LLC and 731 Commercial LLC - Incorporated by reference to Exhibit 10(i)(E)(4) to Alexander's Inc.'s Quarterly Report for the quarter ended June 30, 2002 (File No. 001-06064), filed on August 7, 2002	*
10.5		— Amended and Restated Management and Development Agreement, dated as of July 3, 2002, by and between Alexander's, Inc., the subsidiaries party thereto and Vornado Management Corp. - Incorporated by reference to Exhibit 10(i)(F)(1) to Alexander's Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (File No. 001-06064), filed on August 7, 2020	*
10.6	**	— Second Amendment to Real Estate Retention Agreement, dated January 1, 2007, by and between Vornado Realty L.P. and Alexander's Inc. – Incorporated by reference to Exhibit 10.55 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-11954), filed on February 27, 2007	*
10.7	**	— Amendment to 59th Street Real Estate Retention Agreement, dated January 1, 2007, by and among Vornado Realty L.P., 731 Retail One LLC, 731 Restaurant LLC, 731 Office One LLC and 731 Office Two LLC. – Incorporated by reference to Exhibit 10.56 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-11954), filed on February 27, 2007	*
10.8	**	— Vornado Realty Trust's 2010 Omnibus Share Plan - Incorporated by reference to Exhibit 10.41 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (File No. 001-11954) filed on August 3, 2010	*
10.9	**	— Form of Vornado Realty Trust 2010 Omnibus Share Plan Restricted LTIP Unit Agreement - Incorporated by reference to Exhibit 99.3 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954) filed on April 5, 2012	*
10.10	**	— Employment agreement between Vornado Realty Trust and Michael J. Franco dated January 10, 2014 - Incorporated by reference to Exhibit 10.52 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (File No. 001-11954), filed on May 5, 2014	*
10.11	**	— Form of Vornado Realty Trust 2010 Omnibus Share Plan AO LTIP Unit Award Agreement - Incorporated by reference to Exhibit 10.34 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2017 (File No. 001-11954), filed on February 12, 2018	*
10.12	**	— Form of 2019 Amendment to Restricted LTIP Unit and Restricted Stock Agreements - Incorporated by reference to Exhibit 10.37 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-11954), filed on February 11, 2019	*
10.13	**	— Form of Vornado Realty Trust 2010 Omnibus Share Plan Restricted LTIP Unit Agreement - Incorporated by reference to Exhibit 10.38 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-11954), filed on February 11, 2019	*
10.14	**	— Vornado Realty Trust 2019 Omnibus Share Plan - Incorporated by reference to Annex B to Vornado Realty Trust's Proxy Statement dated April 5, 2019 (File No. 001-11954), filed on April 5, 2019	*
10.15		— Transaction Agreement between Vornado Realty L.P. and Crown Jewel Partner LLC, dated April 18, 2019 - Incorporated by reference to Exhibit 10.42 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (File No. 001-11954), filed on July 29, 2019	*
10.16	**	— Form of Vornado Realty Trust 2019 Omnibus Share Plan Restricted Stock Agreement - Incorporated by reference to Exhibit 10.32 to Vornado Realty Trust's Quarterly Report on Form 10-K for the year ended December 31, 2019 (File No. 001-11954), filed on February 18, 2020	*
10.17	**	— Form of Vornado Realty Trust 2019 Omnibus Share Plan Restricted LTIP Unit Agreement - Incorporated by reference to Exhibit 10.33 to Vornado Realty Trust's Quarterly Report on Form 10-K for the year ended December 31, 2019 (File No. 001-11954), filed on February 18, 2020	*
10.18	**	— Form of Vornado Realty Trust 2019 Omnibus Share Plan Incentive/Non-Qualified Stock Option Agreement - Incorporated by reference to Exhibit 10.34 to Vornado Realty Trust's Quarterly Report on Form 10-K for the year ended December 31, 2019 (File No. 001-11954), filed on February 18, 2020	*
10.19	**	— Employment agreement between Vornado Realty Trust and Glen J. Weiss dated May 25, 2018 - Incorporated by reference to Exhibit 10.35 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (File No. 001-11954), filed on May 4, 2020	*
10.20	**	— Employment agreement between Vornado Realty Trust and Haim Chera dated April 19, 2019 - Incorporated by reference to Exhibit 10.36 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (File No. 001-11954), filed on May 4, 2020	*
10.21	**	— Form of Vornado Realty Trust 2021 Outperformance Plan Award Agreement for Executives – Incorporated by reference to Exhibit 10.42 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-11954), filed on February 16, 2021	*
10.22	**	— Form of Vornado Realty Trust 2021 Outperformance Plan Award Agreement for Non-Executives – Incorporated by reference to Exhibit 10.43 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 001-11954), filed on February 16, 2021	*

_____

*	Incorporated by reference
**	Management contract or compensatory agreement

10.23		—	Second Amended and Restated Revolving Credit Agreement dated as of April 15, 2021 among Vornado Realty L.P., as Borrower, the Banks listed on the signature pages thereof, and JPMorgan Chase Bank N.A., as Administrative Agent for the Banks - Incorporated by reference to Exhibit 10.44 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (File No. 001-11954), filed on August 2, 2021	*
10.24	**	—	Form of Vornado Realty Trust 2022 Long-term Performance Plan LTIP Unit Award Agreement - Incorporated by reference to Exhibit 10.36 to Vornado Realty Trust's Annual Report on form 10-K for the year ended December 31, 2021 (File No. 001-11954), filed on February 14, 2022	*
10.25	**	—	Employment agreement between Vornado Realty Trust and Barry Langer dated June 4, 2018 - Incorporated by reference to Exhibit 10.37 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (File No. 001-11954), filed on May 2, 2022	*
10.26		—	Second Amended and Restated Term Loan Agreement dated as of June 30, 2022, among Vornado Realty L.P., as Borrower, Vornado Realty Trust as General Partner, the Banks listed on the signature pages thereof, and JPMorgan Chase Bank N.A., as Administrative Agent for the Banks - Incorporated by reference to Exhibit 10.38 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (File No. 001-11954), filed on August 1, 2022	*
10.27		—	Amendment No. 1 to Second Amended and Restated Revolving Credit Agreement dated as of June 30, 2022, among Vornado Realty L.P., as Borrower, the Banks listed on the signature pages thereof, and JPMorgan Chase Bank N.A., as Administrative Agent for the Banks - Incorporated by reference to Exhibit 10.39 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (File No. 001-11954), filed on August 1, 2022	*
10.28		—	Third Amended and Restated Revolving Credit Agreement dated as of June 30, 2022, among Vornado Realty L.P., as Borrower, Vornado Realty Trust as General Partner, the Banks listed on the signature pages thereof, and JPMorgan Chase Bank N.A., as Administrative Agent for the Banks - Incorporated by reference to Exhibit 10.40 to Vornado Realty Trust's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (File No. 001-11954), filed on August 1, 2022	*
10.29	**	—	Form of Vornado Realty Trust 2019 Omnibus Share Plan Restricted LTIP Unit Agreement granted in 2023 - Incorporated by reference to Exhibit 10.36 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 001-11954), filed on February 13, 2023	*
10.30	**	—	Form of Vornado Realty Trust 2023 Long-term Performance Plan LTPP Unit Award Agreement - Incorporated by reference to Exhibit 10.37 to Vornado Realty Trust's Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 001-11954), filed on February 13, 2023	*
10.31	**	—	Form of Vornado Realty Trust's 2023 Omnibus Share Plan - Incorporated by reference to Annex A to Vornado Realty Trust's Proxy Statement dated April 7, 2023 (File No. 001-11954), filed on April 7, 2023	*
10.32	**	—	Form of Vornado Realty Trust 2023 Omnibus Share Plan Restricted LTIP Unit Agreement - Incorporated by reference to Exhibit 10.1 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on July 3, 2023	*
10.33	**	—	Form of Vornado Realty Trust 2023 Omnibus Share Plan Performance Conditioned AO LTIP Unit Award Agreement - Incorporated by reference to Exhibit 10.2 to Vornado Realty Trust's Current Report on Form 8-K (File No. 001-11954), filed on July 3, 2023	*

_____

| * | Incorporated by reference |
| ** | Management contract or compensatory agreement |

VORNADO CORPORATE INFORMATION

TRUSTEES

CORPORATE OFFICERS

STEVEN ROTH
Chairman of the Board
Chief Executive Officer

MICHAEL J. FRANCO
President and Chief Financial Officer

GLEN J. WEISS
Executive Vice President –
Office Leasing and Co-Head of Real Estate

BARRY S. LANGER
Executive Vice President –
Development and Co-Head of Real Estate

HAIM CHERA
Executive Vice President –
Head of Retail

THOMAS SANELLI
Executive Vice President –
Finance and Chief Administrative Officer

DEIRDRE MADDOCK
Senior Vice President –
Chief Accounting Officer

DAVID R. GREENBAUM
Vice Chairman

JOSEPH MACNOW
Senior Advisor

DIVISION EXECUTIVE VICE PRESIDENTS

DAVID BELLMAN
Design & Construction

STEVEN BORENSTEIN
Corporation Counsel

ELANA BUTLER
Leasing Counsel

PAMELA CARUSO
Leasing Counsel

MICHAEL DOHERTY
President – BMS Division

ROBERT ENTIN
Chief Information Officer

RICHARD FAMULARO
Controller

JOSHUA GLICK
Director of **PENN** DISTRICT Leasing

PAUL HEINEN
Chief Operating Officer – THE MART

ED HOGAN
Retail Leasing

JASON KIRSCHNER
Head of Capital Markets

FRANK MAIORANO
Head of Tax and Compliance

MICHAEL SCHNITT
Acquisitions and Capital Markets

GASTON SILVA
Chief Operating Officer – New York Division

LISA VOGEL
Marketing

COMPANY DATA

EXECUTIVE OFFICES
888 Seventh Avenue
New York, New York 10019

INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
New York, New York

COUNSEL
Sullivan & Cromwell LLP
New York, New York

TRANSFER AGENT AND REGISTRAR
Equiniti Trust Company, LLC
New York, New York

MANAGEMENT CERTIFICATIONS
The Company's Chief Executive Officer and Chief Financial
Officer provided certifications to the Securities and Exchange
Commission as required by Section 302 of the Sarbanes-Oxley Act
of 2002 and these certifications are included in the Company's
Annual Report on Form 10-K for the year ended December 31,
2023. In addition, as required by Section 303A.12(a) of the New
York Stock Exchange (NYSE) Listed Company Manual, on
May 23, 2023, the Company's Chief Executive Officer submitted
to the NYSE the annual CEO certification regarding the
Company's compliance with the NYSE's corporate governance
listing standards.

REPORT ON FORM 10-K
Shareholders may obtain a copy of the Company's annual report on
Form 10-K as filed with the Securities and Exchange Commission
free of charge (except for exhibits), by writing to the Secretary,
Vornado Realty Trust, 888 Seventh Avenue, New York, New York
10019; or visit the Company's website at www.vno.com and refer
to the Company's SEC filings.

ANNUAL MEETING
The annual meeting of shareholders of Vornado Realty Trust, will
be held virtually, via the internet, at 11:30 AM. New York City
time on May 23, 2024.

To attend the virtual 2024 Annual Meeting you will need to access
www.virtualshareholdermeeting.com/VNO2024 and enter the
16-digit control number found on your proxy card, voting
instruction form or Notice of Internet Availability of Proxy
Materials. There is no physical location for the annual meeting. We
encourage you to allow ample time for online check-in, which will
begin at 11:15 AM. New York City time. Additional details
regarding how to participate in the Annual Meeting can be
accessed at the Company's website, www.vno.com or at
www.proxyvote.com.